

June 27, 2023

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe EDGA Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook and information circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

[1] This submission serves as the required annual submission of Exhibits A, B, C, D, I, J, K, M & N. See Attachement for a comprehensive list of updates to these Exhibits.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, D, I, J, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 8:00am on 06/27/23

Enclosure

Attachment

Summary of changes made to Exhibit A:

- See Exhibit for required materials

Summary of changes made to Exhibit B:

- See Exhibit for required materials

Summary of changes made to Exhibit C:

- Executive Committee and ROC Committee were updated for Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., and Cboe C2 Exchange, Inc.

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/22)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe EDGA Exchange, Inc. (as of 12/31/22)

Summary of changes made to Exhibit J:

- Executive Committee and ROC Committee were updated

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/08/23

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.



Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/27/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

23007746

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings Cboe EDGA Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/27/23 (MM/DD/YY) Cboe EDGA Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 06/27/23] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

Cboe EDGA Exchange, Inc. (the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://markets.cboe.com/us/equities/regulation/):

1. Certificate of Incorporation of Cboe EDGA Exchange, Inc.

2. Amended and Restated By-Laws of Cboe EDGA Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. The Rules of Cboe EDGA Exchange, Inc. are available at http://markets.cboe.com/us/equities/regulation/. Rule filings and circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. <u>Cboe Services Company</u>

1. *Name*: Cboe Services Company
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Cboe Services Company. Cboe Services Company is the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Services Company is an intermediate holding company. Cboe Services Company is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Stephanie Foley (Senior Vice President, Chief Human Resource Officer)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - J. Patrick Sexton (Secretary)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)

- Kevin Carrai (VP, Market Data and Access Services)
- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)

- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - J. Patrick Sexton (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cboe Services Company (Managing Member)

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. <u>Cboe FX Markets, LLC</u>

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (SVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)

- Allen Wilkinson (VP and Controller)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. <u>Cboe FX Services, LLC</u>

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe FX Holdings, LLC (Member)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Ted Hood (INED)
   - Dave Howson (Director)
   - Catherine Langlais
   - Michael Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Senior Vice President, Chief Human Resources Officer
- Todd Furney (SVP, and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - John Deters (EVP, Corporate Strategy)
   - Jill Griebenow (SVP & Chief Accounting Officer)

- Greg Hoogasian (EVP, Chief Regulatory Officer)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Andrews Bruce
   - Kevin Murphy
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scot Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kristin Boyd (Vice President, Derivative Sales)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Catherine Clay (EVP, Head of Data and Access Solutions))
- Gary Compton (VP, Communications)
- John Deters (Executive Vice President, Chief Strategy Officer)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive</u>
- Ed Tilly
- Michael Gorham

<u>Regulatory Oversight Committee</u>
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Chief Compliance Officer)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Frazier (VP, Government Relations)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Michael Hollingsworth (Vice President)
   - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

EE. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited (Company Secretary)
   - Arianne Adams (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. <u>Digital Asset Benchmark Administration, LLC</u>

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alex Dalley
   - Michael Perez
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officers
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe Global Markets, Inc. (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Green
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officer
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Cboe Clear Europe

1. *Name*: Cboe Clear Europe
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Stephanie Renner
   - Arnoud Siegmann
   - Natan Tiefebrun

   Current Officer
   - Vikesh Patel (President)
   - Cboe Worldwide Holdings Limited (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliane Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake
   - Adam Inzirillo

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ruben Hilhorst
   - Natan Tiefebrun

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)
   - BIDS Global Services LLC (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jill Griebenow
   - Michael Margolis
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg
   - Allen Wilkinson
   - Vivian Yiu (Interim President)
   - Cboe Services Company (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers
   - Dave Howson (CEO

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Cboe Technology Hong Kong Limited

1. *Name*: Cboe Technology Hong Kong Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Cboe Australia Pty Ltd

1. *Name*: Cboe Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (Independent)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Cboe Australia Services Pty Ltd

1. *Name*: Cboe Australia Services Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Vic Jokovic
   - David Trude

   Current Officers
   - Michael Somes (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. <u>Middlebury Holdings Pty Ltd</u>

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (independent)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Toru Irokawa
   - Christopher Andrew Isaacson
   - Amy Nashida (Independent)
   - Thierry Porte

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Ed Tilly

   Current Officers
   - Ed Tilly (President and CEO)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. Cboe Digital Intermediate Holdings, LLC

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)
   - Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. Cboe Clear Digital, LLC

1. *Name*: Cboe Clear Digital, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Benjamin Lawson (Chief Information Security Officer)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Senior Director, Head of Clearing)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Clear Digital Holdings, LLC (Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. <u>Cboe Clear Digital Holdings, LLC</u>

1. *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officer</u>
   - John Palmer (President)
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. Neo Exchange Inc.

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Aimee Schmitt (Head of Marketing and Communications)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - John Deters (VP)
   - Chris Isaacson (EVP and COO)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SSS. BIDS Australia Pty. Ltd.

1. *Name*: BIDS Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Murrough O'Brien

   Officers
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2022
(unaudited)

	BETF Cboe ETF.com, Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.
Revenues:										
Transaction and clearing fees	-	-	7,403,203.26	84,284.25	-	-	31,023,526.57	32,065,214.73	-	67,442,353.82
Access and capacity fees	-	-	307,637.07	-	-	-	-	16,815,335.15	-	23,574,316.16
Market data fees	-	-	-	-	-	-	260,381.75	5,646,240.02	-	11,402,077.40
Regulatory fees	-	-	-	-	-	-	-	-	-	22,534,045.70
Other revenue	-	-	637,500.04	-	4,991,549.96	135,876.38	-	62,939,391.19	-	-
Total revenues	-	-	8,348,340.37	84,284.25	4,991,549.96	135,876.38	31,283,908.32	117,466,181.09	-	124,952,793.08
Cost of revenues:										
Liquidity payments	-	-	-	-	-	-	-	9,643,980.15	-	46,671,504.99
Routing and clearing	-	-	294,567.33	-	-	-	5,384,752.55	320,917.30	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	22,234,527.37
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	-	-
Total cost of revenue	-	-	294,567.33	-	-	-	5,384,752.55	9,964,897.45	-	68,906,032.36
Revenues less cost of revenues	-	-	8,053,773.04	84,284.25	4,991,549.96	135,876.38	25,899,155.77	107,501,283.64	-	56,046,760.72
Operating expenses:										
Compensation and benefits	-	251,624.61	2,861,270.95	298,131.70	3,289,192.94	-	8,680,978.19	28,143,669.73	-	7,635,780.80
Depreciation and amortization	-	-	8,047.69	9,840,811.35	3,373.35	-	25,912.34	22,870,469.79	12,409.15	904,915.61
Technology support services	-	-	729,219.41	224,170.44	128,081.12	-	3,104,781.50	7,509,697.61	-	2,335,789.72
Professional fees and outside services	-	-	1,213,863.10	291,043.13	1,038,359.65	108,371.09	4,779,214.15	2,224,888.73	97,479.04	4,471,188.71
Travel and promotional expenses	-	-	120,953.86	49,221.00	20,086.78	-	369,971.83	1,043,743.18	-	336,458.44
Facilities cost	-	-	163,075.21	(117,175.80)	126,283.79	-	537,219.52	1,829,083.35	356,015.80	277,175.42
Acquisition-related costs	-	-	-	24,982.39	25,069.66	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-
Other expenses	-	-	(7,562,500.00)	(2,755,472.71)	69,598.71	21,801.05	10,662,029.52	2,281,612.33	71,262.35	554,553.18
Total operating expenses	-	251,624.61	(2,466,069.78)	7,855,711.50	4,700,046.00	130,172.14	28,160,107.05	65,903,164.72	537,166.34	16,515,861.88
Operating income (loss)	-	(251,624.61)	10,519,842.82	(7,771,427.25)	291,503.96	5,704.24	(2,260,951.28)	41,598,118.92	(537,166.34)	39,530,898.84
Non operating (income) expense:										
Interest expense, net	-	-	-	(30.99)	-	-	-	(451,684.12)	282,561.71	-
Other non operating income/expense	-	-	13,108.38	993,886.69	(61,633.18)	(2,74)	7,604.14	147,228.22	(29,806,305.36)	-
Income (loss) before income tax provision (benefit)	-	(251,624.61)	10,506,734.44	(8,765,282.95)	353,137.14	5,706.98	(2,268,555.42)	41,902,574.82	28,986,577.31	39,530,898.84
Income tax provision (benefit)	(14,637.00)	-	2,832,559.00	(1,948,536.00)	(93,390.02)	744.84	(1,242,821.00)	7,417,687.96	91,395.00	13,401,465.00
Net Income (loss)	14,637.00	(251,624.61)	7,674,175.44	(6,816,746.95)	446,527.16	4,962.14	(1,025,734.42)	34,484,886.86	28,895,182.31	26,129,433.84
Net income allocated to common shareholders	14,637.00	(251,624.61)	7,674,175.44	(6,816,746.95)	446,527.16	4,962.14	(1,025,734.42)	34,484,886.86	28,895,182.31	26,129,433.84

	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.
Revenues:												
Transaction and clearing fees	840,114,642.49	-	698,225,093.01	188,722,675.02	91,681,995.22	-	-	-	-	-	47,544,114.57	-
Access and capacity fees	50,998,290.16	-	96,935,697.27	28,247,506.23	19,843,138.25	-	-	-	-	-	2,966,329.87	-
Market data fees	62,112,736.34	-	23,253,207.69	5,379,633.36	7,996,937.55	21,759.43	-	0.01	-	-	-	-
Regulatory fees	134,614,977.65	-	53,015,980.89	8,095,138.25	310,866.21	-	-	-	-	-	-	-
Other revenue	2,568,183.29	-	2,953,642.04	-	-	2,263,480.52	-	-	14,069,065.51	-	21,234,747.18	-
Total revenues	1,090,408,829.93	-	874,383,620.90	230,444,952.86	119,832,937.23	2,285,239.95	-	0.01	14,069,065.51	-	71,745,191.62	-
Cost of revenues:												
Liquidity payments	781,816,193.39	-	8,209,141.87	143,316,756.93	-	-	-	-	-	-	-	-
Routing and clearing	-	-	1,455,977.77	-	-	-	-	-	-	-	15,352,228.50	-
Section 31 fees	132,404,105.00	-	27,239,980.89	4,966,573.25	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	185,224.00	-	104,926,437.03	1,317,839.50	3,759,116.76	-	-	-	-	-	13,942,500.80	-
Total cost of revenue	914,405,522.39	-	141,831,537.56	149,601,169.68	3,759,116.76	-	-	-	-	-	29,294,729.30	-
Revenues less cost of revenues	176,003,307.54	-	732,552,083.34	80,843,783.18	116,073,820.47	2,285,239.95	-	0.01	14,069,065.51	-	42,450,462.32	-
Operating expenses:												
Compensation and benefits	57,091,606.31	-	61,813,608.00	14,828,490.37	-	(29,866,926.22)	-	-	11,255,327.56	583,211.94	14,757,165.63	-
Depreciation and amortization	6,488,796.34	-	7,743,221.77	1,605,313.87	-	2,318,806.71	-	73,906,190.56	287,612.26	105,451.83	3,437,028.86	-
Technology support services	13,422,929.71	-	10,014,765.39	2,434,034.85	336,193.42	(4,300,596.68)	-	-	576,805.79	10,882.94	7,595,123.65	-
Professional fees and outside services	15,203,107.53	-	22,897,202.05	6,484,813.38	483,671.12	3,087,659.77	-	-	215,780.04	-	6,959,106.41	-
Travel and promotional expenses	3,514,141.52	-	11,130,242.45	1,292,343.88	2,623,113.40	(6,384,440.26)	-	-	383,491.59	-	333,276.78	-
Facilities cost	4,121,130.26	-	6,761,116.91	1,748,569.52	-	(4,558,162.67)	-	-	399,179.01	-	1,727,096.03	-
Acquisition-related costs	-	-	-	-	-	12,654,841.89	-	-	-	2,996,605.16	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	460,927,602.15
Other expenses	4,429,169.83	-	8,235,237.78	1,300,613.22	44,398.68	2,062,253.96	-	-	132,328.37	(5,222,968.38)	901,664.03	-
Total operating expenses	104,270,881.50	-	128,595,394.35	29,694,179.09	3,487,376.62	(24,986,563.50)	-	73,906,190.56	13,250,524.62	(1,526,816.51)	35,710,461.39	460,927,602.15
Operating income (loss)	71,732,426.04	-	603,956,688.99	51,149,604.09	112,586,443.85	27,271,803.45	-	(73,906,190.55)	818,540.89	1,526,816.51	6,740,000.93	(460,927,602.15)
Non operating (income) expense:												
Interest expense, net	(1,206.67)	-	-	(1,365.00)	(23,973.78)	49,461,445.45	-	-	62.19	-	8,651,980.30	-
Other non operating income/expense	-	(4,143,828.00)	(221,778.79)	-	-	323,682,311.46	-	26,548,377.46	87,925.71	1,145,972.54	146,970.38	14,447,320.19
Income (loss) before income tax provision (benefit)	71,733,632.71	4,143,828.00	604,178,467.78	51,150,969.09	112,610,417.63	(345,871,953.46)	-	(100,454,568.01)	730,552.99	380,843.97	(2,058,949.75)	(475,374,922.34)
Income tax provision (benefit)	23,044,834.00	1,052,580.00	197,512,801.00	15,134,479.00	42,407,921.00	10,319,925.00	-	(19,634,423.00)	116,892.53	(257,962.20)	221,518.13	(113,826,164.00)
Net Income (loss)	48,688,798.71	3,091,248.00	406,665,666.78	36,016,490.09	70,202,496.63	(356,191,878.46)	-	(80,820,145.01)	613,660.46	638,806.17	(2,280,467.88)	(361,548,758.34)
Net income allocated to common shareholders	48,688,798.71	3,091,248.00	406,665,666.78	36,016,490.09	70,202,496.63	(356,191,878.46)	-	(80,820,145.01)	613,660.46	638,806.17	(2,280,467.88)	(361,548,758.34)

	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CSG Cboe Switzerland GbmH	CXA Chi-X Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology
Revenues:															
Transaction and clearing fees	73,165,566.21	-	-	-	-	-	-	-	105,542.32	2,334,626.61	-	-	-	-	-
Access and capacity fees	7,126,540.02	-	-	-	-	-	-	-	-	4,586,009.00	-	-	-	-	-
Market data fees	10,324,241.99	455,889.09	-	37,583,943.03	-	(38,619.31)	-	-	-	14,985,625.77	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	1,864,414.17	909,288.07	-	-	(332,606.97)	951,569.02	133,252.05	-	616,596.18	2,861,196.95	5,389,825.72	3,406,119.79	172,447.63	1,912,689.68	5,564,482.04
Total revenues	92,480,762.39	1,365,177.16	-	37,583,943.03	(332,606.97)	912,949.71	133,252.05	-	722,138.50	24,767,458.33	5,389,825.72	3,406,119.79	172,447.63	1,912,689.68	5,564,482.04
Cost of revenues:															
Liquidity payments	28,221,837.52	-	-	-	-	-	-	-	-	33,921.24	-	-	-	-	-
Routing and clearing	609,857.41	-	-	-	-	-	-	-	-	31,874.69	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	9,292,096.20	-	-	-	-	-	312,693.91	-	-	-	-	-
Total cost of revenue	28,831,694.93	-	-	9,292,096.20	-	-	-	-	-	378,489.84	-	-	-	-	-
Revenues less cost of revenues	63,649,067.46	1,365,177.16	-	28,291,846.83	(332,606.97)	912,949.71	133,252.05	-	722,138.50	24,388,968.49	5,389,825.72	3,406,119.79	172,447.63	1,912,689.68	5,564,482.04
Operating expenses:															
Compensation and benefits	4,132,931.23	918,372.63	1,403,221.78	183,839.41	24,490.29	792,005.27	-	69,624,523.21	339,548.40	9,817,040.28	1,360,561.57	1,396,522.73	78,337.87	1,192,349.71	3,190,970.90
Depreciation and amortization	-	(507.60)	192,367.43	-	-	-	1,881,465.62	-	-	3,276,702.87	5,752,858.77	1,527.67	-	-	491,006.87
Technology support services	658,887.34	697,179.97	278,253.11	-	-	379.29	32,976.08	-	-	2,398,258.47	43,806.13	3,730.44	-	22,823.77	246,421.64
Professional fees and outside services	52,980,692.49	147,000.77	1,293,812.15	389,111.17	19,301.18	56,262.71	1,186,426.31	76.50	201,369.03	7,345,373.65	1,298,946.94	5,212,875.71	72,494.70	193,625.77	83,627.90
Travel and promotional expenses	442,711.73	11,579.91	18,867.90	-	-	10,646.58	-	-	6,102.84	531,488.96	32,629.90	25,807.08	-	46,358.87	34,470.51
Facilities cost	144,889.06	-	31,091.72	-	6,433.20	-	4,172,074.06	-	16,104.64	611,046.41	118,180.83	-	-	53,768.11	300,457.07
Acquisition-related costs	-	-	-	-	-	-	-	-	-	1,751,533.38	239,762.37	4,988.87	-	290,457.26	861,205.50
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	222,500.23	1,306.62	55,738.92	-	395.84	15,141.30	13,467.32	6,620.44	18,135.11	546,359.62	126,305.28	320.81	459.68	16,279.78	62,550.03
Total operating expenses	58,582,612.08	1,774,932.30	3,273,353.01	572,950.58	50,620.51	874,435.15	7,286,409.39	69,631,220.15	581,260.02	26,277,803.64	8,973,051.79	6,645,773.31	151,292.25	1,815,663.27	5,270,710.42
Operating income (loss)	5,066,455.38	(409,755.14)	(3,273,353.01)	27,718,896.25	(383,227.48)	38,514.56	(7,153,157.34)	(69,631,220.15)	140,878.48	(1,888,835.15)	(3,583,226.07)	(3,239,653.52)	21,155.38	97,026.41	293,771.62
Non operating (income) expense:															
Interest expense, net	(114,877.26)	-	-	-	-	-	-	(71.81)	-	(213,469.89)	(175,940.71)	(3,791.20)	-	(644.01)	(1,152.29)
Other non operating income/expense	411,852.19	10,807.76	-	(2,157.32)	47,747.51	623.47	83.24	(38,734,066.75)	(945.85)	(11,249.21)	13,348,026.58	-	-	87,196.18	(31,050.05)
Income (loss) before income tax provision (benefit)	4,769,480.45	(420,562.90)	(3,273,353.01)	27,721,053.57	(430,974.99)	37,891.09	(7,153,240.58)	(30,897,081.59)	141,824.33	(1,664,116.05)	(16,755,311.94)	(3,235,862.32)	21,155.38	10,474.24	325,973.96
Income tax provision (benefit)	1,215,601.38	13,588.79	(1,144.00)	6,658,515.00	-	19,513.12	(1,772,381.00)	(4,345,934.00)	(615.00)	(1,130,458.43)	-	(974,548.68)	8,117.64	-	105,435.67
Net Income (loss)	3,553,879.07	(434,151.69)	(3,272,209.01)	21,062,538.57	(430,974.99)	18,377.97	(5,380,859.58)	(26,551,147.59)	142,439.33	(533,657.62)	(16,755,311.94)	(2,261,313.64)	13,037.74	10,474.24	220,538.29
Net income allocated to common shareholders	3,553,879.07	(434,151.69)	(3,272,209.01)	21,062,538.57	(430,974.99)	18,377.97	(5,380,859.58)	(26,551,147.59)	142,439.33	(533,657.62)	(16,755,311.94)	(2,261,313.64)	13,037.74	10,474.24	220,538.29

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2022
(unaudited)
(continued)

	CXH Chi-X Holdings	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	ERISCLR Eris Clearing LLC	ERISCLRHOLD Eris Clearing Holdings LLC	ERISDIGIHOLD Eris Digital Holdings LLC	ERISEXCH Eris Exchange LLC	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)
Revenues:												
Transaction and clearing fees	-	6,744,478.59	-	-	91,946,263.43	602,159,760.02	25,221.86	-	-	226,996.69	-	-
Access and capacity fees	-	2,575,987.54	-	-	23,240,465.42	35,234,926.86	-	-	-	-	-	-
Market data fees	-	1,686,829.96	-	-	15,275,509.85	53,082,093.21	-	-	-	-	0.01	-
Regulatory fees	-	-	-	-	28,443,211.23	117,697,381.76	-	-	-	-	-	-
Other revenue	-	-	-	-	-	(85,861.90)	8,218.52	-	-	-	-	-
Total revenues	-	11,007,296.09	-	-	158,905,379.93	806,969,039.75	33,440.38	-	-	226,996.69	0.01	-
Cost of revenues:												
Liquidity payments	-	-	-	-	86,594,709.24	555,780,966.75	235,573.76	-	-	490,969.70	-	-
Routing and clearing	-	-	-	-	-	329,829.64	-	-	-	-	-	-
Section 31 fees	-	-	-	-	28,045,501.90	114,956,875.21	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	-	-	-	-
Total cost of revenue	-	-	-	-	114,640,211.14	671,027,671.56	235,573.76	-	-	490,969.70	-	-
Revenues less cost of revenues	-	11,007,296.09	-	-	44,264,968.79	135,932,368.19	(202,133.38)	-	-	(263,973.01)	0.01	-
Operating expenses:												
Compensation and benefits	-	3,495,694.68	-	-	8,626,032.98	53,801,881.65	1,828,042.26	-	-	7,267,030.95	(13,485.16)	-
Depreciation and amortization	-	1,183,314.29	-	-	1,024,022.44	6,154,478.50	-	-	4,666,666.64	11,274.95	1,737,033.30	-
Technology support services	-	2,098,585.67	-	-	2,496,417.08	13,084,034.30	183,142.56	-	-	1,556,233.63	46,701.90	-
Professional fees and outside services	-	4,453,018.51	9,250.73	-	4,715,689.84	14,413,541.73	333,415.77	-	-	2,835,825.14	2,311,802.01	-
Travel and promotional expenses	-	37,302.36	301.19	-	384,721.62	3,288,425.17	1,472.64	-	-	920,736.99	1,733.63	-
Facilities cost	-	336,960.18	-	-	311,376.68	3,516,654.07	11,700.00	-	-	230,481.76	8,838.97	-
Acquisition-related costs	-	467,655.87	-	-	-	-	-	-	-	63,250.58	-	-
Goodwill impairment	-	-	-	-	-	-	62,435.22	-	-	-	-	-
Other expenses	-	1,794,730.11	1,310.04	-	638,864.72	4,219,580.40	179,138.34	-	371.41	340,187.79	-	-
Total operating expenses	-	13,867,261.67	10,891.96	-	18,203,125.36	98,478,895.62	2,599,346.81	-	4,667,038.09	13,225,473.93	4,092,624.64	-
Operating income (loss)	-	(2,859,965.58)	(10,891.96)	-	26,061,843.43	37,453,472.57	(2,801,480.19)	-	(4,667,038.09)	(13,489,446.94)	(4,092,624.64)	-
Non operating (income) expense:												
Interest expense, net	-	194.30	(0.05)	-	-	-	(1,263.61)	(45,754.07)	561.95	(36,258.30)	-	-
Other non operating income/expense	3,147,868.29	375.56	-	-	-	-	10,692.42	869,354.78	(3,728,911.38)	870,651.39	15,099.83	-
Income (loss) before income tax provision (benefit)	(3,147,868.29)	(2,860,535.44)	(10,891.91)	-	26,061,843.43	37,453,472.57	(2,766,418.54)	(869,354.78)	(938,688.60)	(14,323,840.03)	(4,107,724.47)	-
Income tax provision (benefit)	-	(555,910.01)	-	-	8,378,052.00	11,316,498.00	-	-	-	(5,130,091.00)	1,037,005.00	-
Net Income (loss)	(3,147,868.29)	(2,304,625.43)	(10,891.91)	-	17,683,791.43	26,138,238.14	(2,766,418.54)	(869,354.78)	(938,688.60)	(9,193,749.03)	(3,070,719.47)	-
Net income allocated to common shareholders	(3,147,868.29)	(2,304,625.43)	(10,891.91)	-	17,683,791.43	26,138,238.14	(2,766,418.54)	(869,354.78)	(938,688.60)	(9,193,749.03)	(3,070,719.47)	-

	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC
Revenues:												
Transaction and clearing fees	-	-	3,253,206.97	-	54,655,841.49	-	-	-	-	-	-	-
Access and capacity fees	-	-	-	-	9,293,552.89	-	-	-	854,687.77	-	-	-
Market data fees	-	-	-	-	1,159,108.60	-	-	-	29,054,109.39	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	1,274.44	2,816,115.03	-	(258,900.64)	446,484.68	-	-	-	3,873,910.58	-	-	-
Total revenues	1,274.44	2,816,115.03	3,253,206.97	(258,900.64)	65,555,047.66	-	-	-	33,782,207.74	-	-	-
Cost of revenues:												
Liquidity payments	-	-	-	-	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	788,602.02	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	188,333.59	-	-	-	-	-	-	-
Total cost of revenue	-	-	-	-	976,935.61	-	-	-	-	-	-	-
Revenues less cost of revenues	1,274.44	2,816,115.03	3,253,206.97	(258,900.64)	64,578,112.05	-	-	-	33,782,207.74	-	-	-
Operating expenses:												
Compensation and benefits	(536.38)	2,045,056.95	541,911.58	(474,570.56)	(650,165.23)	-	-	-	27,379.01	-	-	-
Depreciation and amortization	-	84,466.45	-	5,443.93	3,078.18	-	-	-	1,094,793.56	-	-	-
Technology support services	-	70,925.61	66,443.75	3,720.00	238,811.22	-	-	-	5,727,462.25	-	-	-
Professional fees and outside services	52.53	158,023.18	210,857.45	(527.02)	8,207,264.89	-	-	-	669,019.51	-	36,129.42	-
Travel and promotional expenses	-	113,876.81	-	-	96,436.85	-	-	-	1,362,078.61	-	-	-
Facilities cost	-	178,101.25	48,000.00	861.26	-	-	-	-	374,025.16	-	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	1.71	46,566.26	19,995.48	(585.42)	79,745.79	-	-	-	624,114.97	-	5,539.73	-
Total operating expenses	(482.14)	2,697,054.51	887,208.26	(465,644.81)	7,972,175.70	-	-	-	9,909,472.87	-	41,669.15	-
Operating income (loss)	1,756.58	119,060.52	2,365,998.71	206,744.17	56,605,940.35	-	-	-	23,872,734.87	-	(41,669.15)	-
Non operating (income) expense:												
Interest expense, net	-	-	-	(289.41)	-	-	-	-	-	-	55,397.31	-
Other non operating income/expense	-	26,098.93	-	(2,962.54)	64,074.88	(2,365,998.71)	-	-	(4,856.76)	-	533,657.57	-
Income (loss) before income tax provision (benefit)	1,756.58	93,091.59	2,365,998.71	209,996.12	56,541,865.47	2,365,998.71	-	-	23,877,589.63	-	(630,724.03)	-
Income tax provision (benefit)	-	47,994.57	-	-	-	-	-	-	5,973,650.00	30,963.00	476,751.78	-
Net Income (loss)	1,756.58	45,097.02	2,365,998.71	209,996.12	56,541,865.47	2,365,998.71	-	-	17,904,939.63	(30,963.00)	(1,107,475.81)	-
Net income allocated to common shareholders	1,756.58	45,097.02	2,365,998.71	209,996.12	56,541,865.47	2,365,998.71	-	-	17,904,939.63	(30,963.00)	(1,107,475.81)	-

	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations	Total
Revenues:												
Transaction and clearing fees	-	2,900.51	-	11,906,712.85	-	-	-	86,172,894.05	6,064,451.34	-	(4,240,525.98)	2,936,831,039.90
Access and capacity fees	-	-	-	1,509,849.47	-	-	-	-	660,713.53	-	(615,550.00)	324,155,452.46
Market data fees	-	10,396.09	-	3,886,159.01	-	-	-	-	59,227.55	-	(2,016,640.72)	282,180,533.67
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	364,711,601.49
Other revenue	698,551.74	166,743.99	-	2,304,288.85	-	-	-	-	-	-	(96,935,239.78)	48,639,617.75
Total revenues	698,551.74	180,039.19	-	19,706,818.18	-	-	-	86,172,894.05	6,784,392.42	-	(103,807,956.48)	3,956,528,045.67
Cost of revenues:												
Liquidity payments	-	-	-	9,233,002.82	-	-	-	-	-	-	(5,455.27)	1,470,243,065.05
Routing and clearing	-	-	-	-	-	-	-	62,337,060.92	9,049.64	-	(3,684,344.92)	83,230,370.85
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	329,807,563.62
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	187,088.36	499,862.41	-	(3,100,000.00)	133,511,212.56
Total cost of revenue	-	-	-	9,233,002.82	-	-	-	62,524,149.28	508,912.05	-	(4,789,840.19)	2,216,792,212.08
Revenues less cost of revenues	698,551.74	180,039.19	-	12,473,807.36	-	-	-	23,648,744.77	6,275,480.37	-	(99,018,116.29)	1,741,735,833.59
Operating expenses:												
Compensation and benefits	(793,274.11)	-	-	4,987,200.81	-	-	-	4,163,597.05	2,204,046.48	-	-	363,040,090.87
Depreciation and amortization	12,645.00	13,223.51	-	5,798,284.71	96,226.96	-	-	-	1,772,484.82	-	-	166,809,318.30
Technology support services	80,890.55	-	-	1,244,726.58	89,092.85	-	-	3,713,757.17	1,338,610.02	-	(2,797,871.07)	77,727,895.00
Professional fees and outside services	79,519.40	10,439.99	-	1,526,634.32	-	-	-	806,779.78	2,348,364.62	-	(94,280,476.03)	88,993,970.65
Travel and promotional expenses	43,654.67	-	-	583,976.08	-	-	-	750,671.02	119,553.37	-	-	23,728,240.14
Facilities cost	(6,678.00)	-	-	341,418.10	-	5,131.37	-	880,047.46	11,627.37	-	-	25,071,097.50
Acquisition-related costs	-	-	-	453,227.10	-	-	-	-	-	-	-	19,833,622.03
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	460,990,037.37
Other expenses	23,104.42	(806.45)	0.58	130,521.25	-	-	-	1,180,678.68	344,601.37	-	-	25,945,224.12
Total operating expenses	(580,135.07)	128,857.05	0.58	14,975,989.78	-	189,451.18	-	11,501,531.16	10,139,287.97	-	(97,078,347.10)	1,252,141,805.78
Operating income (loss)	1,278,686.81	51,182.14	(0.58)	(2,502,182.42)	-	(189,451.18)	-	12,147,213.61	(3,863,827.60)	-	(1,939,769.19)	489,594,027.81
Non operating (income) expense:												
Interest expense, net	-	-	-	(361,001.78)	(282,561.71)	-	(41,933.77)	(15,549.12)	(15,797.53)	(225,083.36)	-	56,434,502.77
Other non operating income/expense	1,566,768.27	-	-	-	(28,895,182.31)	-	-	-	158,204.31	-	(280,082,097.56)	296,773.83
Income (loss) before income tax provision (benefit)	(288,081.40)	51,182.14	(0.58)	(2,141,180.64)	29,177,744.02	(189,451.18)	41,933.77	12,162,762.73	(4,006,234.39)	225,083.36	278,142,328.37	432,862,751.21
Income tax provision (benefit)	(0.01)	-	-	(574,412.97)	(1,180,180.00)	(48,342.00)	10,589.00	3,801,257.00	-	56,334.00	-	197,897,708.09
Net Income (loss)	(288,081.40)	51,182.14	(0.58)	(1,566,767.67)	30,357,924.02	(141,109.18)	35,344.77	8,361,505.73	(4,006,234.39)	168,749.36	278,142,328.37	234,965,043.12
Net income allocated to common shareholders	(288,081.40)	51,182.14	(0.58)	(1,566,767.67)	30,357,924.02	(141,109.18)	35,344.77	8,361,505.73	(4,006,234.39)	168,749.36	278,142,328.37	234,965,043.12

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2022
(unaudited)

	Total	BETF Cboe ETF.com, Inc	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC
Current assets:													
Cash and cash equivalents	432,677,444.39	-	-	16,395,937.34	4,973,688.61	1,799,385.04	0.01	14,689,762.29	59,133,629.20	3,529,642.69	-	-	-
Financial investments	91,668,124.27	-	-	-	-	-	-	-	0.02	-	-	-	-
Accounts receivable, net	369,837,734.03	1,905,144.00	8,537.41	16,522,918.75	299,898,473.61	1,038,635.73	334,186.25	5,886,178.28	96,457,625.69	81,979,850.06	386,090,571.61	2,479,487,346.08	3,084,932.00
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	542,976,315.25	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	22,938,788.97	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	48,264,896.13	-	-	-	-	-	20.55	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	47,636,810.65	-	-	6,521.62	329,586.96	1,644.31	-	248,143.69	1,229,989.12	497,222.09	-	-	-
Total current assets	1,556,000,113.69	1,905,144.00	8,537.41	32,925,377.71	305,201,749.18	2,839,665.08	334,206.81	20,824,084.26	156,821,244.03	86,006,714.84	386,090,571.61	2,479,487,346.08	3,084,932.00
Investments	253,198,882.96	-	-	128,537.12	12,922,745.72	-	-	-	47,981,253.87	1,152,123,524.25	-	-	215,296,814.00
Land	2,346,971.66	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	108,235,353.95	-	(224,999.55)	-	(15,162.16)	8,265.27	-	-	3,415,964.74	47,338.63	-	-	-
Operating lease right of use assets	111,686,277.35	-	-	-	2,345,776.66	285,378.62	-	-	1,711,904.29	7,640,967.73	-	-	-
Goodwill	3,122,818,152.75	-	-	-	100,053,363.69	-	-	-	254,072,411.96	-	-	-	-
Intangible assets, net	1,662,797,692.57	-	-	-	136,725,989.20	-	-	-	273,147,286.46	-	-	-	-
Other assets, net	181,857,051.83	-	-	-	120,173.82	888,249.73	-	-	2,602,562.96	-	13,258,644.51	25,599,079.75	-
Total assets	6,998,940,496.76	1,905,144.00	(216,462.14)	33,053,914.83	557,354,636.11	4,021,558.70	334,206.81	20,824,084.26	739,752,628.31	1,245,818,545.45	399,349,216.12	2,505,086,425.83	218,381,746.00
Current liabilities:													
Accounts payable and accrued liabilities	(420,240,846.01)	-	(260,162.02)	(15,696,366.00)	(293,643,003.50)	(802,603.61)	(220,210.09)	(7,749,883.69)	(90,865,674.37)	(109,647,774.52)	(322,395,081.53)	(2,334,799,579.97)	(214,152,986.00)
Section 31 fees payable	(147,092,267.74)	-	-	-	-	-	-	-	-	-	(9,215,208.74)	(56,211,798.76)	-
Deferred revenue	(11,677,409.73)	-	-	-	-	-	-	-	(599.38)	-	(272,500.10)	(332,500.00)	-
Margin deposits and clearing funds	(543,030,697.70)	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	(22,938,788.92)	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	(3,487,836.82)	-	-	-	-	11,502.57	-	-	(2,980,573.11)	-	-	-	-
Current portion of long-term debt	(304,742,749.23)	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	(24,088,410.27)	-	-	-	-	-	-	-	-	(19,850,405.95)	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,477,299,006.42)	-	(260,162.02)	(15,696,366.00)	(293,643,003.50)	(791,101.04)	(220,210.09)	(7,749,883.69)	(93,846,846.86)	(129,498,180.47)	(331,882,790.37)	(2,391,343,878.73)	(214,152,986.00)
Long-term debt	(1,437,316,133.38)	-	-	-	-	-	-	-	-	(15,619,473.38)	-	-	-
Non-current unreocgnized tax benefits	(196,128,508.00)	-	-	-	-	-	-	-	-	-	(12,181,992.00)	(24,062,463.00)	-
Deferred income taxes	(222,943,601.91)	10,984.00	-	(1,479.00)	(1,986,391.00)	-	-	(46,847.00)	(65,687,361.14)	(90,213.00)	3,781,663.00	7,745,975.00	(1,137,512.00)
Non-current operating lease liabilities	(129,347,853.65)	-	-	-	(1,852,036.78)	(238,456.40)	-	-	(465,373.05)	(5,584,424.37)	-	-	-
Non-current portion of contingent consideration liabilities	(14,979,533.70)	-	-	-	-	-	-	-	-	(6,049,649.00)	-	-	-
Other non-current liabilities	(55,830,508.30)	-	-	-	-	0.01	-	-	(229,569.45)	(1,364,438.56)	-	-	-
Total liabilities	(3,533,845,145.36)	10,984.00	(260,162.02)	(15,697,845.00)	(297,481,431.28)	(1,029,557.43)	(220,210.09)	(7,796,730.69)	(160,229,150.50)	(158,206,378.78)	(340,283,119.37)	(2,407,660,366.73)	(215,290,498.00)
Stockholders' equity:													
Common stock	(1,076,702.48)	-	-	-	-	-	-	-	(14.84)	-	(1.00)	(1.00)	-
Common stock in treasury, at cost	131,043,866.32	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(1,455,053,183.95)	-	-	(36,282.04)	(275,683,741.36)	(3,196,053.99)	(121,559.61)	(18,148,676.80)	(745,255,382.73)	(855,735,256.74)	135,058,007.37	397,876,382.97	-
Retained earnings	(2,171,051,672.10)	(1,916,128.00)	251,624.61	(17,319,787.79)	15,810,536.53	(669,471.75)	(7,096.72)	5,121,323.23	98,209,125.84	(113,282,511.01)	(194,124,103.12)	(495,302,441.07)	(3,091,248.00)
Accumulated other comprehensive income, net	31,042,340.81	-	-	-	-	873,524.47	14,659.61	-	67,522,793.92	(118,594,398.92)	-	-	-
Total Cboe Global Markets, Inc.	(3,465,095,351.40)	(1,916,128.00)	251,624.61	(17,356,069.83)	(259,873,204.83)	(2,992,001.27)	(113,996.72)	(13,027,353.57)	(579,523,477.81)	(1,087,612,166.67)	(59,066,096.75)	(97,426,059.10)	(3,091,248.00)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(3,465,095,351.40)	(1,916,128.00)	251,624.61	(17,356,069.83)	(259,873,204.83)	(2,992,001.27)	(113,996.72)	(13,027,353.57)	(579,523,477.81)	(1,087,612,166.67)	(59,066,096.75)	(97,426,059.10)	(3,091,248.00)
Total liabilities and equity	(6,998,940,496.76)	(1,905,144.00)	(8,537.41)	(33,053,914.83)	(557,354,636.11)	(4,021,558.70)	(334,206.81)	(20,824,084.26)	(739,752,628.31)	(1,245,818,545.45)	(399,349,216.12)	(2,505,086,425.83)	(218,381,746.00)

	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited
Current assets:															
Cash and cash equivalents	-	-	11,215,284.87	80,640,009.25	-	-	5,226,491.18	1,455,445.78	75,524,371.64	-	16,135,284.48	963,100.66	7,811,914.45	-	409,982.09
Financial investments	-	-	-	91,174,151.81	-	-	-	-	-	-	(0.01)	-	-	-	-
Accounts receivable, net	2,417,527,400.21	567,188,341.62	584,134,452.47	8,290,501,061.49	-	438,038,854.71	11,738,699.32	23,109,645.57	8,022,582.72	103,350,931.00	89,571,768.21	2,314,857.36	657,847.62	53,075,315.66	0.02
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	531,389,226.35	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	45,024,213.63	-	-	36,514.51	956,379.58	2,052,365.09	-	-	-	-	-	2,025.54
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	868,326.06	0.09	12,500.00	24,903,109.65	-	-	337,481.69	(0.01)	5,317,736.22	-	93,490.24	(0.04)	80,000.01	-	(0.01)
Total current assets	2,418,395,726.27	567,188,341.71	595,362,237.34	8,532,242,545.83	-	438,038,854.71	17,339,186.70	25,521,470.92	622,306,282.02	103,350,931.00	105,800,542.92	3,277,957.98	8,549,762.08	53,075,315.66	412,007.64
Investments	333,333.33	-	-	5,547,252,742.54	264,807,733.92	1,859,380,367.86	-	188,069,971.24	-	296,546,009.78	-	-	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	(55,486,481.90)	(444,064.09)	-	67,002,880.40	-	-	1,452,151.06	8,264.57	2,014,673.77	-	-	(122,893.67)	314,566.25	-	-
Operating lease right of use assets	-	-	-	-	-	82,681,341.41	53,041.34	-	9,419,683.76	-	-	-	-	-	-
Goodwill	-	-	-	-	-	2,286,704,393.92	-	126,137,281.23	-	-	-	-	-	-	-
Intangible assets, net	191,618.94	-	-	-	-	967,737,622.97	-	(0.01)	28,743,302.98	-	-	628,055.43	-	-	-
Other assets, net	69,667,399.85	11,916,796.65	-	43,722,263.60	-	2,229,315.09	257,846.70	131,578.53	11,755,236.97	19,919,680.00	83,543.51	-	-	-	-
Total assets	2,433,101,596.49	578,661,074.27	595,362,237.34	14,190,220,432.37	264,807,733.92	5,636,771,895.91	19,102,225.80	339,868,566.48	674,239,179.50	419,816,620.78	105,884,086.43	3,783,119.74	8,864,328.33	53,075,315.66	412,007.64
Current liabilities:															
Accounts payable and accrued liabilities	(1,801,817,759.90)	(519,409,739.99)	(200,196,152.42)	(9,464,191,997.24)	-	(323,048,374.22)	(17,354,806.49)	(16,908,137.63)	(14,666,138.69)	(95,000,000.00)	(92,013,709.19)	(4,546,509.29)	(4,094,603.77)	(31,739,171.11)	(0.04)
Section 31 fees payable	(16,003,797.69)	(2,616,750.79)	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	(7,646,016.41)	(1,282,143.54)	-	-	-	-	-	-	-	-	3.15	(225,600.19)	-	(25,000.01)	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	(530,280,983.09)	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	(0.22)	-	-	(0.08)	-	0.20	-	(447,791.61)	-	-	-	-
Current portion of long-term debt	-	-	-	(304,742,749.23)	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	(3,000,000.00)	-	-	-	(738,007.04)	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,825,467,574.00)	(523,308,634.32)	(200,196,152.42)	(9,771,934,746.69)	-	(323,048,374.22)	(17,354,806.57)	(17,646,144.67)	(544,947,121.58)	(95,000,000.00)	(92,461,497.65)	(4,772,109.48)	(4,094,603.77)	(31,764,171.12)	(0.04)
Long-term debt	-	-	-	(1,437,316,133.38)	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	(87,785,002.00)	(5,093,989.00)	(21,418,325.00)	(4,863,600.00)	-	(60.00)	-	-	-	-	-	-	-	-	-
Deferred income taxes	24,135,881.00	2,742,691.00	6,399,785.00	(2,951,069.00)	-	(230,861,040.00)	-	-	(6,986,003.89)	106,975,233.00	-	(6,176.24)	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	(105,552,424.90)	0.01	-	(10,031,400.34)	-	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	(8,929,884.70)	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	(31,007,464.86)	-	-	0.07	0.14	(451,303.69)	(21,419,680.00)	(188,284.94)	(20,426.57)	-	-	-
Total liabilities	(1,889,116,695.00)	(525,659,932.32)	(215,214,692.42)	(11,248,073,013.93)	-	(659,461,899.12)	(17,354,806.49)	(26,576,029.23)	(562,415,829.50)	(9,444,447.00)	(92,649,782.59)	(4,798,712.29)	(4,094,603.77)	(31,764,171.12)	(0.04)
Stockholders' equity:															
Common stock	(10.00)	(10.00)	-	(1,076,702.48)	-	(968,551.01)	-	-	-	-	(132.03)	(132.03)	-	-	-
Common stock in treasury, at cost	-	-	-	126,298,866.32	-	-	243,218.82	-	-	-	-	-	-	-	-
Additional paid-in capital	468,834,199.00	(44,999,990.00)	100,000,000.00	(3,405,073,990.47)	(264,807,733.92)	(4,854,459,544.90)	(1,192,531.10)	(348,228,640.05)	(64,433,870.09)	(771,920,932.12)	(7,551,902.15)	(65,882.97)	(9,018,575.47)	(441,022.79)	(240,269.93)
Retained earnings	(1,012,821,110.46)	(8,001,141.95)	(480,147,544.92)	422,818,007.59	-	(3,062,502.97)	(988,772.07)	(2,030,757.97)	(33,428,929.53)	361,548,758.34	(7,759,970.40)	1,202,325.57	4,248,850.91	(20,870,121.75)	(180,421.54)
Accumulated other comprehensive income, net	2,019.97	-	-	(85,113,599.40)	-	(118,594,398.36)	190,665.04	36,966,860.77	(13,960,550.38)	-	2,077,700.74	(120,718.02)	-	-	8,683.87
Total Cboe Global Markets, Inc.	(543,984,901.49)	(53,001,141.95)	(380,147,544.92)	(2,942,147,418.44)	(264,807,733.92)	(4,977,084,997.24)	(1,747,419.31)	(313,292,537.25)	(111,823,350.00)	(410,372,173.78)	(13,234,303.84)	1,015,592.55	(4,769,724.56)	(21,311,144.54)	(412,007.60)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(543,984,901.49)	(53,001,141.95)	(380,147,544.92)	(2,942,147,418.44)	(264,807,733.92)	(4,977,084,997.24)	(1,747,419.31)	(313,292,537.25)	(111,823,350.00)	(410,372,173.78)	(13,234,303.84)	1,015,592.55	(4,769,724.56)	(21,311,144.54)	(412,007.60)
Total liabilities and equity	(2,433,101,596.49)	(578,661,074.27)	(595,362,237.34)	(14,190,220,432.37)	(264,807,733.92)	(5,636,546,896.36)	(19,102,225.80)	(339,868,566.48)	(674,239,179.50)	(419,816,620.78)	(105,884,086.43)	(3,783,119.74)	(8,864,328.33)	(53,075,315.66)	(412,007.64)

	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CSG Cboe Switzerland GbmH	CXA Chi-X Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd
Current assets:									
Cash and cash equivalents	125,646.67	46,055.29	-	24,426.38	4,132,435.60	3,885,832.60	896,962.54	255,164.66	983,484.99
Financial investments	-	-	-	-	-	-	-	-	-
Accounts receivable, net	1,246,307.12	7,516,349.79	54,851,500.13	1,583,903.48	4,220,357.07	497,018.28	206,403.19	353,936.61	214,672.68
Marketing fee receivable	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-
Other current assets	-	27,862.16	-	2,754.54	5,121,654.94	92,443.71	48,199.39	483.66	12,135.53
Total current assets	1,371,953.79	7,590,267.24	54,851,500.13	1,611,084.40	13,474,447.61	4,475,294.59	1,151,565.12	609,584.93	1,210,293.20
Investments	-	-	1,985,278,284.03	-	-	(14,823,028.03)	-	-	-
Land	-	2,346,971.66	-	-	-	-	-	-	-
Property and equipment, net	-	7,455,751.56	-	-	5,894,807.44	(6,166,657.82)	62,118.11	-	-
Operating lease right of use assets	-	-	-	-	3,695,849.64	-	-	-	-
Goodwill	-	-	-	-	-	136,981,242.20	-	-	-
Intangible assets, net	-	-	-	-	33,560,261.03	1,875,000.00	-	-	-
Other assets, net	10,698.50	-	-	-	726,795.71	13,968,795.99	984,231.58	-	8,774.93
Total assets	1,382,652.29	17,392,990.46	2,040,129,784.16	1,611,084.40	57,352,161.43	136,310,646.93	2,197,914.81	609,584.93	1,219,068.13
Current liabilities:									
Accounts payable and accrued liabilities	(1,259,334.33)	(20,615,521.53)	(191,905,755.77)	(1,958,985.29)	(4,491,684.43)	(3,943,842.98)	(3,626,758.99)	(283,569.92)	(455,342.51)
Section 31 fees payable	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-
Income taxes payable	(19,031.55)	-	-	-	-	-	-	(3,201.35)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,278,365.88)	(20,615,521.53)	(191,905,755.77)	(1,958,985.29)	(4,491,684.43)	(3,943,842.98)	(3,626,758.99)	(286,771.27)	(455,342.51)
Long-term debt	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	(199,514.00)	-	-	-	-	-	-	-
Deferred income taxes	-	2,670,690.00	(14,743,896.00)	-	(9,439,508.86)	-	-	-	-
Non-current operating lease liabilities	-	-	-	-	(2,771,432.04)	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	(362,715.17)	-	-	-	-
Total liabilities	(1,278,365.88)	(18,144,345.53)	(206,649,651.77)	(1,958,985.29)	(17,065,340.50)	(3,943,842.98)	(3,626,758.99)	(286,771.27)	(455,342.51)
Stockholders' equity:									
Common stock	(132.03)	-	(1.00)	(24,426.38)	-	-	-	(337,281.00)	-
Common stock in treasury, at cost	-	-	9,775,234.45	6,626.76	-	-	-	-	-
Additional paid-in capital	(85,469.07)	(61,419,915.44)	(1,932,730,478.53)	(26,255.47)	(53,947,956.83)	(150,949,032.89)	(15,565.54)	(211,248.41)	(177,961.42)
Retained earnings	(16,377.66)	62,171,270.51	208,069,512.21	368,496.48	(721,204.01)	18,630,311.94	2,261,313.64	185,930.93	(592,199.86)
Accumulated other comprehensive income, net	(2,307.65)	-	(118,594,399.52)	23,459.50	14,382,339.91	(48,083.00)	(816,903.92)	39,784.82	6,435.66
Total Cboe Global Markets, Inc.	(104,286.41)	751,355.07	(1,833,480,132.39)	347,900.89	(40,286,820.93)	(132,366,803.95)	1,428,844.18	(322,813.66)	(763,725.62)
Non-controlling interest	-	-	-	-	-	-	-	-	-
Total equity	(104,286.41)	751,355.07	(1,833,480,132.39)	347,900.89	(40,286,820.93)	(132,366,803.95)	1,428,844.18	(322,813.66)	(763,725.62)
Total liabilities and equity	(1,382,652.29)	(17,392,990.46)	(2,040,129,784.16)	(1,611,084.40)	(57,352,161.43)	(136,310,646.93)	(2,197,914.81)	(609,584.93)	(1,219,068.13)

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2022
(unaudited)
(continued)

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	78,803
Receivables from affiliates		89,622
Other assets		19,269
Total current assets		187,694
Investments		333
Property and equipment--net of accumulated depreciation of $51,882		1,142
Data processing software--net of accumulated amortization of $56,628		1,699
Goodwill and intangibles, net		192
Deferred income taxes, net		24,136
Notes receivable, net		11,340
Total assets	$	226,536
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	107,944
Section 31 fees payable		15,973
Payables to affiliates		11,544
Deferred revenue		7,646
Total current liabilities		143,107
Unrecognized tax benefits		87,785
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Accumulated deficit		(31,323)
Total stockholder's deficit		(4,356)
Total liabilities and stockholder's deficit	$	226,536

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(in thousands)

Revenues:		
Transaction fees	$	716,338
Access and capacity fees		96,936
Market data fees		23,253
Regulatory fees		53,082
Other revenue		2,954
Total revenues		892,563
Cost of revenues:		
Liquidity payments		8,209
Routing and clearing		19,570
Section 31 fees		27,306
Royalty fees		104,841
Total cost of revenues		159,926
Revenues less cost of revenues		732,637
Operating expenses:		
Compensation and benefits		61,814
Management fee		12,150
Depreciation and amortization		1,034
Technology support services		10,015
Professional fees and outside services		23,524
Travel and promotional expenses		11,130
Facilities costs		6,761
Other expenses		2,794
Total operating expenses		129,222
Operating income		603,415
Non-operating income:		
Other income		222
Income before income tax provision		603,637
Income tax provision		197,377
Net income	$	406,260

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2022

(in thousands)

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity (deficit)
Balance at January 1, 2022	$ —	$ 26,967	$ 12,417	$ 39,384
Distribution to Parent	—	—	(450,000)	(450,000)
Net income	—	—	406,260	406,260
Balance at December 31, 2022	$ —	$ 26,967	$ (31,323)	$ (4,356)

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(in thousands)

Cash flows from operating activities:	
Net income	$ 406,260
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	1,034
Deferred income tax benefit	(9,235)
Loss on disposal of assets	(291)
Changes in assets and liabilities:	
Accounts receivable	(13,155)
Receivables from affiliates	7,521
Other assets	(12,836)
Notes receivable	(4,304)
Accounts payable and accrued liabilities	63,904
Section 31 fees payable	13,585
Payables to affiliates	3,705
Deferred revenue	(3,140)
Unrecognized tax benefits	(7,544)
Net cash from operating activities	445,504
Cash flows used in financing activities:	
Distribution to Parent	(450,000)
Net cash used in financing activities	(450,000)
Decrease in cash	(4,496)
Cash:	
Beginning of year	4,496
End of year	$ —
Supplemental disclosure of cash transactions:	
Net cash paid for income taxes to Parent	$ 102,222

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain order to other market centers. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both

(in thousands, unless otherwise noted)

types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2022. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2022 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants

(in thousands, unless otherwise noted)

in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $11.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$ 61,814
Management fee	12,150
Technology support services	10,001
Professional fees and outside services	7,526
Travel and promotional expenses	5,447
Facilities costs	6,852
	$ 103,790

(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Royalties	$	29,919
Marketing fee payable		8,441
Accounts payable		1,788
Current portion of tax uncertainties		61,552
Accrued liabilities		6,244
	$	107,944

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2022:

	Balance at December 31, 2021	Cash Additions	Revenue Recognition	Balance at December 31, 2022
Option regulatory fee (1)	$ 10,764	$ —	$ (3,185)	$ 7,579
Liquidity provider sliding scale	—	7,200	(7,200)	—
Other, net	22	374	(329)	67
Total deferred revenue	$ 10,786	$ 7,574	$ (10,714)	$ 7,646

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	25,114
Allowance for credit losses		987
Investments		135
Other		355
Subtotal		26,591
Valuation allowance		(489)
Total deferred tax assets	$	26,102
Deferred tax liabilities:		
Property and equipment	$	(713)
Accrued compensation		(1,035)
Prepaid expenses		(218)
Total deferred tax liabilities		(1,966)
Net deferred tax assets	$	24,136

(in thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $489 thousand was recorded against gross deferred tax assets for certain capital losses as of December 31, 2022.

The provision for income taxes for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	126,969
State		79,643
Total current tax expense		206,612
Deferred income tax benefit:		
Federal		(8,568)
State		(667)
Total deferred income tax benefit		(9,235)
Income tax provision	$	197,377

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	126,765	21.0%
Increase in income tax resulting from:			
State income taxes		25,434	4.2%
Change in unrecognized tax benefit		44,789	7.4%
Other		389	0.1%
Income tax provision and effective income tax rate	$	197,377	32.7%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2022	$	78,770
Gross increases on unrecognized tax benefits in current period		20,175
Gross increases on unrecognized tax benefits in prior period		15,097
Gross decreases on unrecognized tax benefits in prior period		(5,547)
Balance at December 31, 2022	$	108,495

As of December 31, 2022, the Company had $91.9 million of unrecognized tax benefits, net of federal benefit which, if recognized in the future, would affect the effective income tax rate.

Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $34.4 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $19.9 million for the period ended December 31, 2022. Accrued interest and penalties were $40.8 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro rata basis.

(in thousands, unless otherwise noted)

The Company’s open tax years are generally 2019 through 2022. The Company is under income tax examination for federal tax purposes and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. On August 26, 2022, the IRS filed a motion for partial summary judgment. On February 2, 2023, the U.S. Tax Court issued an order denying the IRS’s motion for partial summary judgement. Discovery is ongoing in this case. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company’s Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The last status report was filed on March 22, 2023, and the next status report is due on September 22, 2023.
As a result of the Section 199 Opinion, the Company’s Section 199 positions no longer meet the recognition threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the expected aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

(in thousands, unless otherwise noted)

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total between $15.0 and $16.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2022.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	15,868
Receivables from affiliates		29,776
Other assets		2,625
Total current assets		48,269
Deferred income taxes, net		2,743
Notes receivable, net		11,473
Total assets	$	62,485
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	9,641
Section 31 fees payable		2,608
Payables to affiliates		661
Deferred revenue		1,282
Total current liabilities		14,192
Unrecognized tax benefits		5,094
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Accumulated deficit		(5,485)
Total stockholder's equity		43,199
Total liabilities and stockholder's equity	$	62,485

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(in thousands)

Revenues:		
Transaction fees	$	196,070
Access and capacity fees		28,248
Market data fees		5,380
Regulatory fees		8,111
Total revenues		237,809
Cost of revenues:		
Liquidity payments		143,317
Routing and clearing		7,348
Section 31 fees		4,982
Royalty fees		1,318
Total cost of revenues		156,965
Revenues less cost of revenues		80,844
Operating expenses:		
Compensation and benefits		14,828
Management fee		2,906
Technology support services		2,434
Professional fees and outside services		6,485
Travel and promotional expenses		1,292
Facilities costs		1,749
Total operating expenses		29,694
Operating income		51,150
Non-operating income:		
Interest income		10
Income before income tax provision		51,160
Income tax provision		15,125
Net income	$	36,035

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance at January 1, 2022	$ —	$ 48,684	$ 8,480	$ 57,164
Distribution to Parent	—	—	(50,000)	(50,000)
Net income	—	—	36,035	36,035
Balance at December 31, 2022	$ —	$ 48,684	$ (5,485)	$ 43,199

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(in thousands)

Cash flows from operating activities:		
Net income	$	36,035
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(181)
Changes in assets and liabilities:		
Accounts receivable		(2,255)
Receivables from affiliates		16,994
Other assets		(2,138)
Notes receivable		(4,304)
Accounts payable and accrued liabilities		1,812
Section 31 fees payable		2,123
Payables to affiliates		465
Deferred revenue		(369)
Unrecognized tax benefits		1,818
Net cash from operating activities		50,000
Cash flows used in financing activities:		
Distribution to Parent		(50,000)
Net cash used in financing activities		(50,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	10,926

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent’s management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants

(in thousands, unless otherwise noted)

in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $11.5 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022.

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	14,828
Management fee		2,906
Technology support services		2,392
Professional fees and outside services		1,800
Travel and promotional expenses		1,292
Facilities costs		1,643
	$	24,861

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$	8,755
Accrued liabilities		886
	$	9,641

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2022:

	Balance at December 31, 2021		Cash Additions		Revenue Recognition		Balance at December 31, 2022	
Options Regulatory Fee [1]	$	1,651	$	—	$	(369)	$	1,282
Total deferred revenue	$	1,651	$	—	$	(369)	$	1,282

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	1,121
Allowance for credit losses		985
Property, plant and equipment, net		648
Investments		16
Subtotal		2,770
Valuation allowance		(16)
Total deferred tax assets	$	2,754
Deferred tax liabilities:		
Accrued compensation		(11)
Total deferred tax liabilities		(11)
Net deferred tax assets	$	2,743

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $16 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	9,928
State		5,378
Total current tax expense		15,306
Deferred income tax (benefit) expense:		
Federal		(245)
State		64
Total deferred income tax benefit		(181)
Income tax provision	$	15,125

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	10,743	21.0%
Increase in income tax resulting from:			
State income taxes		2,641	5.2%
Change in unrecognized tax benefit		1,709	3.3%
Other		32	0.1%
Income tax provision and effective income tax rate	$	15,125	29.6%

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2022	$	3,005
Gross increases on unrecognized tax benefits in current period		1,621
Gross increases on unrecognized tax benefits in prior period		223
Gross decreases on unrecognized tax benefits in prior period		(30)
Balance at December 31, 2022	$	4,819

As of December 31, 2022, the Company had $3.8 million of unrecognized tax benefits, net of federal benefit that, if recognized in the future, would affect the effective income tax rate.

Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.2 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.3 million for the period ended December 31, 2022. Accrued interest and penalties were $0.6 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro rata basis

The Company's open tax years are generally 2019 through 2022. The Company is under income tax examination for federal tax purposes and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. On August 26, 2022, the IRS filed a motion for partial summary judgment. On February 2, 2023, the U.S. Tax Court issued an order denying the IRS's motion for partial summary judgement. Discovery is ongoing in this case. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The

(in thousands, unless otherwise noted)

last status report was filed on March 22, 2023, and the next status report is due on September 22, 2023.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the expected aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As a SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2022.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	62,832
Receivables from affiliates		15,889
Interest receivable		1
Other receivables		5,418
Total current assets		84,140
Deferred income taxes		8,031
Notes receivable, net		25,599
Total assets	$	117,770
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	28,914
Section 31 fees payable		56,176
Payables to affiliates		2,719
Other current liabilities		333
Total current liabilities		88,142
Unrecognized tax benefits		25,401
Stockholder's equity:		
Retained earnings		4,227
Total stockholder's equity		4,227
Total liabilities and stockholder's equity	$	117,770

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:	
Transaction fees	$ 870,997
Access and capacity fees	50,998
Market data fees	62,113
Regulatory fees	137,312
Other revenue	2,568
Total revenues	1,123,988
Cost of revenues:	
Liquidity payments	781,816
Routing and clearing	30,881
Section 31 fees	135,102
Royalty fees	185
Total cost of revenues	947,984
Revenues less cost of revenues	176,004
Operating expenses:	
Compensation and benefits	57,092
Management fee	10,916
Technology support services	13,423
Professional fees and outside services	15,203
Travel and promotional expenses	3,514
Facilities costs	4,121
Other expenses	2
Total operating expenses	104,271
Operating income	71,733
Non-operating income:	
Interest income	1
Income before income tax provision	71,734
Income tax provision	24,083
Net income	$ 47,651

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 11,576	$ 11,576
Distribution to Parent	(55,000)	(55,000)
Net income	47,651	47,651
Balance at December 31, 2022	$ 4,227	$ 4,227

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2022

(In thousands)

Cash flows from operating activities:		
Net income	$	47,651
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(1,059)
Changes in assets and liabilities:		
Accounts receivable		6,291
Receivables from affiliates		(15,889)
Interest receivable		(1)
Other receivables		(4,069)
Notes receivable		(9,402)
Accounts payable and accrued liabilities		(7,693)
Section 31 fees payable		40,566
Payables to affiliates		(1,697)
Other current liabilities		(202)
Unrecognized tax benefits		504
Net cash from operating activities		55,000
Cash flows used in financing activities:		
Distribution to Parent		(55,000)
Net cash used in financing activities		(55,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	22,179

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. ("the Company" or "BZX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs") and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

(in thousands, unless otherwise noted)

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $25.6 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022.

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$ 25,197
Accrued liabilities	3,717
	$ 28,914

(in thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	57,092
Management fee		10,916
Technology support services		12,317
Professional fees and outside services		7,762
Travel and promotional expenses		3,514
Facilities costs		4,121
	$	95,722

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	5,933
Allowance for credit losses		2,004
Property, equipment and technology, net		93
Other		61
Subtotal		8,091
Valuation allowance		(60)
Total deferred tax assets	$	8,031

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $60 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	15,702
State		9,440
Total current tax expense		25,142
Deferred income tax benefit:		
Federal		(1,045)
State		(14)
Total deferred income tax benefit		(1,059)
Income tax provision	$	24,083

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	15,064	21.0 %
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(369)	(0.5)%
State income taxes		3,085	4.3 %
Change in unrecognized tax benefits		6,291	8.8 %
Change in valuation allowance		(2)	- %
Other		14	- %
Income tax provision	$	24,083	33.6 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	19,850
Gross increases on unrecognized tax benefits in current period		2,225
Gross increases on unrecognized tax benefits in prior period		2,790
Gross decreases on unrecognized tax benefits in prior period		0
Settlement with taxing authorities		(2,954)
Balance at December 31, 2022	$	21,911

As of December 31, 2022, the Company had $17.8 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $2.5 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $1.9 million for the period ended December 31, 2022. Accrued interest and penalties were $7.2 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate

(in thousands, unless otherwise noted)

amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company's basis for its Petition (the "Opinion"). On May 26, 2022, the U.S. Tax Court entered its decision, which gave effect to the Opinion. On August 12, 2022, the Company filed a notice of appeal with the U.S. Court of Appeals for the 10th Circuit, and briefing concluded in February 2023. Oral Argument occurred on May 18, 2023. The Company is waiting to receive a decision from the 10th Circuit.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors’ Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	9,363
Receivables from affiliates		9,225
Total current assets		18,588
Deferred income taxes		3,497
Notes receivable, net		13,259
Total assets	$	35,344
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	5,679
Section 31 fees payable		9,215
Payables to affiliates		446
Other current liabilities		273
Total current liabilities		15,613
Unrecognized tax benefits		10,843
Stockholder's equity:		
Retained earnings		8,888
Total stockholder's equity		8,888
Total liabilities and stockholder's equity	$	35,344

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	74,936
Access and capacity fees		23,574
Market data fees		11,402
Regulatory fees		23,886
Total revenues		133,798
Cost of revenues:		
Liquidity payments		46,672
Routing and clearing		7,492
Section 31 fees		23,587
Total cost of revenues		77,751
Revenues less cost of revenues		56,047
Operating expenses:		
Compensation and benefits		7,636
Management fee		1,458
Technology support services		2,336
Professional fees and outside services		4,471
Travel and promotional expenses		336
Facilities costs		277
Other expenses		2
Total operating expenses		16,516
Income before income tax provision		39,531
Income tax provision		12,347
Net income	$	27,184

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2022

(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 5,704	$ 5,704
Distribution to Parent	(24,000)	(24,000)
Net income	27,184	27,184
Balance at December 31, 2022	$ 8,888	$ 8,888

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	27,184
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(544)
Changes in assets and liabilities:		
Accounts receivable		(1,222)
Receivables from affiliates		(7,464)
Notes receivable		(5,099)
Accounts payable and accrued liabilities		3,583
Section 31 fees payable		6,194
Payables to affiliates		50
Other current liabilities		(2)
Unrecognized tax benefits		1,320
Net cash from operating activities		24,000
Cash flows used in financing activities:		
Distribution to Parent		(24,000)
Net cash used in financing activities		(24,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	11,494

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes,

(in thousands, unless otherwise noted)

the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $13.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$ 4,506
Accrued liabilities	1,173
	$ 5,679

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm’s length basis.

(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	7,636
Management fee		1,458
Technology support services		1,961
Professional fees and outside services		1,103
Travel and promotional expenses		336
Facilities costs		277
	$	12,771

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,471
Allowance for credit losses		1,001
Property, plant and equipment, net		25
Total deferred tax assets	$	3,497

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	8,340
State		4,551
Total current tax expense		12,891
Deferred income tax benefit:		
Federal		(517)
State		(27)
Total deferred income tax benefit		(544)
Income tax provision	$	12,347

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,301	21.0 %
Increase in income tax resulting from:			
State income taxes		1,561	3.9 %
Change in unrecognized tax benefits		2,473	6.3 %
Other		12	— %
Income tax provision	$	12,347	31.2 %

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	7,749
Gross increases on tax positions in current period		1,336
Gross increases on tax positions in prior period		774
Gross decreases on tax positions in prior period		(8)
Settlement with taxing authorities		(490)
Balance at December 31, 2021	$	9,361

As of December 31, 2022, the Company had $7.5 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.8 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.7 million for the period ended December 31, 2022. Accrued interest and penalties were $2.7 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company's basis for its Petition (the "Opinion"). On May 26, 2022, the U.S. Tax Court entered its decision, which gave effect to the Opinion. On August 12, 2022, the Company filed a notice of appeal with the U.S. Court of Appeals for the 10th Circuit, and briefing concluded in February 2023. Oral Argument occurred on May 18, 2023. The Company is waiting to receive a decision from the 10th Circuit.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(in thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	63,336
Receivables from affiliates		11,675
Other receivables		4,229
Total current assets		79,240
Deferred income taxes		4,375
Notes receivable, net		24,300
Total assets	$	107,915
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	36,876
Section 31 fees payable		50,117
Payables to affiliates		1,179
Other current liabilities		374
Total current liabilities		88,546
Unrecognized tax benefits		12,589
Stockholder's equity:		
Additional paid-in capital		24
Retained earnings		6,756
Total stockholder's equity		6,780
Total liabilities and stockholder's equity	$	107,915

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	615,003
Access and capacity fees		35,235
Market data fees		51,682
Regulatory fees		118,737
Other revenue		186
Total revenues		820,843
Cost of revenues:		
Liquidity payments		555,781
Routing and clearing		13,174
Section 31 fees		115,956
Total cost of revenues		684,911
Revenues less cost of revenues		135,932
Operating expenses:		
Compensation and benefits		53,802
Management fee		10,372
Technology support services		13,084
Professional fees and outside services		14,414
Travel and promotional expenses		3,288
Facilities costs		3,517
Other expenses		2
Total operating expenses		98,479
Operating income		37,453
Non-operating income:		
Interest income		10
Income before income tax provision		37,463
Income tax provision		11,307
Net income	$	26,156

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 24	$ 50,600	$ 50,624
Distribution to Parent	—	(70,000)	(70,000)
Net income	—	26,156	26,156
Balance at December 31, 2022	$ 24	$ 6,756	$ 6,780

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	26,156
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(551)
Changes in assets and liabilities:		
Accounts receivable		(4,117)
Receivables from affiliates		23,096
Other receivables		(3,444)
Notes Receivable		(8,931)
Accounts payable and accrued liabilities		688
Section 31 fees payable		35,054
Payables to affiliates		354
Other current liabilities		(373)
Unrecognized tax benefits		2,068
Net cash from operating activities		70,000
Cash flows used in financing activities:		
Distribution to Parent		(70,000)
Net cash used in financing activities		(70,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	6,816

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

(in thousands, unless otherwise noted)

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $24.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$ 28,860
Accrued liabilities	8,016
	$ 36,876

(in thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	53,802
Management fee		10,372
Technology support services		12,226
Professional fees and outside services		7,460
Travel and promotional expenses		3,288
Facilities costs		3,517
	$	90,665

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,799
Allowance for credit losses		1,576
Investments		27
Subtotal		4,402
Valuation allowance		(27)
Total deferred tax assets	$	4,375

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $27 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	7,368
State		4,490
Total current tax expense		11,858
Deferred income tax benefit:		
Federal		(525)
State		(26)
Total deferred income tax benefit		(551)
Income tax provision	$	11,307

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 7,867	21.0 %
Increase (decrease) in income tax resulting from:		
State income taxes	1,569	4.2 %
Foreign-derived intangible income	(149)	(0.4)%
Change in unrecognized tax benefits	2,090	5.6 %
Change in valuation allowance	(1)	— %
Other	(69)	(0.2)%
Income tax provision	$ 11,307	30.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$ 8,668
Gross increases on unrecognized tax benefits in current period	1,206
Gross increases on unrecognized tax benefits in prior period	452
Gross decreases on unrecognized tax benefits in prior period	(3)
Balance at December 31, 2022	$ 10,323

As of December 31, 2022, the Company had $8.2 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to unrecognized tax benefits anticipated in the next twelve months. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.4 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.8 million for the period ended December 31, 2022. Accrued interest and penalties were $2.9 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC’s Division of Examinations and the CFTC’s Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company’s compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members’ compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company’s financial position, results of operations, liquidity or capital resources

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 6 (“Income Taxes”).

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

<u>Exhibit I</u>

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe EDGA Exchange, Inc. for the latest fiscal year ending December 31, 2022. Cboe EDGA Exchange, Inc. has no consolidated subsidiaries.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.


KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	12,033
Receivables from affiliates		5,058
Total current assets		17,091
Deferred income taxes		3,429
Notes receivable, net		13,259
Total assets	$	33,779
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	4,654
Section 31 fees payable		12,140
Payables to affiliates		733
Other current liabilities		250
Total current liabilities		17,777
Unrecognized tax benefits		10,640
Stockholder's equity:		
Retained earnings		5,362
Total stockholder's equity		5,362
Total liabilities and stockholder's equity	$	33,779

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	102,792
Access and capacity fees		23,241
Market data fees		15,275
Regulatory fees		29,702
Total revenues		171,010
Cost of revenues:		
Liquidity payments		86,595
Routing and clearing		10,846
Section 31 fees		29,304
Total cost of revenues		126,745
Revenues less cost of revenues		44,265
Operating expenses:		
Compensation and benefits		8,626
Management fee		1,661
Technology support services		2,496
Professional fees and outside services		4,722
Travel and promotional expenses		385
Facilities costs		311
Other expenses		2
Total operating expenses		18,203
Income before income tax provision		26,062
Income tax provision		8,378
Net income	$	17,684

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 12,678	$ 12,678
Distribution to Parent	(25,000)	(25,000)
Net income	17,684	17,684
Balance at December 31, 2022	$ 5,362	$ 5,362

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2022

(In thousands)

Cash flows from operating activities:		
Net income	$	17,684
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(464)
Changes in assets and liabilities		
Accounts receivable		(432)
Receivables from affiliates		4,230
Notes receivable		(5,099)
Accounts payable		12
Section 31 fees payable		8,342
Payables to affiliates		(439)
Other current liabilities		(7)
Unrecognized tax benefits		1,173
Net cash from operating activities		25,000
Cash flows used in financing activities:		
Distribution to Parent		(25,000)
Net cash used in financing activities		(25,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,369

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the

(in thousands, unless otherwise noted)

promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $13.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$ 8,626
Management fee	1,661
Technology support services	2,106
Professional fees and outside services	1,190
Travel and promotional expenses	385
Facilities costs	311
	$ 14,279

(in thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,430
Allowance for credit losses		999
Total deferred tax assets	$	3,429

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	5,476
State		3,366
Total current tax expense		8,842
Deferred income tax benefit:		
Federal		(436)
State		(28)
Total deferred tax liabilities		(464)
Income tax provision	$	8,378

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	5,473	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,011	3.9 %
Foreign-derived intangible income		(71)	(0.3)%
Change in unrecognized tax benefits		1,919	7.4 %
Other		46	0.2 %
Income tax provision	$	8,378	32.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	7,582
Gross increases on unrecognized tax benefits in current period		839
Gross increases on unrecognized tax benefits in prior period		591
Gross decreases on unrecognized tax benefits in prior period		(4)
Balance at December 31, 2022	$	9,008

As of December 31, 2022, the Company had $7.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax

(in thousands, unless otherwise noted)

benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.9 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.7 million for the period ended December 31, 2022. Accrued interest and penalties were $2.9 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

<u>Exhibit J</u>

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Arianne Adams		Senior Vice President, Head of Options and Global Client Services		01/07/19		03/23/21 – Change in title
Alexandra Albright		Senior Vice President, Chief Compliance Officer		02/28/17		02/11/19 – Change in title
Kristin Boyd		VP, Derivative Sales		08/16/22		
Carmen Brannan		Vice President, Government Relations		02/08/22		
Kevin Carrai		Vice President, Market Data and Access Services		02/10/15		02/11/19 – Change in title
Cole Chmielewski		Vice President, Operations		02/22/20		

Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		02/08/22		
Catherine Clay		EVP, Head of Data and Access Solutions		02/13/18		03/23/21 – Change in title
Gary Compton		Vice President, Communications		07/30/18		02/11/19 – Change in title
Jeff Connell		Vice President, Deputy Chief Regulatory Officer		11/02/15		03/01/18 - Change in title
Brent Coonrod		Vice President, Software Engineering		01/07/19		
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		04/20/21 – Change in title
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		02/11/19 – Change in title
Laura Dickman		Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom		Senior Vice President, Chief Audit Executive		02/28/17		02/11/19 – Change in title
Angelo Evangelou		SVP, Chief Policy Officer		02/11/20		
Stacie Fleming		SVP, Marketing and Communications		02/02/21		
Stephanie Foley		SVP, Chief Human Resources Officer		08/16/22		
Carmen Brannan Frazier		VP, Government Relations		02/08/22		
Todd Furney		Vice President, Chief Risk Officer		02/28/17		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		07/30/18		
Jill Griebenow		Senior Vice President & Chief Accounting Officer		08/15/18		

John Hiatt		Vice President, Product Development		02/11/19		
Rob Hocking		Senior Vice President, Head of Derivatives Strategy		12/17/18		
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17		
Dave Howson		President		05/12/22		
Adam Inzirillo		SVP, Head of U.S. Equities		10/28/19		
Chris Isaacson		Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Tim Lipscomb		SVP, Chief technology Officer				
Stephanie Marrin Lara		Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		10/30/19 – Change in title
Marc Magrini		Vice President, Administration		02/13/18		
Emily Mitchell		Vice President, Tax		02/11/20		
Anthony Montesano		Vice President, TSD and Membership Services		02/13/18		
Kyle Murray		VP and Associate General Counsel		10/28/19		
Dennis O'Callahan		VP, Multi-Asset Product Development		02/02/21		
Dan Overmyer		Vice President, Options Regulation		12/17/18		
Hemang Patel		VP, Project Management		02/02/21		

Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17	03/01/18 - Change in title
Stephanie Renner	SVP, Finance	08/16/22	
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15	
Curt Schumacher	Vice President, Infrastructure	02/13/18	02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Data and Analytics	02/13/18	02/11/19 – Change in title
Ed Tilly	CEO	02/28/17	05/12/22 – Change in title
Allen Wilkinson	VP and Controller	02/02/21	
Omarr Woodhouse	VP, Operations	02/02/21	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Michael Trees	Vice President, Trading System Development	02/13/18	01/03/2020
Mark Hemsley	Senior Vice President	01/07/20	02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18	06/26/20

Aaron Weissenfluh		Vice President, Chief Information Security Officer		02/10/15		08/14/20
Carol Kennedy		SVP, Chief Communications Officer		02/11/20		12/31/20
Vivian Yiu		Vice President, FX Chief Operating Officer		11/01/16		02/02/21
Bryan Harkins		Executive Vice President, Head of Markets Division		02/10/15		03/24/21
Jackie Hancock		Vice President, Controller		11/01/18		06/11/21
John Palmer		VP, Business Development		02/02/21		10/26/21
Eric Crampton		Senior Vice President, CTO		05/12/15		01/14/22
Jen Browning		Vice President, Chief Human Resources Officer		07/29/19		01/31/22
Michael Mollet		VP, Head of Futures		10/28/19		03/29/22
Laura Morrison		Senior Vice President, ETP Listings		05/12/15		05/06/22
Brett Johnson		Vice President, Software Engineering		01/07/19		07/08/2022
Brittany Carter		VP, Financial Planning and Analysis		02/02/21		

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Appointment Date:		Termination Date:
Bruce Andrews		Director		02/13/18		
Gilbert Bassett		Director		02/19/23		
Alexander Matturri, Jr.		Director		05/18/21		
Kevin Murphy		Director		02/13/18		
Anada Radhakrishnan		Director		01/01/23		
David Roscoe		Director		10/13/10		
Hillary Sale		Director		12/19/22		
Brian Schell		Director		08/16/22		
Scott Wagner		Director		10/27/16		
Former Directors						
Name:		Title:		Appointment Date:		Termination/Change Position Date:
Jill Sommers		Director		10/26/15		07/18/21
Ed Tilly		Director		02/28/17		08/16/22

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Brian Schell (Chair)
- Bruce Andrews

- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe EDGA Exchange, Inc. ("EDGA") is wholly-owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange and acquired its interest in the Exchange on July 22, 2010. Direct Edge exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Direct Edge is wholly-owned by Cboe Bats, LLC. Cboe Bats, LLC is the sole member of Direct Edge, and acquired its interest in Direct Edge on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	11/11/2021	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group LLC	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	1/18/2023	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	NA	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RFA Securities LLC					9/1/2022		Member TPH	2929 Walnut Street, 8th Floor Philadelphia, PA 19104	212-634-9365	Floor Broker
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Securities LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	NA	NA	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TOR Brokerage LLC	8/23/2021	8/23/2021	8/23/2021	8/23/2021	NA	NA	Member TPH	9019 Old River Road North Bergen, NJ 07047	201-941-0002	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	NA	NA	Member TPH	68 34th Street, #B513 Brooklyn, NY 11232	718-7409-4925	Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Tudor, Pickering, Holt & Co. Securities LLC	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/20222	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	NA	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 8, 2023.

All securities that trade through the Cboe EDGA Exchange, Inc. System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS, and are traded pursuant to unlisted trading privileges. The Exchange does not currently list any securities, though it may do so in the future. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe EDGA Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs.

Symbol	Description
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on Cboe EDGA Exchange, Inc. as of June 8, 2023	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA CORP COM
AAA	INVESTMENT MANAGERS SER TR II AXS FIRST PRIORT
AAC	ARES ACQUISITION CORPORATION COM CL A
AAC+	ARES ACQUISITION CORPORATION WT EXP 020228
AAC=	ARES ACQUISITION CORPORATION UNIT
AACG	ATA CREATIVITY GLOBAL SPONSORED ADS
AACI	ARMADA ACQUISITION CORP I COM
AACIU	ARMADA ACQUISITION CORP I UNIT EX 081326
AACIW	ARMADA ACQUISITION CORP I WT EXP 081326
AACT	ARES ACQUISITION CORP II SHS CLASS A
AACT=	ARES ACQUISITION CORP II UNITS
AADI	AADI BIOSCIENCE INC COM
AADR	ADVISORSHARES TR DORSEY WRIGT ADR
AAIC	ARLINGTON ASSET INVST CORP CL A NEW
AAIC-B	ARLINGTON ASSET INVST CORP PFD SER B
AAIC-C	ARLINGTON ASSET INVST CORP 8.250 CUM PFD C
AAIN	ARLINGTON ASSET INVST CORP CAL NT 26
AAL	AMERICAN AIRLS GROUP INC COM
AAM-A	APOLLO ASSET MGMT INC PFD SERIES A
AAM-B	APOLLO ASSET MGMT INC 6.375% PFD SHS B
AAMC	ALTISOURCE ASSET MGMT CORP COM
AAME	ATLANTIC AMERN CORP COM
AAN	THE AARONS COMPANY INC COM
AAOI	APPLIED OPTOELECTRONICS INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPB	GRANITESHARES ETF TR 1.75X LG AAPL DL
AAPD	DIREXION SHS ETF TR DLY AAPL BEAR 1X
AAPL	APPLE INC COM

AAPU	DIREXION SHS ETF TR DLY AAPL BUL1.5X
AAT	AMERICAN ASSETS TR INC COM
AAU	ALMADEN MINERALS LTD COM CL B
AAXJ	ISHARES TR MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HLDG L P UNIT LTD PARTN
ABBV	ABBVIE INC COM
ABC	AMERISOURCEBERGEN CORP COM
ABCB	AMERIS BANCORP COM
ABCL	ABCELLERA BIOLOGICS INC COM
ABCM	ABCAM PLC ADS
ABEO	ABEONA THERAPEUTICS INC COM NEW
ABEQ	UNIFIED SER TR ABSLUTE SELCT VL
ABEV	AMBEV SA SPONSORED ADR
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABIO	ARCA BIOPHARMA INC COM
ABM	ABM INDS INC COM
ABNB	AIRBNB INC COM CL A
ABOS	ACUMEN PHARMACEUTICALS INC COM
ABR	ARBOR REALTY TRUST INC COM
ABR-D	ARBOR REALTY TRUST INC 6.375% SR D PFD
ABR-E	ARBOR REALTY TRUST INC 6.25% CUM PFD E
ABR-F	ARBOR REALTY TRUST INC 6.25 FX FT PFD F
ABSI	ABSCI CORPORATION COM
ABST	ABSOLUTE SOFTWARE CORP COM
ABT	ABBOTT LABS COM
ABUS	ARBUTUS BIOPHARMA CORP COM
ABVC	ABVC BIOPHARMA INC COM
AC	ASSOCIATED CAP GROUP INC CL A
ACA	ARCOSA INC COM
ACAB	ATLANTIC COASTAL AQSTN CORP II CLASS A COM
ACABU	ATLANTIC COASTAL AQSTN CORP II UNIT EX 011327
ACABW	ATLANTIC COASTAL AQSTN CORP II WT EXP 011327
ACAC	ACRI CAPITAL ACQUISITION CORP COM CL A
ACACU	ACRI CAPITAL ACQUISITION CORP UNIT EX 020129

ACACW	ACRI CAPITAL ACQUISITION CORP WT EXP 020129
ACAD	ACADIA PHARMACEUTICALS INC COM
ACAH	ATLANTIC COASTAL ACQUISTN CORP CLASS A COM
ACAHU	ATLANTIC COASTAL ACQUISTN CORP UNIT EX 030226
ACAHW	ATLANTIC COASTAL ACQUISTN CORP WT EXP 030226
ACAQ	ATHENA CONSUMER ACQ CORP CL A
ACAQ+	ATHENA CONSUMER ACQ CORP WT EXP 073128
ACAQ=	ATHENA CONSUMER ACQ CORP UNIT
ACAX	ALSET CAPITAL ACQUISITION CORP CLASS A COM
ACAXR	ALSET CAPITAL ACQUISITION CORP RT
ACAXU	ALSET CAPITAL ACQUISITION CORP UNIT EX 013127
ACAXW	ALSET CAPITAL ACQUISITION CORP WT EXP 013127
ACB	AURORA CANNABIS INC COM
ACBA	ACE GLOBAL BUSINESS ACQU LTD ORDINARY SHARES
ACBAU	ACE GLOBAL BUSINESS ACQU LTD UNIT EX 032626
ACBAW	ACE GLOBAL BUSINESS ACQU LTD WT EXP 022026
ACCD	ACCOLADE INC COM
ACCO	ACCO BRANDS CORP COM
ACDC	PROFRAC HLDG CORP CLASS A COM
ACDCW	PROFRAC HLDG CORP WT EXP 110923
ACEL	ACCEL ENTERTAINMENT INC COM CL A1
ACER	ACER THERAPEUTICS INC COM
ACES	ALPS ETF TR CLEAN ENERGY
ACET	ADICET BIO INC COM
ACGL	ARCH CAP GROUP LTD ORD
ACGLN	ARCH CAP GROUP LTD 4.550% DEP PFD G
ACGLO	ARCH CAP GROUP LTD 5.45% PFD SER F
ACGN	ACERAGEN INC COM
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHL	ACHILLES THERAPEUTICS PLC SPONSORED ADS
ACHR	ARCHER AVIATION INC COM CL A
ACHR+	ARCHER AVIATION INC WT EXP 091626
ACHV	ACHIEVE LIFE SCIENCES INC COM
ACI	ALBERTSONS COS INC COMMON STOCK

ACIU	AC IMMUNE SA SHS
ACIW	ACI WORLDWIDE INC COM
ACLS	AXCELIS TECHNOLOGIES INC COM NEW
ACLX	ARCELLX INC COMMON STOCK
ACM	AECOM COM
ACMR	ACM RESH INC COM CL A
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACNT	ASCENT INDUSTRIES CO COM
ACON	ACLARION INC COM
ACONW	ACLARION INC WT EXP 042127
ACOR	ACORDA THERAPEUTICS INC COM
ACP	ABRDN INCOME CREDIT STRATEGIES COM
ACP-A	ABRDN INCOME CREDIT STRATEGIES 5.250% PER PFD A
ACR	ACRES COMMERCIAL REALTY CORP COM NEW
ACR-C	ACRES COMMERCIAL REALTY CORP 8.625% CUM PFD C
ACR-D	ACRES COMMERCIAL REALTY CORP 7.875 CUM PFD D
ACRE	ARES COML REAL ESTATE CORP COM
ACRO	ACROPOLIS INFRASTRUCTURE ACQUI CL A
ACRO+	ACROPOLIS INFRASTRUCTURE ACQUI WT EXP 033026
ACRO=	ACROPOLIS INFRASTRUCTURE ACQUI UNIT
ACRS	ACLARIS THERAPEUTICS INC COM
ACRV	ACRIVON THERAPEUTICS INC COMMON STOCK
ACRX	ACELRX PHARMACEUTICALS INC COM NEW
ACST	ACASTI PHARMA INC CL A
ACT	ENACT HLDGS INC COM
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTV	TWO RDS SHARED TR LEADERSHS ACTIVI
ACU	ACME UTD CORP COM
ACV	VIRTUS DIVERSIFIED INCM & CONV COM
ACVA	ACV AUCTIONS INC COM CL A
ACVF	ETF OPPORTUNITIES TRUST AMERICAN CONSER
ACWI	ISHARES TR MSCI ACWI ETF
ACWX	ISHARES TR MSCI ACWI EX US

ACXP	ACURX PHARMACEUTICALS INC COM
ADAG	ADAGENE INC ADS
ADAP	ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADR
ADBE	ADOBE SYSTEMS INCORPORATED COM
ADC	AGREE RLTY CORP COM
ADC-A	AGREE RLTY CORP 4.250% DEP PFD A
ADCT	ADC THERAPEUTICS SA SHS
ADD	COLOR STAR TECHNOLOGY CO LTD USD CL A ORD SHS
ADEA	ADEIA INC COM
ADER	26 CAPITAL ACQUISITION CORP COM CL A
ADERU	26 CAPITAL ACQUISITION CORP UNIT EX 123127
ADERW	26 CAPITAL ACQUISITION CORP WT EXP 123127
ADES	ADVANCED EMISSIONS SOLUTIONS I COM
ADEX	ADIT EDTECH ACQUISITION CORP COMMON STOCK
ADEX+	ADIT EDTECH ACQUISITION CORP WT EXP
ADEX=	ADIT EDTECH ACQUISITION CORP UNIT EX
ADI	ANALOG DEVICES INC COM
ADIL	ADIAL PHARMACEUTICALS INC COM
ADILW	ADIAL PHARMACEUTICALS INC WT EXP 073123
ADIV	GUINNESS ATKINSON FDS SMARTETFS ASIA
ADM	ARCHER DANIELS MIDLAND CO COM
ADMA	ADMA BIOLOGICS INC COM
ADMP	ADAMIS PHARMACEUTICALS CORP COM
ADN	ADVENT TECHNOLOGIES HOLDNG INC COM CL A
ADNT	ADIENT PLC ORD SHS
ADNWW	ADVENT TECHNOLOGIES HOLDNG INC WT EXP 020326
ADOC	EDOC ACQUISITION CORP CL A
ADOCR	EDOC ACQUISITION CORP RT
ADOCW	EDOC ACQUISITION CORP WT EXP 113027
ADP	AUTOMATIC DATA PROCESSING INC COM
ADPT	ADAPTIVE BIOTECHNOLOGIES CORP COM
ADPV	SERIES PORTFOLIOS TR ADAPTIV SELECT
ADRT	AULT DISRUPTIVE TECHS CORP COM
ADRT=	AULT DISRUPTIVE TECHS CORP UNIT

ADSE	ADS TEC ENERGY PLC SHS
ADSEW	ADS TEC ENERGY PLC WT EXP 122226
ADSK	AUTODESK INC COM
ADT	ADT INC DEL COM
ADTH	ADTHEORENT HOLDING COMPANY COM
ADTHW	ADTHEORENT HOLDING COMPANY WT EXP 122626
ADTN	ADTRAN HOLDINGS INC COM
ADTX	ADITXT INC COM NEW
ADUS	ADDUS HOMECARE CORP COM
ADV	ADVANTAGE SOLUTIONS INC COM CL A
ADVM	ADVERUM BIOTECHNOLOGIES INC COM
ADVWW	ADVANTAGE SOLUTIONS INC WT EX 102825
ADX	ADAMS DIVERSIFIED EQUITY FD COM
ADXN	ADDEX THERAPEUTICS LTD SPONSORED ADS
AE	ADAMS RES & ENERGY INC COM NEW
AEAE	ALTENERGY ACQUISITION CORP COM CL A
AEAEU	ALTENERGY ACQUISITION CORP UNIT EX 102926
AEAEW	ALTENERGY ACQUISITION CORP WT EXP 102926
AEE	AMEREN CORP COM
AEF	ABRDN EMRG MKTS EQTY INCM FD COM
AEFC	AEGON FUNDING COMPANY LLC NT 49
AEG	AEGON N V NY REGISTRY SHS
AEHL	ANTELOPE ENTERPRISE HLDGS LTD CLASS A ORD
AEHR	AEHR TEST SYS COM
AEI	ALSET INC COM NEW
AEIS	ADVANCED ENERGY INDS COM
AEL	AMERICAN EQTY INVT LIFE HLD CO COM
AEL-A	AMERICAN EQTY INVT LIFE HLD CO 5.95 DP RP PFD A
AEL-B	AMERICAN EQTY INVT LIFE HLD CO 6.625 DEP PFD B
AEM	AGNICO EAGLE MINES LTD COM
AEMB	AMERICAN CENTY ETF TR EMERGING MARKETS
AEMD	AETHLON MED INC COM
AENZ	AENZA S.A.A SPONSORED ADS
AEO	AMERICAN EAGLE OUTFITTERS INC COM

AEP	AMERICAN ELEC PWR CO INC COM
AEPPZ	AMERICAN ELEC PWR CO INC UNIT 08/15/23
AER	AERCAP HOLDINGS NV SHS
AES	AES CORP COM
AESC	AES CORP UNIT 02/15/24
AESI	ATLAS ENERGY SOLUTIONS INC COM CLASS A
AEVA	AEVA TECHNOLOGIES INC COM
AEVA+	AEVA TECHNOLOGIES INC WT EXP 031226
AEY	ADDVANTAGE TECHNOLOGIES GROUP COM NEW
AEYE	AUDIOEYE INC COM NEW
AEZS	AETERNA ZENTARIS INC COM NEW
AFAR	AURA FAT PROJS ACQUISITION COR CLASS A ORD
AFARU	AURA FAT PROJS ACQUISITION COR UNIT EX 033127
AFARW	AURA FAT PROJS ACQUISITION COR WT EXP 033127
AFB	ALLIANCEBERNSTEIN NATL MUN INM COM
AFBI	AFFINITY BANCSHARES INC COM
AFCG	AFC GAMMA INC COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFGB	AMERICAN FINL GROUP INC OHIO 5.875 SB NT 59
AFGC	AMERICAN FINL GROUP INC OHIO 5.125% FXD 59
AFGD	AMERICAN FINL GROUP INC OHIO 5.625% SB DEB 60
AFGE	AMERICAN FINL GROUP INC OHIO DEB SUB 60
AFIB	ACUTUS MED INC COM
AFK	VANECK ETF TRUST AFRICA INDEX ETF
AFL	AFLAC INC COM
AFLG	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR LGCP
AFMC	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR MDCP
AFMD	AFFIMED N V COM
AFRI	FORAFRIC GLOBAL PLC ORDINARY SHARES
AFRIW	FORAFRIC GLOBAL PLC WT EXP 060927
AFRM	AFFIRM HLDGS INC COM CL A
AFSM	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR SMCP
AFT	APOLLO SR FLOATING RATE FD INC COM
AFTR	AFTERNEXT HEALTHTECH ACQUISIT SHS CL A

AFTR+	AFTERNEXT HEALTHTECH ACQUISIT WT EXP
AFTR=	AFTERNEXT HEALTHTECH ACQUISIT UNIT
AFTY	PACER FDS TR CSOP FTSE CHINA
AFYA	AFYA LTD CL A COM
AG	FIRST MAJESTIC SILVER CORP COM
AGAC	AFRICAN GOLD ACQUISITION CORP SHS CL A
AGAC=	AFRICAN GOLD ACQUISITION CORP UNIT
AGAE	ALLIED GAMING & ENTRTNMNT INC COM
AGBA	AGBA GROUP HOLDING LTD SHS
AGBAW	AGBA GROUP HOLDING LTD WT EXP 031527
AGCO	AGCO CORP COM
AGD	ABRDN GLOBAL DYNAMIC DIVIDEND COM
AGE	AGEX THERAPEUTICS INC COM
AGEN	AGENUS INC COM NEW
AGFY	AGRIFY CORP COM NEW
AGG	ISHARES TR CORE US AGGBD ET
AGGH	SIMPLIFY EXCHANGE TRADED FUNDS AGGREGATE BOND P
AGGY	WISDOMTREE TR YIELD ENHANCD US
AGI	ALAMOS GOLD INC NEW COM CL A
AGIH	ISHARES U S ETF TR INFLT HGD U S AG
AGIL	AGILETHOUGHT INC CLASS A COM
AGILW	AGILETHOUGHT INC WT EXP 082326
AGIO	AGIOS PHARMACEUTICALS INC COM
AGL	AGILON HEALTH INC COM
AGLE	AEGLEA BIOTHERAPEUTICS INC COM
AGM	FEDERAL AGRIC MTG CORP CL C
AGM-C	FEDERAL AGRIC MTG CORP PFD C FIX TO FLT
AGM-D	FEDERAL AGRIC MTG CORP 5.7% NCUM PFD D
AGM-E	FEDERAL AGRIC MTG CORP 5.750 NCUM PFD E
AGM-F	FEDERAL AGRIC MTG CORP 5.25 NCUM PFD F
AGM-G	FEDERAL AGRIC MTG CORP 4.875% PER PFD G
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGMH	AGM GROUP HOLDINGS INC SHS CL A
AGNC	AGNC INVT CORP COM

AGNCL	AGNC INVT CORP 7.75% DP PFD G
AGNCM	AGNC INVT CORP 6.875 DEP REP D
AGNCN	AGNC INVT CORP CUM 1/1000 7% C
AGNCO	AGNC INVT CORP 6.5% DP SH PFD E
AGNCP	AGNC INVT CORP 6.12 DP SH PFD F
AGNG	GLOBAL X FDS AGING POPULATION
AGO	ASSURED GUARANTY LTD COM
AGOV	EXCHANGE LISTED FDS TR ETC GAVEKAL ASIA
AGOX	STARBOARD INVT TR ADAPTIVE ALPHA
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGR	AVANGRID INC COM
AGRH	ISHARES U S ETF TR INT RATE HGD U S
AGRI	AGRIFORCE GROWING SYSTEMS LTD COM
AGRIW	AGRIFORCE GROWING SYSTEMS LTD WT EXP 020124
AGRO	ADECOAGRO S A COM
AGRX	AGILE THERAPEUTICS INC COM
AGS	PLAYAGS INC COM
AGTI	AGILITI INC COM
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES TR AGENCY BOND ETF
AGZD	WISDOMTREE TR INTRST RATE HDGE
AHCO	ADAPTHEALTH CORP COMMON STOCK
AHG	AKSO HEALTH GROUP ADS
AHH	ARMADA HOFFLER PPTYS INC COM
AHH-A	ARMADA HOFFLER PPTYS INC 6.75% CUM PFD A
AHI	ADVANCED HEALTH INTELLIGENCE L SPON ADS
AHL-C	ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95
AHL-D	ASPEN INSURANCE HOLDINGS LTD PFD SHS
AHL-E	ASPEN INSURANCE HOLDINGS LTD DP SH 1/1000 PFD
AHOY	TIDAL ETF TR NEWDAY OCN HEALT
AHRN	AHREN ACQUISITION CORP CLASS A ORD SHS
AHRNU	AHREN ACQUISITION CORP UNIT EX 120926
AHRNW	AHREN ACQUISITION CORP WT EXP 120926

AHT	ASHFORD HOSPITALITY TR INC COM SHS
AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-F	ASHFORD HOSPITALITY TR INC PFD CUM SER F
AHT-G	ASHFORD HOSPITALITY TR INC PFD SER G
AHT-H	ASHFORD HOSPITALITY TR INC 7.50% CUM PFD H
AHT-I	ASHFORD HOSPITALITY TR INC 7.5% PFD SER I
AHYB	AMERICAN CENTY ETF TR SELECT HIGH YIEL
AI	C3 AI INC CL A
AIA	ISHARES TR ASIA 50 ETF
AIB	AIB ACQUISITION CORPORATION CLASS A ORD
AIBBR	AIB ACQUISITION CORPORATION RT
AIBBU	AIB ACQUISITION CORPORATION UNIT EX 121526
AIC	ARLINGTON ASSET INVST CORP 6.75% SR NT 25
AIDB	EXCHANGE LISTED FDS TR QRAFT AI PILOT
AIEQ	ETF MANAGERS TR AI POWERED EQT
AIF	APOLLO TACTICAL INCOME FD INC COM
AIG	AMERICAN INTL GROUP INC COM NEW
AIG-A	AMERICAN INTL GROUP INC 5.85 DP SH PFD A
AIH	AESTHETIC MED INTL HLDG GR LTD ADS
AIHS	SENMIAO TECHNOLOGY LTD COM NEW
AIM	AIM IMMUNOTECH INC COM
AIMAU	AIMFINITY INVESTMENT CORP I UNIT EX 020129
AIMAW	AIMFINITY INVESTMENT CORP I WT 1 EX 042127
AIMBU	AIMFINITY INVESTMENT CORP I UNIT EX 042127
AIMD	AINOS INC COM NEW
AIMDW	AINOS INC WT EXP 072927
AIN	ALBANY INTL CORP CL A
AINC	ASHFORD INC COM
AIO	VIRTUS ARTIFICIAL INTELLIGENCE COM
AIP	ARTERIS INC COM
AIQ	GLOBAL X FDS ARTIFICIAL ETF
AIR	AAR CORP COM
AIRC	APARTMENT INCOME REIT CORP COM
AIRG	AIRGAIN INC COM

AIRI	AIR INDS GROUP COM
AIRR	FIRST TR EXCHANGE-TRADED FD VI RBA INDL ETF
AIRS	AIRSCULPT TECHNOLOGIES INC COM
AIRT	AIR T INC COM
AIRTP	AIR T FDG NT 49
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIU	META DATA LIMITED SPONSORED ADS
AIV	APARTMENT INVT & MGMT CO CL A
AIVI	WISDOMTREE TR INTERNTNL AI ENH
AIVL	WISDOMTREE TR US AI ENHANCED
AIXI	XIAO-I CORP ADS
AIZ	ASSURANT INC COM
AIZN	ASSURANT INC 5.25% CAL NT 61
AJG	GALLAGHER ARTHUR J & CO COM
AJRD	AEROJET ROCKETDYNE HLDGS INC COM
AJX	GREAT AJAX CORP COM
AJXA	GREAT AJAX CORP 7.25 CV SR NT 24
AKA	A K A BRANDS HLDG CORP COM
AKAM	AKAMAI TECHNOLOGIES INC COM
AKAN	AKANDA CORP COM NEW
AKBA	AKEBIA THERAPEUTICS INC COM
AKLI	AKILI INC COMMON STOCK
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKR	ACADIA RLTY TR COM SH BEN INT
AKRO	AKERO THERAPEUTICS INC COM
AKTS	AKOUSTIS TECHNOLOGIES INC COM
AKTX	AKARI THERAPEUTICS PLC SPONSORED ADR
AKU	AKUMIN INC COM
AKYA	AKOYA BIOSCIENCES INC COM
AL	AIR LEASE CORP CL A
AL-A	AIR LEASE CORP 6.150 NON CUM A
ALAR	ALARUM TECHNOLOGIES LTD SPONSORD ADS NEW
ALB	ALBEMARLE CORP COM

ALBT	AVALON GLOBOCARE CORP COM NEW
ALC	ALCON AG ORD SHS
ALCC	ALTC ACQUISITION CORP COM CL A
ALCO	ALICO INC COM
ALCYU	ALCHEMY INVTS ACQUISITN CORP 1 UNIT EX 113027
ALDX	ALDEYRA THERAPEUTICS INC COM
ALE	ALLETE INC COM NEW
ALEC	ALECTOR INC COM
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALG	ALAMO GROUP INC COM
ALGM	ALLEGRO MICROSYSTEMS INC COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGS	ALIGOS THERAPEUTICS INC COM
ALGT	ALLEGIANT TRAVEL CO COM
ALHC	ALIGNMENT HEALTHCARE INC COM
ALIM	ALIMERA SCIENCES INC COM NEW
ALIT	ALIGHT INC COM CL A
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALKT	ALKAMI TECHNOLOGY INC COM
ALL	ALLSTATE CORP COM
ALL-B	ALLSTATE CORP SUB DEB 53
ALL-H	ALLSTATE CORP 5.1% DP SH PFD H
ALL-I	ALLSTATE CORP 4.75% DP SH PF I
ALL-J	ALLSTATE CORP 7.375% DEP PFD J
ALLE	ALLEGION PLC ORD SHS
ALLG	ALLEGO N V ORD SHS
ALLG+	ALLEGO N V WT EXP 031627
ALLK	ALLAKOS INC COM
ALLO	ALLOGENE THERAPEUTICS INC COM
ALLR	ALLARITY THERAPEUTICS INC COM NEW
ALLT	ALLOT LTD SHS
ALLY	ALLY FINL INC COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM

ALOR	ALSP ORCHID ACQUISITION CORP I CLASS A ORD
ALORU	ALSP ORCHID ACQUISITION CORP I UNIT EX 113028
ALORW	ALSP ORCHID ACQUISITION CORP I WT EXP 113028
ALOT	ASTRONOVA INC COM
ALPA	ALPHA HEALTHCARE ACQU CORP III CLASS A COM
ALPAU	ALPHA HEALTHCARE ACQU CORP III UNIT EX 040126
ALPAW	ALPHA HEALTHCARE ACQU CORP III WT EXP 040126
ALPN	ALPINE IMMUNE SCIENCES INC COM
ALPP	ALPINE 4 HOLDINGS INC CL A NEW
ALPS	ALPINE SUMMIT ENRGY PRTNRS INC CL A SUB VTG SHS
ALRM	ALARM COM HLDGS INC COM
ALRN	AILERON THERAPEUTICS INC COM NEW
ALRS	ALERUS FINL CORP COM
ALSA	ALPHA STAR ACQUISITION CORP ORDINARY SHARES
ALSAR	ALPHA STAR ACQUISITION CORP RT
ALSAU	ALPHA STAR ACQUISITION CORP UNIT EX 121326
ALSAW	ALPHA STAR ACQUISITION CORP WT EXP 121326
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALT	ALTIMMUNE INC COM NEW
ALTG	ALTA EQUIPMENT GROUP INC COMMON STOCK
ALTG-A	ALTA EQUIPMENT GROUP INC 10% DP SHS PFD A
ALTI	ALTI GLOBAL INC CL A
ALTIW	ALTI GLOBAL INC WT EXP 010328
ALTL	PACER FDS TR LUNT LRG CP ALTR
ALTO	ALTO INGREDIENTS INC COM
ALTR	ALTAIR ENGR INC COM CL A
ALTU	ALTITUDE ACQUISITION CORP COM CL A
ALTUU	ALTITUDE ACQUISITION CORP UNIT EXP 113027
ALTUW	ALTITUDE ACQUISITION CORP WT EXP 113027
ALTY	GLOBAL X FDS ALTERNATIVE INCM
ALV	AUTOLIV INC COM
ALVO	ALVOTECH ORDINARY SHARES
ALVOW	ALVOTECH WT EXP 061527
ALVR	ALLOVIR INC COM

ALX	ALEXANDERS INC COM
ALXO	ALX ONCOLOGY HLDGS INC COM
ALYA	ALITHYA GROUP INC CL A SUB VTG
ALZN	ALZAMEND NEURO INC COM NEW
AM	ANTERO MIDSTREAM CORP COM
AMAL	AMALGAMATED FINANCIAL CORP COM
AMAM	AMBRX BIOPHARMA INC SPONSORED ADS
AMAO	AMERICAN ACQUISITION OPPT INC CLASS A COM
AMAOU	AMERICAN ACQUISITION OPPT INC UNIT EX 052826
AMAOW	AMERICAN ACQUISITION OPPT INC WT EXP 052826
AMAT	APPLIED MATLS INC COM
AMAX	STARBOARD INVT TR RH HEDGED MULTI
AMBA	AMBARELLA INC SHS
AMBC	AMBAC FINL GROUP INC COM NEW
AMBI	AMBIPAR EMERGENCY RESPONSE CL A ORD SHS
AMBI+	AMBIPAR EMERGENCY RESPONSE WT EXP
AMBO	AMBOW ED HLDG LTD SPONSORED ADS
AMBP	ARDAGH METAL PACKAGING S A SHS
AMBP+	ARDAGH METAL PACKAGING S A WT EXP 080426
AMC	AMC ENTMT HLDGS INC CL A COM
AMCR	AMCOR PLC ORD
AMCX	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AME	AMETEK INC COM
AMED	AMEDISYS INC COM
AMEH	APOLLO MED HLDGS INC COM NEW
AMG	AFFILIATED MANAGERS GROUP INC COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMH-G	AMERICAN HOMES 4 RENT 5.875% CUM PFD G
AMH-H	AMERICAN HOMES 4 RENT 6.25% CUM PFD H
AMID	EA SERIES TRUST ARGENT MID CAP
AMJ	JPMORGAN CHASE & CO ALERIAN ML ETN
AMK	ASSETMARK FINL HLDGS INC COM

AMKR	AMKOR TECHNOLOGY INC COM
AMLI	AMERICAN LITHIUM CORP COM NEW
AMLP	ALPS ETF TR ALERIAN MLP
AMLX	AMYLYX PHARMACEUTICALS INC COM
AMN	AMN HEALTHCARE SVCS INC COM
AMNA	UBS AG LONDON BRANCH ETRACS INDEX ETN
AMNB	AMERICAN NATL BANKSHARES INC COM
AMND	UBS AG LONDON BRANCH ETRACS ETN 50
AMOM	EXCHANGE LISTED FDS TR QRAFT AI US MMTM
AMOT	ALLIED MOTION TECHNOLOGIES INC COM
AMP	AMERIPRISE FINL INC COM
AMPD	TIDAL TR II CNIC ICE US CARB
AMPE	AMPIO PHARMACEUTICALS INC COM NEW
AMPG	AMPLITECH GROUP INC COM NEW
AMPGW	AMPLITECH GROUP INC WT EXP 010126
AMPH	AMPHASTAR PHARMACEUTICALS INC COM
AMPL	AMPLITUDE INC COM CL A
AMPS	ALTUS POWER INC COM CL A
AMPX	AMPRIUS TECHNOLOGIES INC COMMON STOCK
AMPX+	AMPRIUS TECHNOLOGIES INC WT EXP 091427
AMPY	AMPLIFY ENERGY CORP NEW COM
AMR	ALPHA METALLURGICAL RESOUR INC COM
AMRC	AMERESCO INC CL A
AMRK	A-MARK PRECIOUS METALS INC COM
AMRN	AMARIN CORP PLC SPONS ADR NEW
AMRS	AMYRIS INC COM NEW
AMRX	AMNEAL PHARMACEUTICALS INC COM STK CL A
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP SHS NEW
AMSF	AMERISAFE INC COM
AMST	AMESITE INC COM NEW
AMSWA	AMER SOFTWARE INC CL A
AMT	AMERICAN TOWER CORP NEW COM
AMTB	AMERANT BANCORP INC CL A

AMTD	AMTD IDEA GROUP SPONSORED ADS
AMTI	APPLIED MOLECULAR TRANS INC COM
AMTR	UBS AG LONDON BRANCH ETRACS LKD ENT
AMTX	AEMETIS INC COM NEW
AMUB	UBS AG LONDON BRANCH ETRACS ALERIAN M
AMWD	AMERICAN WOODMARK CORPORATION COM
AMWL	AMERICAN WELL CORP CL A
AMX	AMERICA MOVIL SAB DE CV SPON ADS RP CL B
AMZA	ETFIS SER TR I INFRAC ACT MLP
AMZD	DIREXION SHS ETF TR DAILY AMZN BR 1X
AMZN	AMAZON COM INC COM
AMZU	DIREXION SHS ETF TR DAILY AMZN BL1.5
AN	AUTONATION INC COM
ANAB	ANAPTYSBIO INC COM
ANDE	ANDERSONS INC COM
ANEB	ANEBULO PHARMACEUTICALS INC COM
ANET	ARISTA NETWORKS INC COM
ANEW	PROSHARES TR MSCI TRANFRMTNAL
ANF	ABERCROMBIE & FITCH CO CL A
ANGH	ANGHAMI INC ORD SHS
ANGHW	ANGHAMI INC WT EXP 020327
ANGI	ANGI INC COM CL A NEW
ANGL	VANECK ETF TRUST FALLEN ANGEL HG
ANGO	ANGIODYNAMICS INC COM
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANIX	ANIXA BIOSCIENCES INC COM
ANNX	ANNEXON INC COM
ANSS	ANSYS INC COM
ANTE	AIRNET TECHNOLOGY INC SPON ADS NEW
ANTX	AN2 THERAPEUTICS INC COM
ANVS	ANNOVIS BIO INC COM
ANY	SPHERE 3D CORP NEW COM
ANZU	ANZU SPECIAL ACQUISITIN CORP I COM CL A

ANZUU	ANZU SPECIAL ACQUISITIN CORP I UNIT EX 012726
ANZUW	ANZU SPECIAL ACQUISITIN CORP I WT EXP 012726
AOA	ISHARES TR AGGRES ALLOC ETF
AOD	ABRDN TOTAL DYNAMIC DIVIDEND COM SH BEN INT
AOGO	AROGO CAPITAL ACQUISITION CORP CLASS A COM
AOGOU	AROGO CAPITAL ACQUISITION CORP UNIT EX
AOGOW	AROGO CAPITAL ACQUISITION CORP WT EXP 032328
AOK	ISHARES TR CONSER ALLOC ETF
AOM	ISHARES TR MODERT ALLOC ETF
AOMR	ANGEL OAK MORTGAGE REIT INC COM
AON	AON PLC SHS CL A
AOR	ISHARES TR GRWT ALLOCAT ETF
AORT	ARTIVION INC COM
AOS	SMITH A O CORP COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AOTG	EA SERIES TRUST AOT GRWT AND INV
AOUT	AMERICAN OUTDOOR BRANDS INC COM
AP	AMPCO-PITTSBURG CORP COM
AP+	AMPCO-PITTSBURG CORP WT A EXP 080125
APA	APA CORPORATION COM
APAC	STONEBRIDGE ACQUISITION CORP CLASS A ORD SHS
APACU	STONEBRIDGE ACQUISITION CORP UNIT EX 041126
APACW	STONEBRIDGE ACQUISITION CORP WT EXP 033128
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APCA	AP ACQUISITION CORP CL A ORD SHS
APCA+	AP ACQUISITION CORP WT EXP 120726
APCA=	AP ACQUISITION CORP UNIT
APCB	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE CR
APCX	APPTECH PMTS CORP COM
APCXW	APPTECH PMTS CORP WT EXP 010427
APD	AIR PRODS & CHEMS INC COM
APDN	APPLIED DNA SCIENCES INC COM
APE	AMC ENTMT HLDGS INC PFD EQT UNIT
APEI	AMERICAN PUB ED INC COM

APG	API GROUP CORP COM STK
APGB	APOLLO STRATEGIC GRWT CPTL II SHS CL A
APGB+	APOLLO STRATEGIC GRWT CPTL II WT EXP 021228
APGB=	APOLLO STRATEGIC GRWT CPTL II UNIT
APGN	APEXIGEN INC COM
APGNW	APEXIGEN INC WT EXP 072927
APH	AMPHENOL CORP NEW CL A
API	AGORA INC ADS
APIE	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE EQ
APLD	APPLIED DIGITAL CORP COM NEW
APLE	APPLE HOSPITALITY REIT INC COM NEW
APLM	APOLLOMICS INC CL A SHS
APLMW	APOLLOMICS INC WT EXP 040128
APLS	APELLIS PHARMACEUTICALS INC COM
APLT	APPLIED THERAPEUTICS INC COM
APLY	TIDAL ETF TR II YIELDMAX AAPL
APM	APTORUM GROUP LIMITED CL A ORD SHS NEW
APMI	AXONPRIME INFRSTCTR AQSTN CORP CLASS A COM
APMIU	AXONPRIME INFRSTCTR AQSTN CORP UNIT EX 053128
APMIW	AXONPRIME INFRSTCTR AQSTN CORP WT EXP 053128
APMU	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE MN
APO	APOLLO GLOBAL MGMT INC COM
APOG	APOGEE ENTERPRISES INC COM
APP	APPLOVIN CORP COM CL A
APPF	APPFOLIO INC COM CL A
APPH	APPHARVEST INC COM
APPHW	APPHARVEST INC WT EXP 013026
APPN	APPIAN CORP CL A
APPS	DIGITAL TURBINE INC COM NEW
APRE	APREA THERAPEUTICS INC COM NEW
APRN	BLUE APRON HLDGS INC CL A NEW
APRT	AIM ETF PRODUCTS TRUST US LRGCP B10 APR
APRW	AIM ETF PRODUCTS TRUST US LRGCP B20 APR
APT	ALPHA PRO TECH LTD COM

APTM	ALPHA PARTNERS TECH MERGR CORP CLASS A ORD SHS
APTMU	ALPHA PARTNERS TECH MERGR CORP UNIT EX 033128
APTMW	ALPHA PARTNERS TECH MERGR CORP WT EXP 033128
APTO	APTOSE BIOSCIENCES INC COM
APTV	APTIV PLC SHS
APTV-A	APTIV PLC 5.5% CNV PFD A
APUE	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE US
APVO	APTEVO THERAPEUTICS INC COM NEW
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
APXI	APX ACQUISITION CORP I CLASS A ORD SHS
APXIU	APX ACQUISITION CORP I UNIT EX 120726
APXIW	APX ACQUISITION CORP I WT EXP 113026
APYX	APYX MEDICAL CORPORATION COM
AQB	AQUABOUNTY TECHNOLOGIES INC COM NEW
AQMS	AQUA METALS INC COM
AQN	ALGONQUIN PWR UTILS CORP COM
AQNA	ALGONQUIN PWR UTILS CORP 6.875 SB NT A 78
AQNB	ALGONQUIN PWR UTILS CORP SUB NT A 19
AQNU	ALGONQUIN PWR UTILS CORP UNIT 06/15/24
AQST	AQUESTIVE THERAPEUTICS INC COM
AQU	AQUARON ACQUISITION CORP COMMON STOCK
AQUNR	AQUARON ACQUISITION CORP RT
AQUNU	AQUARON ACQUISITION CORP UNIT EX 071526
AQWA	GLOBAL X FDS CLEAN WTR ETF
AR	ANTERO RESOURCES CORP COM
ARAV	ARAVIVE INC COM
ARAY	ACCURAY INC COM
ARB	ALTSHARES TRUST MERGER ARBITRAGE
ARBB	ARB IOT GROUP LTD ORD SHS
ARBE	ARBE ROBOTICS LTD ORDINARY SHARES
ARBEW	ARBE ROBOTICS LTD WT EXP 100726
ARBG	AEQUI ACQUISITION CORP COM CL A
ARBGU	AEQUI ACQUISITION CORP UNIT EXP 113027
ARBGW	AEQUI ACQUISITION CORP WT EXP 113027

ARBK	ARGO BLOCKCHAIN PLC ADS
ARBKL	ARGO BLOCKCHAIN PLC CAL NT 26
ARC	ARC DOCUMENT SOLUTIONS INC COM
ARCB	ARCBEST CORP COM
ARCC	ARES CAPITAL CORP COM
ARCE	ARCO PLATFORM LTD COM CL A
ARCH	ARCH RESOURCES INC CL A
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCT	ARCTURUS THERAPEUTICS HLDGS COM
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDS	ARIDIS PHARMACEUTICALS INC COM
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
AREB	AMERICAN REBEL HOLDINGS INC COM
AREBW	AMERICAN REBEL HOLDINGS INC WT EXP 012027
AREC	AMERICAN RES CORP CL A
AREN	THE ARENA GROUP HOLDINGS INC COM
ARES	ARES MANAGEMENT CORPORATION CL A COM STK
ARGD	ARGO GROUP US INC 6.5% SR NTS 42
ARGO	ARGO GROUP INTL HLDGS LTD COM
ARGO-A	ARGO GROUP INTL HLDGS LTD 7% DEP SH PFD A
ARGT	GLOBAL X FDS GB MSCI AR ETF
ARGX	ARGENX SE SPONSORED ADR
ARHS	ARHAUS INC COM CL A
ARI	APOLLO COML REAL EST FIN INC COM
ARIS	ARIS WATER SOLUTIONS INC CLASS A COM
ARIZ	ARISZ ACQUISITION CORP COMMON STOCK
ARIZR	ARISZ ACQUISITION CORP RT
ARIZU	ARISZ ACQUISITION CORP UNIT EX 111726
ARIZW	ARISZ ACQUISITION CORP WT EXP 111626
ARKF	ARK ETF TR FINTECH INNOVA
ARKK	ARK ETF TR INNOVATION ETF
ARKO	ARKO CORP COM
ARKOW	ARKO CORP WT EXP 122225

ARKR	ARK RESTAURANTS CORP COM
ARKW	ARK ETF TR NEXT GNRTN INTER
ARL	AMERICAN RLTY INVS INC COM
ARLO	ARLO TECHNOLOGIES INC COM
ARLP	ALLIANCE RESOURCE PARTNERS L P UT LTD PART
ARMK	ARAMARK COM
ARMP	ARMATA PHARMACEUTICALS INC COM
ARMR	EXCHANGE LISTED FDS TR ARMOR US EQT IDX
ARNC	ARCONIC CORPORATION COM
AROC	ARCHROCK INC COM
AROW	ARROW FINL CORP COM
ARP	ADVISORS INNER CIRCLE FD II PMV ADAPTIVE RSK
ARQQ	ARQIT QUANTUM INC ORDINARY SHARES
ARQQW	ARQIT QUANTUM INC WT EXP 090326
ARQT	ARCUTIS BIOTHERAPEUTICS INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM NEW
ARR-C	ARMOUR RESIDENTIAL REIT INC 7% SER C CUM PFD
ARRW	ARROWROOT ACQUISITION CORP CL A COM
ARRWU	ARROWROOT ACQUISITION CORP UNIT EX 012926
ARRWW	ARROWROOT ACQUISITION CORP WT EXP 030226
ARRY	ARRAY TECHNOLOGIES INC COM SHS
ARTE	ARTEMIS STRATEGIC INVT CORP COM CL A
ARTEU	ARTEMIS STRATEGIC INVT CORP UNIT EX 093026
ARTEW	ARTEMIS STRATEGIC INVT CORP WT EXP 093026
ARTL	ARTELO BIOSCIENCES INC COM
ARTLW	ARTELO BIOSCIENCES INC WT EXP 062024
ARTNA	ARTESIAN RES CORP CL A
ARTW	ARTS WAY MFG INC COM
ARVL	ARRIVAL COM NEW
ARVN	ARVINAS INC COM
ARVR	FIRST TR EXCHANGE TRADED FD II INDXX METAVERSE
ARW	ARROW ELECTRS INC COM
ARWR	ARROWHEAD PHARMACEUTICALS INC COM
ARYD	ARYA SCIENCES ACQU CORP IV CL A

ARYE	ARYA SCIENCES ACQUISITN CORP V CLASS A ORD SHS
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASAI	SENDAS DISTRIBUIDORA S A SPON ADS
ASAN	ASANA INC CL A
ASB	ASSOCIATED BANC CORP COM
ASB-E	ASSOCIATED BANC CORP DEP SHS PFD E
ASB-F	ASSOCIATED BANC CORP 5.625 DP PF SR F
ASBA	ASSOCIATED BANC CORP NT 33
ASC	ARDMORE SHIPPING CORP COM
ASCA	A SPAC I ACQUISITION CORP CLASS A ORD SHS
ASCAR	A SPAC I ACQUISITION CORP RT
ASCAU	A SPAC I ACQUISITION CORP UNIT EX 120926
ASCAW	A SPAC I ACQUISITION CORP WT EXP 052127
ASCB	A SPAC II ACQUISITION CORP ORD SHS CL A
ASCBR	A SPAC II ACQUISITION CORP RT
ASCBU	A SPAC II ACQUISITION CORP UNIT EX 101526
ASCBW	A SPAC II ACQUISITION CORP WT EXP 101526
ASEA	GLOBAL X FDS GBL X FTSE ETF
ASET	FLEXSHARES TR REAL ASST IDX
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGI	ABRDN GLOBAL INFRA INCOME FUND COM SHS BEN INT
ASGN	ASGN INC COM
ASH	ASHLAND INC COM
ASHR	DBX ETF TR XTRACK HRVST CSI
ASHS	DBX ETF TR XTRACK CSI 500 A
ASHX	DBX ETF TR XTRACK MSCI CHIN
ASIX	ADVANSIX INC COM
ASLE	AERSALE CORPORATION COM
ASLN	ASLAN PHARMACEUTICALS LTD SPON ADS NEW
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMB	ASSEMBLY BIOSCIENCES INC COM
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASND	ASCENDIS PHARMA A/S SPONSORED ADR
ASNS	ACTELIS NETWORKS INC COM NEW

ASO	ACADEMY SPORTS & OUTDOORS INC COM
ASPA	ABRI SPAC I INC COMMON STOCK
ASPAU	ABRI SPAC I INC UNIT EX 091826
ASPAW	ABRI SPAC I INC WT EXP 091826
ASPI	ASP ISOTOPES INC COM
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLNS SA REG SHS
ASPY	ASYMMETRIC ETFS TRUST SMART S&P 500
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRT	ASSERTIO HOLDINGS INC COM NEW
ASRV	AMERISERV FINL INC COM
ASST	ASSET ENTITIES INC CLASS B COM
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASTI	ASCENT SOLAR TECHNOLOGIES INC COM NEW
ASTL	ALGOMA STL GROUP INC COM
ASTLW	ALGOMA STL GROUP INC WT EXP 101926
ASTR	ASTRA SPACE INC COM CL A
ASTS	AST SPACEMOBILE INC COM CL A
ASTSW	AST SPACEMOBILE INC WT EXP 040626
ASUR	ASURE SOFTWARE INC COM
ASX	ASE TECHNOLOGY HLDG CO LTD SPONSORED ADS
ASXC	ASENSUS SURGICAL INC COM
ASYS	AMTECH SYS INC COM PAR $0.01N
ATAI	ATAI LIFE SCIENCES NV SHS
ATAK	AURORA TECHNOLOGY ACQUISITION CLASS A ORD SHS
ATAKR	AURORA TECHNOLOGY ACQUISITION RT
ATAKU	AURORA TECHNOLOGY ACQUISITION UNIT EX 012727
ATAKW	AURORA TECHNOLOGY ACQUISITION WT EXP 012727
ATAQ	ALTIMAR ACQUISITION CORP III SHS CL A
ATAQ=	ALTIMAR ACQUISITION CORP III UNIT
ATAT	ATOUR LIFESTYLE HOLDINGS LTD SPONSORED ADS
ATCO-D	ATLAS CORP 7.95% CUM PFD D
ATCO-H	ATLAS CORP 7.875% CUM PFD H

ATCO-I	ATLAS CORP FIX FLT CM PFD I
ATCOL	ATLAS CORP CALL NT 27
ATEC	ALPHATEC HLDGS INC COM NEW
ATEK	ATHENA TECHNOLOGY ACQ CORP II CL A COM
ATEK+	ATHENA TECHNOLOGY ACQ CORP II WT EXP 101728
ATEK=	ATHENA TECHNOLOGY ACQ CORP II UNIT
ATEN	A10 NETWORKS INC COM
ATER	ATERIAN INC COM
ATEX	ANTERIX INC COM
ATFV	THE ALGER ETF TRUST 35 ETF
ATGE	ADTALEM GLOBAL ED INC COM
ATH-A	ATHENE HOLDING LTD DEP RP PFD A
ATH-B	ATHENE HOLDING LTD 5.625 DP SH PF B
ATH-C	ATHENE HOLDING LTD 6.375 DP PF C
ATH-D	ATHENE HOLDING LTD 4.875% DEP PFD D
ATH-E	ATHENE HOLDING LTD 7.75%DP RT PFD E
ATHA	ATHIRA PHARMA INC COM
ATHE	ALTERITY THERAPEUTICS LTD SPONSORED ADS
ATHM	AUTOHOME INC SP ADS RP CL A
ATHX	ATHERSYS INC NEW COM NEW
ATI	ATI INC COM
ATIF	ATIF HOLDINGS LIMITED ORD SHS NEW
ATIP	ATI PHYSICAL THERAPY INC COM CL A
ATIP+	ATI PHYSICAL THERAPY INC WT EXP 081027
ATKR	ATKORE INC COM
ATLC	ATLANTICUS HOLDINGS CORP COM
ATLCL	ATLANTICUS HOLDINGS CORP CAL NT 26
ATLCP	ATLANTICUS HOLDINGS CORP 7.625% PER PFD B
ATLO	AMES NATL CORP COM
ATLX	ATLAS LITHIUM CORP COM NEW
ATMC	ALPHATIME ACQUISITION CORP ORDINARY SHARES
ATMCR	ALPHATIME ACQUISITION CORP RT
ATMCU	ALPHATIME ACQUISITION CORP UNIT EX 030128
ATMCW	ALPHATIME ACQUISITION CORP WT EXP 030128

ATMU	ATMUS FILTRATION TECHNOLOGIES COM
ATMV	ALPHAVEST ACQUISITION CORP ORDINARY SHARES
ATMVR	ALPHAVEST ACQUISITION CORP RT
ATMVU	ALPHAVEST ACQUISITION CORP UNIT EX 061924
ATNF	180 LIFE SCIENCES CORP COM NEW
ATNFW	180 LIFE SCIENCES CORP WT EXP 110725
ATNI	ATN INTL INC COM
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATO	ATMOS ENERGY CORP COM
ATOM	ATOMERA INC COM
ATOS	ATOSSA THERAPEUTICS INC COM
ATR	APTARGROUP INC COM
ATRA	ATARA BIOTHERAPEUTICS INC COM
ATRC	ATRICURE INC COM
ATRI	ATRION CORP COM
ATRO	ASTRONICS CORP COM
ATS	ATS CORPORATION COM
ATSG	AIR TRANSPORT SERVICES GRP INC COM
ATTO	ATENTO S A SHS
ATUS	ALTICE USA INC CL A
ATVI	ACTIVISION BLIZZARD INC COM
ATXG	ADDENTAX GROUP CORP COM NEW
ATXI	AVENUE THERAPEUTICS INC COM
ATXS	ASTRIA THERAPEUTICS INC COM
AU	ANGLOGOLD ASHANTI LIMITED SPONSORED ADR
AUB	ATLANTIC UN BANKSHARES CORP COM
AUB-A	ATLANTIC UN BANKSHARES CORP 6.875% DEP PFD A
AUBN	AUBURN NATL BANCORP COM
AUDC	AUDIOCODES LTD ORD
AUGX	AUGMEDIX INC COM
AUID	AUTHID INC COM NEW
AULT	AULT ALLIANCE INC COM
AULT-D	AULT ALLIANCE INC 13% CUM RED PFD
AUMN	GOLDEN MINERALS CO COM

AUPH	AURINIA PHARMACEUTICALS INC COM
AUR	AURORA INNOVATION INC CLASS A COM
AURA	AURA BIOSCIENCES INC COM
AURC	AURORA ACQUISITION CORP CLASS A ORD SHS
AURCU	AURORA ACQUISITION CORP UNIT EX 030226
AURCW	AURORA ACQUISITION CORP WT EXP 030226
AUROW	AURORA INNOVATION INC WT EXP 110326
AUSF	GLOBAL X FDS ADAPTIVE US
AUST	AUSTIN GOLD CORP COM
AUTL	AUTOLUS THERAPEUTICS PLC SPON ADS
AUUD	AUDDIA INC COM
AUUDW	AUDDIA INC WT EXP 101725
AUVI	APPLIED UV INC COM NEW
AUVIP	APPLIED UV INC 10.5% CUM PFD A
AVA	AVISTA CORP COM
AVAC	AVALON ACQUISITION INC CLASS A COM
AVACU	AVALON ACQUISITION INC UNIT EX 123126
AVACW	AVALON ACQUISITION INC WT EXP 123126
AVAH	AVEANNA HEALTHCARE HLDGS INC COM
AVAL	GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVD	AMERICAN VANGUARD CORP COM
AVDE	AMERICAN CENTY ETF TR INTL EQT ETF
AVDL	AVADEL PHARMACEUTICALS PLC SPONSORED ADR
AVDV	AMERICAN CENTY ETF TR INTL SMCP VLU
AVDX	AVIDXCHANGE HOLDINGS INC COM
AVEM	AMERICAN CENTY ETF TR AVANTIS EMGMKT
AVES	AMERICAN CENTY ETF TR EMERGING MKT VAL
AVGE	AMERICAN CENTY ETF TR AVANTIS ALL EQT
AVGO	BROADCOM INC COM
AVGR	AVINGER INC COM NEW
AVHI	ACHARI VENTURES HLDGS CORP I COM
AVHIU	ACHARI VENTURES HLDGS CORP I UNIT EX 093026

AVHIW	ACHARI VENTURES HLDGS CORP I WT EXP 010126
AVID	AVID TECHNOLOGY INC COM
AVIE	AMERICAN CENTY ETF TR AVANTIS INFLATIN
AVIG	AMERICAN CENTY ETF TR AVANTIS CORE FI
AVIR	ATEA PHARMACEUTICALS INC COM
AVIV	AMERICAN CENTY ETF TR INTERNATIONAL LR
AVK	ADVENT CONV & INCOME FD COM
AVLV	AMERICAN CENTY ETF TR US LARGE CAP VLU
AVMU	AMERICAN CENTY ETF TR CORE MUNI FXD IN
AVNS	AVANOS MED INC COM
AVNT	AVIENT CORPORATION COM
AVNW	AVIAT NETWORKS INC COM NEW
AVO	MISSION PRODUCE INC COM
AVPT	AVEPOINT INC COM CL A
AVPTW	AVEPOINT INC WT EXP 091826
AVRE	AMERICAN CENTY ETF TR REAL ESTATE ETF
AVRO	AVROBIO INC COM
AVSC	AMERICAN CENTY ETF TR AVANTIS US SMALL
AVSD	AMERICAN CENTY ETF TR AVANTIS RESPONSI
AVSE	AMERICAN CENTY ETF TR AVANTIS RESPONSI
AVSF	AMERICAN CENTY ETF TR AVANTIS SHFXDINC
AVSU	AMERICAN CENTY ETF TR AVANTIS RESPON U
AVT	AVNET INC COM
AVTA	AVANTAX INC COM
AVTE	AEROVATE THERAPEUTICS INC COM
AVTR	AVANTOR INC COM
AVTX	AVALO THERAPEUTICS INC COM NEW
AVUS	AMERICAN CENTY ETF TR US EQT ETF
AVUV	AMERICAN CENTY ETF TR US SML CP VALU
AVXL	ANAVEX LIFE SCIENCES CORP COM NEW
AVY	AVERY DENNISON CORP COM
AWAY	ETF MANAGERS TR ETFMG TRAVEL TEC
AWEG	THE ALGER ETF TRUST WEATHERBIE END
AWF	ALLIANCEBERNSTEIN GLOBAL HIGH COM

AWH	ASPIRA WOMENS HEALTH INC COM NEW
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWIN	AERWINS TECHNOLOGIES INC COM
AWINW	AERWINS TECHNOLOGIES INC WT EXP 020328
AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ABRDN GLOBAL PREMIER PPTYS FD COM SH BEN INT
AWR	AMER STATES WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AX	AXOS FINANCIAL INC COM
AXDX	ACCELERATE DIAGNOSTICS INC COM
AXGN	AXOGEN INC COM
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXLA	AXCELLA HEALTH INC COM
AXNX	AXONICS INC COM
AXON	AXON ENTERPRISE INC COM
AXP	AMERICAN EXPRESS CO COM
AXR	AMREP CORP COM
AXS	AXIS CAP HLDGS LTD SHS
AXS-E	AXIS CAP HLDGS LTD DEP SHS PFD E
AXSM	AXSOME THERAPEUTICS INC COM
AXTA	AXALTA COATING SYS LTD COM
AXTI	AXT INC COM
AY	ATLANTICA SUSTAINABLE INFR PLC SHS
AYI	ACUITY BRANDS INC COM
AYRO	AYRO INC COM
AYTU	AYTU BIOPHARMA INC COM
AYX	ALTERYX INC COM CL A
AZ	A2Z SMART TECHNOLOGIES CORP COM
AZEK	AZEK CO INC CL A
AZN	ASTRAZENECA PLC SPONSORED ADR
AZO	AUTOZONE INC COM
AZPN	ASPEN TECHNOLOGY INC COM
AZRE	AZURE PWR GLOBAL LTD SHS

AZTA	AZENTA INC COM
AZTD	TIDAL ETF TR AZTLAN GBL STOCK
AZUL	AZUL S A SPONSR ADR PFD
AZYO	AZIYO BIOLOGICS INC CL A COM
AZZ	AZZ INC COM
B	BARNES GROUP INC COM
BA	BOEING CO COM
BAB	INVESCO EXCH TRADED FD TR II TAXABLE MUN BD
BABA	ALIBABA GROUP HLDG LTD SPONSORED ADS
BABX	GRANITESHARES ETF TR 1.75X LG BABA DL
BAC	BANK AMERICA CORP COM
BAC-B	BANK AMERICA CORP 6 NCUM PFD SR GG
BAC-E	BANK AMERICA CORP PFD PER1/1000E
BAC-K	BANK AMERICA CORP 5.875 NCM PFD HH
BAC-L	BANK AMERICA CORP 7.25%CNV PFD L
BAC-M	BANK AMER CORP 5.375 DP PFD KK
BAC-N	BANK AMERICA CORP 5% NCUM PFD LL
BAC-O	BANK AMERICA CORP DP SH NCUM NN
BAC-P	BANK AMERICA CORP 4.125% DP PFD PP
BAC-Q	BANK AMERICA CORP 4.250% DP PFD QQ
BAC-S	BANK AMERICA CORP 4.750% DP PFD SS
BACA	BERENSON ACQUISITION CORP I CL A COM
BACK	IMAC HLDGS INC COM
BAD	LISTED FD TR B A D ETF
BAER	BRIDGER AEROSPACE GRP HLDGS IN COM
BAERW	BRIDGER AEROSPACE GRP HLDGS IN WT EXP 012428
BAFN	BAYFIRST FINANCIAL CORP COM
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAK	BRASKEM S A SP ADR PFD A
BAL	BARCLAYS BANK PLC ETN LKD 48
BALL	BALL CORP COM
BALY	BALLYS CORPORATION COM
BAM	BROOKFIELD ASSET MANAGMT LTD CL A LMT VTG SHS
BANC	BANC OF CALIFORNIA INC COM

BAND	BANDWIDTH INC COM CL A
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANL	CBL INTL LTD ORDINARY SHARES
BANR	BANNER CORP COM NEW
BANX	ARROWMARK FINANCIAL CORP COM
BAOS	BAOSHENG MEDIA GROUP HLDNG LTD SHS NEW
BAP	CREDICORP LTD COM
BAR	GRANITESHARES GOLD TR SHS BEN INT
BARK	BARK INC COM
BARK+	BARK INC WT EXP 050126
BASE	COUCHBASE INC COM
BATL	BATTALION OIL CORP COM
BATRA	LIBERTY MEDIA CORP DEL COM A BRAVES GRP
BATRK	LIBERTY MEDIA CORP DEL COM C BRAVES GRP
BATT	AMPLIFY ETF TR AMPLIFY LITHIUM
BAX	BAXTER INTL INC COM
BB	BLACKBERRY LTD COM
BBAG	J P MORGAN EXCHANGE TRADED FD BETABUILDERS US
BBAI	BIGBEAR AI HLDGS INC COM
BBAI+	BIGBEAR AI HLDGS INC WT EXP 120826
BBAR	BANCO BBVA ARGENTINA S A SPONSORED ADS
BBC	ETFIS SER TR I VIRTUS LIFESC CT
BBCB	J P MORGAN EXCHANGE TRADED FD BETABUILDERS USD
BBCP	CONCRETE PUMPING HLDGS INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDC	BARINGS BDC INC COM
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBGI	BEASLEY BROADCAST GROUP INC CL A
BBH	VANECK ETF TRUST BIOTECH ETF
BBIG	VINCO VENTURES INC COM
BBIO	BRIDGEBIO PHARMA INC COM
BBLG	BONE BIOLOGICS CORP COM NEW
BBLGW	BONE BIOLOGICS CORP WT EXP 101227

BBLN	BABYLON HLDGS LTD CL A SHS
BBLU	EA SERIES TRUST BRIDGEWAY BLUE
BBMC	J P MORGAN EXCHANGE TRADED FD BETABUILDERS US
BBN	BLACKROCK TAX MUNICPAL BD TR SHS
BBP	ETFIS SER TR I VIRTUS LIFESC BT
BBSC	J P MORGAN EXCHANGE TRADED FD BETABUILDERS US
BBSI	BARRETT BUSINESS SVCS INC COM
BBU	BROOKFIELD BUSINESS PARTNERS L UNIT LTD L P
BBUC	BROOKFIELD BUSINESS CORP CL A EXC SUB VTG
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD-A-BEAR WORKSHOP INC COM
BBWI	BATH & BODY WORKS INC COM
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BC-A	BRUNSWICK CORP 6.5% SR NOTES 48
BC-B	BRUNSWICK CORP 6.625% SR NT49
BC-C	BRUNSWICK CORP 6.375 SR NT 49
BCAB	BIOATLA INC COM
BCAL	SOUTHERN CALIF BANCORP COM
BCAN	BYND CANNASOFT ENTERPRISES INC COM
BCAT	BLACKROCK CAP ALLOCATION TERM COM
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BCD	ABRDN ETFS BBRG ALL COMMDY
BCDA	BIOCARDIA INC COM
BCDAW	BIOCARDIA INC WT EXP 080624
BCDF	LISTED FD TR HORZN KINTCS BL
BCE	BCE INC COM NEW
BCEL	ATRECA INC CL A COM
BCH	BANCO DE CHILE SPONSORED ADS
BCI	ABRDN ETFS BBRG ALL COMD K1
BCIM	ABRDN ETFS BBG INDUSTRL MET
BCLI	BRAINSTORM CELL THERAPEUTICS I COM NEW
BCM	BARCLAYS BANK PLC IPTH PURE BRD

BCML	BAYCOM CORP COM
BCO	BRINKS CO COM
BCOV	BRIGHTCOVE INC COM
BCOW	1895 BANCORP OF WIS INC COM
BCPC	BALCHEM CORP COM
BCRX	BIOCRYST PHARMACEUTICALS INC COM
BCS	BARCLAYS PLC ADR
BCSA	BLOCKCHAIN COINVSTRS ACQ CRP I CLASS A ORD
BCSAU	BLOCKCHAIN COINVSTRS ACQ CRP I UNIT EX 090126
BCSAW	BLOCKCHAIN COINVSTRS ACQ CRP I WT EXP 110128
BCSF	BAIN CAP SPECIALTY FIN INC COM STK
BCTX	BRIACELL THERAPEUTICS CORP COM NEW
BCTXW	BRIACELL THERAPEUTICS CORP WT EX 022425
BCV	BANCROFT FD LTD COM
BCV-A	BANCROFT FD LTD PFD CUM SER A
BCX	BLACKROCK RES & COMMODITIES ST SHS
BCYC	BICYCLE THERAPEUTICS PLC SPONSORED ADS
BDC	BELDEN INC COM
BDCX	UBS AG LONDON BRANCH ETRACS QUARTERLY
BDCZ	UBS AG LONDON BRANCH ETRACS MVIS BUSI
BDGS	EA SERIES TRUST BRIDGES CAP TACT
BDJ	BLACKROCK ENHANCED EQUITY DIVI COM
BDL	FLANIGANS ENTERPRISES INC COM
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDRX	BIODEXA PHARMACEUTICALS PLC SPON ADS NEW
BDRY	ETF MANAGERS GRP COMMDTY TR I BREAKWAVE DRY
BDSX	BIODESIX INC COM
BDTX	BLACK DIAMOND THERAPEUTICS INC COM
BDX	BECTON DICKINSON & CO COM
BE	BLOOM ENERGY CORP COM CL A
BEAM	BEAM THERAPEUTICS INC COM
BEAT	HEARTBEAM INC COM
BEATW	HEARTBEAM INC WT EXP 103126
BECN	BEACON ROOFING SUPPLY INC COM

BECO	BLACKROCK ETF TRUST FUTURE CLIMATE
BEDU	BRIGHT SCHOLAR ED HLDGS LTD SPON ADS NEW
BEDZ	ADVISORSHARES TR HOTEL ETF
BEEM	BEAM GLOBAL COM
BEEMW	BEAM GLOBAL WT EXP 041524
BEKE	KE HLDGS INC SPONSORED ADS
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BEN	FRANKLIN RESOURCES INC COM
BEP	BROOKFIELD RENEWABLE PARTNERS PARTNERSHIP UNIT
BEP-A	BROOKFIELD RENEWABLE PARTNERS 5.25% PFD CL A
BEPC	BROOKFIELD RENEWABLE CORP CL A SUB VTG
BEPH	BROOKFIELD BRP HLDGS CDA INC 4.625% SUB NTS
BEPI	BROOKFIELD BRP HLDGS CDA INC 4.875% SUB NTS
BERY	BERRY GLOBAL GROUP INC COM
BERZ	BANK MONTREAL MEDIUM NT LKD 41
BEST	BEST INC SPONSORED ADS
BETZ	LISTED FD TR ROUNDHILL SPORTS
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAC	BATTERY FUTURE ACQUISITION COR CL A ORD SHS
BFAC+	BATTERY FUTURE ACQUISITION COR WT EXP
BFAC=	BATTERY FUTURE ACQUISITION COR UNIT
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFC	BANK FIRST CORP COM
BFH	BREAD FINANCIAL HOLDINGS INC COM
BFI	BURGERFI INTERNATIONAL INC COM
BFIIW	BURGERFI INTERNATIONAL INC WT EXP 121625
BFIN	BANKFINANCIAL CORP COM
BFIT	GLOBAL X FDS HEALTH WELLNESS
BFIX	BUILD FUNDS TRUST BOND INNOVATION
BFK	BLACKROCK MUN INCOME TR SH BEN INT
BFLY	BUTTERFLY NETWORK INC COM CL A
BFLY+	BUTTERFLY NETWORK INC WT EXP 021226

BFOR	ALPS ETF TR BARRONS 400 ETF
BFRG	BULLFROG AI HLDGS INC COM
BFRGW	BULLFROG AI HLDGS INC WT EXP 011828
BFRI	BIOFRONTERA INC COM
BFRIW	BIOFRONTERA INC WT EXP 102726
BFS	SAUL CTRS INC COM
BFS-D	SAUL CTRS INC 6.125% PFD CUM D
BFS-E	SAUL CTRS INC 6% DP SH PFD E
BFST	BUSINESS FIRST BANCSHARES INC COM
BFTR	BLACKROCK ETF TRUST FUTURE INVTR ETF
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE LIMITED COM
BGB	BLACKSTONE STRATEGIC CRED 2027 COM SHS BEN IN
BGCP	BGC PARTNERS INC CL A
BGFV	BIG 5 SPORTING GOODS CORP COM
BGH	BARINGS GLOBAL SHORT DURATION COM
BGI	BIRKS GROUP INC CL A COM
BGNE	BEIGENE LTD SPONSORED ADR
BGR	BLACKROCK ENERGY & RES TR COM
BGRN	ISHARES TR USD GRN BOND ETF
BGRY	BERKSHIRE GREY INC COM CL A
BGRYW	BERKSHIRE GREY INC WT EXP 072126
BGS	B & G FOODS INC NEW COM
BGSF	BGSF INC COM
BGT	BLACKROCK FLOATING RATE INC TR COM
BGX	BLACKSTONE LONG SHORT CR INCOM COM SHS BN INT
BGXX	BRIGHT GREEN CORP COMMON STOCK
BGY	BLACKROCK ENHANCED INTL DIV TR COM BENE INTER
BH	BIGLARI HLDGS INC COM STK CL B
BH.A	BIGLARI HLDGS INC COM STK CL A
BHAC	CRIXUS BH3 ACQUISITION CO CLASS A COM
BHACU	CRIXUS BH3 ACQUISITION CO UNIT EX 100426
BHACW	CRIXUS BH3 ACQUISITION CO WT EXP 100426
BHAT	BLUE HAT INTERACTIVE ENTMT TEC SHS

BHB	BAR HBR BANKSHARES COM
BHC	BAUSCH HEALTH COS INC COM
BHE	BENCHMARK ELECTRS INC COM
BHF	BRIGHTHOUSE FINL INC COM
BHFAL	BRIGHTHOUSE FINL INC 6.25 NT 58
BHFAM	BRIGHTHOUSE FINL INC 4.625% DEP PFD D
BHFAN	BRIGHTHOUSE FINL INC 5.375 DEP PFD C
BHFAO	BRIGHTHOUSE FINL INC 6.75 DP SHS PF B
BHFAP	BRIGHTHOUSE FINL INC 6.6% DP PFD A
BHG	BRIGHT HEALTH GROUP INC COM NEW
BHIL	BENSON HILL INC COMMON STOCK
BHIL+	BENSON HILL INC WT EXP 092926
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHM	BLUEROCK HOMES TRUST INC COM CL A
BHP	BHP GROUP LTD SPONSORED ADS
BHR	BRAEMAR HOTELS & RESORTS INC COM
BHR-B	BRAEMAR HOTELS & RESORTS INC 5.5 CUM CV PFD B
BHR-D	BRAEMAR HOTELS & RESORTS INC 8.25 PFD SER D
BHRB	BURKE HERBERT FINL SVCS CORP COM
BHV	BLACKROCK VA MUN BD TR COM
BHVN	BIOHAVEN LTD COM
BIAF	BIOAFFINITY TECHNOLOGIES INC COMMON STOCK
BIAFW	BIOAFFINITY TECHNOLOGIES INC WT EXP 090727
BIB	PROSHARES TR PSHS ULT NASB
BIBL	NORTHERN LTS FD TR IV INSPIRE 100 ETF
BICK	FIRST TR BICK INDEX FD COM SHS
BIDS	AMPLIFY ETF TR DIGITAL & ONLINE
BIDU	BAIDU INC SPON ADR REP A
BIG	BIG LOTS INC COM
BIGB	LISTED FD TR ROUNDHILL BIG BK
BIGC	BIGCOMMERCE HLDGS INC COM SER 1
BIGT	LISTED FD TR ROUNDHILL BIG TE
BIGZ	BLACKROCK INNOVATION AND GRW SHS BEN INT

BIIB	BIOGEN INC COM
BIL	SPDR SER TR BLOOMBERG 1-3 MO
BILI	BILIBILI INC SPONS ADS REP Z
BILL	BILL HOLDINGS INC COM
BILS	SPDR SER TR BLOOMBERG 3-12 M
BIMI	BIMI INTERNATIONAL MEDICAL INC COM NEW
BINC	BLACKROCK ETF TRUST II FLEXIBLE INCOME
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOC	BIOCEPT INC COM NEW
BIOL	BIOLASE INC COM
BIOR	BIORA THERAPEUTICS INC COM NEW
BIOS	BIOPLUS ACQUISITION CORP CLASS A ORD SHS
BIOSU	BIOPLUS ACQUISITION CORP UNIT EX 120226
BIOSW	BIOPLUS ACQUISITION CORP WT EXP 120226
BIOX	BIOCERES CROP SOLUTIONS CORP SHS
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIP-A	BROOKFIELD INFRAST PARTNERS LP 5.125 CL A PFD13
BIP-B	BROOKFIELD INFRAST PARTNERS LP 5.00% PFD A 14
BIPC	BROOKFIELD INFRASTRUCTURE CORP COM SB VTG SHS A
BIPH	BROOKFIELD INFRASTRUCTURE FIN NT CAL 81
BIPI	BIP BERMUDA HOLDINGS I LIMITED 5.125% SUB NOTES
BIRD	ALLBIRDS INC COM CL A
BIS	PROSHARES TR ULTST NASD NW20
BIT	BLACKROCK MULTI SECTOR INC TR COM
BITC	BITWISE FUNDS TRUST BITCOIN STRATEGY
BITE	BITE ACQUISITION CORP COMMON STOCK
BITE+	BITE ACQUISITION CORP WT EXP 021231
BITE=	BITE ACQUISITION CORP UNIT
BITF	BITFARMS LTD COM
BITI	PROSHARES TR SHORT BITCOIN
BITO	PROSHARES TR BITCOIN STRATE
BITQ	EXCHANGE TRADED CONCEPTS TR BITWISE CRYPTO
BITS	GLOBAL X FDS BLOCKCHAIN & BIT

BIV	VANGUARD BD INDEX FDS INTERMED TERM
BIVI	BIOVIE INC CL A NEW
BIZD	VANECK ETF TRUST BDC INCOME ETF
BJ	BJS WHSL CLUB HLDGS INC COM
BJDX	BLUEJAY DIAGNOSTICS INC COM
BJK	VANECK ETF TRUST GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BK	BANK NEW YORK MELLON CORP COM
BKAG	BNY MELLON ETF TRUST CORE BOND ETF
BKCC	BLACKROCK CAP INVT CORP COM
BKCH	GLOBAL X FDS GBL X BLOCKCHAIN
BKCI	BNY MELLON ETF TRUST CONCENTRATED INT
BKD	BROOKDALE SR LIVING INC COM
BKDT	BROOKDALE SR LIVING INC UNIT 11/15/23
BKE	BUCKLE INC COM
BKEM	BNY MELLON ETF TRUST EMRG MKT EQUIT
BKES	BNY MELLON ETF TRUST SUSTAINABLE GBL
BKF	ISHARES INC MSCI BIC ETF
BKH	BLACK HILLS CORP COM
BKHY	BNY MELLON ETF TRUST HIGH YIELD BETA
BKI	BLACK KNIGHT INC COM
BKIE	BNY MELLON ETF TRUST INTERNATIONL EQT
BKIS	BNY MELLON ETF TRUST SUSTAINABLE INTL
BKIV	BNY MELLON ETF TRUST INNOVATORS ETF
BKKT	BAKKT HOLDINGS INC COM CL A
BKKT+	BAKKT HOLDINGS INC WT EXP 102526
BKLC	BNY MELLON ETF TRUST US LRG CP CORE
BKLN	INVESCO EXCH TRADED FD TR II SR LN ETF
BKMC	BNY MELLON ETF TRUST US MDCP CORE EQT
BKN	BLACKROCK INVT QUALITY MUN TR COM
BKNG	BOOKING HOLDINGS INC COM
BKR	BAKER HUGHES COMPANY CL A
BKSB	BNY MELLON ETF TRUST SHRT DUR CORP BD
BKSC	BANK SOUTH CAROLINA CORP COM

BKSE	BNY MELLON ETF TRUST US SMLCP CORE
BKSY	BLACKSKY TECHNOLOGY INC COM CL A
BKSY+	BLACKSKY TECHNOLOGY INC WT EXP 090926
BKT	BLACKROCK INCOME TR INC COM NEW
BKTI	BK TECHNOLOGIES CORPORATION COM NEW
BKU	BANKUNITED INC COM
BKUI	BNY MELLON ETF TRUST ULTRA SHORT INCM
BKUS	BNY MELLON ETF TRUST SUSTAINABLE US
BKWO	BNY MELLON ETF TRUST WOMENS OPPORT
BKYI	BIO-KEY INTL INC COM NEW
BL	BLACKLINE INC COM
BLAC	BELLEVUE LIFE SCNCS AQSTN CORP COM
BLACR	BELLEVUE LIFE SCNCS AQSTN CORP RT
BLACU	BELLEVUE LIFE SCNCS AQSTN CORP UNIT EX 020928
BLACW	BELLEVUE LIFE SCNCS AQSTN CORP WT EXP 020928
BLBD	BLUE BIRD CORP COM
BLBX	BLACKBOXSTOCKS INC COM
BLCN	SIREN ETF TR NSD NXGN ECO ETF
BLCO	BAUSCH PLUS LOMB CORP COMMON SHARES
BLCV	BLACKROCK ETF TRUST LARGE CAP VALUE
BLD	TOPBUILD CORP COM
BLDE	BLADE AIR MOBILITY INC CL A COM
BLDEW	BLADE AIR MOBILITY INC WT EXP 090126
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLE	BLACKROCK MUNI INCOME TR II COM
BLES	NORTHERN LTS FD TR IV INSPIRE GBL HOPE
BLEU	BLEUACACIA LTD CLASS A ORD SHS
BLEUR	BLEUACACIA LTD RT
BLEUU	BLEUACACIA LTD UNIT 103026
BLEUW	BLEUACACIA LTD WT EXP 103026
BLFS	BIOLIFE SOLUTIONS INC COM NEW
BLFY	BLUE FOUNDRY BANCORP COM
BLHY	VIRTUS ETF TR II NEWFLEET HIG YLD

BLIN	BRIDGELINE DIGITAL INC COM
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLLD	J P MORGAN EXCHANGE TRADED FD SUSTAINABLE INFR
BLMN	BLOOMIN BRANDS INC COM
BLND	BLEND LABS INC CL A
BLNG	BELONG ACQUISITION CORP CLASS A COM
BLNGU	BELONG ACQUISITION CORP UNIT EX 032326
BLNGW	BELONG ACQUISITION CORP WT EXP 032326
BLNK	BLINK CHARGING CO COM
BLOK	AMPLIFY ETF TR BLOCKCHAIN LDR
BLPH	BELLEROPHON THERAPEUTICS INC COM NEW
BLRX	BIOLINERX LTD SPONSORED ADS
BLTE	BELITE BIO INC SPONSORED ADS
BLU	BELLUS HEALTH INC NEW COM NEW
BLUA	BLUERIVER ACQUISITION CORP CL A ORD SHS
BLUA+	BLUERIVER ACQUISITION CORP WT EXP 010426
BLUA=	BLUERIVER ACQUISITION CORP UNIT EXP 010426
BLUE	BLUEBIRD BIO INC COM
BLV	VANGUARD BD INDEX FDS LONG TERM BOND
BLW	BLACKROCK LTD DURATION INCOME COM SHS
BLX	BANCO LATINOAMERICANO DE COMER SHS E
BLZE	BACKBLAZE INC COM CL A
BMA	BANCO MACRO SA SPON ADR B
BMAC	BLACK MOUNTAIN ACQ CORP CL A COM
BMAC+	BLACK MOUNTAIN ACQ CORP WT EXP 101527
BMAC=	BLACK MOUNTAIN ACQ CORP UNIT
BMBL	BUMBLE INC COM CL A
BME	BLACKROCK HEALTH SCIENCES TR COM
BMEA	BIOMEA FUSION INC COM
BMED	BLACKROCK ETF TRUST FUTUR HEALTH ETF
BMEZ	BLACKROCK HEALTH SCIENCES TERM COM SHS
BMI	BADGER METER INC COM
BML-G	BANK AMERICA CORP PFD1/1200 SR1

BML-H	BANK AMERICA CORP PFD 1/1200SER2
BML-J	BANK AMERICA CORP PFD DP1/1200 4
BML-L	BANK AMERICA CORP PFD 1/1200SER5
BMN	BLACKROCK 2037 MUNICIPAL TARG COM
BMO	BANK MONTREAL QUE COM
BMR	BEAMR IMAGING LTD ORDINARY SHS
BMRA	BIOMERICA INC COM NEW
BMRC	BANK MARIN BANCORP COM
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMTX	BM TECHNOLOGIES INC CL A COM
BMTX+	BM TECHNOLOGIES INC WT EXP 010426
BMY	BRISTOL-MYERS SQUIBB CO COM
BN	BROOKFIELD CORP CL A LTD VT SH
BND	VANGUARD BD INDEX FDS TOTAL BND MRKT
BNDC	FLEXSHARES TR CRE SLCT BD FD
BNDD	KRANESHARES TR QUADRATIC DEFLA
BNDI	SHP ETF TRUST NEOS ENHCD INME
BNDW	VANGUARD SCOTTSDALE FDS TOTAL WLD BD ETF
BNDX	VANGUARD CHARLOTTE FDS TOTAL INT BD ETF
BNE	ETF SER SOLUTIONS BLUE HORIZON BNE
BNED	BARNES & NOBLE ED INC COM
BNGE	FIRST TR EXCHANGE-TRADED FD VI S NETWORK STREAM
BNGO	BIONANO GENOMICS INC COM
BNGOW	BIONANO GENOMICS INC WT EXP 082123
BNH	BROOKFIELD FIN INC SUB NT 80
BNIX	BANNIX ACQUISITION CORP COM
BNIXR	BANNIX ACQUISITION CORP RT
BNIXW	BANNIX ACQUISITION CORP WT EXP 073126
BNJ	BROOKFIELD FIN I UK PLC / BROO 4.5 PER SUB NTS
BNKD	BANK MONTREAL MEDIUM MCROSECTR 3XINVR
BNKU	BANK MONTREAL MEDIUM MICROSCTR 3X LVG
BNL	BROADSTONE NET LEASE INC COM
BNMV	BITNILE METAVERSE INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT

BNOX	BIONOMICS LIMITED ADS
BNR	BURNING ROCK BIOTECH LTD SPONSORED ADS
BNRE	BROOKFIELD REINS LTD CL A EXCH LT VTG
BNRG	BRENMILLER ENERGY LTD ORDINARY SHARES
BNS	BANK NOVA SCOTIA HALIFAX COM
BNSO	BONSO ELECTRS INTL INC COM
BNTC	BENITEC BIOPHARMA INC COM
BNTX	BIONTECH SE SPONSORED ADS
BNY	BLACKROCK N Y MUN INCOME TRUST SH BEN INT
BOAC	BLUESCAPE OPPORTUNITIES ACQUIS SHS
BOAC+	BLUESCAPE OPPORTUNITIES ACQUIS WT EXP
BOAC=	BLUESCAPE OPPORTUNITIES ACQUIS UNIT EX
BOAT	TIDAL ETF TR SONICSHARES GBL
BOC	BOSTON OMAHA CORP CL A COM STK
BOCN	BLUE OCEAN ACQUISITION CORP CLASS A ORD SHS
BOCNU	BLUE OCEAN ACQUISITION CORP UNIT EX 120226
BOCNW	BLUE OCEAN ACQUISITION CORP WT EXP 120226
BODY	THE BEACHBODY COMPANY INC COM CL A
BODY+	THE BEACHBODY COMPANY INC WT EXP 123127
BOE	BLACKROCK ENHANCED GLOBAL DIVI COM
BOH	BANK HAWAII CORP COM
BOH-A	BANK HAWAII HONOLULU 4.375% DEP PFD A
BOIL	PROSHARES TR II ULTRA BLOOMBERG
BOKF	BOK FINL CORP COM NEW
BOLT	BOLT BIOTHERAPEUTICS INC COM
BON	BON NATURAL LIFE LIMITED ORD SHS
BOND	PIMCO ETF TR ACTIVE BD ETF
BOOM	DMC GLOBAL INC COM
BOOT	BOOT BARN HLDGS INC COM
BORR	BORR DRILLING LTD SHS
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOTJ	BANK OF THE JAMES FINL GP INC COM
BOTZ	GLOBAL X FDS RBTCS ARTFL INTE
BOUT	INNOVATOR ETFS TR IBD BREAKOUT

BOWL	BOWLERO CORP CL A COM
BOX	BOX INC CL A
BOXL	BOXLIGHT CORP COM CL A
BP	BP PLC SPONSORED ADR
BPAY	BLACKROCK ETF TRUST FUT FIN AND TECH
BPMC	BLUEPRINT MEDICINES CORP COM
BPOP	POPULAR INC COM NEW
BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPRN	PRINCETON BANCORP INC COM
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPTH	BIO-PATH HLDGS INC COM
BPTS	BIOPHYTIS SA SPONSORED ADS
BPYPM	BROOKFIELD PPTY PFD L P CL A CUM PFD 1
BPYPN	BROOKFIELD PROPERTY PARTRS LP 5.75 CL A PF SR3
BPYPO	BROOKFIELD PROPERTY PARTRS LP 6.375 CL A PFD 2
BPYPP	BROOKFIELD PROPERTY PARTRS LP 6.50 PF UNIT A 1
BQ	BOQII HLDG LTD SPONSORED ADS
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRAC	BROAD CAPITAL ACQUISITION CORP COM
BRACR	BROAD CAPITAL ACQUISITION CORP RT
BRACU	BROAD CAPITAL ACQUISITION CORP UNIT EX 011027
BRAG	BRAGG GAMING GROUP INC COM NEW
BRBR	BELLRING BRANDS INC COMMON STOCK
BRBS	BLUE RIDGE BANKSHARES INC VA COM
BRC	BRADY CORP CL A
BRCC	BRC INC COM CL A
BRD	BEARD ENERGY TRANSITION ACQ CL A COM
BRD+	BEARD ENERGY TRANSITION ACQ WT EXP
BRD=	BEARD ENERGY TRANSITION ACQ UNIT
BRDG	BRIDGE INVT GROUP HLDGS INC COM CL A
BRDS	BIRD GLOBAL INC COM CL A
BRDS+	BIRD GLOBAL INC WT EXP
BREA	BRERA HOLDINGS PLC CLASS B ORD
BREZ	BREEZE HOLDINGS ACQUISITN CORP COM

BREZR	BREEZE HOLDINGS ACQUISITN CORP RT
BREZW	BREEZE HOLDINGS ACQUISITN CORP WT EXP 052527
BRF	VANECK ETF TRUST BRAZIL SMALL CAP
BRFH	BARFRESH FOOD GROUP INC COM NEW
BRFS	BRF SA SPONSORED ADR
BRID	BRIDGFORD FOODS CORP COM
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKH	BURTECH ACQUISITION CORP CLASS A COM
BRKHU	BURTECH ACQUISITION CORP UNIT EX 121026
BRKHW	BURTECH ACQUISITION CORP WT EXP 121826
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM
BRLI	BRILLIANT ACQUISITION CORP SHS
BRLIR	BRILLIANT ACQUISITION CORP RT
BRLIU	BRILLIANT ACQUISITION CORP UNIT EXP 123120
BRLIW	BRILLIANT ACQUISITION CORP WT EXP 033027
BRLT	BRILLIANT EARTH GROUP INC CL A COM
BRN	BARNWELL INDS INC COM
BRNY	EA SERIES TRUST BURNEY US FCTR
BRO	BROWN & BROWN INC COM
BROG	BROOGE ENERGY LTD SHS
BROGW	BROOGE ENERGY LTD WT EXP 122024
BROS	DUTCH BROS INC CL A
BRP	BRP GROUP INC COM CL A
BRQS	BORQS TECHNOLOGIES INC SHS NEW
BRSH	BRUUSH ORAL CARE INC COM
BRSHW	BRUUSH ORAL CARE INC WT EXP 080327
BRSP	BRIGHTSPIRE CAPITAL INC COM CL A
BRT	BRT APARTMENTS CORP COM
BRTX	BIORESTORATIVE THERAPIES INC COM NEW
BRW	SABA CAPITAL INCOME & OPRNT FD SHS NEW
BRX	BRIXMOR PPTY GROUP INC COM
BRY	BERRY CORP COM

BRZE	BRAZE INC COM CL A
BRZU	DIREXION SHS ETF TR BRZ BL 2X SHS
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSAQ	BLACK SPADE ACQUISITION CO SHS CL A
BSAQ+	BLACK SPADE ACQUISITION CO WT EXP 071626
BSAQ=	BLACK SPADE ACQUISITION CO UNITS
BSBK	BOGOTA FINL CORP COM
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCN	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 CB
BSCO	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 CB
BSCP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 CB
BSCQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 CB
BSCR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 CB
BSCS	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 28
BSCT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029
BSCU	INVESCO EXCH TRD SLF IDX FD TR INVSCO 30 CORP
BSCV	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2031 CP
BSCW	INVESCO EXCHNG TRAD SLF INDEXE BULLETSHS 2032
BSEA	ETF MANAGERS TR BREAKWAVE SEA
BSET	BASSETT FURNITURE INDS INC COM
BSFC	BLUE STAR FOODS CORP COM
BSGM	BIOSIG TECHNOLOGIES INC COM NEW
BSIG	BRIGHTSPHERE INVT GROUP INC COM
BSJN	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 HY
BSJO	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 HY
BSJP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 HY
BSJQ	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 26
BSJR	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2027
BSJS	INVESCO EXCH TRD SLF IDX FD TR INVSCO 28 HYCORP
BSJT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029 HG
BSJU	INVESCO EXCHNG TRAD SLF INDEXE BULLETSHS 2030
BSL	BLACKSTONE SENI FLTN RAT 2027 COM
BSM	BLACK STONE MINERALS L P COM UNIT
BSMN	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2023 MUNI

BSMO	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2024 MUNI
BSMP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 MUNI
BSMQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 MUNI
BSMR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 MUNI
BSMS	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2028 MUNI
BSMT	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2029 MUNI
BSMU	INVESCO EXCH TRD SLF IDX FD TR INVSC 30 MUNI BD
BSMV	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 31 MUN
BSMW	INVESCO EXCHNG TRAD SLF INDEXE BULLETSHS 32 MUN
BSQR	BSQUARE CORP COM NEW
BSR	NORTHERN LTS FD TR II BEACON SELECTIVE
BSRR	SIERRA BANCORP COM
BST	BLACKROCK SCIENCE & TECHNOLOGY SHS
BSTP	INNOVATOR ETFS TR BUFFER STEP UP S
BSTZ	BLACKROCK SCIENCE & TECHNOLOGY SHS BEN INT
BSV	VANGUARD BD INDEX FDS SHORT TRM BOND
BSVN	BANK7 CORP COM
BSVO	EA SERIES TRUST EA BRIDGEWAY OMN
BSX	BOSTON SCIENTIFIC CORP COM
BSY	BENTLEY SYS INC COM CL B
BTA	BLACKROCK LONG-TERM MUN ADVANT COM
BTAI	BIOXCEL THERAPEUTICS INC COM
BTAL	AGF INVTS TR US MARKET NETRL
BTB	BIT BROTHER LIMITED SHS NEW CL A ORD
BTBD	BT BRANDS INC COM NEW
BTBDW	BT BRANDS INC WT EXP 111226
BTBT	BIT DIGITAL INC SHS
BTCM	BIT MINING LIMITED SPON ADR
BTCS	BTCS INC COM NEW
BTCY	BIOTRICITY INC COM
BTDR	BITDEER TECHNOLOGIES GROUP CL A ORD SHS
BTE	BAYTEX ENERGY CORP COM
BTEC	PRINCIPAL EXCHANGE TRADED FDS PRIN HLTHCRE INV
BTEK	BLACKROCK ETF TRUST FUTURE TECH ETF

BTF	VALKYRIE ETF TRUST II BITCOIN STRATEGY
BTG	B2GOLD CORP COM
BTHM	BLACKROCK ETF TRUST FUTURE US THEMES
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTMD	BIOTE CORP CLASS A COM
BTMDW	BIOTE CORP WT EXP 052627
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTOG	BIT ORIGIN LTD SHS NEW
BTR	NORTHERN LTS FD TR II BEACON TACTICAL
BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTTR	BETTER CHOICE CO INC COM
BTTX	BETTER THERAPEUTICS INC COMMON STOCK
BTU	PEABODY ENERGY CORP COM
BTWN	BRIDGETOWN HOLDINGS LTD COM CL A
BTWNU	BRIDGETOWN HOLDINGS LTD UNIT EXP 101525
BTWNW	BRIDGETOWN HOLDINGS LTD WT EXP 093027
BTZ	BLACKROCK CR ALLOCATION INCOME COM
BUCK	SIMPLIFY EXCHANGE TRADED FUNDS STABLE INCM ETF
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUG	GLOBAL X FDS CYBRSCURTY ETF
BUI	BLACKROCK UTILS INFRASTRUCTURE COM
BUL	PACER FDS TR US CHS CWS GWT
BULD	PACER FDS TR BLUESTAR ENG THE
BULZ	BANK MONTREAL MEDIUM NT LKD 41
BUR	BURFORD CAP LTD ORD SHS
BURL	BURLINGTON STORES INC COM
BURU	NUBURU INC COMMON STOCK
BURU+	NUBURU INC WT EXP 013128
BUSE	FIRST BUSEY CORP COM NEW
BUZZ	VANECK ETF TRUST SOCIAL SENTIMENT
BV	BRIGHTVIEW HLDGS INC COM
BVH	BLUEGREEN VACATIONS HLDG CORP CLASS A
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVS	BIOVENTUS INC COM CL A

BVXV	BIONDVAX PHARMACEUTICALS LTD SPON ADS NEW
BW	BABCOCK & WILCOX ENTERPRISES I COM
BW-A	BABCOCK & WILCOX ENTERPRISES I 7.75% CUM PFD A
BWA	BORGWARNER INC COM
BWAC	BETTER WORLD ACQUISITION CORP COM
BWACU	BETTER WORLD ACQUISITION CORP UNIT EX
BWACW	BETTER WORLD ACQUISITION CORP WT EXP 111527
BWAQ	BLUE WORLD ACQUISITION CORP CLASS A ORD SHS
BWAQR	BLUE WORLD ACQUISITION CORP RT
BWAQU	BLUE WORLD ACQUISITION CORP UNIT EX 011029
BWAQW	BLUE WORLD ACQUISITION CORP WT EXP 011029
BWAY	BRAINSWAY LTD SPONSORED ADS
BWB	BRIDGEWATER BANCSHARES INC COM
BWBBP	BRIDGEWATER BANCSHARES INC 5.875% DEP PFD A
BWC	BLUE WHALE ACQUISITION CORP I CLASS A ORD SHS
BWCAU	BLUE WHALE ACQUISITION CORP I UNIT EX 073026
BWCAW	BLUE WHALE ACQUISITION CORP I WT EXP 073026
BWEB	BITWISE FUNDS TRUST WEB3 ETF
BWEN	BROADWIND INC COM NEW
BWET	ETF MANAGERS GRP COMMDTY TR I BREAKWAVE TANKER
BWFG	BANKWELL FINL GROUP INC COM
BWG	BRANDYWINEGBL GBL INCM OPP FD COM
BWMN	BOWMAN CONSULTING GROUP LTD COM
BWMX	BETTERWARE DE MEXC S A P I DE SHS
BWNB	BABCOCK & WILCOX ENTERPRISES I CAL NT 26
BWSN	BABCOCK & WILCOX ENTERPRISES I CAL NT 26
BWV	BLUE WTR BIOTECH INC COM
BWX	SPDR SER TR BLOOMBERG INTL T
BWXT	BWX TECHNOLOGIES INC COM
BWZ	SPDR SER TR BLOOMBERG SHORT
BX	BLACKSTONE INC COM
BXC	BLUELINX HLDGS INC COM NEW
BXMT	BLACKSTONE MTG TR INC COM CL A
BXMX	NUVEEN S&P 500 BUY-WRITE INCOM COM

BXP	BOSTON PROPERTIES INC COM
BXRX	BAUDAX BIO INC COM NEW
BXSL	BLACKSTONE SECD LENDING FD COMMON STOCK
BY	BYLINE BANCORP INC COM
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL COM
BYLD	ISHARES TR YLD OPTIM BD
BYM	BLACKROCK MUN INCOME QUALITY T COM
BYN	BANYAN ACQUISITION CORPORATION CL A COM
BYN+	BANYAN ACQUISITION CORPORATION WT EXP 093028
BYN=	BANYAN ACQUISITION CORPORATION UNIT EX 093028
BYND	BEYOND MEAT INC COM
BYNO	BYNORDIC ACQUISITION CORP CLASS A COM
BYNOU	BYNORDIC ACQUISITION CORP UNIT EX 070127
BYNOW	BYNORDIC ACQUISITION CORP WT EXP 070127
BYOB	TIDAL ETF TR SOFI BE YOUR OWN
BYRE	PRINCIPAL EXCHANGE TRADED FDS REAL ESTATE ACTI
BYRN	BYRNA TECHNOLOGIES INC COM NEW
BYSI	BEYONDSPRING INC SHS
BYTE	LISTED FD TR ROUNDHILL IO DIG
BYTS	BYTE ACQUISITION CORP CLASS A ORD SHS
BYTSU	BYTE ACQUISITION CORP UNIT EX 031829
BYTSW	BYTE ACQUISITION CORP WT EXP 031826
BZ	KANZHUN LIMITED SPONSORED ADS
BZFD	BUZZFEED INC CLASS A COM
BZFDW	BUZZFEED INC WT EXP 120326
BZH	BEAZER HOMES USA INC COM NEW
BZQ	PROSHARES TR ULT MSCI BR CAPP
BZUN	BAOZUN INC SPONSORED ADR
C	CITIGROUP INC COM NEW
C-J	CITIGROUP INC DEP SHS 1/1000 J
C-K	CITIGROUP INC DEP SHS RP PFD K
C-N	CITIGROUP CAP XIII TR PFD SECS
CAAP	CORPORACION AMER ARPTS S A COM

CAAS	CHINA AUTOMOTIVE SYS INC COM
CABA	CABALETTA BIO INC COM
CABO	CABLE ONE INC COM
CAC	CAMDEN NATL CORP COM
CACC	CREDIT ACCEP CORP MICH COM
CACG	LEGG MASON ETF INVT CLRBRDG AL CP GW
CACI	CACI INTL INC CL A
CACO	CARAVELLE INTERNATIONAL GROUP ORD SHS
CADE	CADENCE BANK COM
CADE-A	CADENCE BANK 5.5% NCUM PFD A
CADL	CANDEL THERAPEUTICS INC COM
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD I COM
CAFG	PACER FDS TR US SM CAP CASH
CAG	CONAGRA BRANDS INC COM
CAH	CARDINAL HEALTH INC COM
CAKE	CHEESECAKE FACTORY INC COM
CAL	CALERES INC COM
CALB	CALIFORNIA BANCORP INC COM
CALM	CAL MAINE FOODS INC COM NEW
CALT	CALLIDITAS THERAPEUTICS AB SPONSERED ADS
CALX	CALIX INC COM
CAMP	CALAMP CORP COM
CAMT	CAMTEK LTD ORD
CAMX	ADVISORS INNER CIRCLE FD CAMBIAR AGGRES
CAN	CANAAN INC SPONSORED ADS
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN FITE BIOFARMA LTD SPONSORED ADR
CANG	CANGO INC ADS
CANO	CANO HEALTH INC COM CL A
CANO+	CANO HEALTH INC WT EXP 060326
CAPE	DOUBLELINE ETF TRUST SHILLER CAPE U S
CAPL	CROSSAMERICA PARTNERS LP UT LTD PTN INT
CAPR	CAPRICOR THERAPEUTICS INC COM NEW

CAR	AVIS BUDGET GROUP COM
CARA	CARA THERAPEUTICS INC COM
CARE	CARTER BANKSHARES INC COM NEW
CARG	CARGURUS INC COM CL A
CARM	CARISMA THERAPEUTICS INC COM
CARR	CARRIER GLOBAL CORPORATION COM
CARS	CARS COM INC COM
CARV	CARVER BANCORP INC COM NEW
CARY	ANGEL OAK FUNDS TRUST INCOME ETF
CARZ	FIRST TR EXCHANGE TRADED FD II S NETWRK FUT VEH
CASA	CASA SYS INC COM
CASH	PATHWARD FINANCIAL INC COM
CASI	CASI PHARMACEUTICALS INC ORD SHS
CASS	CASS INFORMATION SYS INC COM
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC COM
CATC	CAMBRIDGE BANCORP COM
CATH	GLOBAL X FDS S&P 500 CATHOLIC
CATO	CATO CORP NEW CL A
CATX	PERSPECTIVE THERAPEUTICS INC COM
CATY	CATHAY GEN BANCORP COM
CB	CHUBB LIMITED COM
CBAN	COLONY BANKCORP INC COM
CBAT	CBAK ENERGY TECHNOLOGY INC COM
CBAY	CYMABAY THERAPEUTICS INC COM
CBD	COMPANHIA BRASILEIRA DE DISTRB SPONSORED ADR
CBFV	CB FINL SVCS INC COM
CBH	VIRTUS CONVERTIBLE & INC 2024 COM
CBIO	CATALYST BIOSCIENCES INC COM NEW
CBL	CBL & ASSOC PPTYS INC COMMON STOCK
CBLS	LISTED FD TR CHANGEBRIDGE LNG
CBNK	CAPITAL BANCORP INC MD COM
CBON	VANECK ETF TRUST CHINA BOND ETF
CBRE	CBRE GROUP INC CL A

CBRG	CHAIN BRIDGE I CLASS A ORD
CBRGU	CHAIN BRIDGE I UNIT EX 033126
CBRGW	CHAIN BRIDGE I WT EXP 111026
CBRL	CRACKER BARREL OLD CTRY STORE COM
CBSE	LISTED FD TR CHANGEBRIDGE SEL
CBSH	COMMERCE BANCSHARES INC COM
CBT	CABOT CORP COM
CBU	COMMUNITY BK SYS INC COM
CBUS	CIBUS INC CL A COM STK
CBZ	CBIZ INC COM
CC	CHEMOURS CO COM
CCAI	CASCADIA ACQUISITION CORP CLASS A COM
CCAIU	CASCADIA ACQUISITION CORP UNIT EX 093028
CCAIW	CASCADIA ACQUISITION CORP WT EXP 093028
CCAP	CRESCENT CAP BDC INC COM
CCB	COASTAL FINL CORP WA COM NEW
CCBG	CAPITAL CITY BK GROUP INC COM
CCCC	C4 THERAPEUTICS INC COM STK
CCCS	CCC INTELLIGENT SOLUTIONS HLD COM
CCD	CALAMOS DYNAMIC CONV & INCOME COM
CCEL	CRYO-CELL INTL INC COM
CCEP	COCA-COLA EUROPACIFIC PARTNERS SHS
CCF	CHASE CORP COM
CCI	CROWN CASTLE INC COM
CCJ	CAMECO CORP COM
CCK	CROWN HLDGS INC COM
CCL	CARNIVAL CORP COMMON STOCK
CCLD	CARECLOUD INC COM
CCLDO	CARECLOUD INC 8.75% CUM PFD B
CCLDP	CARECLOUD INC 11% CUM PFD CL A
CCLP	CSI COMPRESSCO LP COM UNIT
CCM	CONCORD MED SVCS HLDGS LTD SPON ADR CL A
CCNE	CNB FINL CORP PA COM
CCNEP	CNB FINL CORP PA 7.125 DP SH PF A

CCO	CLEAR CHANNEL OUTDOOR HLDGS IN COM
CCOI	COGENT COMMUNICATIONS HLDGS IN COM NEW
CCOR	LISTED FD TR CORE ALT FD
CCRD	CORECARD CORPORATION COM
CCRN	CROSS CTRY HEALTHCARE INC COM
CCRV	ISHARES U S ETF TR COMMODITY CURVE
CCS	CENTURY CMNTYS INC COM
CCSI	CONSENSUS CLOUD SOLUTIONS INC COM
CCSO	TIDAL ETF TR II CARBON CLCTV CLM
CCTS	CACTUS ACQUISITION CORP 1 LTD CLASS A ORD
CCTSU	CACTUS ACQUISITION CORP 1 LTD UNIT EX 081728
CCTSW	CACTUS ACQUISITION CORP 1 LTD WT EXP 081728
CCU	COMPANIA CERVECERIAS UNIDAS S SPONSORED ADR
CCV	CHURCHILL CAPITAL CORP V COM CL A
CCV+	CHURCHILL CAPITAL CORP V WT EXP 102927
CCV=	CHURCHILL CAPITAL CORP V UNIT
CCVI	CHURCHILL CAPITAL CORP VI COM CL A
CCVI+	CHURCHILL CAPITAL CORP VI WT EXP 021726
CCVI=	CHURCHILL CAPITAL CORP VI UNIT
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CD	CHINDATA GROUP HLDGS LTD ADS
CDAQ	COMPASS DIGITAL ACQUISITN CORP CLASS A ORD
CDAQU	COMPASS DIGITAL ACQUISITN CORP UNIT EX 092926
CDAQW	COMPASS DIGITAL ACQUISITN CORP WT EXP 092926
CDAY	CERIDIAN HCM HLDG INC COM
CDC	VICTORY PORTFOLIOS II VCSHS US EQ INCM
CDE	COEUR MNG INC COM NEW
CDEI	MORGAN STANLEY ETF TRUST CALVERT US LRGCP
CDIO	CARDIO DIAGNOSTICS HOLDGS INC COMMON STOCK
CDIOW	CARDIO DIAGNOSTICS HOLDGS INC WT EXP 120126
CDL	VICTORY PORTFOLIOS II VCSHS US LRG CAP
CDLX	CARDLYTICS INC COM
CDMO	AVID BIOSERVICES INC COM
CDNA	CAREDX INC COM

CDNS	CADENCE DESIGN SYSTEM INC COM
CDR-B	CEDAR REALTY TRUST INC PFD-B 7.25%
CDR-C	CEDAR REALTY TRUST INC 6.50% CUM PFD C
CDRE	CADRE HLDGS INC COM
CDRO	CODERE ONLINE LUXEMBOURG S A ORDINARY SHARES
CDROW	CODERE ONLINE LUXEMBOURG S A WT EXP 112326
CDTX	CIDARA THERAPEUTICS INC COM
CDW	CDW CORP COM
CDX	SIMPLIFY EXCHANGE TRADED FUNDS HIGH YIELD PLUS
CDXC	CHROMADEX CORP COM NEW
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CDZIP	CADIZ INC 8.875% DEP PFD A
CE	CELANESE CORP DEL COM
CEAD	CEA INDUSTRIES INC COM NEW
CEADW	CEA INDUSTRIES INC WT EXP 021127
CECO	CECO ENVIRONMENTAL CORP COM
CEE	CENTRAL & EASTERN EUROPE FD IN COM
CEF	SPROTT PHYSICAL GOLD & SILVER TR UNIT
CEFA	GLOBAL X FDS S&P EX US ETF
CEFD	UBS AG LONDON BRANCH CAL LKD 50
CEG	CONSTELLATION ENERGY CORP COM
CEI	CAMBER ENERGY INC COM
CEIX	CONSOL ENERGY INC NEW COM
CELC	CELCUITY INC COM
CELG^	BRISTOL-MYERS SQUIBB CO CONTIN VAL RT
CELH	CELSIUS HLDGS INC COM NEW
CELL	PHENOMEX INC COM
CELU	CELULARITY INC COM CL A
CELUW	CELULARITY INC WT EXP 071626
CELZ	CREATIVE MED TECHNOLOGY HLDGS COM NEW
CEM	CLEARBRIDGE MLP AND MIDSTRM FD COM
CEN	CENTER COAST BRKFLD MLP ENRGY SHS BEN INT
CENN	CENNTRO ELECTRIC GROUP LIMITED ORD SHS

CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEPU	CENTRAL PUERTO S A SPONSORED ADR
CEQP	CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER
CEQP-	CRESTWOOD EQUITY PARTNERS LP 9.25% PFD UNIT
CERE	CEREVEL THERAPEUTICS HLDNG INC COM
CERS	CERUS CORP COM
CERT	CERTARA INC COM
CET	CENTRAL SECS CORP COM
CETF	DRIVEWEALTH ETF TRUST ICE 100 INDEX
CETU	CETUS CAP ACQUISITION CORP CLASS A COM
CETUR	CETUS CAP ACQUISITION CORP RT
CETUU	CETUS CAP ACQUISITION CORP UNIT EX 013028
CETUW	CETUS CAP ACQUISITION CORP WT EXP 013128
CETX	CEMTREX INC COM NEW
CETXP	CEMTREX INC PFD SER 1
CETY	CLEAN ENERGY TECHNOLOGIES INC COM NEW
CEV	EATON VANCE CALIF MUN INCOM TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD
CF	CF INDS HLDGS INC COM
CFA	VICTORY PORTFOLIOS II VCSHS US 500 VOL
CFB	CROSSFIRST BANKSHARES INC COM
CFBK	CF BANKSHARES INC COM
CFFE	CF ACQUISITION CORP VIII CLASS A COM
CFFEU	CF ACQUISITION CORP VIII UNIT EX 033128
CFFEW	CF ACQUISITION CORP VIII WT EXP 033128
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFFS	CF ACQUISITION CORP VII CLASS A COM
CFFSU	CF ACQUISITION CORP VII UNIT EX 031628
CFFSW	CF ACQUISITION CORP VII WT EXP 031628
CFG	CITIZENS FINL GROUP INC COM

CFG-D	CITIZENS FINL GROUP INC 6.350% DEP PFD D
CFG-E	CITIZENS FINL GROUP INC 5% DP SHS PFD E
CFIV	CF ACQUISITION CORP IV COM CL A
CFIVU	CF ACQUISITION CORP IV UNIT EXP 123127
CFIVW	CF ACQUISITION CORP IV WT EXP 123127
CFLT	CONFLUENT INC CLASS A COM
CFMS	CONFORMIS INC COM NEW
CFO	VICTORY PORTFOLIOS II VCSHS US 500 ENH
CFR	CULLEN FROST BANKERS INC COM
CFR-B	CULLEN FROST BANKERS INC 4.450% DEP PFD B
CFRX	CONTRAFECT CORP COM NEW
CFSB	CFSB BANCORP INC COM
CG	CARLYLE GROUP INC COM
CGA	CHINA GREEN AGRICULTURE INC COM NEW
CGABL	CARLYLE FIN LLC NT CAL 61
CGAU	CENTERRA GOLD INC COM
CGBD	CARLYLE SECURED LENDING INC COM
CGC	CANOPY GROWTH CORP COM
CGCP	CAPITAL GRP FIXED INCM ETF TR CORE PLUS INCM
CGDV	CAPITAL GROUP DIVIDEND VALUE E SHS CREATION UNI
CGEM	CULLINAN ONCOLOGY INC COM
CGEN	COMPUGEN LTD ORD
CGGO	CAPITAL GROUP GBL GROWTH EQTY SHS CREATION UNI
CGGR	CAPITAL GROUP GROWTH ETF SHS CREATION UNI
CGMS	CAPITAL GRP FIXED INCM ETF TR US MULTI-SECTOR
CGMU	CAPITAL GRP FIXED INCM ETF TR MUNICIPAL INCOME
CGNT	COGNYTE SOFTWARE LTD ORD SHS
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGRN	CAPSTONE GREEN ENERGY CORP COM
CGSD	CAPITAL GRP FIXED INCM ETF TR SHORT DURATION
CGTX	COGNITION THERAPEUTICS INC COM
CGUS	CAPITAL GROUP CORE EQUITY ETF SHS CREATION UNI
CGV	TWO RDS SHARED TR CONDCTR GBL EQTY

CGW	INVESCO EXCH TRADED FD TR II S&P GBL WATER
CGXU	CAPITAL GROUP INTL FOCUS EQTY SHS CREATION UNI
CHAA	CATCHA INVESTMENT CORP SHS CL A
CHAT	TIDAL TR II ROUNDHILL GENER
CHAU	DIREXION SHS ETF TR CSI 300 BULL2X
CHB	GLOBAL X FDS CHINA BIOTECHINV
CHCI	COMSTOCK HLDG COS INC CL A NEW
CHCO	CITY HLDG CO COM
CHCT	COMMUNITY HEALTHCARE TR INC COM
CHD	CHURCH & DWIGHT CO INC COM
CHDN	CHURCHILL DOWNS INC COM
CHE	CHEMED CORP NEW COM
CHEA	CHENGHE ACQUISITION CO CLASS A ORD
CHEAU	CHENGHE ACQUISITION CO UNIT EX 042227
CHEAW	CHENGHE ACQUISITION CO WT EXP 042227
CHEF	CHEFS WHSE INC COM
CHEK	CHECK CAP LTD SHS
CHGG	CHEGG INC COM
CHGX	INVESTMENT MANAGERS SER TR II AXS CHANGE FINAN
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPPORTUNITIES & I SH BEN INT
CHIC	GLOBAL X FDS MSCI CHINA COMMU
CHIE	GLOBAL X FDS MSCI CHINA ENRGY
CHIH	GLOBAL X FDS MSCI CHINA HC
CHII	GLOBAL X FDS MSCI CHINA INDST
CHIK	GLOBAL X FDS MSCI CHINA IT
CHIM	GLOBAL X FDS MSCI CHINA MATRL
CHIQ	GLOBAL X FDS MSCI CHINA CNSMR
CHIR	GLOBAL X FDS MSCI CHINA RE
CHIS	GLOBAL X FDS MSCI CHINA CON
CHIU	GLOBAL X FDS MSCI CHINA UTL
CHIX	GLOBAL X FDS MSCI CHINA FINCL
CHK	CHESAPEAKE ENERGY CORP COM
CHKEL	CHESAPEAKE ENERGY CORP WT C EXP 020926

CHKEW	CHESAPEAKE ENERGY CORP WT A EXP 020926
CHKEZ	CHESAPEAKE ENERGY CORP WT B EXP 020926
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHMI-A	CHERRY HILL MTG INVT CORP 8.20% CUM PFD A
CHMI-B	CHERRY HILL MTG INVT CORP 8.250 CUM PFD B
CHN	CHINA FD INC COM
CHNA	ETF SER SOLUTIONS LONCAR CHINA BIO
CHNR	CHINA NATURAL RESOURCES INC SHS NEW
CHPT	CHARGEPOINT HOLDINGS INC COM CL A
CHRD	CHORD ENERGY CORPORATION COM NEW
CHRG	RBB FUND TRUST THE ENERGY & MIN
CHRS	COHERUS BIOSCIENCES INC COM
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHS	CHICOS FAS INC COM
CHSCL	CHS INC CLASS B SER 4
CHSCM	CHS INC RED PFD SER3 CLB
CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B
CHSCP	CHS INC PFD 8%
CHSN	CHANSON INTL HLDG CLASS A ORD
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC NEW CL A
CHUY	CHUYS HLDGS INC COM
CHW	CALAMOS GBL DYN INCOME FUND COM
CHWY	CHEWY INC CL A
CHX	CHAMPIONX CORPORATION COM
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CI	THE CIGNA GROUP COM
CIA	CITIZENS INC CL A
CIB	BANCOLOMBIA S A SPON ADR PREF
CIBR	FIRST TR EXCHANGE TRADED FD II NASDAQ CYB ETF
CID	VICTORY PORTFOLIOS II VCSHS INTL HG DV

CIEN	CIENA CORP COM NEW
CIF	MFS INTER HIGH INCOME FD SH BEN INT
CIFR	CIPHER MINING INC COM
CIFRW	CIPHER MINING INC WT EXP 102225
CIG	CIA ENERGETICA DE MINAS GERAIS SP ADR N-V PFD
CIG.C	CIA ENERGETICA DE MINAS GERAIS SPONSORED ADR
CIGI	COLLIERS INTL GROUP INC SUB VTG SHS
CII	BLACKROCK ENHANCD CAP & INM FD COM
CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIL	VICTORY PORTFOLIOS II VCSHS INTL VOLTY
CIM	CHIMERA INVT CORP COM NEW
CIM-A	CHIMERA INVT CORP PFD SER A
CIM-B	CHIMERA INVT CORP PFD SER B
CIM-C	CHIMERA INVT CORP 7.75% CUM PFD C
CIM-D	CHIMERA INVT CORP 8% PFD CUM SER D
CINF	CINCINNATI FINL CORP COM
CING	CINGULATE INC COMMON STOCK
CINGW	CINGULATE INC WT EXP 121026
CINT	CI&T INC COM CL A
CIO	CITY OFFICE REIT INC COM
CIO-A	CITY OFFICE REIT INC RED PFD SER A
CION	CION INVT CORP COM
CIR	CIRCOR INTL INC COM
CIRC	J P MORGAN EXCHANGE TRADED FD SUSTAINABLE CNSM
CISO	CISO GLOBAL INC COM
CITE	CARTICA ACQUISITION CORP CLASS A ORD SHS
CITEU	CARTICA ACQUISITION CORP UNIT EX 043028
CITEW	CARTICA ACQUISITION CORP WT EXP 043028
CIVB	CIVISTA BANCSHARES INC COM NO PAR
CIVI	CIVITAS RESOURCES INC COM NEW
CIX	COMPX INTL INC CL A
CIZ	VICTORY PORTFOLIOS II VCSHS DEV ENH VL
CIZN	CITIZENS HLDG CO MISS COM
CJET	CHIJET MTR CO INC. ORD SHS

CJJD	CHINA JO-JO DRUGSTORES INC ORD SHS
CKPT	CHECKPOINT THERAPEUTICS INC COM NEW
CKX	CKX LDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLAR	CLARUS CORP NEW COM
CLAY	CHAVANT CAPITAL ACQUISITN CORP ORDINARY SHARES
CLAYU	CHAVANT CAPITAL ACQUISITN CORP UNIT EX 071626
CLAYW	CHAVANT CAPITAL ACQUISITN CORP WT EXP
CLB	CORE LABORATORIES INC COM
CLBK	COLUMBIA FINL INC COM
CLBR	COLOMBIER ACQUISITION CORP CL A
CLBR+	COLOMBIER ACQUISITION CORP WT EXP
CLBR=	COLOMBIER ACQUISITION CORP UNIT
CLBT	CELLEBRITE DI LTD ORDINARY SHARES
CLBTW	CELLEBRITE DI LTD WT EXP 083026
CLCO	COOL CO LTD COMMON SHARES
CLDL	DIREXION SHS ETF TR DAILY CLUD BUL2X
CLDT	CHATHAM LODGING TR COM
CLDT-A	CHATHAM LODGING TR 6.625% RED PFD A
CLDX	CELLDEX THERAPEUTICS INC NEW COM NEW
CLEU	CHINA LIBERAL ED HLDGS LTD ORD
CLF	CLEVELAND-CLIFFS INC NEW COM
CLFD	CLEARFIELD INC COM
CLGN	COLLPLANT BIOTECHNOLOGIES LTD SHS NEW
CLH	CLEAN HARBORS INC COM
CLIA	TIDAL TR II VERIDIEN CLIMATE
CLIN	CLEAN EARTH ACQUISITIONS CORP CLASS A COM
CLINR	CLEAN EARTH ACQUISITIONS CORP RT
CLINU	CLEAN EARTH ACQUISITIONS CORP UNIT EX 120926
CLINW	CLEAN EARTH ACQUISITIONS CORP WT EXP
CLIR	CLEARSIGN TECHNOLOGIES CORP COM
CLIX	PROSHARES TR LONG ONLINE SHRT
CLLS	CELLECTIS S A SPON ADS
CLM	CORNERSTONE STRATEGIC VALUE FD COM

CLMB	CLIMB GLOBAL SOLUTIONS INC COM
CLMT	CALUMET SPECIALTY PRODS PARTNE UT LTD PARTNER
CLNE	CLEAN ENERGY FUELS CORP COM
CLNN	CLENE INC COMMON STOCK
CLNNW	CLENE INC WT EXP 123025
CLNR	INDEXIQ ETF TR IQ CLEANER TRANS
CLOA	BLACKROCK ETF TRUST II AAA CLO ETF
CLOE	CLOVER LEAF CAPITAL CORP COM CL A
CLOER	CLOVER LEAF CAPITAL CORP RT
CLOEU	CLOVER LEAF CAPITAL CORP UNIT
CLOI	VANECK ETF TRUST CLO ETF
CLOU	GLOBAL X FDS CLOUD COMPUTNG
CLOV	CLOVER HEALTH INVESTMENTS CORP COM CL A
CLOZ	SERIES PORTFOLIOS TR PANAGRAM BBB B
CLPR	CLIPPER RLTY INC COM
CLPS	CLPS INCORPORATION COM
CLPT	CLEARPOINT NEURO INC COM
CLRB	CELLECTAR BIOSCIENCES INC COM NEW
CLRC	CLIMATEROCK CLASS A ORD
CLRCR	CLIMATEROCK RT
CLRCU	CLIMATEROCK UNIT EX 042527
CLRCW	CLIMATEROCK WT EXP 042527
CLRG	INDEXIQ ETF TR IQ CHAIKIN US
CLRO	CLEARONE INC COM
CLS	CELESTICA INC SUB VTG SHS
CLSA	EXCHANGE LISTED FDS TR CABANA AGGRESSIV
CLSC	EXCHANGE LISTED FDS TR CABANA CONSERVAT
CLSD	CLEARSIDE BIOMEDICAL INC COM
CLSK	CLEANSPARK INC COM NEW
CLSM	EXCHANGE LISTED FDS TR CABANA MODERATE
CLST	CATALYST BANCORP INC COMMON STOCK
CLTL	INVESCO EXCH TRADED FD TR II TREAS COLATERL
CLVR	CLEVER LEAVES HOLDINGS INC COM
CLVRW	CLEVER LEAVES HOLDINGS INC WT EXP 121825

CLVT	CLARIVATE PLC ORD SHS
CLVT-A	CLARIVATE PLC 5.25% PFD CONV A
CLW	CLEARWATER PAPER CORP COM
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CM	CANADIAN IMPERIAL BK COMM TORO COM
CMA	COMERICA INC COM
CMAX	CAREMAX INC COM CL A
CMAXW	CAREMAX INC WT EXP 060826
CMBM	CAMBIUM NETWORKS CORP SHS
CMBS	ISHARES TR CMBS ETF
CMC	COMMERCIAL METALS CO COM
CMCA	CAPITALWORKS EMNG MKTS ACQSTN CLASS A ORD SHS
CMCAU	CAPITALWORKS EMNG MKTS ACQSTN UNIT EX 010126
CMCAW	CAPITALWORKS EMNG MKTS ACQSTN WT EXP 111926
CMCL	CALEDONIA MNG CORP PLC SHS NEW
CMCM	CHEETAH MOBILE INC SPONSORED ADS
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCT	CREATIVE MEDIA & CMNTY TR COM NEW
CMDT	PIMCO ETF TR COMMODITY STRAT
CMDY	ISHARES U S ETF TR BLOOMBERG ROLL
CME	CME GROUP INC COM
CMF	ISHARES TR CALIF MUN BD ETF
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMI	CUMMINS INC COM
CMLS	CUMULUS MEDIA INC COM CL A
CMMB	CHEMOMAB THERAPEUTICS LTD SPONSORED ADS
CMND	CLEARMIND MEDICINE INC COM NEW
CMP	COMPASS MINERALS INTL INC COM
CMPO	COMPOSECURE INC COM CL A
CMPOW	COMPOSECURE INC WT EXP 122726
CMPR	CIMPRESS PLC SHS EURO
CMPS	COMPASS PATHWAYS PLC SPONSORED ADS

CMPX	COMPASS THERAPEUTICS INC COM
CMRA	COMERA LIFE SCIENCES HLDGS INC COM
CMRAW	COMERA LIFE SCIENCES HLDGS INC WT EXP 031527
CMRE	COSTAMARE INC SHS
CMRE-B	COSTAMARE INC PERP PFD SER B
CMRE-C	COSTAMARE INC PERP PFD SER C
CMRE-D	COSTAMARE INC PFD SER D
CMRE-E	COSTAMARE INC 8.87% CUM PFD E
CMRX	CHIMERIX INC COM
CMS	CMS ENERGY CORP COM
CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMS-C	CMS ENERGY CORP 4.200% DEP PFD C
CMSA	CMS ENERGY CORP 5.6% JRSUB NT 78
CMSC	CMS ENERGY CORP 5.875 JR NT 78
CMSD	CMS ENERGY CORP 5.875 NTS 79
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTG	CLAROS MTG TR INC COMMON STOCK
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CN	DBX ETF TR XTRACK MSCI CHNA
CNA	CNA FINL CORP COM
CNBS	AMPLIFY ETF TR SEYMOUR CANNBS
CNC	CENTENE CORP DEL COM
CNCR	ETF SER SOLUTIONS LONCAR CANCER
CNDA	CONCORD ACQUISITION CORP II COM CL A
CNDA+	CONCORD ACQUISITION CORP II WT EXP
CNDA=	CONCORD ACQUISITION CORP II UNIT
CNDB	CONCORD ACQUISITION CORP III COM CL A
CNDB+	CONCORD ACQUISITION CORP III WT EXP
CNDB=	CONCORD ACQUISITION CORP III UNIT
CNDT	CONDUENT INC COM
CNET	ZW DATA ACTION TECHNOLOGS INC COM NEW
CNEY	CN ENERGY GROUP INC CLASS A ORD
CNF	CNFINANCE HLDGS LTD SPON ADS

CNFR	CONIFER HLDGS INC COM
CNFRL	CONIFER HLDGS INC 6.75% SR NT 23
CNGL	CANNA GLOBAL ACQUISITION CORP CLASS A COM
CNGLU	CANNA GLOBAL ACQUISITION CORP UNIT EX 113026
CNGLW	CANNA GLOBAL ACQUISITION CORP WT EXP 113026
CNHI	CNH INDL N V SHS
CNI	CANADIAN NATL RY CO COM
CNK	CINEMARK HLDGS INC COM
CNM	CORE & MAIN INC CL A
CNMD	CONMED CORP COM
CNNE	CANNAE HLDGS INC COM
CNO	CNO FINL GROUP INC COM
CNO-A	CNO FINL GROUP INC 5.125% DEB 60
CNOB	CONNECTONE BANCORP INC COM
CNOBP	CONNECTONE BANCORP INC 5.25 DP RT PFD A
CNP	CENTERPOINT ENERGY INC COM
CNQ	CANADIAN NAT RES LTD COM
CNRG	SPDR SER TR S&P KENSHO CLEAN
CNS	COHEN & STEERS INC COM
CNSL	CONSOLIDATED COMM HLDGS INC COM
CNSP	CNS PHARMACEUTICALS INC COM NEW
CNTA	CENTESSA PHARMACEUTICALS PLC SPONSORED ADS
CNTB	CONNECT BIOPHARMA HLDGS LTD ADS
CNTG	CENTOGENE N V COM
CNTX	CONTEXT THERAPEUTICS INC COM
CNTY	CENTURY CASINOS INC COM
CNVS	CINEVERSE CORP COM NEW CL A
CNX	CNX RES CORP COM
CNXA	CONNEXA SPORTS TECHNOLOGIES IN COM NEW
CNXC	CONCENTRIX CORP COM
CNXN	PC CONNECTION INC COM
CNXT	VANECK ETF TRUST CHINEXT ETF
CO	GLOBAL CORD BLOOD CORPORATION SHS
COCO	VITA COCO CO INC COM

COCP	COCRYSTAL PHARMA INC COM NEW
CODA	CODA OCTOPUS GROUP INC COM NEW
CODI	COMPASS DIVERSIFIED SH BEN INT
CODI-A	COMPASS DIVERSIFIED 7.250% PFD SER A
CODI-B	COMPASS DIVERSIFIED 7.87% CUM PFD B
CODI-C	COMPASS DIVERSIFIED 7.875 CUM PFD C
CODX	CO-DIAGNOSTICS INC COM
COE	51TALK ONLINE EDUCATION GROUP SPONSORED ADR
COEP	COEPTIS THERAPEUTICS HLDGS INC COM
COEPW	COEPTIS THERAPEUTICS HLDGS INC WT EXP 123124
COF	CAPITAL ONE FINL CORP COM
COF-I	CAPITAL ONE FINL CORP DP SHS PFD I
COF-J	CAPITAL ONE FINL CORP 4.8 DP SH PF J
COF-K	CAPITAL ONE FINL CORP 4.625 DEP PFD K
COF-L	CAPITAL ONE FINL CORP 4.375% DEP PFD L
COF-N	CAPITAL ONE FINL CORP 4.25% DEP PFD N
COFS	CHOICEONE FINL SVCS INC COM
COGT	COGENT BIOSCIENCES INC COM
COHN	COHEN & CO INC NEW COM
COHR	COHERENT CORP COM
COHU	COHU INC COM
COIN	COINBASE GLOBAL INC COM CL A
COKE	COCA COLA CONS INC COM
COLB	COLUMBIA BKG SYS INC COM
COLD	AMERICOLD REALTY TRUST INC COM
COLL	COLLEGIUM PHARMACEUTICAL INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COM	DIREXION SHS ETF TR AUSPCE CMD STG
COMB	GRANITESHARES ETF TR BBG COMMD K 1
COMM	COMMSCOPE HLDG CO INC COM
COMP	COMPASS INC CL A
COMS	COMSOVEREIGN HLDG CORP COM NEW
COMSP	COMSOVEREIGN HLDG CORP 9.25% RED PFD A
COMSW	COMSOVEREIGN HLDG CORP WT EXP 121825

COMT	ISHARES U S ETF TR GSCI CMDTY STGY
CONL	GRANITESHARES ETF TR 1.5X LNG COINBSE
CONN	CONNS INC COM
CONX	CONX CORP COM CL A
CONXU	CONX CORP UNIT EXP 103027
CONXW	CONX CORP WT EXP 103027
COO	COOPER COS INC COM NEW
COOK	TRAEGER INC COMMON STOCK
COOL	CORNER GROWTH ACQUISITION CORP CL A SHS
COOLU	CORNER GROWTH ACQUISITION CORP UNIT EXP 010127
COOLW	CORNER GROWTH ACQUISITION CORP WT EX
COOP	MR COOPER GROUP INC COM
COP	CONOCOPHILLIPS COM
COPJ	SPROTT FDS TR JR COPPER MINERS
COPX	GLOBAL X FDS GLOBAL X COPPER
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORP	PIMCO ETF TR INV GRD CRP BD
CORR	CORENERGY INFRASTRUCTURE TR IN COM NEW
CORR-A	CORENERGY INFRASTRUCTURE TR IN DEP SHS REPSTG
CORS	CORSAIR PARTNERING CORP SHS CL A
CORS+	CORSAIR PARTNERING CORP WT EXP 070628
CORS=	CORSAIR PARTNERING CORP UNIT
CORT	CORCEPT THERAPEUTICS INC COM
COSM	COSMOS HEALTH INC COM
COST	COSTCO WHSL CORP NEW COM
COTY	COTY INC COM CL A
COUR	COURSERA INC COM
COW	BARCLAYS BANK PLC ETN LKD 48
COWG	PACER FDS TR US LRG CP CASH
COYA	COYA THERAPEUTICS INC COMMON STOCK
CP	CANADIAN PACIFIC KANSAS CITY COM
CPA	COPA HOLDINGS SA CL A
CPAA	CONYERS PARK III ACQSITN CORP CLASS A COM
CPAAU	CONYERS PARK III ACQSITN CORP UNIT EX 073026

CPAAW	CONYERS PARK III ACQSITN CORP WT EXP 081228
CPAC	CEMENTOS PACASMAYO S A A SPONSORED ADR
CPB	CAMPBELL SOUP CO COM
CPE	CALLON PETE CO DEL COM
CPER	UNITED STS COMMODITY INDEX FD CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPG	CRESCENT PT ENERGY CORP COM
CPHC	CANTERBURY PK HLDG CORP COM
CPHI	CHINA PHARMA HLDGS INC COM
CPI	INDEXIQ ETF TR IQ REAL RTN ETF
CPII	TIDAL ETF TR IONIC INFLATION
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPLP	CAPITAL PRODUCT PARTNERS L P PARTNERSHP UNITS
CPNG	COUPANG INC CL A
CPOP	POP CULTURE GROUP CO LTD CLASS A ORD SHS
CPRI	CAPRI HOLDINGS LIMITED SHS
CPRT	COPART INC COM
CPRX	CATALYST PHARMACEUTICALS INC COM
CPS	COOPER STD HLDGS INC COM
CPSH	CPS TECHNOLOGIES CORP COM
CPSI	COMPUTER PROGRAMS & SYS INC COM
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPT	CAMDEN PPTY TR SH BEN INT
CPTK	CROWN PROPTECH ACQUISITIONS SHS CL A
CPTK=	CROWN PROPTECH ACQUISITIONS UNIT
CPTN	CEPTON INC COM
CPTNW	CEPTON INC WT EXP 060127
CPUH	COMPUTE HEALTH ACQUISITIN CORP COM CL A
CPUH+	COMPUTE HEALTH ACQUISITIN CORP WT EXP 012526
CPUH=	COMPUTE HEALTH ACQUISITIN CORP UNIT
CPZ	CALAMOS LNG SHR EQT DYNAMIC TR COM
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQQQ	INVESCO EXCH TRADED FD TR II CHINA TECHNLGY

CR	CRANE COMPANY COMMON STOCK
CRAI	CRA INTL INC COM
CRAK	VANECK ETF TRUST OIL REFINERS ETF
CRBG	COREBRIDGE FINL INC COM
CRBN	ISHARES TR MSCI LW CRB TG
CRBP	CORBUS PHARMACEUTICALS HLDGS I COM NEW
CRBU	CARIBOU BIOSCIENCES INC COM
CRC	CALIFORNIA RES CORP COM STOCK
CRCT	CRICUT INC COM CL A
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDF	CARDIFF ONCOLOGY INC COM
CRDL	CARDIOL THERAPEUTICS INC COM CL A
CRDO	CREDO TECHNOLOGY GROUP HOLDING ORDINARY SHARES
CREC	CRESCERA CAP ACQUISITION CORP CLASS A ORD SHS
CRECU	CRESCERA CAP ACQUISITION CORP UNIT EX 111826
CRECW	CRESCERA CAP ACQUISITION CORP WT EXP 111826
CRED	COLUMBIA ETF TR I RESEARCH ENHAN
CREG	SMART POWERR CORP COM
CRESW	CRESUD S A C I F Y A WT EXP 030926
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CREX	CREATIVE REALITIES INC COM
CREXW	CREATIVE REALITIES INC WT EXP 111923
CRF	CORNERSTONE TOTAL RETURN FD IN COM
CRGE	CHARGE ENTERPRISES INC COM
CRGO	FREIGHTOS LTD ORD SHS
CRGOW	FREIGHTOS LTD WT EXP
CRGY	CRESCENT ENERGY COMPANY CL A COM
CRH	CRH PLC ADR
CRI	CARTERS INC COM
CRIS	CURIS INC COM NEW
CRIT	EXCHANGE TRADED CONCEPTS TR OPTICA RARE EART
CRK	COMSTOCK RES INC COM
CRKN	CROWN ELECTROKINETICS CORP COM NEW

CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE INC COM
CRMD	CORMEDIX INC COM
CRMT	AMERICAS CAR-MART INC COM
CRNC	CERENCE INC COM
CRNT	CERAGON NETWORKS LTD ORD
CRNX	CRINETICS PHARMACEUTICALS INC COM
CRON	CRONOS GROUP INC COM
CROX	CROCS INC COM
CRPT	FIRST TR EXCHNG TRADED FD VIII SKYBRIDGE CRYPTO
CRS	CARPENTER TECHNOLOGY CORP COM
CRSP	CRISPR THERAPEUTICS AG NAMEN AKT
CRSR	CORSAIR GAMING INC COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTO	CRITEO S A SPONS ADS
CRUS	CIRRUS LOGIC INC COM
CRUZ	ETF SER SOLUTIONS DEFIANCE HTL AIR
CRVL	CORVEL CORP COM
CRVS	CORVUS PHARMACEUTICALS INC COM
CRWD	CROWDSTRIKE HLDGS INC CL A
CRWS	CROWN CRAFTS INC COM
CRYP	ADVISORSHARES TR MANAGED BTC STRA
CS	CREDIT SUISSE GROUP SPONSORED ADR
CSA	VICTORY PORTFOLIOS II VCSHS US SML CAP
CSAN	COSAN S A ADS
CSB	VICTORY PORTFOLIOS II VCSHS US SMCP HG
CSBR	CHAMPIONS ONCOLOGY INC COM NEW
CSCO	CISCO SYS INC COM
CSD	INVESCO EXCHANGE TRADED FD TR S&P SPIN OFF
CSF	VICTORY PORTFOLIOS II VCSHS US DISCVRY
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSHI	SHP ETF TRUST NEOS ENH INM CAS
CSIQ	CANADIAN SOLAR INC COM

CSL	CARLISLE COS INC COM
CSLM	CONSILIUM ACQUISITN CORP I LTD CLASS A ORD SHS
CSLMR	CONSILIUM ACQUISITN CORP I LTD RT
CSLMU	CONSILIUM ACQUISITN CORP I LTD UNIT EX 011227
CSLMW	CONSILIUM ACQUISITN CORP I LTD WT EXP 060127
CSML	INDEXIQ ETF TR IQ CHAIKIN US
CSPI	CSP INC COM
CSQ	CALAMOS STRATEGIC TOTAL RETURN COM SH BEN INT
CSR	CENTERSPACE COM
CSR-C	CENTERSPACE 6.625% CUM PFD C
CSSE	CHICKEN SOUP FOR THE SOUL ENTM CL A
CSSEL	CHICKEN SOUP FOR THE SOUL ENTM WT EXP 102226
CSSEN	CHICKEN SOUP FOR THE SOUL ENTM 9.5% NT 25
CSSEP	CHICKEN SOUP FOR THE SOUL ENTM 9.75% PFD SER A
CSTA	CONSTELLATION ACQUISITN CORP I SHS CL A
CSTA+	CONSTELLATION ACQUISITN CORP I WT EXP 012928
CSTA=	CONSTELLATION ACQUISITN CORP I UNIT EXP 012928
CSTE	CAESARSTONE LTD ORD SHS
CSTL	CASTLE BIOSCIENCES INC COM
CSTM	CONSTELLIUM SE CL A SHS
CSTR	CAPSTAR FINL HLDGS INC COM
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSWI	CSW INDUSTRIALS INC COM
CSX	CSX CORP COM
CTA	SIMPLIFY EXCHANGE TRADED FUNDS MANAGED FUTURES
CTA-A	EIDP INC PFD $3.50
CTA-B	EIDP INC PFD $4.50
CTAS	CINTAS CORP COM
CTBB	QWEST CORP NT
CTBI	COMMUNITY TR BANCORP INC COM
CTDD	QWEST CORP 6.75% NT 57
CTEC	GLOBAL X FDS CLEANTECH ETF
CTEX	PROSHARES TR S&P KENSHO CLEA

CTG	COMPUTER TASK GROUP INC COM
CTGO	CONTANGO ORE INC COM
CTHR	CHARLES & COLVARD LTD COM
CTIB	YUNHONG CTI LTD COM
CTIC	CTI BIOPHARMA CORP COM
CTKB	CYTEK BIOSCIENCES INC COM
CTLP	CANTALOUPE INC COM
CTLT	CATALENT INC COM
CTM	CASTELLUM INC COM NEW
CTMX	CYTOMX THERAPEUTICS INC COM
CTO	CTO RLTY GROWTH INC NEW COM
CTO-A	CTO RLTY GROWTH INC NEW 6.375% SER A PFD
CTOS	CUSTOM TRUCK ONE SOURCE INC COM CL A
CTOS+	CUSTOM TRUCK ONE SOURCE INC WT EXP 010125
CTR	CLEARBRIDGE MLP AND MIDSTRM TR COM
CTRA	COTERRA ENERGY INC COM
CTRE	CARETRUST REIT INC COM
CTRM	CASTOR MARITIME INC SHS NEW
CTRN	CITI TRENDS INC COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTSO	CYTOSORBENTS CORP COM NEW
CTV	INNOVID CORP COMMON STOCK
CTV+	INNOVID CORP WT EXP 113026
CTVA	CORTEVA INC COM
CTXR	CITIUS PHARMACEUTICALS INC COM NEW
CUBA	HERZFELD CARIBBEAN BASIN FD IN COM
CUBB	CUSTOMERS BANCORP INC 5.375% NT 34
CUBE	CUBESMART COM
CUBI	CUSTOMERS BANCORP INC COM
CUBI-E	CUSTOMERS BANCORP INC PFD CUM SER E
CUBI-F	CUSTOMERS BANCORP INC PFD NONCUM SER F
CUBS	EXCHANGE LISTED FDS TR ASIAN GROWTH CUB
CUE	CUE BIOPHARMA INC COM

CUEN	CUENTAS INC COM
CUENW	CUENTAS INC WT EXP 020426
CUK	CARNIVAL PLC ADR
CULL	CULLMAN BANCORP INC COM
CULP	CULP INC COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CURI	CURIOSITYSTREAM INC COM CL A
CURIW	CURIOSITYSTREAM INC WT EXP 10142025
CURO	CURO GROUP HOLDINGS CORP COM
CURV	TORRID HLDGS INC COM
CUT	INVESCO EXCH TRADED FD TR II MSCI GBL TIMBR
CUTR	CUTERA INC COM
CUZ	COUSINS PPTYS INC COM NEW
CVAC	CUREVAC N V COM
CVBF	CVB FINL CORP COM
CVCO	CAVCO INDS INC DEL COM
CVCY	CENTRAL VY CMNTY BANCORP COM
CVE	CENOVUS ENERGY INC COM
CVE+	CENOVUS ENERGY INC WT EXP 010126
CVEO	CIVEO CORP CDA COM NEW
CVGI	COMMERCIAL VEH GROUP INC COM
CVGW	CALAVO GROWERS INC COM
CVI	CVR ENERGY INC COM
CVIE	MORGAN STANLEY ETF TRUST CALVERT INTERNAT
CVII	CHURCHILL CAPITAL CORP VII COM CL A
CVII+	CHURCHILL CAPITAL CORP VII WT EXP 022928
CVII=	CHURCHILL CAPITAL CORP VII UNIT
CVKD	CADRENAL THERAPEUTICS INC COM
CVLC	MORGAN STANLEY ETF TRUST CALVERT US LARCP
CVLG	COVENANT LOGISTICS GROUP INC CL A
CVLT	COMMVAULT SYS INC COM
CVLY	CODORUS VY BANCORP INC COM
CVM	CEL-SCI CORP COM PAR NEW
CVMC	MORGAN STANLEY ETF TRUST CALVERT US MDCP

CVNA	CARVANA CO CL A
CVR	CHICAGO RIVET & MACH CO COM
CVRX	CVRX INC COM
CVS	CVS HEALTH CORP COM
CVSB	MORGAN STANLEY ETF TRUST CALVERT ULT SHR
CVSE	MORGAN STANLEY ETF TRUST CALVERT US SEL
CVT	CVENT HOLDING CORP COMMON STOCK
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIP CORP COM
CVX	CHEVRON CORP NEW COM
CVY	INVESCO EXCHANGE TRADED FD TR ZACKS MULT AST
CW	CURTISS WRIGHT CORP COM
CWAN	CLEARWATER ANALYTICS HLDGS INC CL A
CWB	SPDR SER TR BBG CONV SEC ETF
CWBC	COMMUNITY WEST BANCSHARES COM
CWBR	COHBAR INC COM NEW
CWCO	CONSOLIDATED WATER CO INC ORD
CWD	CALIBERCOS INC COM CL A
CWEB	DIREXION SHS ETF TR DAILY CSI 2X SH
CWEN	CLEARWAY ENERGY INC CL C
CWEN.A	CLEARWAY ENERGY INC CL A
CWH	CAMPING WORLD HLDGS INC CL A
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWK	CUSHMAN WAKEFIELD PLC SHS
CWS	ADVISORSHARES TR ADVISORSHS ETF
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CX	CEMEX SAB DE CV SPON ADR NEW
CXAC	C5 ACQUISITION CORPORATION CL A COM
CXAC+	C5 ACQUISITION CORPORATION WT EXP 123128
CXAC=	C5 ACQUISITION CORPORATION UNIT
CXAI	CXAPP INC COM CL A
CXAIW	CXAPP INC WT EXP 031428
CXDO	CREXENDO INC COM

CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXM	SPRINKLR INC CL A
CXSE	WISDOMTREE TR CHINADIV EX FI
CXT	CRANE NXT CO COM
CXW	CORECIVIC INC COM
CYA	SIMPLIFY EXCHANGE TRADED FUNDS TAIL RISK STRAT
CYAN	CYANOTECH CORP COM PAR $0.02
CYB	WISDOMTREE TR CHINESE YUAN FD
CYBN	CYBIN INC COM
CYBR	CYBERARK SOFTWARE LTD SHS
CYCC	CYCLACEL PHARMACEUTICALS INC COM
CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYCN	CYCLERION THERAPEUTICS INC COM
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYN	CYNGN INC COM
CYRX	CRYOPORT INC COM PAR $0.001
CYT	CYTEIR THERAPEUTICS INC COM
CYTH	CYCLO THERAPEUTICS INC COM NEW
CYTHW	CYCLO THERAPEUTICS INC WT EXP 111425
CYTK	CYTOKINETICS INC COM NEW
CYTO	ALTAMIRA THERAPEUTICS LTD SHS NEW
CYXT	CYXTERA TECHNOLOGIES INC COM CL A
CZA	INVESCO EXCHANGE TRADED FD TR ZACKS MID CAP
CZFS	CITIZENS FINANCIAL SERVS INC COM
CZNC	CITIZENS & NORTHN CORP COM
CZOO	CAZOO GROUP LTD CL A
CZR	CAESARS ENTERTAINMENT INC NEW COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
D	DOMINION ENERGY INC COM
DAC	DANAOS CORPORATION SHS
DADA	DADA NEXUS LTD ADS
DAIO	DATA I O CORP COM

DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DALI	FIRST TR EXCHANGE-TRADED FD VI DORSEYWRGT ETF
DALN	DALLASNEWS CORPORATION COM SER A
DALS	DA32 LIFE SCNCE TEC ACQSTN CRP CLASS A COM
DAN	DANA INC COM
DAO	YOUDAO INC SPONSORED ADS
DAPP	VANECK ETF TRUST DIGI TRANSFRM
DAR	DARLING INGREDIENTS INC COM
DARE	DARE BIOSCIENCE INC COM
DASH	DOORDASH INC CL A
DAT	PROSHARES TR BIG DATA REFINER
DATS	DATCHAT INC COM
DATSW	DATCHAT INC WT A EXP 081326
DAVA	ENDAVA PLC ADS
DAVE	DAVE INC CLASS A COM NEW
DAVEW	DAVE INC WT EXP 010527
DAWN	DAY ONE BIOPHARMACEUTICALS INC COM
DAX	GLOBAL X FDS DAX GERMANY ETF
DB	DEUTSCHE BANK A G NAMEN AKT
DBA	INVESCO DB MULTI-SECTOR COMMOD AGRICULTURE FD
DBAW	DBX ETF TR XTRACK MSCI ALL
DBB	INVESCO DB MULTI-SECTOR COMMOD BASE METALS FD
DBC	INVESCO DB COMMDY INDX TRCK FD UNIT
DBE	INVESCO DB MULTI-SECTOR COMMOD ENERGY FD
DBEF	DBX ETF TR XTRACK MSCI EAFE
DBEH	LITMAN GREGORY FDS TR IMGP DBI HEDGE S
DBEM	DBX ETF TR XTRACK MSCI EMRG
DBEU	DBX ETF TR XTRACK MSCI EURP
DBEZ	DBX ETF TR XTRACK MSCI EURO
DBGI	DIGITAL BRANDS GROUP INC COM NEW
DBGIW	DIGITAL BRANDS GROUP INC WT A EXP 051826
DBGR	DBX ETF TR XTRACK MSCI GRMY
DBI	DESIGNER BRANDS INC CL A

DBJP	DBX ETF TR XTRACK MSCI JAPN
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBMF	LITMAN GREGORY FDS TR IMGP DBI MANAGED
DBND	DOUBLELINE ETF TRUST OPPORTUNISTIC BD
DBO	INVESCO DB MULTI-SECTOR COMMOD OIL FD
DBP	INVESCO DB MULTI-SECTOR COMMOD PRECIOUS METAL
DBRG	DIGITALBRIDGE GROUP INC CL A NEW
DBRG-H	DIGITALBRIDGE GROUP INC 7.125% PFD SER H
DBRG-I	DIGITALBRIDGE GROUP INC 7.15% CUM PFD I
DBRG-J	DIGITALBRIDGE GROUP INC 7.125% CUM PFD J
DBTX	DECIBEL THERAPEUTICS INC COM
DBVT	DBV TECHNOLOGIES S A SPONSORED ADR
DBX	DROPBOX INC CL A
DC	DAKOTA GOLD CORP COM
DC+	DAKOTA GOLD CORP WT EXP 031526
DCBO	DOCEBO INC COM
DCF	BNY MELLON ALCENTRA GLOBAL CR COM
DCFC	TRITIUM DCFC LIMITED ORDINARY SHARES
DCFCW	TRITIUM DCFC LIMITED WT EXP 011327
DCGO	DOCGO INC COM
DCI	DONALDSON INC COM
DCMB	DOUBLELINE ETF TRUST COMMERCIAL REAL
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES INC COM
DCOMP	DIME CMNTY BANCSHARES INC 5.5% NCUM PFD A
DCP	DCP MIDSTREAM LP COM UT LTD PTN
DCP-B	DCP MIDSTREAM LP 7.875 CUM RED B
DCP-C	DCP MIDSTREAM LP 7.95 SR C PFD UT
DCPH	DECIPHERA PHARMACEUTICALS INC COM
DCTH	DELCATH SYS INC COM NEW
DD	DUPONT DE NEMOURS INC COM
DDD	3-D SYS CORP DEL COM NEW
DDI	DOUBLEDOWN INTERACTIVE CO LTD ADS
DDIV	FIRST TR EXCHANGE-TRADED FD VI DORSEYWRIGHT MOM

DDL	DINGDONG CAYMAN LTD ADS
DDM	PROSHARES TR PSHS ULTRA DOW30
DDOG	DATADOG INC CL A COM
DDS	DILLARDS INC CL A
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DE	DEERE & CO COM
DEA	EASTERLY GOVT PPTYS INC COM
DECA	DENALI CAPITAL ACQUISITN CORP CLASS A ORD
DECAU	DENALI CAPITAL ACQUISITN CORP UNIT EX 032827
DECAW	DENALI CAPITAL ACQUISITN CORP WT EXP 032827
DECK	DECKERS OUTDOOR CORP COM
DECT	AIM ETF PRODUCTS TRUST US LRGCP B10 DEC
DECW	AIM ETF PRODUCTS TRUST US LRGCP B20 DEC
DEED	FIRST TR EXCHNG TRADED FD VIII TCW SECURITIZED
DEEF	DBX ETF TR XTRACKERS FTSE
DEEP	ETF SER SOLUTIONS ROUNDHILL ACQUI
DEF	INVESCO EXCH TRD SLF IDX FD TR DEFENSIVE EQTY
DEFI	TEUCRIUM COMMODITY TR HASHDEX BITCOIN
DEHP	DIMENSIONAL ETF TRUST EMERGING MKTS HI
DEI	DOUGLAS EMMETT INC COM
DEIF	NORTHERN LTS FD TR IV STERLING CAP DIV
DELL	DELL TECHNOLOGIES INC CL C
DEM	WISDOMTREE TR EMER MKT HIGH FD
DEMZ	ADVISORS INNER CIRCLE FD III DEMCRATIC LG ETF
DEN	DENBURY INC COM
DENN	DENNYS CORP COM
DEO	DIAGEO PLC SPON ADR NEW
DERM	JOURNEY MED CORP COM
DES	WISDOMTREE TR US SMALLCAP DIVD
DESP	DESPEGAR COM CORP ORD SHS
DEUS	DBX ETF TR XTRACKERS RUSSEL
DEW	WISDOMTREE TR GLB HIGH DIV FD
DFAC	DIMENSIONAL ETF TRUST US CORE EQUITY 2
DFAE	DIMENSIONAL ETF TRUST EMGR CRE EQT MNG

DFAI	DIMENSIONAL ETF TRUST INTL CORE EQT MK
DFAR	DIMENSIONAL ETF TRUST US REAL ESTATE E
DFAS	DIMENSIONAL ETF TRUST US SMALL CAP ETF
DFAT	DIMENSIONAL ETF TRUST US TARGETED VLU
DFAU	DIMENSIONAL ETF TRUST US CORE EQT MKT
DFAX	DIMENSIONAL ETF TRUST WORLD EX US CORE
DFCF	DIMENSIONAL ETF TRUST CORE FIXED INCOM
DFE	WISDOMTREE TR EUROPE SMCP DV
DFEM	DIMENSIONAL ETF TRUST EMERGING MKTS CO
DFEN	DIREXION SHS ETF TR DLY AEROSPC 3X
DFEV	DIMENSIONAL ETF TRUST EMERGING MKTS VA
DFFN	DIFFUSION PHARMACEUTICALS INC COM NEW
DFGR	DIMENSIONAL ETF TRUST GLOBAL REAL EST
DFH	DREAM FINDERS HOMES INC COM CL A
DFIN	DONNELLEY FINL SOLUTIONS INC COM
DFIP	DIMENSIONAL ETF TRUST INFLATION PROTE
DFIV	DIMENSIONAL ETF TRUST INTERNATNAL VAL
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFLI	DRAGONFLY ENERGY HOLDINGS CORP COM
DFLIW	DRAGONFLY ENERGY HOLDINGS CORP WT EXP 100727
DFLV	DIMENSIONAL ETF TRUST US LARGE CAP VAL
DFNM	DIMENSIONAL ETF TRUST NATL MUN BD ETF
DFP	FLAHERTY & CRUMRINE DYNAMIC PF SHS
DFS	DISCOVER FINL SVCS COM
DFSB	DIMENSIONAL ETF TRUST GLOBAL SUSTAINA
DFSD	DIMENSIONAL ETF TRUST SHORT DURATION F
DFSE	DIMENSIONAL ETF TRUST EMERGING MARKETS
DFSI	DIMENSIONAL ETF TRUST INTERNATIONAL
DFSU	DIMENSIONAL ETF TRUST US SUSTAINABILTY
DFSV	DIMENSIONAL ETF TRUST US SMALL CAP VAL
DFUS	DIMENSIONAL ETF TRUST US EQUITY ETF
DFUV	DIMENSIONAL ETF TRUST US MKTWIDE VALUE
DG	DOLLAR GEN CORP NEW COM
DGHI	DIGIHOST TECHNOLOGY INC COM NEW

DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGIN	VANECK ETF TRUST DIGITAL INDIA ET
DGLY	DIGITAL ALLY INC COM NEW
DGP	DEUTSCHE BK AG LONDON BRH DB GOLD DBL LNG
DGRE	WISDOMTREE TR EM MKTS QTLY DIV
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP QTY DIV
DGRW	WISDOMTREE TR US QTLY DIV GRT
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGT	SPDR SER TR GLB DOW ETF
DGX	QUEST DIAGNOSTICS INC COM
DGZ	DEUTSCHE BK AG LONDON BRH DB GOLD SHORT
DH	DEFINITIVE HEALTHCARE CORP CLASS A COM
DHAC	DIGITAL HEALTH ACQUISITION COR COMMON STOCK
DHACU	DIGITAL HEALTH ACQUISITION COR UNIT EX 110226
DHACW	DIGITAL HEALTH ACQUISITION COR WT EXP 110226
DHC	DIVERSIFIED HEALTHCARE TR COM SH BEN INT
DHCA	DHC ACQUISITION CORP CLASS A ORD SHS
DHCAU	DHC ACQUISITION CORP UNIT EX 022526
DHCAW	DHC ACQUISITION CORP WT EXP 022526
DHCNI	DIVERSIFIED HEALTHCARE TR NT 42
DHCNL	DIVERSIFIED HEALTHCARE TR 6.25% SR NT 46
DHF	BNY MELLON HIGH YIELD STRATEGI SH BEN INT
DHI	D R HORTON INC COM
DHIL	DIAMOND HILL INVT GROUP INC COM NEW
DHR	DANAHER CORPORATION COM
DHS	WISDOMTREE TR US HIGH DIVIDEND
DHT	DHT HOLDINGS INC SHS NEW
DHX	DHI GROUP INC COM
DHY	CREDIT SUISSE HIGH YIELD BD FD SH BEN INT
DIA	SPDR DOW JONES INDL AVERAGE ET UT SER 1
DIAL	COLUMBIA ETF TR I DIVERSIFID FXD

DIAX	NUVEEN DOW 30 DYNMC OVERWRT FD SHS
DIBS	1STDIBS COM INC COM
DICE	DICE THERAPEUTICS INC COM
DIEM	FRANKLIN TEMPLETON ETF TR EMER MKT COR DIV
DIG	PROSHARES TR ULTRA ENERGY
DIM	WISDOMTREE TR INTL MIDCAP DV
DIN	DINE BRANDS GLOBAL INC COM
DINO	HF SINCLAIR CORP COM
DIOD	DIODES INC COM
DIP	ETF SER SOLUTIONS BTD CAPITAL FUND
DIS	DISNEY WALT CO COM
DISA	DISRUPTIVE ACQUISITION CORP I CLASS A ORD SHS
DISAU	DISRUPTIVE ACQUISITION CORP I UNIT EX 030626
DISAW	DISRUPTIVE ACQUISITION CORP I WT EXP 030626
DISH	DISH NETWORK CORPORATION CL A
DIST	DISTOKEN ACQUISITION CORP ORDINARY SHARES
DISTR	DISTOKEN ACQUISITION CORP RT
DISTW	DISTOKEN ACQUISITION CORP WT EXP 113027
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVD	EA SERIES TRUST ALTRIUS GBL DIV
DIVI	FRANKLIN TEMPLETON ETF TR INTL COR DIV TIL
DIVO	AMPLIFY ETF TR CWP ENHANCED DIV
DIVS	GUINNESS ATKINSON FDS SMARTETFS DIVID
DIVY	TIDAL ETF TR SOUND EQUITY INM
DIVZ	LISTED FD TR TRUESHARES LW VO
DJCB	UBS AG LONDON BRANCH ETRACS BBG CMD
DJCO	DAILY JOURNAL CORP COM
DJD	INVESCO EXCHANGE TRADED FD TR DJ INDL AVG DV
DJIA	GLOBAL X FDS DOW 30 COVERED C
DJP	BARCLAYS BANK PLC DJUBS CMDT ETN36
DK	DELEK US HLDGS INC NEW COM
DKDCA	DATA KNIGHTS ACQUISITION CORP CLASS A COM
DKDCU	DATA KNIGHTS ACQUISITION CORP UNIT EX 050626

DKDCW	DATA KNIGHTS ACQUISITION CORP WT EXP 111127
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKNG	DRAFTKINGS INC NEW COM CL A
DKS	DICKS SPORTING GOODS INC COM
DLA	DELTA APPAREL INC COM
DLB	DOLBY LABORATORIES INC COM CL A
DLHC	DLH HLDGS CORP COM
DLN	WISDOMTREE TR US LARGECAP DIVD
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLNG-A	DYNAGAS LNG PARTNERS LP CUM PFD SER A
DLNG-B	DYNAGAS LNG PARTNERS LP 8.75 SR B PFD UT
DLO	DLOCAL LTD CLASS A COM
DLPN	DOLPHIN ENTMT INC COM NEW
DLR	DIGITAL RLTY TR INC COM
DLR-J	DIGITAL RLTY TR INC 5.250% PFD SER J
DLR-K	DIGITAL RLTY TR INC 5.850 PFD SR K
DLR-L	DIGITAL RLTY TR INC 5.2% CUM PF SR L
DLS	WISDOMTREE TR INTL SMCAP DIV
DLTH	DULUTH HLDGS INC COM CL B
DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DLY	DOUBLELINE YIELD OPPORTUNITIES COM
DM	DESKTOP METAL INC COM CL A
DMA	DESTRA MULTI-ALTERNATIVE FD COMMON SHARES
DMAC	DIAMEDICA THERAPEUTICS INC COM NEW
DMAQ	DEEP MEDICINE ACQUISITION CORP CLASS A COM
DMAQR	DEEP MEDICINE ACQUISITION CORP RT
DMAT	GLOBAL X FDS DISRUPTIVE MATLS
DMB	BNY MELLON MUN BD INFRASTRUCTU COM SHS
DMBS	DOUBLELINE ETF TRUST MORTGAGE ETF
DMCY	ADVISORS INNER CIRCLE FD III DEMOCRACY INTERN
DMDV	ETF SER SOLUTIONS AAM S&P DEV MK
DMF	BNY MELLON MUN INCOME INC COM
DMLP	DORCHESTER MINERALS LP COM UNIT

DMO	WESTERN ASSET MTG DEFINED OPPO COM
DMRC	DIGIMARC CORP NEW COM
DMS	DIGITAL MEDIA SOLUTIONS INC COM CL A
DMS+	DIGITAL MEDIA SOLUTIONS INC WT EXP 071525
DMTK	DERMTECH INC COM
DMXF	ISHARES TR ESG EAFE ETF
DMYY	DMY SQUARED TECHNOLOGY GROUP CL A COM
DMYY+	DMY SQUARED TECHNOLOGY GROUP WT EXP
DMYY=	DMY SQUARED TECHNOLOGY GROUP UNIT
DNA	GINKGO BIOWORKS HOLDINGS INC CL A SHS
DNA+	GINKGO BIOWORKS HOLDINGS INC WT EXP 091626
DNAB	SOCIAL CAP SUVRETTA HLDS CRPII CLASS A ORD SHS
DNAD	SOCIAL CAP SUVRETTA HLDS CP IV CLASS A ORD SHS
DNB	DUN & BRADSTREET HLDGS INC COM
DNL	WISDOMTREE TR GLB US QTLY DIV
DNLI	DENALI THERAPEUTICS INC COM
DNMR	DANIMER SCIENTIFIC INC COM CL A
DNN	DENISON MINES CORP COM
DNOW	NOW INC COM
DNP	DNP SELECT INCOME FD INC COM
DNUT	KRISPY KREME INC COM
DO	DIAMOND OFFSHORE DRILLING INC COM
DOC	PHYSICIANS RLTY TR COM
DOCN	DIGITALOCEAN HLDGS INC COM
DOCS	DOXIMITY INC CL A
DOCU	DOCUSIGN INC COM
DOG	PROSHARES TR PSHS SHORT DOW30
DOGZ	DOGNESS INTERNATIONAL CORP COM CL A
DOL	WISDOMTREE TR INTL LRGCAP DV
DOLE	DOLE PLC ORD SHS
DOMA	DOMA HOLDINGS INC COMMON STOCK
DOMA+	DOMA HOLDINGS INC WT EXP 072826
DOMH	DOMINARI HOLDINGS INC COM NEW
DOMO	DOMO INC COM CL B

DON	WISDOMTREE TR US MIDCAP DIVID
DOOO	BRP INC COM SUN VTG
DOOR	MASONITE INTL CORP COM
DORM	DORMAN PRODS INC COM
DOUG	DOUGLAS ELLIMAN INC COM
DOV	DOVER CORP COM
DOW	DOW INC COM
DOX	AMDOCS LTD SHS
DOYU	DOUYU INTL HLDGS LTD SPONSORED ADS
DPCS	DP CAP ACQUISITION CORP I CLASS A ORD
DPCSU	DP CAP ACQUISITION CORP I UNIT EX 110826
DPCSW	DP CAP ACQUISITION CORP I WT EXP 110826
DPG	DUFF & PHELPS UTLITY AND INFST COM
DPRO	DRAGANFLY INC. COM NEW
DPSI	DECISIONPOINT SYS INC NEW COM
DPST	DIREXION SHS ETF TR DAILY REGIONAL
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADS NEW
DRCT	DIRECT DIGITAL HOLDINGS INC CLASS A COM
DRCTW	DIRECT DIGITAL HOLDINGS INC WT EXP 021527
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRH	DIAMONDROCK HOSPITALITY CO COM
DRH-A	DIAMONDROCK HOSPITALITY CO 8.25 SR A PFD SH
DRI	DARDEN RESTAURANTS INC COM
DRIO	DARIOHEALTH CORP COM NEW
DRIP	DIREXION SHS ETF TR DLY S&P OIL GAS
DRIV	GLOBAL X FDS AUTONMOUS EV ETF
DRLL	EA SERIES TRUST STRIVE US ENERGY
DRMA	DERMATA THERAPEUTICS INC COM NEW
DRMAW	DERMATA THERAPEUTICS INC WT EXP 081326
DRN	DIREXION SHS ETF TR DAILY REAL EST B
DRQ	DRIL-QUIP INC COM
DRRX	DURECT CORP COM NEW
DRS	LEONARDO DRS INC COM

DRTS	ALPHA TAU MEDICAL LTD ORDINARY SHARES
DRTSW	ALPHA TAU MEDICAL LTD WT EXP 030727
DRTT	DIRTT ENVIRONMENTAL SOLUTIONS COM
DRUG	BRIGHT MINDS BIOSCIENCES INC COM
DRV	DIREXION SHS ETF TR DAILY REAL ESTAT
DRVN	DRIVEN BRANDS HLDGS INC COM
DSAQ	DIRECT SELLING ACQUISITIN CORP CL A COM
DSAQ=	DIRECT SELLING ACQUISITIN CORP UNIT
DSEY	DIVERSEY HLDGS LTD ORD SHS
DSGN	DESIGN THERAPEUTICS INC COM
DSGR	DISTRIBUTION SOLUTIONS GRP INC COM
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES TR MSCI KLD400 SOC
DSKE	DASEKE INC COM
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSM	BNY MELLON STRATEGIC MUN BD FD COM
DSMC	ETF SER SOLUTIONS DISTILLATE SMLMD
DSP	VIANT TECHNOLOGY INC COM CL A
DSS	DSS INC COM
DSTL	ETF SER SOLUTIONS DISTILLATE US
DSTX	ETF SER SOLUTIONS DISTILLATE INTNL
DSU	BLACKROCK DEBT STRATEGIES FD I COM NEW
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSX-B	DIANA SHIPPING INC PERP PFD SER B
DT	DYNATRACE INC COM NEW
DTB	DTE ENERGY CO CAL DEB 80
DTC	SOLO BRANDS INC COM CL A
DTD	WISDOMTREE TR US TOTAL DIVIDND
DTE	DTE ENERGY CO COM
DTEC	ALPS ETF TR DISRUPTIVE TECH
DTF	DTF TAX-FREE INCOME 2028 TERM COM
DTG	DTE ENERGY CO CAL DEB 81
DTH	WISDOMTREE TR ITL HIGH DIV FD

DTIL	PRECISION BIOSCIENCES INC COM
DTM	DT MIDSTREAM INC COMMON STOCK
DTOC	DIGITAL TRANSFORMATN OPT CORP CLASS A COM
DTOCU	DIGITAL TRANSFORMATN OPT CORP UNIT EX 033128
DTOCW	DIGITAL TRANSFORMATN OPT CORP WT EXP 033128
DTRE	FIRST TR FTSE EPRA / NAREIT DE ALERIAN DISRUPT
DTSS	DATASEA INC COM NEW
DTST	DATA STORAGE CORP COM NEW
DTSTW	DATA STORAGE CORP WT EXP 051326
DTW	DTE ENERGY CO JR SUB DB 2017 E
DUET	DUET ACQUISITION CORP CLASS A COM
DUETU	DUET ACQUISITION CORP UNIT EX 011827
DUETW	DUET ACQUISITION CORP WT EXP 071928
DUG	PROSHARES TR ULTRASHORT ENRGY
DUHP	DIMENSIONAL ETF TRUST US HIGH PROFITAB
DUK	DUKE ENERGY CORP NEW COM NEW
DUK-A	DUKE ENERGY CORP NEW DP REP PFD A
DUKB	DUKE ENERGY CORP NEW 5.625% JR SB DB
DULL	BANK MONTREAL MEDIUM CAL LKD 43
DUNE	DUNE ACQUISITION CORP COM CL A
DUNEU	DUNE ACQUISITION CORP UNIT EXP 102927
DUNEW	DUNE ACQUISITION CORP WT EXP 102927
DUO	FANGDD NETWORK GROUP LTD SPONSORED ADS
DUOL	DUOLINGO INC CL A COM
DUOT	DUOS TECHNOLOGIES GROUP INC COM
DUSL	DIREXION SHS ETF TR DLY INDL BU 3X
DUST	DIREXION SHS ETF TR DAILY GOLD MINER
DV	DOUBLEVERIFY HLDGS INC COM
DVA	DAVITA INC COM
DVAL	FRANKLIN TEMPLETON ETF TR BRANDYWINEGLOBAL
DVAX	DYNAVAX TECHNOLOGIES CORP COM NEW
DVLU	FIRST TR EXCHANGE-TRADED FD VI DORSY WRGH VLU
DVN	DEVON ENERGY CORP NEW COM
DVND	TOUCHSTONE ETF TRUST DIVIDEND SELECT

DVOL	FIRST TR EXCHANGE-TRADED FD VI DORSY WR MOMNT
DVY	ISHARES TR SELECT DIVID ETF
DVYA	ISHARES INC ASIA/PAC DIV ETF
DVYE	ISHARES INC EM MKTS DIV ETF
DWAC	DIGITAL WORLD ACQUISITION CORP CLASS A COM
DWACU	DIGITAL WORLD ACQUISITION CORP UNIT EX 063028
DWACW	DIGITAL WORLD ACQUISITION CORP WT EXP 063028
DWAS	INVESCO EXCH TRADED FD TR II DWA SMLCP MENT
DWAW	ADVISORSHARES TR DORSY FSM ALCP
DWM	WISDOMTREE TR INTL EQUITY FD
DWMC	ADVISORSHARES TR DORSY MICR ETF
DWMF	WISDOMTREE TR INTK MLTIFACTR
DWSH	ADVISORSHARES TR DORSY SHRT ETF
DWSN	DAWSON GEOPHYSICAL CO NEW COM
DWUS	ADVISORSHARES TR DORSY FSM US
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM
DX-C	DYNEX CAP INC 6.9% SER C PFD
DXC	DXC TECHNOLOGY CO COM
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXF	DUNXIN FINL HLDGS LTD SPONSORED ADS
DXGE	WISDOMTREE TR GERMANY HEDEQ FD
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXJS	WISDOMTREE TR JPN SCAP HDG EQT
DXLG	DESTINATION XL GROUP INC COM
DXPE	DXP ENTERPRISES INC COM NEW
DXR	DAXOR CORP COM
DXYN	DIXIE GROUP INC CL A
DY	DYCOM INDS INC COM
DYAI	DYADIC INTL INC DEL COM
DYLD	TWO RDS SHARED TR LEADERSHARES DY
DYN	DYNE THERAPEUTICS INC COM
DYNF	BLACKROCK ETF TRUST US EQT FACTOR

DYNT	DYNATRONICS CORP COM
DYTA	RBB FD INC SGI DIVERSI TAC
DZSI	DZS INC COM
DZZ	DEUTSCHE BK AG LONDON BRH GOLD DOUBLE SHOR
E	ENI S P A SPONSORED ADR
EA	ELECTRONIC ARTS INC COM
EAC	EDIFY ACQUISITION CORP CL A
EACPU	EDIFY ACQUISITION CORP UNIT EX 112525
EACPW	EDIFY ACQUISITION CORP WT EXP 112525
EAD	ALLSPRING INCOME OPPORTUNIT INC OPPTY FD
EAF	GRAFTECH INTL LTD COM
EAFD	SIMPLIFY EXCHANGE TRADED FUNDS CONVEXITY ETF
EAGG	ISHARES TR ESG AWR US AGRGT
EAI	ENTERGY ARK INC 1M BD 4.875%66
EAPR	INNOVATOR ETFS TR EMRGNG MKT APRIL
EAR	EARGO INC COM NEW
EARN	ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT
EASG	DBX ETF TR XTRACKERS MSCI
EAST	EASTSIDE DISTILLING INC COM NEW
EAT	BRINKER INTL INC COM
EATV	ADVISORS SER TR VEGTECH PLANT B
EATZ	ADVISORSHARES TR RESTAURANT ETF
EB	EVENTBRITE INC COM CL A
EBAY	EBAY INC. COM
EBC	EASTERN BANKSHARES INC COM
EBET	EBET INC COM
EBF	ENNIS INC COM
EBIX	EBIX INC COM NEW
EBIZ	GLOBAL X FDS E COMMERCE ETF
EBLU	MANAGED PORTFOLIO SERIES ECOFIN GBL WATER
EBMT	EAGLE BANCORP MONT INC COM
EBND	SPDR SER TR BLOOMBERG EMERGI
EBON	EBANG INTL HLDGS INC CL A ORD SH NEW
EBR	CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR

EBR.B	CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B
EBS	EMERGENT BIOSOLUTIONS INC COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EC	ECOPETROL S A SPONSORED ADS
ECAT	BLACKROCK ESG CAP ALLC TERM SHS BEN INT
ECBK	ECB BANCORP INC COM
ECC	EAGLE POINT CREDIT COMPANY INC COM
ECC-D	EAGLE POINT CREDIT COMPANY INC 6.75% PFD SR D
ECCC	EAGLE POINT CREDIT COMPANY INC 6.50 % SR C TERM
ECCV	EAGLE POINT CREDIT COMPANY INC NT CAL 29
ECCW	EAGLE POINT CREDIT COMPANY INC 6.75% CAL NT 31
ECCX	EAGLE POINT CREDIT COMPANY INC 6.6875% NT 28
ECF	ELLSWORTH GROWTH & INCOME FD L COM
ECF-A	ELLSWORTH GROWTH & INCOME FD L 5.25% PFD SER A
ECL	ECOLAB INC COM
ECLN	FIRST TR EXCHANGE-TRADED FD IV EIP CARBON IMP
ECML	EA SERIES TRUST EUCLIDEAN FUNDAM
ECNS	ISHARES TR CHINA SM-CAP ETF
ECON	COLUMBIA ETF TR II EMRG MARKETS ETF
ECOR	ELECTROCORE INC COM NEW
ECOW	PACER FDS TR EMRG MKT CASH
ECOZ	LISTED FD TR TRUESHS ESG ACTV
ECPG	ENCORE CAP GROUP INC COM
ECVT	ECOVYST INC COM
ECX	ECARX HOLDINGS INC CLASS A ORD
ECXWW	ECARX HOLDINGS INC WT EXP 122027
ED	CONSOLIDATED EDISON INC COM
EDAP	EDAP TMS S A SPONSORED ADR
EDBL	EDIBLE GARDEN AG INC COM NEW
EDBLW	EDIBLE GARDEN AG INC WT EXP 041827
EDC	DIREXION SHS ETF TR DLY EMG MK BL 3X
EDD	MORGAN STANLEY EMERGING MKTS COM
EDF	VIRTUS STONE HBR EMRG MKTS INC COM
EDI	VIRTUS STONE HBR EMG MKTS TOTL COM

EDIT	EDITAS MEDICINE INC COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV
EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOC	GLOBAL X FDS TELMDC&DIG ETF
EDOG	ALPS ETF TR EM SECT DIV DG
EDOW	FIRST TR EXCHANGE TRADED FD DOW 30 EQL WGT
EDR	ENDEAVOR GROUP HLDGS INC CL A COM
EDRY	EURODRY LTD COM
EDSA	EDESA BIOTECH INC COM
EDTK	SKILLFUL CRAFTSMAN ED TECH LTD ORD SHS
EDTX	EDTECHX HOLDINGS ACQU CORP II COM CL A
EDTXU	EDTECHX HOLDINGS ACQU CORP II UNIT EXP 083127
EDTXW	EDTECHX HOLDINGS ACQU CORP II WT EXP 061527
EDU	NEW ORIENTAL ED & TECHNOLOGY G SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDUT	GLOBAL X FDS EDUCATION ETF
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHS ETF TR DAILY MSCI EMERG
EE	EXCELERATE ENERGY INC CL A COM
EEA	EUROPEAN EQUITY FD INC COM
EEFT	EURONET WORLDWIDE INC COM
EEIQ	EPICQUEST EDUCATN GRP INTL LTD COM
EELV	INVESCO EXCH TRADED FD TR II S&P EMRNG MKTS
EEM	ISHARES TR MSCI EMG MKT ETF
EEMA	ISHARES INC MSCI EM ASIA ETF
EEMD	ETF SER SOLUTIONS AAM S&P EMRG
EEMO	INVESCO EXCH TRADED FD TR II S&P EMRNG MMTM
EEMS	ISHARES INC EM MKT SM-CP ETF
EEMX	SPDR INDEX SHS FDS MSCI EMR MKT ETF
EES	WISDOMTREE TR US SMALLCAP FUND
EET	PROSHARES TR MSCI EMRG ETF
EEV	PROSHARES TR SHT MSCI NEW
EEX	EMERALD HOLDING INC COM
EFA	ISHARES TR MSCI EAFE ETF

EFAS	GLOBAL X FDS MSCI SUPDIV EA
EFAX	SPDR INDEX SHS FDS MSCI EAFE FS ETF
EFC	ELLINGTON FINANCIAL INC COM
EFC-A	ELLINGTON FINANCIAL INC 6.75% SER A PFD
EFC-B	ELLINGTON FINANCIAL INC 6.25% B CUM PFD
EFC-C	ELLINGTON FINANCIAL INC 8.625% RT PFD C
EFHT	EF HUTTON ACQUISITION CORP I COM
EFHTR	EF HUTTON ACQUISITION CORP I RT
EFHTW	EF HUTTON ACQUISITION CORP I WT EXP 111827
EFIV	SPDR SER TR S&P 500 ESG ETF
EFIX	FIRST TR EXCHNG TRADED FD VIII TCW EMERGING MKT
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM
EFR	EATON VANCE SR FLTNG RTE TR COM
EFRA	ISHARES TR ENVIRONMNTL INFR
EFSC	ENTERPRISE FINL SVCS CORP COM
EFSCP	ENTERPRISE FINL SVCS CORP 5% DEP PFD SR A
EFSH	1847 HLDGS LLC COM NEW
EFT	EATON VANCE FLTING RATE INC TR COM
EFTR	EFFECTOR THERAPEUTICS INC COM
EFTRW	EFFECTOR THERAPEUTICS INC WT EXP 123125
EFU	PROSHARES TR ULSH MSCIEAF NEW
EFX	EQUIFAX INC COM
EFXT	ENERFLEX LTD COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EGAN	EGAIN CORP COM NEW
EGBN	EAGLE BANCORP INC MD COM
EGF	BLACKROCK ENHANCED GOVT FD INC COM
EGGF	EG ACQUISITION CORP COM CL A
EGGF+	EG ACQUISITION CORP WT EXP 052828
EGGF=	EG ACQUISITION CORP UNIT
EGHT	8X8 INC NEW COM
EGIO	EDGIO INC COM
EGLE	EAGLE BULK SHIPPING INC COM

EGLX	ENTHUSIAST GAMING HLDGS INC COM
EGO	ELDORADO GOLD CORP NEW COM
EGP	EASTGROUP PPTYS INC COM
EGPT	VANECK ETF TRUST EGYPT INDEX ETF
EGRX	EAGLE PHARMACEUTICALS INC COM
EGY	VAALCO ENERGY INC COM NEW
EH	EHANG HLDGS LTD ADS
EHAB	ENHABIT INC COM
EHC	ENCOMPASS HEALTH CORP COM
EHI	WESTERN ASSET GBL HIGH INC FD COM
EHTH	EHEALTH INC COM
EIC	EAGLE POINT INCOME COMPANY INC COM
EICA	EAGLE POINT INCOME COMPANY INC CAL NT 26
EIDO	ISHARES TR MSCI INDONIA ETF
EIG	EMPLOYERS HLDGS INC COM
EIGR	EIGER BIOPHARMACEUTICALS INC COM
EIM	EATON VANCE MUN BD FD COM
EINC	VANECK ETF TRUST ENERGY INCME ET
EIPX	FIRST TR EXCHANGE-TRADED FD IV ENERGY INM PARTN
EIRL	ISHARES TR MSCI IRELAND ETF
EIS	ISHARES INC MSCI ISRAEL ETF
EIX	EDISON INTL COM
EJAN	INNOVATOR ETFS TR EMRGNG MKT JAN
EJH	E-HOME HOUSEHOLD SVC HLDGS LTD ORD SHS NEW
EJUL	INNOVATOR ETFS TR EMRGNG MKT JULY
EKG	FIRST TR EXCHANGE-TRADED FD II NASDAQ LUX DIGI
EKSO	EKSO BIONICS HLDGS INC COM
EL	LAUDER ESTEE COS INC CL A
ELA	ENVELA CORP COM
ELAN	ELANCO ANIMAL HEALTH INC COM
ELBM	ELECTRA BATTERY MATERIALS CORP COM NEW
ELC	ENTERGY LA LLC COLLATERAL TR MT
ELD	WISDOMTREE TR EM LCL DEBT FD
ELDN	ELEDON PHARMACEUTICALS INC COM

ELEV	ELEVATION ONCOLOGY INC COM
ELF	E L F BEAUTY INC COM
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELMD	ELECTROMED INC COM
ELME	ELME COMMUNITIES SH BEN INT
ELOX	ELOXX PHARMACEUTICALS INC COM NEW
ELP	COMPANHIA PARANAENSE ENERG COP SPON ADS
ELQD	ISHARES TR ESG ADV INVT GRA
ELS	EQUITY LIFESTYLE PPTYS INC COM
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD SHS
ELTX	ELICIO THERAPEUTICS INC COM
ELV	ELEVANCE HEALTH INC COM
ELVN	ENLIVEN THERAPEUTICS INC COM
ELYM	ELIEM THERAPEUTICS INC COM
ELYS	ELYS GAME TECHNOLOGY CORP COM
EM	SMART SH GLOBAL LTD ADS
EMAN	EMAGIN CORP COM NEW
EMB	ISHARES TR JPMORGAN USD EMG
EMBC	EMBECTA CORP COMMON STOCK
EMBD	GLOBAL X FDS X EMERGING MKT
EMBK	EMBARK TECHNOLOGY INC COM NEW
EMBKW	EMBARK TECHNOLOGY INC WT EXP 111026
EMC	GLOBAL X FDS EMERGING MKT GRT
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCG	EMBRACE CHANGE ACQUISITN CORP ORDINARY SHARES
EMCGR	EMBRACE CHANGE ACQUISITN CORP RT
EMCGU	EMBRACE CHANGE ACQUISITN CORP UNIT EX 031727
EMCGW	EMBRACE CHANGE ACQUISITN CORP WT EXP 102526
EMCR	DBX ETF TR XTKR EMGRIN MKTS
EMD	WESTERN ASSET EMERGING MKTS DE COM
EMDM	FIRST TR EXCHANGE TRADED FD II BLOOMBERG EMMKT
EME	EMCOR GROUP INC COM
EMF	TEMPLETON EMERGING MKTS FD COM

EMFM	GLOBAL X FDS MSCI NXT EMRNG
EMFQ	AMPLIFY ETF TR AMPLIFY EMERGING
EMGD	SIMPLIFY EXCHANGE TRADED FUNDS CONVEXITY ETF
EMHC	SPDR SER TR BLOOMBERG EMG MK
EMIF	ISHARES TR EMGR MKT INF ETF
EMKR	EMCORE CORP COM NEW
EML	EASTERN CO COM
EMLC	VANECK ETF TRUST JP MRGAN EM LOC
EMLD	FTAC EMERALD ACQUISITION CORP CLASS A COM
EMLDU	FTAC EMERALD ACQUISITION CORP UNIT EX 101928
EMLDW	FTAC EMERALD ACQUISITION CORP WT EXP 101928
EMLP	FIRST TR EXCHANGE-TRADED FD IV NO AMER ENERGY
EMM	GLOBAL X FDS EMERGING MARK
EMMF	WISDOMTREE TR EMGRING MKTS
EMN	EASTMAN CHEM CO COM
EMNT	PIMCO ETF TR ENHANCD SHORT
EMO	CLEARBRIDGE ENERGY MIDSTRM OPP COM
EMP	ENTERGY MISSISSIPPI LLC 4.90 1ST BD 66
EMQQ	EXCHANGE TRADED CONCEPTS TR EMQQ EM INTERN
EMR	EMERSON ELEC CO COM
EMSG	DBX ETF TR XTKR MSCI EMRG
EMTY	PROSHARES TR DECLINE RETAIL
EMX	EMX RTY CORP COM
EMXC	ISHARES INC MSCI EMRG CHN
EMXF	ISHARES TR EGSADVNCDMSCI EM
ENB	ENBRIDGE INC COM
ENCP	ENERGEM CORP CLASS A ORD SHS
ENCPU	ENERGEM CORP UNIT EX 111526
ENCPW	ENERGEM CORP WT EXP 111526
ENER	ACCRETION ACQUISITION CORP COM
ENERR	ACCRETION ACQUISITION CORP RT
ENERU	ACCRETION ACQUISITION CORP UNIT EX 030128
ENERW	ACCRETION ACQUISITION CORP WT EXP 030128
ENFN	ENFUSION INC CL A

ENFR	ALPS ETF TR ALERIAN ENERGY
ENG	ENGLOBAL CORP COM
ENIC	ENEL CHILE S.A. SPONSORED ADR
ENJ	ENTERGY NEW ORLEANS LLC 1ST MTG 5% 52
ENLC	ENLINK MIDSTREAM LLC COM UNIT REP LTD
ENLT	ENLIGHT RENEWABLE ENERGY LTD SHS
ENLV	ENLIVEX THERAPEUTICS LTD COM
ENO	ENTERGY NEW ORLEANS LLC 1ST MTG BD 66
ENOB	ENOCHIAN BIOSCIENCES INC COM
ENOV	ENOVIS CORPORATION COM
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC NEW COM
ENRG	TIDAL ETF TR SOFI SMART ENRGY
ENS	ENERSYS COM
ENSC	ENSYSCE BIOSCIENCES INC COM
ENSG	ENSIGN GROUP INC COM
ENSV	ENSERVCO CORP COM NEW
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTF	ENTERPRISE 4.0 TEC ACQSTN CORP CLASS A ORD SHS
ENTFU	ENTERPRISE 4.0 TEC ACQSTN CORP UNIT EX 101426
ENTFW	ENTERPRISE 4.0 TEC ACQSTN CORP WT EXP 102128
ENTG	ENTEGRIS INC COM
ENTR	ENTREPRENEURSHARES SERIES TRUS ERSHARES
ENTX	ENTERA BIO LTD SHS
ENTXW	ENTERA BIO LTD WT EXP 070223
ENV	ENVESTNET INC COM
ENVA	ENOVA INTL INC COM
ENVB	ENVERIC BIOSCIENCES INC COM NEW
ENVX	ENOVIX CORPORATION COM
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENZ	ENZO BIOCHEM INC COM
ENZL	ISHARES TR NEW ZEALAND ETF
EOCT	INNOVATOR ETFS TR EMERGING MKT PWR
EOCW	ELLIOTT OPPORTUNITY II CORP SHS CL A

EOCW=	ELLIOTT OPPORTUNITY II CORP UNIT
EOD	ALLSPRING GLOBAL DIVIDEND OPPO COM
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQUITY IN COM
EOLS	EVOLUS INC COM
EOS	EATON VANCE ENHANCED EQUITY IN COM
EOSE	EOS ENERGY ENTERPRISES INC COM CL A
EOSEW	EOS ENERGY ENTERPRISES INC WT EXP 050626
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EP	EMPIRE PETE CORP COM
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SEC 28
EPAC	ENERPAC TOOL GROUP CORP CL A COM
EPAM	EPAM SYS INC COM
EPC	EDGEWELL PERS CARE CO COM
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPHE	ISHARES TR MSCI PHILIPS ETF
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIX	ESSA PHARMA INC COM NEW
EPM	EVOLUTION PETE CORP COM
EPOL	ISHARES TR MSCI POLAND ETF
EPOW	SUNRISE NEW ENERGY CO LTD SHS
EPP	ISHARES INC MSCI PAC JP ETF
EPR	EPR PPTYS COM SH BEN INT
EPR-C	EPR PPTYS PFD C CV 5.75%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPR-G	EPR PPTYS 5.750% CUM PFD G
EPRT	ESSENTIAL PPTYS RLTY TR INC COM
EPS	WISDOMTREE TR US LARGECAP FUND
EPSN	EPSILON ENERGY LTD COM
EPU	ISHARES TR MSCI PERU AND GL
EPV	PROSHARES TR ULTSHT FTSE EURO
EQ	EQUILLIUM INC COM
EQAL	INVESCO EXCH TRADED FD TR II RUSEL 1000 EQL
EQBK	EQUITY BANCSHARES INC COM CL A

EQC	EQUITY COMWLTH COM SH BEN INT
EQC-D	EQUITY COMWLTH 6.5% CNV PFD D
EQH	EQUITABLE HLDGS INC COM
EQH-A	EQUITABLE HLDGS INC 5.25% DPRP PFD A
EQH-C	EQUITABLE HLDGS INC 4.300% DEP PFD C
EQIX	EQUINIX INC COM
EQL	ALPS ETF TR EQUAL SEC ETF
EQNR	EQUINOR ASA SPONSORED ADR
EQOP	NATIXIS ETF TRUST II US EQUITY OPPORT
EQR	EQUITY RESIDENTIAL SH BEN INT
EQRR	PROSHARES TR EQTS FOR RISIN
EQRX	EQRX INC COM
EQRXW	EQRX INC WT EXP 121726
EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQTY	VALUED ADVISERS TR KOVITZ CORE EQT
EQUL	INDEXIQ ETF TR IQ ENGENDER EQUA
EQWL	INVESCO EXCHANGE TRADED FD TR S&P 100 EQL WIGH
EQX	EQUINOX GOLD CORP COM
ERAS	ERASCA INC COM
ERC	ALLSPRING MULTI SECTOR INCOME COM
ERES	EAST RES ACQUISITION CO COM CL A
ERESU	EAST RES ACQUISITION CO UNIT EX 070127
ERESW	EAST RES ACQUISITION CO WT EXP 070127
ERET	ISHARES TR ENVIR AWR RL EST
ERF	ENERPLUS CORP COM
ERH	ALLSPRING UTILITIES AND HIGH I WF UTILITIES INC
ERIC	ERICSSON ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM
ERJ	EMBRAER S.A. SPONSORED ADS
ERM	FIRST TR EXCHNG TRADED FD VIII EQUITYCOMPASS
ERNA	ETERNA THERAPEUTICS INC COM NEW
ERO	ERO COPPER CORP COM

ERSX	ENTREPRENEURSHARES SERIES TRUS ERSHARES NEXTGEN
ERTH	INVESCO EXCHANGE TRADED FD TR INVESCO MSCI
ERX	DIREXION SHS ETF TR DLY ENRGY BULL2X
ERY	DIREXION SHS ETF TR DAILY ENERGY BEA
ERYP	ERYTECH PHARMA SPONSORED ADR
ES	EVERSOURCE ENERGY COM
ESAB	ESAB CORPORATION COM
ESAC	ESGEN ACQUISITION CORP SHS CL A
ESACU	ESGEN ACQUISITION CORP UNIT EX 101826
ESACW	ESGEN ACQUISITION CORP WT EXP 101826
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESCA	ESCALADE INC COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD SHS
ESGA	AMERICAN CENTY ETF TR SUSTAINABLE EQTY
ESGB	INDEXIQ ACTIVE ETF TR IQ MACKAY ESG CR
ESGD	ISHARES TR ESG AW MSCI EAFE
ESGE	ISHARES INC ESG AWR MSCI EM
ESGN	COLUMBIA ETF TR I INTERNATIONAL
ESGR	ENSTAR GROUP LIMITED SHS
ESGRO	ENSTAR GROUP LTD 7% DP RP PFD E
ESGRP	ENSTAR GROUP LTD DEP SHS PFD D
ESGS	COLUMBIA ETF TR I US ESG EQUITY
ESGU	ISHARES TR ESG AWR MSCI USA
ESGY	AMERICAN CENTY ETF TR SUSTAINABLE GRWT
ESI	ELEMENT SOLUTIONS INC COM
ESIX	SPDR SER TR SPDR S&P SMALLCA
ESLT	ELBIT SYS LTD ORD
ESMT	ENGAGESMART INC COMMON STOCK
ESMV	ISHARES TR ESG MSCI USA MIN
ESNT	ESSENT GROUP LTD COM
ESOA	ENERGY SVCS ACQUISITION CORP COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPO	VANECK ETF TRUST VIDEO GMNG ESPRT

ESPR	ESPERION THERAPEUTICS INC NEW COM
ESQ	ESQUIRE FINL HLDGS INC COM
ESRT	EMPIRE ST RLTY TR INC CL A
ESS	ESSEX PPTY TR INC COM
ESSA	ESSA BANCORP INC COM
ESTA	ESTABLISHMENT LABS HLDGS INC COM
ESTC	ELASTIC N V ORD SHS
ESTE	EARTHSTONE ENERGY INC CL A
ESUS	UBS AG LONDON BRANCH CAL LKD 61
ET	ENERGY TRANSFER L P COM UT LTD PTN
ET-C	ENERGY TRANSFER L P 7.375% PFD SR C
ET-D	ENERGY TRANSFER L P 7.625 PFD UNIT D
ET-E	ENERGY TRANSFER L P 7.60% CUM PFD E
ETAO	ETAO INTERNATIONAL CO LTD ORD SHS
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETD	ETHAN ALLEN INTERIORS INC COM
ETEC	ISHARES TR BREAKTHROUGH ENV
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETHO	ETF MANAGERS TR ETHO CLIMATE LEA
ETI-	ENTERGY TEXAS INC 5.375% PFD A
ETJ	EATON VANCE RISK-MANAGED DIVER COM
ETN	EATON CORP PLC SHS
ETNB	89BIO INC COM
ETO	EATON VANCE TAX-ADVANTAGED GLO COM
ETON	ETON PHARMACEUTICALS INC COM
ETR	ENTERGY CORP NEW COM
ETRN	EQUITRANS MIDSTREAM CORP COM
ETSY	ETSY INC COM
ETV	EATON VANCE TAX-MANAGED BUY- W COM
ETW	EATON VANCE TAX-MANAGED GLOBAL COM
ETWO	E2OPEN PARENT HOLDINGS INC COM CL A
ETWO+	E2OPEN PARENT HOLDINGS INC WT EXP 020426
ETX	EATON VANCE MUN INCOME 2028 TE SHS
ETY	EATON VANCE TAX-MANAGED DIVERS COM

EU	ENCORE ENERGY CORP COM NEW
EUDA	EUDA HEALTH HOLDINGS LTD ORD SHS
EUDAW	EUDA HEALTH HOLDINGS LTD WT EXP 092426
EUDG	WISDOMTREE TR EURO QTLY DIV GR
EUFN	ISHARES TR MSCI EURO FL ETF
EUM	PROSHARES TR PSHS SH MSCI EMR
EUO	PROSHARES TR II ULTRASHRT EURO
EURL	DIREXION SHS ETF TR DLY FTS BUL 3X
EURN	EURONAV NV SHS
EUSA	ISHARES INC MSCI EQUAL WEITE
EUSB	ISHARES TR ESG ADV TTL USD
EUSC	WISDOMTREE TR EUR HDG SMLCAP
EVA	ENVIVA INC COM
EVAV	DIREXION SHS ETF TR DAILY ELECTRIC
EVAX	EVAXION BIOTECH A S ADS
EVBG	EVERBRIDGE INC COM
EVBN	EVANS BANCORP INC COM NEW
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVCM	EVERCOMMERCE INC COM
EVE	EVE MOBILITY ACQUISITION CORP CL A ORD SHS
EVE+	EVE MOBILITY ACQUISITION CORP WT EXP 123128
EVE=	EVE MOBILITY ACQUISITION CORP UNIT
EVER	EVERQUOTE INC COM CL A
EVEX	EVE HLDG INC COM
EVEX+	EVE HLDG INC WT EXP 050927
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SHORT DURATION DIV COM
EVGN	EVOGENE LTD SHS
EVGO	EVGO INC CL A COM
EVGOW	EVGO INC WT EXP 070126
EVGR	EVERGREEN CORPORATION CLASS A ORD SHS
EVGRU	EVERGREEN CORPORATION UNIT EX 020827
EVGRW	EVERGREEN CORPORATION WT EXP 020827
EVH	EVOLENT HEALTH INC CL A

EVI	EVI INDS INC COM
EVLO	EVELO BIOSCIENCES INC COM
EVLV	EVOLV TECHNOLOGIES HLDNGS INC COM CL A
EVLVW	EVOLV TECHNOLOGIES HLDNGS INC WT EXP 031025
EVM	EATON VANCE CALIF MUN BD FD COM
EVMT	INVESCO ACTVELY MNGD ETC FD TR ELC VEH MTLS CDT
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVNT	ALTSHARES TRUST EVENT-DRIVEN ETF
EVO	EVOTEC AG SPONSORED ADS
EVOK	EVOKE PHARMA INC COM NEW
EVR	EVERCORE INC CLASS A
EVRG	EVERGY INC COM
EVRI	EVERI HLDGS INC COM
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVTL	VERTICAL AEROSPACE LTD ORD SHS
EVTL+	VERTICAL AEROSPACE LTD WT EXP
EVTV	ENVIROTECH VEHICLES INC COM NEW
EVV	EATON VANCE LTD DURATION INCOM COM
EVX	VANECK ETF TRUST ENVIRONMENTAL SR
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES INC MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES INC MSCI CDA ETF
EWCZ	EUROPEAN WAX CTR INC CLASS A COM
EWD	ISHARES INC MSCI SWEDEN ETF
EWEB	GLOBAL X FDS EMKT INTRNT ECOM
EWG	ISHARES INC MSCI GERMANY ETF
EWH	ISHARES INC MSCI HONG KG ETF
EWI	ISHARES INC MSCI ITALY ETF
EWJ	ISHARES INC MSCI JPN ETF NEW
EWJV	ISHARES TR MSCI JP VALUE
EWK	ISHARES INC MSCI BELGIUM ETF
EWL	ISHARES INC MSCI SWITZERLAND

EWM	ISHARES INC MSCI MLY ETF NEW
EWMC	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 EQ
EWN	ISHARES INC MSCI NETHERL ETF
EWO	ISHARES INC MSCI AUSTRIA ETF
EWP	ISHARES INC MSCI SPAIN ETF
EWQ	ISHARES INC MSCI FRANCE ETF
EWS	ISHARES INC MSCI SINGPOR ETF
EWT	ISHARES INC MSCI TAIWAN ETF
EWTX	EDGEWISE THERAPEUTICS INC COM
EWU	ISHARES TR MSCI UK ETF NEW
EWV	PROSHARES TR ULTSHT MSCI JAP
EWW	ISHARES INC MSCI MEXICO ETF
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES INC MSCI STH KOR ETF
EWZ	ISHARES INC MSCI BRAZIL ETF
EWZS	ISHARES TR BRAZIL SM-CP ETF
EXAI	EXSCIENTIA PLC ADS
EXAS	EXACT SCIENCES CORP COM
EXC	EXELON CORP COM
EXEL	EXELIXIS INC COM
EXFY	EXPENSIFY INC COM CL A
EXG	EATON VANCE TAX-MANAGED GLOBAL COM
EXI	ISHARES TR GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXLS	EXLSERVICE HOLDINGS INC COM
EXP	EAGLE MATLS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA GROUP INC COM NEW
EXPI	EXP WORLD HLDGS INC COM
EXPO	EXPONENT INC COM
EXPR	EXPRESS INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXTR	EXTREME NETWORKS COM
EYE	NATIONAL VISION HLDGS INC COM

EYEN	EYENOVIA INC COM
EYPT	EYEPOINT PHARMACEUTICALS INC COM NEW
EZA	ISHARES INC MSCI STH AFR ETF
EZFL	EZFILL HOLDINGS INC COM
EZGO	EZGO TECHNOLOGIES LTD SHS
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR US MIDCAP FUND
EZPW	EZCORP INC CL A NON VTG
F	FORD MTR CO DEL COM
F-B	FORD MTR CO DEL FXD DUE59
F-C	FORD MTR CO DEL CAL NT 59
F-D	FORD MTR CO DEL CALL NT 62
FA	FIRST ADVANTAGE CORP NEW COM
FAAR	FIRST TR EXCHANGE TRAD FD VII ALT ABSLT STRG
FAB	FIRST TR MULTI CP VAL ALPHA FD SHS ISSUED FRST
FACT	FREEDOM ACQUISITION I CORP SHS CL A
FACT+	FREEDOM ACQUISITION I CORP WT EXP 030226
FACT=	FREEDOM ACQUISITION I CORP UNIT
FAD	FIRST TR MULTI CAP GROWTH ALPH COM SHS
FAF	FIRST AMERN FINL CORP COM
FALN	ISHARES TR FALN ANGLS USD
FAM	FIRST TR ABRDN GBL OPP INCM FD COM SHS
FAMI	FARMMI INC SHS NEW
FAN	FIRST TR EXCHANGE-TRADED FD II GBL WND ENRG ETF
FANG	DIAMONDBACK ENERGY INC COM
FANH	FANHUA INC SPONSORED ADR
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW
FAST	FASTENAL CO COM
FAT	FAT BRANDS INC CLASS A COM
FATBB	FAT BRANDS INC CLASS B COM
FATBP	FAT BRANDS INC PFD SER B
FATBW	FAT BRANDS INC WT EXP 071625

FATE	FATE THERAPEUTICS INC COM
FATH	FATHOM DIGITAL MFG CORP CL A COM
FATH+	FATHOM DIGITAL MFG CORP WT EXP 122326
FATP	FAT PROJECTS ACQUISITION CORP CLASS A ORD SHS
FATPU	FAT PROJECTS ACQUISITION CORP UNIT EX 101226
FATPW	FAT PROJECTS ACQUISITION CORP WT EXP 083126
FAX	ABRDN ASIA PACIFIC INCOME FUND COM
FAZ	DIREXION SHS ETF TR DAILY FINL BEAR
FAZE	FAZE HOLDINGS INC COMMON STOCK
FAZEW	FAZE HOLDINGS INC WT EXP 030128
FBGX	UBS AG LONDON BRANCH EN LG CP GRWTH
FBIN	FORTUNE BRANDS INNOVATIONS INC COM
FBIO	FORTRESS BIOTECH INC COM
FBIOP	FORTRESS BIOTECH INC 9.375% CUM PFD A
FBIZ	FIRST BUSINESS FINL SVCS INC W COM
FBK	FB FINL CORP COM
FBL	GRANITESHARES ETF TR 1.5X LNG META DL
FBMS	FIRST BANCSHARES INC MS COM
FBNC	FIRST BANCORP N C COM
FBND	FIDELITY MERRIMACK STR TR TOTAL BD ETF
FBP	FIRST BANCORP P R COM NEW
FBRT	FRANKLIN BSP RLTY TR INC COMMON STOCK
FBRT-E	FRANKLIN BSP RLTY TR INC PFD SER E
FBRX	FORTE BIOSCIENCES INC COM
FBT	FIRST TR EXCHANGE-TRADED FD NY ARCA BIOTECH
FBZ	FIRST TR EXCH TRD ALPHDX FD II BRAZIL ALPHADEX
FC	FRANKLIN COVEY CO COM
FCA	FIRST TR EXCH TRD ALPHDX FD II CHINA ALPHADEX
FCAL	FIRST TR EXCH TRADED FD III CALIF MUN INCM
FCAP	FIRST CAP INC COM
FCBC	FIRST CMNTY BANKSHARES INC VA COM
FCCO	FIRST CMNTY CORP S C COM
FCEF	FIRST TR EXCHNG TRADED FD VIII INCOME OPPRTNTES
FCEL	FUELCELL ENERGY INC COM

FCF	FIRST COMWLTH FINL CORP PA COM
FCFS	FIRSTCASH HOLDINGS INC COM
FCG	FIRST TR EXCHANGE-TRADED FD NAT GAS ETF
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCNCO	FIRST CTZNS BANCSHARES INC DEL 5.625 NONCM SR C
FCNCP	FIRST CTZNS BANCSHARES INC DEL 5.375 DEP PFD A
FCO	ABRDN GLOBAL INCOME FUND INC COM
FCOM	FIDELITY COVINGTON TRUST MSCI COMMNTN SVC
FCOR	FIDELITY MERRIMACK STR TR CORP BOND ETF
FCPT	FOUR CORNERS PPTY TR INC COM
FCRX	CRESCENT CAP BDC INC NT CAL 26
FCSH	FEDERATED HERMES ETF TRUST SHORT DURATION C
FCT	FIRST TR SR FLTG RATE INCOME F COM
FCUS	TIDAL ETF TR II PINNACLE FOCUSED
FCUV	FOCUS UNVL INC COM
FCVT	FIRST TR EXCHANGE-TRADED FD IV SSI STRG ETF
FCX	FREEPORT-MCMORAN INC CL B
FDAT	TIDAL TR II TACTICAL ADVANT
FDBC	FIDELITY D & D BANCORP INC COM
FDD	FIRST TR STOXX EUROPEAN SELECT COMMON SHS
FDEU	FIRST TR DYNAMIC EUROPE EQUITY COM SHS
FDHY	FIDELITY COVINGTON TRUST HIGH YILD ETF
FDIG	FIDELITY COVINGTON TRUST CRYPTO IND & DIG
FDIS	FIDELITY COVINGTON TRUST MSCI CONSM DIS
FDL	FIRST TR MORNINGSTAR DIVID LEA SHS
FDLO	FIDELITY COVINGTON TRUST LOW VOLITY ETF
FDLS	NORTHERN LTS FD TR IV INSPIRE FIDELIS
FDM	FIRST TR DOW JONES SELECT MICR COM SHS ANNUAL
FDMO	FIDELITY COVINGTON TRUST MOMENTUM FACTR
FDMT	4D MOLECULAR THERAPEUTICS INC COM
FDN	FIRST TR EXCHANGE-TRADED FD DJ INTERNT IDX
FDNI	FIRST TR EXCHANGE TRADED FD II DJ INTL INTRNT
FDP	FRESH DEL MONTE PRODUCE INC ORD

FDRR	FIDELITY COVINGTON TRUST DIVID ETF RISI
FDS	FACTSET RESH SYS INC COM
FDT	FIRST TR EXCH TRD ALPHDX FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHDX FD II EX US SML CP
FDUS	FIDUS INVT CORP COM
FDV	FEDERATED HERMES ETF TRUST US STRATEGIC DIV
FDVV	FIDELITY COVINGTON TRUST HIGH DIVID ETF
FDWM	FIDELITY COVINGTON TRUST WOMEN'S LEADER
FDX	FEDEX CORP COM
FE	FIRSTENERGY CORP COM
FEAM	5E ADVANCED MATERIALS INC COMMON STOCK
FEBT	AIM ETF PRODUCTS TRUST US LRGCP B10 FEB
FEBW	AIM ETF PRODUCTS TRUST US LRGCP B20 FEB
FEDL	UBS AG LONDON BRANCH CAL LKD 61
FEDM	FLEXSHARES TR ESG & CLM DEVELP
FEDU	FOUR SEASONS ED CAYMAN INC SPON ADS
FEEM	FLEXSHARES TR ESG & CLIMATE EM
FEHY	FLEXSHARES TR ESG & CM HI YLD
FEI	FIRST TR MLP & ENERGY INCOM FD COM
FEIG	FLEXSHARES TR ESG & CLM INVEST
FEIM	FREQUENCY ELECTRS INC COM
FELE	FRANKLIN ELEC INC COM
FEM	FIRST TR EXCH TRD ALPHDX FD II EMERG MKT ALPH
FEMB	FIRST TR EXCH TRADED FD III EME MRK BD ETF
FEMS	FIRST TR EXCH TRD ALPHDX FD II EM SML CP ALPH
FEMY	FEMASYS INC COM
FEN	FIRST TR ENERGY INCOME & GROWT COM
FENC	FENNEC PHARMACEUTICALS INC COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENY	FIDELITY COVINGTON TRUST MSCI ENERGY IDX
FEP	FIRST TR EXCH TRD ALPHDX FD II EUROPE ALPHADEX
FERG	FERGUSON PLC NEW SHS
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEUS	FLEXSHARES TR ESG & CLM US LRG

FEUZ	FIRST TR EXCH TRD ALPHDX FD II EURO ALPHADEX
FEX	FIRST TR LRGE CP CORE ALPHA FD COM SHS
FEXD	FINTECH ECOSYSTEM DEVE CLASS A COM
FEXDR	FINTECH ECOSYSTEM DEVE RT
FEXDU	FINTECH ECOSYSTEM DEVE UNIT EX 040126
FEXDW	FINTECH ECOSYSTEM DEVE WT EXP 040126
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORP COM
FFA	FIRST TR ENHANCED EQUITY INCOM COM
FFBC	FIRST FINL BANCORP OH COM
FFC	FLAHERTY & CRUMRINE PFD SECS I COM
FFIC	FLUSHING FINL CORP COM
FFIE	FARADAY FUTRE INTLGT ELCTR INC COM
FFIEW	FARADAY FUTRE INTLGT ELCTR INC WT EXP 072126
FFIN	FIRST FINL BANKSHARES INC COM
FFIU	SPINNAKER ETF SERIES UVA UNCONSTRAIND
FFIV	F5 INC COM
FFND	NORTHERN LTS FD TR II THE FUTURE FUND
FFNW	FIRST FINANCIAL NORTHWEST INC COM
FFTY	INNOVATOR ETFS TR IBD 50 ETF
FFWM	FIRST FNDTN INC COM
FG	F&G ANNUITIES & LIFE INC COMMON STOCK
FGB	FIRST TR SPECIALTY FIN & FINL COM BEN INTR
FGBI	FIRST GTY BANCSHARES INC COM
FGBIP	FIRST GTY BANCSHARES INC 6.75% DEP PFD A
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGDL	FRANKLIN TEMPLETON HOLDINGS TR RESPBLY SRCD GLD
FGEN	FIBROGEN INC COM
FGF	FG FINANCIAL GROUP INC COM
FGFPP	FG FINANCIAL GROUP INC 8% PFD SER A
FGH	FG GROUP HOLDINGS INC COM
FGI	FGI INDUSTRIES LTD ORDINARY SHARES
FGIWW	FGI INDUSTRIES LTD WT EXP 012127
FGM	FIRST TR EXCH TRD ALPHDX FD II GERMANY ALPHA

FGMC	FG MERGER CORP COMMON STOCK
FGMCU	FG MERGER CORP UNIT EX 061727
FGMCW	FG MERGER CORP WT EXP 061727
FHB	FIRST HAWAIIAN INC COM
FHI	FEDERATED HERMES INC CL B
FHLC	FIDELITY COVINGTON TRUST MSCI HLTH CARE I
FHLT	FUTURE HEALTH ESG CORP COM
FHLTU	FUTURE HEALTH ESG CORP UNIT EX 090926
FHLTW	FUTURE HEALTH ESG CORP WT EXP
FHN	FIRST HORIZON CORPORATION COM
FHN-B	FIRST HORIZON CORPORATION DP SHS NCM PFD B
FHN-C	FIRST HORIZON CORPORATION DP SHS NCM PFD C
FHN-D	FIRST HORIZON CORPORATION DP SHS NCM D
FHN-E	FIRST HORIZON CORPORATION 6.50 DP RP PFD E
FHN-F	FIRST HORIZON CORPORATION 4.70% DEP PFD F
FHTX	FOGHORN THERAPEUTICS INC COM
FHYS	FEDERATED HERMES ETF TRUST SHORT DURATION H
FI	FISERV INC COM
FIAC	FOCUS IMPACT ACQUISITION CORP CLASS A COM
FIACU	FOCUS IMPACT ACQUISITION CORP UNIT EX 102826
FIACW	FOCUS IMPACT ACQUISITION CORP WT EXP 102826
FIAX	TIDAL ETF TR II NICHOLAS FIXED
FIBK	FIRST INTST BANCSYSTEM INC COM
FICO	FAIR ISAAC CORP COM
FICS	FIRST TR EXCHANGE-TRADED FD VI INTL DEV STRNGTH
FICV	FRONTIER INVESTMENT CORP CLASS A ORD SHS
FICVU	FRONTIER INVESTMENT CORP UNIT EX 062926
FICVW	FRONTIER INVESTMENT CORP WT EXP 062926
FID	FIRST TR EXCHANGE-TRADED FD VI S&P INTL DIVID
FIDI	FIDELITY COVINGTON TRUST INT HG DIV ETF
FIDU	FIDELITY COVINGTON TRUST MSCI INDL INDX
FIEE	UBS AG LONDON BRANCH ETN LKD 26
FIF	FIRST TR ENERGY INFRASTRCTR FD COM
FIG	SIMPLIFY EXCHANGE TRADED FUNDS MACRO STRATEGY

FIGB	FIDELITY MERRIMACK STR TR INVESTMENT GR BD
FIGS	FIGS INC CL A
FIHD	UBS AG LONDON BRANCH FI ENHANCD ETN
FILL	ISHARES INC GLB ENR PROD ETF
FINS	ANGEL OAK FINL STRATEGIES INCM COM BEN INT
FINV	FINVOLUTION GROUP SPONSORED ADS
FINW	FINWISE BANCORP COM
FINX	GLOBAL X FDS FINTECH ETF
FIP	FTAI INFRASTRUCTURE INC COMMON STOCK
FIS	FIDELITY NATL INFORMATION SVCS COM
FISI	FINANCIAL INSTNS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISR	SSGA ACTIVE TR SPDR SSGA FXD
FITB	FIFTH THIRD BANCORP COM
FITBI	FIFTH THIRD BANCORP DEP 1/1000 PFD
FITBO	FIFTH THIRD BANCORP 4.95 DP SH PFD K
FITBP	FIFTH THIRD BANCORP 6% DP SH CL B SR
FITE	SPDR SER TR S&P KENSHO FUTRE
FIVA	FIDELITY COVINGTON TRUST INT VL FCT ETF
FIVE	FIVE BELOW INC COM
FIVG	ETF SER SOLUTIONS DEFIANCE NEXT
FIVN	FIVE9 INC COM
FIVR	STRATEGY SHS NASDAQ 5HANDL
FIW	FIRST TR EXCHANGE TRADED FD WTR ETF
FIX	COMFORT SYS USA INC COM
FIXD	FIRST TR EXCHNG TRADED FD VIII TCW OPPORTUNIS
FIXT	PROCURE ETF TRUST II DISASTER REC STR
FIXX	HOMOLOGY MEDICINES INC COM
FIZZ	NATIONAL BEVERAGE CORP COM
FJP	FIRST TR EXCH TRD ALPHDX FD II JAPAN ALPHADEX
FKU	FIRST TR EXCH TRD ALPHDX FD II UNIT KING ALPH
FKWL	FRANKLIN WIRELESS CORP COM
FL	FOOT LOCKER INC COM
FLAG	FIRST LT ACQUISITION GROUP INC CL A

FLAG+	FIRST LT ACQUISITION GROUP INC WT EXP 031428
FLAG=	FIRST LT ACQUISITION GROUP INC UNIT
FLAU	FRANKLIN TEMPLETON ETF TR FTSE AUSTRALIA
FLAX	FRANKLIN TEMPLETON ETF TR FRANKLIN ASIA
FLBR	FRANKLIN TEMPLETON ETF TR FTSE BRAZIL
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLCA	FRANKLIN TEMPLETON ETF TR FTSE CANADA
FLCB	FRANKLIN TEMPLETON ETF TR US CORE BOND ETF
FLCH	FRANKLIN TEMPLETON ETF TR FTSE CHINA
FLCO	FRANKLIN TEMPLETON ETF TR INVT GRADE CORPT
FLEE	FRANKLIN TEMPLETON ETF TR FTSE EUROPE
FLEH	FRANKLIN TEMPLETON ETF TR FTSE EUROPE HG
FLEX	FLEX LTD ORD
FLFR	FRANKLIN TEMPLETON ETF TR FTSE FRANCE
FLFV	FEUTUNE LIGHT ACQUISITION CORP CL A COM
FLFVR	FEUTUNE LIGHT ACQUISITION CORP RT
FLFVU	FEUTUNE LIGHT ACQUISITION CORP UNIT EX 060129
FLFVW	FEUTUNE LIGHT ACQUISITION CORP WT EXP 060129
FLGB	FRANKLIN TEMPLETON ETF TR FTSE UNTD KGDM
FLGC	FLORA GROWTH CORP COM
FLGR	FRANKLIN TEMPLETON ETF TR FTSE GERMANY
FLGT	FULGENT GENETICS INC COM
FLGV	FRANKLIN TEMPLETON ETF TR US TREASURY BOND
FLHK	FRANKLIN TEMPLETON ETF TR FTSE HONG KONG
FLIC	FIRST LONG IS CORP COM
FLIN	FRANKLIN TEMPLETON ETF TR FRANKLIN INDIA
FLIY	FRANKLIN TEMPLETON ETF TR FTSE ITALY ETF
FLJ	FLJ GROUP LIMITED SPON ADS
FLJH	FRANKLIN TEMPLETON ETF TR FTSE JAPAN HDG
FLJP	FRANKLIN TEMPLETON ETF TR FTSE JAPAN ETF
FLKR	FRANKLIN TEMPLETON ETF TR FTSE SOUTH KOREA
FLL	FULL HSE RESORTS INC COM
FLLA	FRANKLIN TEMPLETON ETF TR FTSE LATN AMRC
FLLV	FRANKLIN TEMPLETON ETF TR US LOW VOLATILIT

FLMB	FRANKLIN TEMPLETON ETF TR MUNICIPAL GRN BD
FLME	FLAME ACQUISITION CORP COM CL A
FLME+	FLAME ACQUISITION CORP WT EXP 022626
FLME=	FLAME ACQUISITION CORP UNIT
FLMI	FRANKLIN TEMPLETON ETF TR FRANKLIN DYN MUN
FLMX	FRANKLIN TEMPLETON ETF TR FTSE MEXICO
FLN	FIRST TR EXCH TRD ALPHDX FD II LATIN AMER ALP
FLNC	FLUENCE ENERGY INC COM CL A
FLNG	FLEX LNG LTD SHS
FLNT	FLUENT INC COM
FLO	FLOWERS FOODS INC COM
FLR	FLUOR CORP NEW COM
FLRG	FIDELITY COVINGTON TRUST FIDELITY US MLTF
FLRN	SPDR SER TR BLOOMBERG INVT
FLRT	PACER FDS TR PAC ASSET FLTG
FLS	FLOWSERVE CORP COM
FLSA	FRANKLIN TEMPLETON ETF TR FTSE SAUDI ARB
FLSP	FRANKLIN TEMPLETON ETF TR SYSTMTC STYL PRE
FLSW	FRANKLIN TEMPLETON ETF TR FRANKLN SWZLND
FLT	FLEETCOR TECHNOLOGIES INC COM
FLTB	FIDELITY MERRIMACK STR TR LTD TRM BD ETF
FLTR	VANECK ETF TRUST IG FLOATING RATE
FLTW	FRANKLIN TEMPLETON ETF TR FTSE TAIWAN
FLUD	FRANKLIN TEMPLETON ETF TR ULTRA SHORT BOND
FLUX	FLUX PWR HLDGS INC COM NEW
FLWS	1 800 FLOWERS COM INC CL A
FLXS	FLEXSTEEL INDS INC COM
FLYD	BANK MONTREAL MEDIUM MICROSCTR 3X LEV
FLYU	BANK MONTREAL MEDIUM CAL LKD 42
FLYW	FLYWIRE CORPORATION COM VTG
FLZA	FRANKLIN TEMPLETON ETF TR FTSE SOUTH AFR
FM	ISHARES INC FRONTIER AND SEL
FMAO	FARMERS & MERCHANTS BANCORP IN COM
FMAT	FIDELITY COVINGTON TRUST MSCI MATLS INDEX

FMB	FIRST TR EXCH TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID ILL BANCSHARES INC COM
FMC	FMC CORP COM NEW
FMCX	NORTHERN LTS FD TR IV FMC EXCELSIOR FO
FMET	FIDELITY COVINGTON TRUST METAVERSE ETF
FMF	FIRST TR EXCHANGE-TRADED FD V MNGD FUTRS STRGY
FMHI	FIRST TR EXCH TRADED FD III MUNI HI INCM ETF
FMIV	FORUM MERGER IV CORP CLASS A COM
FMIVU	FORUM MERGER IV CORP UNIT EX 031528
FMIVW	FORUM MERGER IV CORP WT EXP 031528
FMN	FEDERATED HERMES PREM MUNI INM COM
FMNB	FARMERS NATIONAL BANC CORP COM
FMNY	FIRST TR EXCH TRADED FD III NEW YORK MUNI
FMQQ	EXCHANGE TRADED CONCEPTS TR FMQQ NEXT FRONT
FMS	FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TR MTG INCOME FD COM SHS
FN	FABRINET SHS
FNA	PARAGON 28 INC COM
FNB	F N B CORP COM
FNB-E	F N B CORP FLA DEP SHS 1/40 PFD
FNCB	FNCB BANCORP INC COM
FNCH	FINCH THERAPEUTICS GROUP INC COM
FNCL	FIDELITY COVINGTON TRUST MSCI FINLS IDX
FND	FLOOR & DECOR HLDGS INC CL A
FNDA	SCHWAB STRATEGIC TR SCHWAB FDT US SC
FNDB	SCHWAB STRATEGIC TR SCHWAB FDT US BM
FNDC	SCHWAB STRATEGIC TR SCHWB FDT INT SC
FNDE	SCHWAB STRATEGIC TR SCHWB FDT EMK LG
FNDF	SCHWAB STRATEGIC TR SCHWB FDT INT LG
FNDX	SCHWAB STRATEGIC TR SCHWAB FDT US LG
FNF	FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM
FNGD	BANK MONTREAL MEDIUM MICROSECTORS FAN
FNGG	DIREXION SHS ETF TR DAILY NYSE FANG

FNGO	BANK MONTREAL MEDIUM 2X LEVERAGED
FNGR	FINGERMOTION INC COM
FNGS	BANK MONTREAL MEDIUM NT LKD 38
FNGU	BANK MONTREAL MEDIUM MICROSECTORS FAN
FNK	FIRST TR EXCHANGE-TRADED ALPHA MID CAP VAL FD
FNKO	FUNKO INC COM CL A
FNLC	FIRST BANCORP INC ME COM
FNV	FRANCO NEV CORP COM
FNVT	FINNOVATE ACQUISITION CORP CLASS A ORD SHS
FNVTU	FINNOVATE ACQUISITION CORP UNIT EX 092326
FNVTW	FINNOVATE ACQUISITION CORP WT EXP 093026
FNWB	FIRST NORTHWEST BANCORP COM
FNWD	FINWARD BANCORP COM
FNX	FIRST TR MID CAP CORE ALPHADEX COM SHS
FNY	FIRST TR EXCHANGE-TRADED ALPHA MID CP GR ALPH
FOA	FINANCE OF AMERICA COMPAN COM CL A
FOA+	FINANCE OF AMERICA COMPAN WT EXP 040826
FOCS	FOCUS FINL PARTNERS INC COM CL A
FOF	COHEN & STEERS CLOSED-END OPPO COM
FOLD	AMICUS THERAPEUTICS INC COM
FONR	FONAR CORP COM NEW
FOR	FORESTAR GROUP INC COM
FORA	FORIAN INC COM
FORD	FORWARD INDS INC N Y COM NEW
FORG	FORGEROCK INC CL A
FORH	ETF OPPORTUNITIES TRUST FORMIDABLE ETF
FORL	FOUR LEAF ACQUISITION CORP COM CL A
FORLU	FOUR LEAF ACQUISITION CORP UNIT EX 031528
FORLW	FOUR LEAF ACQUISITION CORP WT EXP 031528
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYSTEMS 1985 LTD SPONSORED ADS
FOSL	FOSSIL GROUP INC COM
FOSLL	FOSSIL GROUP INC CAL NT 26

FOUR	SHIFT4 PMTS INC CL A
FOVL	ISHARES TR FOCUSD VAL FAC
FOX	FOX CORP CL B COM
FOXA	FOX CORP CL A COM
FOXF	FOX FACTORY HLDG CORP COM
FOXO	FOXO TECHNOLOGIES INC COM CL A
FPA	FIRST TR EXCH TRD ALPHDX FD II ASIA EX JAPAN
FPAY	FLEXSHOPPER INC COM NEW
FPE	FIRST TR EXCH TRADED FD III PFD SECS INC ETF
FPEI	FIRST TR EXCH TRADED FD III INSTL PFD SECS
FPF	FIRST TR INTER DURATN PFD & IN COM
FPH	FIVE POINT HOLDINGS LLC COM CL A
FPI	FARMLAND PARTNERS INC COM
FPL	FST TR NEW OPPORT MLP & ENE FD COM
FPX	FIRST TR EXCHANGE TRADED FD US EQTY OPPT ETF
FPXE	FIRST TR EXCHANGE TRADED FD II IPOX EUROPE EQ
FPXI	FIRST TR EXCHANGE TRADED FD II INTL EQUITY OPP
FQAL	FIDELITY COVINGTON TRUST QLTY FCTOR ETF
FR	FIRST INDL RLTY TR INC COM
FRA	BLACKROCK FLOATING RATE INCOME COM
FRAF	FRANKLIN FINL SVCS CORP COM
FRBA	FIRST BK WILLIAMSTOWN NEW JERS COM
FRBK	REPUBLIC FIRST BANCORP INC COM
FRBN	FORBION EUROPEAN ACQUSTN CORP CLASS A ORD SHS
FRBNU	FORBION EUROPEAN ACQUSTN CORP UNIT EX 121026
FRBNW	FORBION EUROPEAN ACQUSTN CORP WT EX 121026
FRD	FRIEDMAN INDS INC COM
FREE	WHOLE EARTH BRANDS INC COM CL A
FREEW	WHOLE EARTH BRANDS INC WT EXP 062525
FREL	FIDELITY COVINGTON TRUST MSCI RL EST ETF
FREQ	FREQUENCY THERAPEUTICS INC COM
FRES	FRESH2 GROUP LIMITED SPONSORED ADS
FREY	FREYR BATTERY SHS
FREY+	FREYR BATTERY WT EXP 090127

FRG	FRANCHISE GROUP INC COM
FRGAP	FRANCHISE GROUP INC 7.50% CUM PFD A
FRGE	FORGE GLOBAL HOLDINGS INC COM
FRGI	FIESTA RESTAURANT GROUP INC COM
FRGT	FREIGHT TECHNOLOGIES INC SHS NEW
FRHC	FREEDOM HLDG CORP NEV COM
FRI	FIRST TR S&P REIT INDEX FD COM
FRLA	FORTUNE RISE ACQUISITION CORP CL A
FRLAU	FORTUNE RISE ACQUISITION CORP UNIT EX 120627
FRLAW	FORTUNE RISE ACQUISITION CORP WT EXP 120627
FRLN	FREELINE THERAPEUTICS HLDGS PL SPONSORED ADS
FRME	FIRST MERCHANTS CORP COM
FRMEP	FIRST MERCHANTS CORP 7.50% PFD SER A
FRO	FRONTLINE PLC COM
FROG	JFROG LTD ORD SHS
FRPH	FRP HLDGS INC COM
FRPT	FRESHPET INC COM
FRSH	FRESHWORKS INC CLASS A COM
FRST	PRIMIS FINANCIAL CORP COM
FRSX	FORESIGHT AUTONOMOUS HLDGS LTD SPONSORED ADR
FRT	FEDERAL RLTY INVT TR NEW SH BEN INT NEW
FRT-C	FEDERAL RLTY INVT TR NEW 5% CUM PFD C
FRTX	FRESH TRACKS THERAPEUTICS INC COM NEW
FRTY	THE ALGER ETF TRUST MID CAP 40 ETF
FRXB	FOREST ROAD ACQUISITION COR II CL A
FRXB+	FOREST ROAD ACQUISITION COR II WT EXP 011526
FRXB=	FOREST ROAD ACQUISITION COR II UNIT
FRZA	FORZA X1 INC COM
FSBC	FIVE STAR BANCORP COM
FSBD	FIDELITY MERRIMACK STR TR SUSTAINABLE CORE
FSBW	FS BANCORP INC COM
FSCO	FS CREDIT OPPORTUNITIES CORP COMMON STOCK
FSD	FIRST TR HIGH INCOME LONG / SH COM
FSEA	FIRST SEACOAST BANCORP INC COM

FSEC	FIDELITY MERRIMACK STR TR INVESTMENT GR SE
FSFG	FIRST SVGS FINL GROUP INC COM
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSIG	FIRST TR EXCHANGE-TRADED FD IV LIMITED DURATION
FSK	FS KKR CAP CORP COM
FSLD	FIDELITY MERRIMACK STR TR SUSTAINABLE LOW
FSLR	FIRST SOLAR INC COM
FSLY	FASTLY INC CL A
FSM	FORTUNA SILVER MINES INC COM
FSMB	FIRST TR EXCH TRADED FD III SHRT DUR MNG MUN
FSMD	FIDELITY COVINGTON TRUST SML MID MLTFCT
FSNB	FUSION ACQUISITION CORP II COM CL A
FSNB=	FUSION ACQUISITION CORP II UNIT EX 022928
FSP	FRANKLIN STR PPTYS CORP COM
FSR	FISKER INC CL A COM STK
FSRX	FINSERV ACQUISITION CORP II COM CL A
FSRXU	FINSERV ACQUISITION CORP II UNIT EX 021726
FSRXW	FINSERV ACQUISITION CORP II WT EXP 021726
FSS	FEDERAL SIGNAL CORP COM
FSST	FIDELITY COVINGTON TRUST SUSTAINABLE U S
FSTA	FIDELITY COVINGTON TRUST CONSMR STAPLES
FSTR	FOSTER L B CO COM
FSV	FIRSTSERVICE CORP NEW COM
FSYD	FIDELITY COVINGTON TRUST SUSTAINABLE HIGH
FSZ	FIRST TR EXCH TRD ALPHDX FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR LRG CP VL ALPHADEX FD COM SHS
FTAG	FIRST TR EXCHANGE TRADED FD II INDXX GLOBAL AGR
FTAI	FTAI AVIATION LTD SHS
FTAIM	FTAI AVIATION LTD 9.500% CUM PFD D
FTAIN	FTAI AVIATION LTD 8.25% RED PFD C
FTAIO	FTAI AVIATION LTD 8% CUM RED PFD B
FTAIP	FTAI AVIATION LTD 8.25% PFD SER A
FTBD	FIDELITY MERRIMACK STR TR TACTICAL BOND

FTC	FIRST TRUST LRGCP GWT ALPHADEX COM SHS
FTCH	FARFETCH LTD ORD SH CL A
FTCI	FTC SOLAR INC COM
FTCS	FIRST TR EXCHANGE-TRADED FD CAP STRENGTH ETF
FTDR	FRONTDOOR INC COM
FTDS	FIRST TR EXCHANGE-TRADED FD DIVIDEND STRNGTH
FTEC	FIDELITY COVINGTON TRUST MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTF	FRANKLIN LTD DURATION INCOME T COM
FTFT	FUTURE FINTECH GROUP INC COM NEW
FTGC	FIRST TR EXCHANGE TRAD FD VII FST TR GLB FD
FTGS	FIRST TR EXCHANGE-TRADED FD GROWTH STRENGTH
FTHI	FIRST TR EXCHANGE-TRADED FD VI BUYWRIT INCM ETF
FTHM	FATHOM HOLDINGS INC COM
FTHY	FIRST TR HIGH YIELD OPPRT 2027 COM
FTI	TECHNIPFMC PLC COM
FTIF	FIRST TR EXCHANGE-TRADED FD BLOOMBERG INFLAT
FTII	FUTURETECH II ACQUISITION CORP CLASS A COM
FTIIU	FUTURETECH II ACQUISITION CORP UNIT EX 122322
FTIIW	FUTURETECH II ACQUISITION CORP WT EXP 081828
FTK	FLOTEK INDS INC DEL COM
FTLS	FIRST TR EXCH TRADED FD III LNG/SHT EQUITY
FTNT	FORTINET INC COM
FTQI	FIRST TR EXCHANGE-TRADED FD VI NASDAQ BUYWRITE
FTRI	FIRST TR EXCHANGE TRADED FD II INDXX NAT RE ETF
FTS	FORTIS INC COM
FTSD	FRANKLIN ETF TR SHRT DUR US GOVT
FTSL	FIRST TR EXCHANGE-TRADED FD IV SENIOR LN FD
FTSM	FIRST TR EXCHANGE-TRADED FD IV FIRST TR ENH NEW
FTV	FORTIVE CORP COM
FTXG	FIRST TR EXCHANGE-TRADED FD VI NASDQ FOD BVRG
FTXH	FIRST TR EXCHANGE-TRADED FD VI NASDQ PHRMTCLS
FTXL	FIRST TR EXCHANGE-TRADED FD VI NASDQ SEMCNDTR
FTXN	FIRST TR EXCHANGE-TRADED FD VI NASDQ OIL GAS

FTXO	FIRST TR EXCHANGE-TRADED FD VI NASDAQ BK ETF
FTXR	FIRST TR EXCHANGE-TRADED FD VI NASDAQ TRANSN
FUBO	FUBOTV INC COM
FUL	FULLER H B CO COM
FULC	FULCRUM THERAPEUTICS INC COM
FULT	FULTON FINL CORP PA COM
FULTP	FULTON FINL CORP PA DEP PER PFD SR A
FUMB	FIRST TR EXCH TRADED FD III ULTRA SHT DUR MU
FUN	CEDAR FAIR L P DEPOSITRY UNIT
FUNC	FIRST UTD CORP COM
FUND	SPROTT FOCUS TR INC COM
FURY	FURY GOLD MINES LIMITED COM
FUSB	FIRST US BANCSHARES INC COM
FUSI	AMERICAN CENTY ETF TR MULTISECTOR FLOA
FUSN	FUSION PHARMACEUTICALS INC COM
FUTU	FUTU HLDGS LTD SPON ADS CL A
FUTY	FIDELITY COVINGTON TRUST MSCI UTILS INDEX
FUV	ARCIMOTO INC COM NEW
FV	FIRST TR EXCHANGE-TRADED FD VI DORSEY WRT 5 ETF
FVAL	FIDELITY COVINGTON TRUST VLU FACTOR ETF
FVC	FIRST TR EXCHANGE-TRADED FD VI DORSEY WRIGHT
FVCB	FVCBANKCORP INC COM
FVD	FIRST TR VALUE LINE DIVID INDE SHS
FVRR	FIVERR INTL LTD ORD SHS
FWAC	FIFTH WALL ACQUISITN CORP III CLASS A ORD SHS
FWBI	FIRST WAVE BIOPHARMA INC COM
FWD	AB ACTIVE ETFS INC DISRUPTORS ETF
FWONA	LIBERTY MEDIA CORP DEL COM SER A FRMLA
FWONK	LIBERTY MEDIA CORP DEL COM SER C FRMLA
FWRD	FORWARD AIR CORP COM
FWRG	FIRST WATCH RESTAURANT GROUP I COM
FXA	INVESCO CURRENCYSHARES AUSTRAL AUSTRALIAN DOL
FXB	INVESCO CURRENCYSHARES BRIT PO BRIT POUN STRL
FXC	INVESCO CURRENCYSHARES CDN DLR CDN DLR SHS

FXCO	FINANCIAL STRATEGIES ACQUISITI CLASS A COM
FXCOR	FINANCIAL STRATEGIES ACQUISITI RT
FXCOW	FINANCIAL STRATEGIES ACQUISITI WT EXP 033128
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	INVESCO CURRENCYSHARES EURO TR EURO SHS
FXED	TIDAL ETF TR SOUND ENHANCED
FXF	INVESCO CURRENCYSHARES SWISS F SWISS FRANC
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR CHINA LG-CAP ETF
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXLV	F45 TRAINING HLDGS INC COM
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXNC	FIRST NATL CORP COM
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FT CH 50
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH
FXY	INVESCO CURRENCYSHARES JAPANES JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYBR	FRONTIER COMMUNICATIONS PARENT COM
FYC	FIRST TR EXCHANGE-TRADED ALPHA SML CP GRW ALP
FYLG	GLOBAL X FDS FINANCIALS COVRD
FYT	FIRST TR EXCHANGE-TRADED ALPHA SML CAP VAL ALPH
FYX	FIRST TR SML CP CORE ALPHA FD COM SHS
FZT	FAST ACQUISITION CORP II CL A
FZT+	FAST ACQUISITION CORP II WT EXP 031626
FZT=	FAST ACQUISITION CORP II UNIT EX 031626
G	GENPACT LIMITED SHS
GAB	GABELLI EQUITY TR INC COM
GAB-G	GABELLI EQUITY TR INC CUM PFD STP G
GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GAB-K	GABELLI EQUITY TR INC 5% CUM PFD SR K
GABC	GERMAN AMERN BANCORP INC COM

GABF	GABELLI ETFS TRUST FINL SVCS OPPTYS
GAIA	GAIA INC NEW CL A
GAIN	GLADSTONE INVT CORP COM
GAINL	GLADSTONE INVT CORP CAL NT 28
GAINN	GLADSTONE INVT CORP CAL NT 26
GAINZ	GLADSTONE INVT CORP CAL NT 28
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALT	GALECTIN THERAPEUTICS INC COM NEW
GAM	GENERAL AMERN INVS CO INC COM
GAM-B	GENERAL AMERN INVS CO INC PFD B 5.95%
GAMB	GAMBLING COM GROUP LIMITED ORDINARY SHARES
GAMC	GOLDEN ARROW MERGER CORP CLASS A COM
GAMCU	GOLDEN ARROW MERGER CORP UNIT EX 073126
GAMCW	GOLDEN ARROW MERGER CORP WT EXP 073126
GAME	GAMESQUARE HLDGS INC COM
GAMR	ETF MANAGERS TR WEDBUSH VID GAME
GAN	GAN LTD SHS
GANX	GAIN THERAPEUTICS INC COM
GAQ	GENERATION ASIA I ACQUISITION CL A ORD SHS
GAQ+	GENERATION ASIA I ACQUISITION WT EXP
GAQ=	GENERATION ASIA I ACQUISITION UNITS
GASS	STEALTHGAS INC SHS
GAST	GABELLI ETFS TRUST AUTOMATION ETF
GATE	MARBLEGATE ACQUISITION CORP COM CL A
GATEU	MARBLEGATE ACQUISITION CORP UNIT EX 083128
GATEW	MARBLEGATE ACQUISITION CORP WT EXP 083128
GATO	GATOS SILVER INC COM
GATX	GATX CORP COM
GAU	GALIANO GOLD INC COM
GAZ	BARCLAYS BANK PLC IPATHBBGNATGAS37
GB	GLOBAL BLUE GROUP HOLDING AG ORD SHS
GB+	GLOBAL BLUE GROUP HOLDING AG WT EXP 082825
GBAB	GUGGENHEIM TAXABLE MUNICP BOND COM
GBBK	GLOBAL BLOCKCHAIN ACQUI CORP COMMON STOCK

GBBKR	GLOBAL BLOCKCHAIN ACQUI CORP RT
GBBKW	GLOBAL BLOCKCHAIN ACQUI CORP WT EXP 050927
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM
GBF	ISHARES TR GOV/CRED BD ETF
GBIL	GOLDMAN SACHS ETF TR ACCES TREASURY
GBIO	GENERATION BIO CO COM
GBLD	INVESCO EXCH TRADED FD TR II MSCI GREEN BUIL
GBLI	GLOBAL INDEMNITY GROUP LLC COM CL A
GBNH	GREENBROOK TMS INC COM NEW
GBNY	GENERATIONS BANCORP NY INC COM
GBR	NEW CONCEPT ENERGY INC COM
GBTG	GLOBAL BUSINESS TRAVEL GROUP COM CL A
GBUY	GOLDMAN SACHS ETF TR FUTURE CONSUMER
GBX	GREENBRIER COS INC COM
GCAD	GABELLI ETFS TRUST COMMERCIAL AEROS
GCBC	GREENE CNTY BANCORP INC COM
GCC	WISDOMTREE TR ENHNCD CMMDTY ST
GCI	GANNETT CO INC COM
GCMG	GCM GROSVENOR INC COM CL A
GCMGW	GCM GROSVENOR INC WT EXP 111725
GCO	GENESCO INC COM
GCOR	GOLDMAN SACHS ETF TR ACCESS US AGRAT
GCT	GIGACLOUD TECHNOLOGY INC CLASS A ORD
GCTK	GLUCOTRACK INC COM NEW
GCV	GABELLI CONV & INC SECS FD INC COM
GD	GENERAL DYNAMICS CORP COM
GDC	GD CULTURE GROUP LTD COM NEW
GDDY	GODADDY INC CL A
GDEF	GOLDMAN SACHS ETF TR DEFENSIVE EQUITY
GDEN	GOLDEN ENTMT INC COM
GDEV	NEXTERS INC ORDINARY SHARES
GDEVW	NEXTERS INC WT EXP 082626
GDHG	GOLDEN HEAVEN GROUP HLDGS LTD ORD SHS

GDIV	HARBOR ETF TRUST DIVIDEND GTH LEA
GDL	GDL FD COM SH BEN IT
GDL-C	GDL FD 4% CUM PFD SER C
GDNR	GARDINER HEALTHCARE ACQTS CORP COMMON STOCK
GDNRU	GARDINER HEALTHCARE ACQTS CORP UNIT
GDNRW	GARDINER HEALTHCARE ACQTS CORP WT EXP 073028
GDO	WESTERN ASSET GLOBAL CORP DEFI COM
GDOC	GOLDMAN SACHS ETF TR FUTURE HEALTH
GDOT	GREEN DOT CORP CL A
GDRX	GOODRX HLDGS INC COM CL A
GDS	GDS HLDGS LTD SPONSORED ADS
GDST	GOLDENSTONE ACQUISITION LTD COM
GDSTR	GOLDENSTONE ACQUISITION LTD RT
GDSTU	GOLDENSTONE ACQUISITION LTD UNIT EX 071526
GDSTW	GOLDENSTONE ACQUISITION LTD WT EXP 071526
GDTC	CYTOMED THERAPEUTICS LIMITED SHS
GDV	GABELLI DIVID & INCOME TR COM
GDV-H	GABELLI DIVID & INCOME TR 5.375 SR H CUM P
GDV-K	GABELLI DIVID & INCOME TR 4.25% SER K PFD
GDVD	NORTHERN LTS FD TR IV R3 GBL DIVIDEND
GDX	VANECK ETF TRUST GOLD MINERS ETF
GDXD	BANK MONTREAL MEDIUM MICRSCTR GLD 3X
GDXJ	VANECK ETF TRUST JUNIOR GOLD MINE
GDXU	BANK MONTREAL MEDIUM MICROSCTR 3X LEV
GDYN	GRID DYNAMICS HLDGS INC CL A
GE	GENERAL ELECTRIC CO COM NEW
GECC	GREAT ELM CAP CORP COM NEW
GECCM	GREAT ELM CAP CORP 6.75% NT 25
GECCN	GREAT ELM CAP CORP CAL NT 24
GECCO	GREAT ELM CAP CORP CAL NT 26
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEG	GREAT ELM GROUP INC COM NEW
GEGGL	GREAT ELM GROUP INC NT CALL 27

GEHC	GE HEALTHCARE TECHNOLOGIES INC COMMON STOCK
GEHI	GRAVITAS EDUCATION HLDGS INC SPON ADS
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GEM	GOLDMAN SACHS ETF TR ACTIVEBETA EME
GEN	GEN DIGITAL INC COM
GENC	GENCOR INDS INC COM
GENE	GENETIC TECHNOLOGIES LTD NEW SPONSRD ADR
GENI	GENIUS SPORTS LIMITED SHARES CL A
GENQ	GENESIS UNICORN CAPITAL CORP CLASS A COM
GENQU	GENESIS UNICORN CAPITAL CORP UNIT EX 063026
GENQW	GENESIS UNICORN CAPITAL CORP WT EXP 063026
GENY	PRINCIPAL EXCHANGE TRADED FDS PRIN MILNS GBL
GEO	GEO GROUP INC NEW COM
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GER	GOLDMAN SACHS MLP ENERGY RENAI COM
GERM	ETF MANAGERS TR TREATMENTS TSTNG
GERN	GERON CORP COM
GES	GUESS INC COM
GETR	GETAROUND INC COM
GETR+	GETAROUND INC WT EXP 030926
GETY	GETTY IMAGES HOLDINGS INC CL A COM
GEVO	GEVO INC COM PAR
GF	NEW GERMANY FD INC COM
GFAI	GUARDFORCE AI CO LTD SHS NEW
GFAIW	GUARDFORCE AI CO LTD WT EXP 100126
GFF	GRIFFON CORP COM
GFGD	THE GROWTH FOR GOOD ACQU CORP CLASS A ORD SHS
GFGDR	THE GROWTH FOR GOOD ACQU CORP RT
GFGDU	THE GROWTH FOR GOOD ACQU CORP UNIT EX 111226
GFGDW	THE GROWTH FOR GOOD ACQU CORP WT EXP 111226
GFGF	EA SERIES TRUST GURU FAV STOCKS
GFI	GOLD FIELDS LTD SPONSORED ADR
GFL	GFL ENVIRONMENTAL INC SUB VTG SHS
GFOF	ETF SER SOLUTIONS GRAYSCALE FUTURE

GFOR	GRAF ACQUISITION CORP IV COM
GFOR+	GRAF ACQUISITION CORP IV WT EXP 053128
GFOR=	GRAF ACQUISITION CORP IV UNIT 053128
GFS	GLOBALFOUNDRIES INC ORDINARY SHARES
GFX	GOLDEN FALCON ACQUISITION CORP CL A
GFX+	GOLDEN FALCON ACQUISITION CORP WT EXP 110426
GFX=	GOLDEN FALCON ACQUISITION CORP UNIT
GGAA	GENESIS GRWT TECH ACQUSTN CORP CLASS A ORD SHS
GGAAU	GENESIS GRWT TECH ACQUSTN CORP UNIT
GGAAW	GENESIS GRWT TECH ACQUSTN CORP WT EXP
GGAL	GRUPO FINANCIERO GALICIA S.A. SPONSORED ADR
GGB	GERDAU SA SPON ADR REP PFD
GGE	GREEN GIANT INC COM NEW
GGG	GRACO INC COM
GGLL	DIREXION SHS ETF TR DAILY GOOGL BULL
GGLS	DIREXION SHS ETF TR DAILY GOOGL BR1X
GGN	GAMCO GLOBAL GOLD NAT RES & COM SH BEN INT
GGN-B	GAMCO GLOBAL GOLD NAT RES & PFD SER B 5.00%
GGR	GOGORO INC ORDINARY SHARES
GGROW	GOGORO INC WT EXP 040427
GGRW	GABELLI ETFS TRUST GROWTH INNOVATOR
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-E	GABELLI MULTIMEDIA TR INC 5.125% PFD SER E
GGT-G	GABELLI MULTIMEDIA TR INC 5.125% SER G PFD
GGZ	GABELLI GLOBAL SMALL & MID CAP COM
GH	GUARDANT HEALTH INC COM
GHC	GRAHAM HLDGS CO COM CL B
GHG	GREENTREE HOSPITALITY GROUP SPONSORED ADS
GHI	GREYSTONE HOUSING IMPACT INVES BEN UNIT CTF
GHIX	GORES HOLDINGS IX INC CLASS A COM
GHIXU	GORES HOLDINGS IX INC UNIT EX 011429
GHIXW	GORES HOLDINGS IX INC WT EXP 011429
GHL	GREENHILL & CO INC COM
GHLD	GUILD HLDGS CO CL A

GHM	GRAHAM CORP COM
GHRS	GH RESEARCH PLC ORDINARY SHARES
GHSI	GUARDION HEALTH SCIENCES INC COM NEW
GHY	PGIM GLOBAL HIGH YIELD FD FORM COM
GHYB	GOLDMAN SACHS ETF TR ACCESS HIG YLD
GIA	GIGCAPITAL 5 INC COMMON STOCK
GIB	CGI INC CL A SUB VTG
GIC	GLOBAL INDUSTRIAL COMPANY COM
GIFI	GULF IS FABRICATION INC COM
GIGB	GOLDMAN SACHS ETF TR ACCESS INVT GR
GIGM	GIGAMEDIA LTD SHS NEW
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIM	TEMPLETON GLOBAL INCOME FD COM
GINN	GOLDMAN SACHS ETF TR INNOVAT EQ ETF
GIPR	GENERATION INCOME PPTYS INC COM NEW
GIPRW	GENERATION INCOME PPTYS INC WT EXP 090326
GIS	GENERAL MLS INC COM
GJH	STRATS TR UTD STS CELLULAR COR STRATS 6.375
GJO	STRATS TR FOR WAL-MART STORES STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GK	ADVISORSHARES TR GERBER KAWASAKI
GKOS	GLAUKOS CORP COM
GL	GLOBE LIFE INC COM
GL-D	GLOBE LIFE INC JR SUB DEB 61
GLAD	GLADSTONE CAPITAL CORP COM
GLBE	GLOBAL E ONLINE LTD SHS
GLBS	GLOBUS MARITIME LIMITED NEW COM NEW

GLBZ	GLEN BURNIE BANCORP COM
GLCN	VANECK ETF TRUST CHINA GROWTH LDR
GLD	SPDR GOLD TR GOLD SHS
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDG	GOLDMINING INC COM
GLDI	CREDIT SUISSE AG NASSAU BRH X LINK GOLD SHS
GLDM	WORLD GOLD TR SPDR GLD MINIS
GLDX	USCF ETF TR GOLD STRATEGY
GLG	TD HLDGS INC COM NEW
GLIF	AGF INVTS TR GLOBAL INFRASTR
GLIN	VANECK ETF TRUST INDIA GROWTH LDR
GLL	PROSHARES TR II ULTRASHRT NEW
GLLI	GLOBALINK INVT INC COM
GLLIR	GLOBALINK INVT INC RT
GLLIU	GLOBALINK INVT INC UNIT EX 120626
GLLIW	GLOBALINK INVT INC WT EXP 120326
GLMD	GALMED PHARMACEUTICALS LTD SHS NEW
GLNG	GOLAR LNG LTD SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOB	GLOBANT S A COM
GLOF	ISHARES TR GLOBAL EQUITY
GLOG-A	GASLOG LTD PFD SHS SER A
GLOP	GASLOG PARTNERS LP UNIT LTD PTNRP
GLOP-A	GASLOG PARTNERS LP PFD UNIT SER A
GLOP-B	GASLOG PARTNERS LP 8.20% PFD UNIT B
GLOP-C	GASLOG PARTNERS LP 8.5 CUM PFD UT C
GLP	GLOBAL PARTNERS LP COM UNITS
GLP-A	GLOBAL PARTNERS LP 9.75 PFD UT SR A
GLP-B	GLOBAL PARTNERS LP 9.50 RED PFD B
GLPG	GALAPAGOS NV SPON ADR
GLPI	GAMING & LEISURE PPTYS INC COM
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRY	NORTHERN LTS FD TR IV INSPIRE FAITH MD

GLSI	GREENWICH LIFESCIENCES INC COM
GLST	GLOBAL STAR ACQUISITION INC CLASS A COM
GLSTR	GLOBAL STAR ACQUISITION INC RT
GLSTU	GLOBAL STAR ACQUISITION INC UNIT EX 071528
GLSTW	GLOBAL STAR ACQUISITION INC WT EXP 071528
GLT	GLATFELTER CORPORATION COM
GLTA	GALATA ACQUISITION CORP SHS CL A
GLTA+	GALATA ACQUISITION CORP WT EXP
GLTA=	GALATA ACQUISITION CORP UNIT
GLTO	GALECTO INC COM
GLTR	ABRDN PRECIOUS METALS BASKET E PHYSCL PRECS MET
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLU-A	GABELLI GLOBL UTIL & INCOME TR 6% PFD STP SR A
GLU-B	GABELLI GLOBL UTIL & INCOME TR 7% CUM SER B
GLUE	MONTE ROSA THERAPEUTICS INC COM
GLV	CLOUGH GLOBAL DIVID & INCOME F COM
GLW	CORNING INC COM
GLYC	GLYCOMIMETICS INC COM
GM	GENERAL MTRS CO COM
GMAB	GENMAB A/S SPONSORED ADS
GMBL	ESPORTS ENTMT GROUP INC COM
GMBLP	ESPORTS ENTMT GROUP INC 10% CONV PFD A
GMBLW	ESPORTS ENTMT GROUP INC WT EXP 041625
GMBLZ	ESPORTS ENTMT GROUP INC WT EXP 030227
GMDA	GAMIDA CELL LTD SHS
GME	GAMESTOP CORP NEW CL A
GMED	GLOBUS MED INC CL A
GMET	VANECK ETF TRUST GREEN METALS ETF
GMF	SPDR INDEX SHS FDS ASIA PACIF ETF
GMFI	AETHERIUM ACQUISITION CORP CLASS A COM
GMFIU	AETHERIUM ACQUISITION CORP UNIT EX 122126
GMFIW	AETHERIUM ACQUISITION CORP WT EXP 122126
GMGI	GOLDEN MATRIX GROUP INC COM
GMRE	GLOBAL MED REIT INC COM NEW

GMRE-A	GLOBAL MED REIT INC 7.50% CUM PFD A
GMS	GMS INC COM
GMUN	GOLDMAN SACHS ETF TR COMMUNITY MUNI
GMVD	G MED INNOVATIONS HLDGS LTD SHS NEW
GMVDW	G MED INNOVATIONS HLDGS LTD WT EXP 062925
GNE	GENIE ENERGY LTD CL B
GNE-A	GENIE ENERGY LTD PFD-2012-A
GNFT	GENFIT S A ADS
GNK	GENCO SHIPPING & TRADING LTD SHS
GNL	GLOBAL NET LEASE INC COM NEW
GNL-A	GLOBAL NET LEASE INC 7.25% CUM PFD A
GNL-B	GLOBAL NET LEASE INC 6.875% CUM PFD B
GNLN	GREENLANE HLDGS INC CL A NEW
GNLX	GENELUX CORPORATION COM
GNMA	ISHARES TR GNMA BOND ETF
GNOM	GLOBAL X FDS GENOMIC BIOTECH
GNPX	GENPREX INC COM
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNS	GENIUS GROUP LTD ORD SHS
GNSS	GENASYS INC COM
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNT-A	GAMCO NAT RES GOLD & INCOME TR 5.20% PFD SER A
GNTA	GENENTA SCIENCE S P A SPONSORED ADS
GNTX	GENTEX CORP COM
GNTY	GUARANTY BANCSHARES INC TEX COM
GNUS	GENIUS BRANDS INTL INC COM NEW
GNW	GENWORTH FINL INC COM CL A
GO	GROCERY OUTLET HLDG CORP COM
GOAU	ETF SER SOLUTIONS US GBL GLD PRE
GOCO	GOHEALTH INC CL A NEW
GODNU	GOLDEN STAR ACQUISITION CORP UNITS EX 050128
GOEV	CANOO INC COM CL A
GOEVW	CANOO INC WT EXP 122125

GOEX	GLOBAL X FDS GLOBAL X GOLD EX
GOF	GUGGENHEIM STRATEGIC OPPORTUN COM SBI
GOGL	GOLDEN OCEAN GROUP LTD SHS NEW
GOGN	GOGREEN INVESTMENTS CORP ORD SHS CL A
GOGN+	GOGREEN INVESTMENTS CORP WT EXP 053128
GOGN=	GOGREEN INVESTMENTS CORP UNIT
GOGO	GOGO INC COM
GOL	GOL LINHAS AEREAS INTELIGENTES SPON ADR PFD NEW
GOLD	BARRICK GOLD CORP COM
GOLF	ACUSHNET HLDGS CORP COM
GOOD	GLADSTONE COMMERCIAL CORP COM
GOODN	GLADSTONE COMMERCIAL CORP 6.625 SR E PFD
GOODO	GLADSTONE COMMERCIAL CORP 6% CUM PFD G
GOOG	ALPHABET INC CAP STK CL C
GOOGL	ALPHABET INC CAP STK CL A
GOOS	CANADA GOOSE HLDGS INC SHS SUB VTG
GORO	GOLD RESOURCE CORP COM
GOSS	GOSSAMER BIO INC COM
GOTU	GAOTU TECHEDU INC SPONSORED ADS
GOVX	GEOVAX LABS INC COM
GOVXW	GEOVAX LABS INC WT EXP 092925
GP	GREENPOWER MTR CO INC COM NEW
GPAC	GLOBAL PARTNER ACQISTN CORP II CL A SHS
GPACU	GLOBAL PARTNER ACQISTN CORP II UNIT EX 010626
GPACW	GLOBAL PARTNER ACQISTN CORP II WT EXP 011428
GPC	GENUINE PARTS CO COM
GPCR	STRUCTURE THERAPEUTICS INC SPONSORED ADS
GPI	GROUP 1 AUTOMOTIVE INC COM
GPJA	GEORGIA PWR CO 5% JR SUB NT 77
GPK	GRAPHIC PACKAGING HLDG CO COM
GPMT	GRANITE PT MTG TR INC COM STK
GPMT-A	GRANITE PT MTG TR INC 7% FLTG PFD SR A
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COMMON SHARES

GPP	GREEN PLAINS PARTNERS LP COM REP PTR IN
GPRE	GREEN PLAINS INC COM
GPRK	GEOPARK LTD USD SHS
GPRO	GOPRO INC CL A
GPS	GAP INC COM
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRAB	GRAB HOLDINGS LIMITED CLASS A ORD
GRABW	GRAB HOLDINGS LIMITED WT EXP 120126
GRBK	GREEN BRICK PARTNERS INC COM
GRBK-A	GREEN BRICK PARTNERS INC 5.75% DEP PFD A
GRC	GORMAN RUPP CO COM
GRCL	GRACELL BIOTECHNOLOGIES INC SPONSORED ADS
GREE	GREENIDGE GENERATION HLDGS INC CLASS A COM
GREEL	GREENIDGE GENERATION HLDGS INC CAL NT 26
GREI	GOLDMAN SACHS ETF TR FUTURE REAL ESTA
GREK	GLOBAL X FDS MSCI GREECE ETF
GRES	INDEXIQ ETF TR IQ GLB RES ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRFX	GRAPHEX GROUP LTD SPONSORED ADS
GRI	GRI BIO INC COM
GRID	FIRST TR EXCHANGE TRADED FD II NASDQ CLN EDGE
GRIL	MUSCLE MAKER INC COM
GRIN	GRINDROD SHIPPING HOLDINGS LTD SHS
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC IPATH SER B ETN
GRNA	GREENLIGHT BIOSCIENCS HLDS PBC COMMON STOCK
GRNAW	GREENLIGHT BIOSCIENCS HLDS PBC WT EXP 020227
GRNB	VANECK ETF TRUST GREEN BOND ETF
GRND	GRINDR INC COM
GRND+	GRINDR INC WT EXP 111827
GRNQ	GREENPRO CAP CORP COM NEW
GRNR	GLOBAL X FDS GREEN BUILDNG ET
GRNT	GRANITE RIDGE RESOURCES INC COM

GRNT+	GRANITE RIDGE RESOURCES INC WT EXP 102427
GROM	GROM SOCIAL ENTRPRISES INC COM
GROMW	GROM SOCIAL ENTRPRISES INC WT EXP 062126
GROV	GROVE COLLABORATIVE HOLD INC COM CL A
GROV+	GROVE COLLABORATIVE HOLD INC WT EXP 061627
GROW	U S GLOBAL INVS INC CL A
GROY	GOLD ROYALTY CORP COMMON SHARES
GROY+	GOLD ROYALTY CORP WT EXP
GRP=	GRANITE REAL ESTATE INVT TR STAPLED UNIT
GRPH	GRAPHITE BIO INC COM
GRPN	GROUPON INC COM NEW
GRRR	GORILLA TECHNOLOGY GROUP INC ORDINARY SHARES
GRRRW	GORILLA TECHNOLOGY GROUP INC WT EXP 071327
GRTS	GRITSTONE BIO INC COM
GRTX	GALERA THERAPEUTICS INC COM
GRVY	GRAVITY CO LTD SPONSORED ADS NE
GRWG	GROWGENERATION CORP COM
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GRZZ	LISTED FD TR GRIZZLE GROWTH E
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GS-J	GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J
GS-K	GOLDMAN SACHS GROUP INC DEP 1/1000 SER K
GSAT	GLOBALSTAR INC COM
GSBC	GREAT SOUTHN BANCORP INC COM
GSBD	GOLDMAN SACHS BDC INC SHS
GSD	GLOBAL SYSTEMS DYNAMICS INC CLASS A COM
GSDWU	GLOBAL SYSTEMS DYNAMICS INC UNIT EX 040124
GSDWW	GLOBAL SYSTEMS DYNAMICS INC WT EXP 040126
GSEU	GOLDMAN SACHS ETF TR ACTIVEBETA EUR
GSFP	GOLDMAN SACHS ETF TR FUTURE
GSG	ISHARES S&P GSCI COMMODITY- IN UNIT BEN INT

GSHD	GOOSEHEAD INS INC COM CL A
GSIE	GOLDMAN SACHS ETF TR ACTIVEBETA INT
GSIG	GOLDMAN SACHS ETF TR ACES INVSTMNT GR
GSIT	GSI TECHNOLOGY INC COM
GSJY	GOLDMAN SACHS ETF TR ACTIVEBETA JAP
GSK	GSK PLC SPONSORED ADR
GSL	GLOBAL SHIP LEASE INC NEW COM CL A
GSL-B	GLOBAL SHIP LEASE INC NEW DEP SH SER-B
GSLC	GOLDMAN SACHS ETF TR ACTIVEBETA US LG
GSM	FERROGLOBE PLC SHS
GSMG	GLORY STAR NEW MED GP HLDG LTD SHS
GSMGW	GLORY STAR NEW MED GP HLDG LTD WT EXP 021325
GSP	BARCLAYS BANK PLC IPSPGS TTL ETN
GSPY	TIDAL ETF TR GOTHAM ENHNCD
GSQB	G SQUARED ASCEND II INC COM CL A
GSQB+	G SQUARED ASCEND II INC WT EXP 123126
GSQB=	G SQUARED ASCEND II INC UNIT
GSRM	GSR II METEORA ACQUISITN CORP CLASS A COM
GSRMR	GSR II METEORA ACQUISITN CORP RT
GSRMU	GSR II METEORA ACQUISITN CORP UNIT EX 022427
GSRMW	GSR II METEORA ACQUISITN CORP WT EXP 022427
GSSC	GOLDMAN SACHS ETF TR ACTIVEBETA US
GSUN	GOLDEN SUN ED GROUP LTD CLASS A ORD
GSY	INVESCO ACTIVELY MANAGED ETF ULTRA SHRT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTAC	GLOBAL TECHNOLGY ACQSTN CORP I CLASS A ORD
GTACU	GLOBAL TECHNOLGY ACQSTN CORP I UNIT EX 101926
GTACW	GLOBAL TECHNOLGY ACQSTN CORP I WT EXP 101926
GTBP	GT BIOPHARMA INC COM NEW
GTE	GRAN TIERRA ENERGY INC COM
GTEC	GREENLAND TECHNOLOGIES HLDG SHS NEW
GTEK	GOLDMAN SACHS ETF TR FUTURE TECH LEAD
GTES	GATES INDL CORP PLC ORD SHS
GTH	GENETRON HLDGS LTD ADS

GTHX	G1 THERAPEUTICS INC COM
GTIM	GOOD TIMES RESTAURANTS INC COM NEW
GTLB	GITLAB INC CLASS A COM
GTLS	CHART INDS INC COM
GTLS-B	CHART INDS INC 6.75DP CNV PFD B
GTN	GRAY TELEVISION INC COM
GTN.A	GRAY TELEVISION INC CL A
GTO	INVESCO ACTIVELY MANAGED ETF TOTAL RETURN
GTR	WISDOMTREE TR TARGET RANGE FD
GTX	GARRETT MOTION INC COM
GTXAP	GARRETT MOTION INC PFD CONV SER A
GTY	GETTY RLTY CORP NEW COM
GUG	GUGGENHEIM ACTIVE ALLOC FD COMMON STOCK
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GURE	GULF RES INC COM
GURU	GLOBAL X FDS GLB X GURU INDEX
GUSA	GOLDMAN SACHS ETF TRUST II MARKETBETA US EQ
GUSH	DIREXION SHS ETF TR OIL GAS BL 2X SH
GUT	GABELLI UTIL TR COM
GUT-C	GABELLI UTIL TR PFD CUM SER C
GVA	GRANITE CONSTR INC COM
GVIP	GOLDMAN SACHS ETF TR HEDGE IND ETF
GVLU	TIDAL ETF TR GOTHAM 1000 VALU
GVP	GSE SYS INC COM
GWAV	GREENWAVE TECHNOLOGY SOLUTIONS COM NEW
GWH	ESS TECH INC COMMON STOCK
GWH+	ESS TECH INC WT EXP 091527
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRS	GLOBAL WTR RES INC COM
GWW	GRAINGER W W INC COM
GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXG	GLOBAL X FDS GLBX MSCI COLUM
GXO	GXO LOGISTICS INCORPORATED COMMON STOCK

GXTG	GLOBAL X FDS THMATC GWT ETF
GYLD	ARROW ETF TR ARROW DJ GLB YLD
GYRO	GYRODYNE LLC COM
H	HYATT HOTELS CORP COM CL A
HA	HAWAIIAN HOLDINGS INC COM
HACK	ETF MANAGERS TR PRIME CYBR SCRTY
HAE	HAEMONETICS CORP MASS COM
HAFC	HANMI FINL CORP COM NEW
HAIA	HEALTHCARE AI ACQUISITION CORP CLASS A ORD SHS
HAIAU	HEALTHCARE AI ACQUISITION CORP UNIT EX 120726
HAIAW	HEALTHCARE AI ACQUISITION CORP WT EXP
HAIL	SPDR SER TR S&P KENSHO SMART
HAIN	HAIN CELESTIAL GROUP INC COM
HAL	HALLIBURTON CO COM
HALL	HALLMARK FINL SVCS INC COM
HALO	HALOZYME THERAPEUTICS INC COM
HAP	VANECK ETF TRUST NATURAL RESOURC
HAPI	HARBOR ETF TRUST CORPORATE CULT
HAPS	HARBOR ETF TRUST CORPORATE CULT
HAPY	HARBOR ETF TRUST CORP CULTURE LEA
HARD	SIMPLIFY EXCHANGE TRADED FUNDS COMMODITIES STRA
HARP	HARPOON THERAPEUTICS INC COM
HART	INDEXIQ ETF TR HEALTHY HEARTS
HAS	HASBRO INC COM
HASI	HANNON ARMSTRONG SUST INFR CAP COM
HAUZ	DBX ETF TR XTRACK INTL REAL
HAWX	ISHARES TR MSCI ACWI EXUS
HAYN	HAYNES INTL INC COM NEW
HAYW	HAYWARD HLDGS INC COM
HBAN	HUNTINGTON BANCSHARES INC COM
HBANL	HUNTINGTON BANCSHARES INC 6.875% DEP PFD J
HBANM	HUNTINGTON BANCSHARES INC 5.7% DP SH PFD I
HBANP	HUNTINGTON BANCSHARES INC 4.500% DEP PFD H
HBB	HAMILTON BEACH BRANDS HLDG CO COM CL A

HBCP	HOME BANCORP INC COM
HBI	HANESBRANDS INC COM
HBIO	HARVARD BIOSCIENCE INC COM
HBM	HUDBAY MINERALS INC COM
HBNC	HORIZON BANCORP INC COM
HBT	HBT FINL INC. COM
HCA	HCA HEALTHCARE INC COM
HCAT	HEALTH CATALYST INC COM
HCC	WARRIOR MET COAL INC COM
HCCI	HERITAGE CRYSTAL CLEAN INC COM
HCDI	HARBOR CUSTOM DEVELOPMENT INC COM NEW
HCDIP	HARBOR CUSTOM DEVELOPMENT INC 8% CONV PFD SR A
HCDIW	HARBOR CUSTOM DEVELOPMENT INC WT EXP 050926
HCDIZ	HARBOR CUSTOM DEVELOPMENT INC WT EXP 100426
HCI	HCI GROUP INC COM
HCKT	HACKETT GROUP INC COM
HCM	HUTCHMED CHINA LTD SPONSORED ADS
HCMA	HCM ACQUISITION CO CLASS A ORD SHS
HCMAU	HCM ACQUISITION CO UNIT EX 012027
HCMAW	HCM ACQUISITION CO WT EXP 012027
HCNE	JAWS HURRICANE ACQUISITN CORP CLASS A COM
HCNEU	JAWS HURRICANE ACQUISITN CORP UNIT EX 060826
HCNEW	JAWS HURRICANE ACQUISITN CORP WT EXP 032626
HCOM	HARTFORD FDS EXCHANGE TRADED T SCHRODERS COMMOD
HCP	HASHICORP INC COM CL A
HCSG	HEALTHCARE SVCS GROUP INC COM
HCTI	HEALTHCARE TRIANGLE INC COM NEW
HCVI	HENNESSY CAPITAL INVST CORP VI CLASS A COM
HCVIU	HENNESSY CAPITAL INVST CORP VI UNIT
HCVIW	HENNESSY CAPITAL INVST CORP VI WT EXP 061026
HCWB	HCW BIOLOGICS INC COM
HCXY	HERCULES CAPITAL INC 6.25% SR NT 33
HD	HOME DEPOT INC COM
HDAW	DBX ETF TR XTRACK MSCI ALL

HDB	HDFC BANK LTD SPONSORED ADS
HDEF	DBX ETF TR XTRACK MSCI EAFE
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDLB	UBS AG LONDON BRANCH ETRACS ETN 49
HDMV	FIRST TR EXCH TRADED FD III HORIZON MNGD ETF
HDRO	ETF SER SOLUTIONS DEFIANCE NEXT
HDSN	HUDSON TECHNOLOGIES INC COM
HDUS	LATTICE STRATEGIES TR HARTFORD DISCIPL
HDV	ISHARES TR CORE HIGH DV ETF
HE	HAWAIIAN ELEC INDUSTRIES COM
HEAR	TURTLE BEACH CORP COM NEW
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEES	H & E EQUIPMENT SERVICES INC COM
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HELE	HELEN OF TROY LTD COM
HEP	HOLLY ENERGY PARTNERS L P COM UT LTD PTN
HEPA	HEPION PHARMACEUTICALS INC COM NEW
HEPS	D MARKET ELECTR SVCS & TRADING SPONSORED ADS
HEQ	JOHN HANCOCK HEDGED EQUITY & I COM
HEQT	SIMPLIFY EXCHANGE TRADED FUNDS HEDGED EQUITY
HERD	PACER FDS TR CASH COWS ETF
HERO	GLOBAL X FDS VDEO GAM ESPRT
HES	HESS CORP COM
HESM	HESS MIDSTREAM LP CL A SHS
HEWC	ISHARES TR MSCI CDA ETF
HEWG	ISHARES TR CUR HED MSCI GER
HEWJ	ISHARES TR HDG MSCI JAPAN
HEWU	ISHARES TR MSCI UN KNGDOM
HEXO	HEXO CORP COM
HEZU	ISHARES TR CUR HD EURZN ETF
HFBL	HOME FED BANCORP INC LA NEW COM
HFFG	HF FOODS GROUP INC COM

HFND	TIDAL ETF TR UNLIMITED HFND
HFRO	HIGHLAND INCOME FD HIGHLAND INCOME
HFRO-A	HIGHLAND INCOME FD 5.375% SR A PFD
HFWA	HERITAGE FINL CORP WASH COM
HFXI	INDEXIQ ETF TR FTSE INTERNL EQT
HGBL	HERITAGE GLOBAL INC COM
HGEN	HUMANIGEN INC COM NEW
HGER	HARBOR ETF TRUST HARBOR COMMODITY
HGLB	HIGHLAND GLOBAL ALLOCATION FD COM
HGTY	HAGERTY INC CL A COM
HGTY+	HAGERTY INC WT EXP 120226
HGV	HILTON GRAND VACATIONS INC COM
HHC	HOWARD HUGHES CORP COM
HHGC	HHG CAPITAL CORPORATION ORDINARY SHARES
HHGCR	HHG CAPITAL CORPORATION RT
HHGCU	HHG CAPITAL CORPORATION UNIT EX 022526
HHGCW	HHG CAPITAL CORPORATION WT EXP 022526
HHLA	HH&L ACQUISITION CO SHS CL A
HHLA+	HH&L ACQUISITION CO WT EXP 020426
HHLA=	HH&L ACQUISITION CO UNIT
HHR	HEADHUNTER GROUP PLC SPONSORED ADS
HHRS	HAMMERHEAD ENERGY INC CLASS A COM
HHRSW	HAMMERHEAD ENERGY INC WT EXP 022328
HHS	HARTE HANKS INC COM
HI	HILLENBRAND INC COM
HIBB	HIBBETT INC COM
HIBL	DIREXION SHS ETF TR DAILY S&P BULL
HIBS	DIREXION SHS ETF TR DAILY S&P BEAR
HIDV	AB ACTIVE ETFS INC US HIGH DIVIDEND
HIE	MILLER HOWARD HIGH INC EQTY FD COM SHS BEN IN
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD FINL SVCS GROUP INC COM
HIG-G	HARTFORD FINL SVCS GROUP INC 6.0 DPSHS PFD G
HIGH	SIMPLIFY EXCHANGE TRADED FUNDS ENHANCED INM ETF

HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HILS	HILLSTREAM BIOPHARMA INC COM
HIMS	HIMS & HERS HEALTH INC COM CL A
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIO	WESTERN ASSET HIGH INCOME OPPO COM
HIPO	HIPPO HLDGS INC COM NEW
HIPO+	HIPPO HLDGS INC WT EXP 080226
HIPS	GRANITESHARES ETF TR HIPS US HIGH INC
HISF	FIRST TR EXCHANGE-TRADED FD IV HIGH INCM STRGC
HITI	HIGH TIDE INC COM NEW
HIVE	HIVE BLOCKCHAIN TECHNLGIES LTD COM NEW
HIW	HIGHWOODS PPTYS INC COM
HIX	WESTERN ASSET HIGH INCOM FD II COM
HJEN	DIREXION SHS ETF TR HYDROGEN ETF
HKD	AMTD DIGITAL INC SPONSORED ADS
HKIT	HITEK GLOBAL INC ORD SHS
HKND	HUMANKIND BENEFIT CORPORATION HUMANKIND US STK
HL	HECLA MNG CO COM
HL-B	HECLA MNG CO PFD CV SER B
HLAL	LISTED FD TR WAHED FTSE ETF
HLF	HERBALIFE LTD COM SHS
HLGE	LATTICE STRATEGIES TR HARTFORD LONGEVI
HLGN	HELIOGEN INC COMMON STOCK
HLGN+	HELIOGEN INC WT EXP 123026
HLI	HOULIHAN LOKEY INC CL A
HLIO	HELIOS TECHNOLOGIES INC COM
HLIT	HARMONIC INC COM
HLLY	HOLLEY INC COM
HLLY+	HOLLEY INC WT EX 113027
HLMN	HILLMAN SOLUTIONS CORP COM
HLN	HALEON PLC SPON ADS
HLNE	HAMILTON LANE INC CL A
HLP	HONGLI GROUP INC. ORDINARY SHARES

HLT	HILTON WORLDWIDE HLDGS INC COM
HLTH	CUE HEALTH INC COM
HLVX	HILLEVAX INC COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HMA	HEARTLAND MEDIA ACQUISITION CL A COM
HMA+	HEARTLAND MEDIA ACQUISITION WT EXP
HMA=	HEARTLAND MEDIA ACQUISITION UNIT
HMAC	HAINAN MANASLU ACQUISTN CORP ORDINARY SHARES
HMACR	HAINAN MANASLU ACQUISTN CORP RT
HMACU	HAINAN MANASLU ACQUISTN CORP UNIT EX 013129
HMACW	HAINAN MANASLU ACQUISTN CORP WT EXP 013129
HMC	HONDA MOTOR LTD AMERN SHS
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMNF	HMN FINL INC COM
HMOP	HARTFORD FDS EXCHANGE TRADED T MUN OPORTUNITE
HMPT	HOME PT CAPITAL INCORPORATED COM
HMST	HOMESTREET INC COM
HMY	HARMONY GOLD MINING CO LTD SPONSORED ADR
HNDL	STRATEGY SHS NS 7HANDL IDX
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNNAZ	HENNESSY ADVISORS INC CAL NT 26
HNRA	HNR ACQUISITION CORP COM
HNRA+	HNR ACQUISITION CORP WT EXP 020426
HNRG	HALLADOR ENERGY COMPANY COM
HNST	HONEST CO INC COM
HNVR	HANOVER BANCORP INC COM NEW
HNW	PIONEER DIVERSIFIED HIGH INC COM
HOFT	HOOKER FURNISHINGS CORPORATION COM
HOFV	HALL OF FAME RESORT & ENTMT CO COM NEW
HOFVW	HALL OF FAME RESORT & ENTMT CO WT EXP 070125
HOG	HARLEY DAVIDSON INC COM
HOLI	HOLLYSYS AUTOMATION TCHNGY LTD SHS
HOLO	MICROCLOUD HOLOGRAM INC ORDINARY SHARES

HOLOW	MICROCLOUD HOLOGRAM INC WT EXP 013128
HOLX	HOLOGIC INC COM
HOM	NORTHERN LTS FD TR II LIFEGOAL HOME DO
HOMB	HOME BANCSHARES INC COM
HOMZ	ETF SER SOLUTIONS HOYA CAP HOUSI
HON	HONEYWELL INTL INC COM
HONE	HARBORONE BANCORP INC NEW COM NEW
HOOD	ROBINHOOD MKTS INC COM CL A
HOOK	HOOKIPA PHARMA INC COM
HOPE	HOPE BANCORP INC COM
HOTH	HOTH THERAPEUTICS INC COM NEW
HOTL	KELLY STRATEGIC ETF TRUST HOTEL & LODGING
HOUR	HOUR LOOP INC COM
HOUS	ANYWHERE REAL ESTATE INC COM
HOV	HOVNANIAN ENTERPRISES INC CL A NEW
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HOWL	WEREWOLF THERAPEUTICS INC COM
HP	HELMERICH & PAYNE INC COM
HPCO	HEMPACCO CO INC COM
HPE	HEWLETT PACKARD ENTERPRISE CO COM
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPK	HIGHPEAK ENERGY INC COM
HPKEW	HIGHPEAK ENERGY INC WT EXP 082125
HPLT	HOME PLATE ACQUISITION CORP CL A COM
HPLTU	HOME PLATE ACQUISITION CORP UNIT EX 093026
HPLTW	HOME PLATE ACQUISITION CORP WT EXP 093026
HPP	HUDSON PAC PPTYS INC COM
HPP-C	HUDSON PAC PPTYS INC 4.750% CUM PFD C
HPQ	HP INC COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HQH	TEKLA HEALTHCARE INVS SH BEN INT
HQI	HIREQUEST INC COM
HQL	TEKLA LIFE SCIENCES INVS SH BEN INT

HQY	HEALTHEQUITY INC COM
HR	HEALTHCARE RLTY TR CL A COM
HRB	BLOCK H & R INC COM
HRI	HERC HLDGS INC COM
HRL	HORMEL FOODS CORP COM
HRMY	HARMONY BIOSCIENCES HLDGS INC COM
HROW	HARROW HEALTH INC COM
HROWL	HARROW HEALTH INC CALL NT 26
HROWM	HARROW HEALTH INC NT CAL 27
HRT	HIRERIGHT HOLDINGS CORPORATION COM
HRTG	HERITAGE INSURANCE HLDGS INC COM
HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSAI	HESAI GROUP SPONSORED ADS
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSC	HARSCO CORP COM
HSCS	HEART TEST LABORATORIES INC COM
HSCSW	HEART TEST LABORATORIES INC WT EXP 061727
HSCZ	ISHARES TR MSCI EAFE SMCP
HSDT	HELIUS MED TECHNOLOGIES INC COM CL A NEW
HSHP	HIMALAYA SHIPPING LTD ORD SHS
HSIC	HENRY SCHEIN INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM
HSKA	HESKA CORP COM RESTRC NEW
HSMV	FIRST TR EXCH TRADED FD III HORIZON VOL SMCP
HSON	HUDSON GLOBAL INC COM NEW
HSPO	HORIZON SPACE ACQUSTN I CORP ORDINARY SHARES
HSPOR	HORIZON SPACE ACQUSTN I CORP RT
HSPOU	HORIZON SPACE ACQUSTN I CORP UNIT EX 030229
HSPOW	HORIZON SPACE ACQUSTN I CORP WT EXP 030229
HST	HOST HOTELS & RESORTS INC COM
HSTM	HEALTHSTREAM INC COM
HSTO	HISTOGEN INC COM NEW
HSY	HERSHEY CO COM

HT	HERSHA HOSPITALITY TR PR SHS BEN INT
HT-C	HERSHA HOSPITALITY TR PFD SER C 6.875%
HT-D	HERSHA HOSPITALITY TR RED PFD SER D
HT-E	HERSHA HOSPITALITY TR PFD CUM RED E
HTAB	HARTFORD FDS EXCHANGE TRADED T SCHRDRS TAX BD
HTBI	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMM CORP COM
HTCR	HEARTCORE ENTERPRISES INC COM
HTD	HANCOCK JOHN TAX-ADVANTAGED DI COM
HTEC	EXCHANGE TRADED CONCEPTS TR ROBO GBL HLTCR
HTFB	HORIZON TECHNOLOGY FIN CORP 4.875% NT 26
HTFC	HORIZON TECHNOLOGY FIN CORP CAL NT 27
HTGC	HERCULES CAPITAL INC COM
HTGM	HTG MOLECULAR DIAGNOSTICS INC COM
HTH	HILLTOP HOLDINGS INC COM
HTHT	H WORLD GROUP LTD SPONSORED ADS
HTIA	HEALTHCARE TRUST INC 7.375% RED PFD A
HTIBP	HEALTHCARE TRUST INC 7.125% PFD SER B
HTLD	HEARTLAND EXPRESS INC COM
HTLF	HEARTLAND FINL USA INC COM
HTLFP	HEARTLAND FINL USA INC 7% DP SH PFD E
HTOO	FUSION FUEL GREEN PLC CL A
HTOOW	FUSION FUEL GREEN PLC WT EXP 121025
HTRB	HARTFORD FDS EXCHANGE TRADED T TOTAL RTRN ETF
HTUS	CAPITOL SER TR HULL TACTICAL
HTY	HANCOCK JOHN INVT TR TAX ADV GLB SH
HTZ	HERTZ GLOBAL HLDGS INC COM NEW
HTZWW	HERTZ GLOBAL HLDGS INC WT EXP 063051
HUBB	HUBBELL INC COM
HUBC	HUB CYBER SECURITY LTD ORD SHS
HUBCW	HUB CYBER SECURITY LTD WT EXP 022728
HUBCZ	HUB CYBER SECURITY LTD WT EXP 082223
HUBG	HUB GROUP INC CL A
HUBS	HUBSPOT INC COM

HUDA	HUDSON ACQUISITION I CORP COMMON STOCK
HUDAR	HUDSON ACQUISITION I CORP RT
HUDAU	HUDSON ACQUISITION I CORP UNIT EX 051027
HUDI	HUADI INTERNATIONAL GRP CO LTD SHS
HUGE	FSD PHARMA INC CL B SUB VTG
HUIZ	HUIZE HLDG LTD SPONSORED ADS
HUM	HUMANA INC COM
HUMA	HUMACYTE INC COM
HUMAW	HUMACYTE INC WT EXP
HUN	HUNTSMAN CORP COM
HURC	HURCO CO COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSV	FIRST TR EXCH TRADED FD III HORIZON DMST ETF
HUT	HUT 8 MNG CORP COM
HUYA	HUYA INC ADS REP SHS A
HVAL	ALPS ETF TR HILLMAN ACTIVE
HVBC	HV BANCORP INC COM
HVT	HAVERTY FURNITURE COS INC COM
HVT.A	HAVERTY FURNITURE COS INC CL A
HWBK	HAWTHORN BANCSHARES INC COM
HWC	HANCOCK WHITNEY CORPORATION COM
HWCPZ	HANCOCK WHITNEY CORPORATION 6.25% NTS 60
HWEL	HEALTHWELL ACQUISITION CORP I CLASS A COM
HWELU	HEALTHWELL ACQUISITION CORP I UNIT EX 080528
HWELW	HEALTHWELL ACQUISITION CORP I WT EXP 080528
HWKN	HAWKINS INC COM
HWKZ	HAWKS ACQUISITION CORP CL A
HWKZ=	HAWKS ACQUISITION CORP UNIT
HWM	HOWMET AEROSPACE INC COM
HWM-	HOWMET AEROSPACE INC PFD SER A
HXL	HEXCEL CORP NEW COM
HY	HYSTER YALE MATLS HANDLING INC CL A
HYB	NEW AMER HIGH INCOME FD INC COM NEW

HYBB	ISHARES TR BB RAT CORP BD
HYDR	GLOBAL X FDS GBL X HYDROGEN
HYDW	DBX ETF TR XTRACKERS LOW
HYEM	VANECK ETF TRUST EMERGING MRKT HI
HYFI	AB ACTIVE ETFS INC HIGH YIELD ETF
HYFM	HYDROFARM HLDGS GROUP INC COM
HYG	ISHARES TR IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGI	ISHARES U S ETF TR INFLT HGD HI YLD
HYGV	FLEXSHARES TR HIG YLD VL ETF
HYI	WESTERN ASSET HIGH YIELD DEFIN COM
HYLB	DBX ETF TR XTRACK USD HIGH
HYLD	EXCHANGE LISTED FDS TR HIGH YIELD ETF
HYLG	GLOBAL X FDS HEALTH CARE COVR
HYLN	HYLIION HOLDINGS CORP COMMON STOCK
HYLS	FIRST TR EXCHANGE-TRADED FD IV FIRST TR TA HIYL
HYMB	SPDR SER TR NUVEEN BLOOMBERG
HYMC	HYCROFT MINING HOLDING CORP COM CL A
HYMCL	HYCROFT MINING HOLDING CORP WT EXP 100625
HYMCW	HYCROFT MINING HOLDING CORP WT EXP 021225
HYPR	HYPERFINE INC COM CL A
HYRM	DBX ETF TR XTRACKERS RISK M
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYTR	NORTHERN LTS FD TR III CP HI YLD TRND
HYUP	DBX ETF TR XTRACKERS HIGH
HYW	HYWIN HLDG LTD ADS
HYXF	ISHARES TR ESG ADVNCD HY BD
HYZD	WISDOMTREE TR HEDGED HI YLD BD
HYZN	HYZON MOTORS INC COM CL A
HYZNW	HYZON MOTORS INC WT EXP 100225
HZNP	HORIZON THERAPEUTICS PUB L SHS
HZO	MARINEMAX INC COM
IAC	IAC INC COM NEW

IAE	VOYA ASIA PAC HIGH DIV EQT INM COM
IAF	ABRDN AUSTRALIA EQUITY FD INC COM
IAG	IAMGOLD CORP COM
IAI	ISHARES TR US BR DEL SE ETF
IAK	ISHARES TR U.S. INSRNCE ETF
IAPR	INNOVATOR ETFS TR INTRNL DEV APRL
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IAS	INTEGRAL AD SCIENCE HLDNG CORP COM
IAT	ISHARES TR US REGNL BKS ETF
IAU	ISHARES GOLD TR ISHARES NEW
IAUM	ISHARES GOLD TR SHARES REPRESENT
IAUX	I-80 GOLD CORP COM
IBB	ISHARES TR ISHARES BIOTECH
IBBQ	INVESCO EXCH TRADED FD TR II NASDAQ BIOTECH
IBCP	INDEPENDENT BK CORP MICH COM NEW
IBD	NORTHERN LTS FD TR IV INSPIRE CORP BD
IBDO	ISHARES TR IBONDS DEC23 ETF
IBDP	ISHARES TR IBONDS DEC24 ETF
IBDQ	ISHARES TR IBONDS DEC25 ETF
IBDR	ISHARES TR IBONDS DEC2026
IBDS	ISHARES TR IBONDS 27 ETF
IBDT	ISHARES TR IBDS DEC28 ETF
IBDU	ISHARES TR IBONDS DEC 29
IBDV	ISHARES TR IBONDS DEC 2030
IBDW	ISHARES TR IBONDS DEC 2031
IBDX	ISHARES TR IBONDS DEC 2032
IBET	ETF SER SOLUTIONS IBET SPORTS BETN
IBEX	IBEX LTD SHS NEW
IBIO	IBIO INC COM
IBKR	INTERACTIVE BROKERS GROUP INC COM CL A
IBLC	ISHARES TR BLOCKCHAIN & TEC
IBM	INTERNATIONAL BUSINESS MACHS COM
IBN	ICICI BANK LIMITED ADR
IBND	SPDR SER TR BLOOMBERG INTL

IBOC	INTERNATIONAL BANCSHARES CORP COM
IBOT	VANECK ETF TRUST ROBOTICS ETF
IBP	INSTALLED BLDG PRODS INC COM
IBRN	ISHARES TR NEUROSCIENCE AND
IBRX	IMMUNITYBIO INC COM
IBTD	ISHARES TR IBONDS 23 TRM TS
IBTE	ISHARES TR IBONDS 24 TRM TS
IBTF	ISHARES TR IBONDS 25 TRM TS
IBTG	ISHARES TR IBONDS 26 TRM TS
IBTH	ISHARES TR IBONDS 27 TRM TS
IBTI	ISHARES TR IBONDS 28 TRM TS
IBTJ	ISHARES TR IBONDS 29 TRM TS
IBTK	ISHARES TR IBOND DEC 2030
IBTL	ISHARES TR IBONDS DEC 2031
IBTM	ISHARES TR IBONDS DEC 2032
IBTX	INDEPENDENT BANK GROUP INC COM
IBUY	AMPLIFY ETF TR ONLIN RETL ETF
ICAD	ICAD INC COM NEW
ICAP	SERIES PORTFOLIOS TR INFRACAP EQUITY
ICCC	IMMUCELL CORP COM PAR
ICCH	ICC HLDGS INC COM
ICCM	ICECURE MEDICAL LTD CAESAREA SHS NEW
ICD	INDEPENDENCE CONTRACT DRILLING COM
ICE	INTERCONTINENTAL EXCHANGE INC COM
ICFI	ICF INTL INC COM
ICG	INTCHAINS GROUP LTD ADS REPSTG CL A
ICHR	ICHOR HOLDINGS SHS
ICL	ICL GROUP LTD SHS
ICLK	ICLICK INTERACTIVE ASIA GROUP SPON ADS NEW
ICLN	ISHARES TR GL CLEAN ENE ETF
ICLR	ICON PLC SHS
ICMB	INVESTCORP CR MGMT BDC INC COM
ICNC	ICONIC SPORTS ACQUISITION CORP CL A ORD SHS
ICNC+	ICONIC SPORTS ACQUISITION CORP WT EXP 101226

ICNC=	ICONIC SPORTS ACQUISITION CORP UNIT
ICPT	INTERCEPT PHARMACEUTICALS INC COM
ICR-A	INPOINT COMMERCIAL RE INCM INC 6.75% CUM PFD A
ICU	SEASTAR MEDICAL HOLDING CORP COMMON STOCK
ICUCW	SEASTAR MEDICAL HOLDING CORP WT EXP 102827
ICUI	ICU MED INC COM
ICVX	ICOSAVAX INC COM
ID	PARTS ID INC COM CL A
IDA	IDACORP INC COM
IDAI	T STAMP INC CL A NEW
IDAT	ISHARES TR FUTURE CLOUD 5G
IDBA	IDEX BIOMETRICS ASA SPONSORED ADR
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM
IDEV	ISHARES TR CORE MSCI INTL
IDEX	IDEANOMICS INC COM
IDHQ	INVESCO EXCH TRADED FD TR II S&P INTL QULTY
IDLV	INVESCO EXCH TRADED FD TR II S&P INTL LOW
IDMO	INVESCO EXCH TRADED FD TR II S&P INTL MOMNT
IDN	INTELLICHECK INC COM NEW
IDNA	ISHARES TR GENOMICS IMMUN
IDOG	ALPS ETF TR INTL SEC DV DOG
IDR	IDAHO STRATEGIC RESOURCES COM NEW
IDRV	ISHARES TR SELF DRIVNG EV
IDT	IDT CORP CL B NEW
IDU	ISHARES TR U.S. UTILITS ETF
IDVO	AMPLIFY ETF TR INTERNATINL ENHC
IDX	VANECK ETF TRUST INDONESIA INDEX
IDXX	IDEXX LABS INC COM
IDYA	IDEAYA BIOSCIENCES INC COM
IE	IVANHOE ELECTRIC INC COM
IEF	ISHARES TR 7-10 YR TRSY BD
IEI	ISHARES TR 3 7 YR TREAS BD
IEMG	ISHARES INC CORE MSCI EMKT

IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IESC	IES HLDGS INC COM
IEUR	ISHARES TR CORE MSCI EURO
IEUS	ISHARES TR DEVSMCP EXNA ETF
IEV	ISHARES TR EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES TR US OIL EQ&SV ETF
IFBD	INFOBIRD CO LTD SHS NEW
IFED	UBS AG LONDON BRANCH CAL LKD 61
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES TR INTL DEV RE ETF
IFIN	INFINT ACQUISITION CORP CL A ORD SHS
IFIN+	INFINT ACQUISITION CORP WT EXP
IFIN=	INFINT ACQUISITION CORP UNIT
IFN	INDIA FD INC COM
IFRX	INFLARX NV COM
IFS	INTERCORP FINL SVCS INC SHS
IFV	FIRST TR EXCHANGE-TRADED FD VI DORSEY WRIGHT
IG	PRINCIPAL EXCHANGE TRADED FDS PRNC INVT GRAD
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGBH	ISHARES U S ETF TR INT RT HD LONG
IGC	IGC PHARMA INC COM NEW
IGD	VOYA GLBL EQTY DIV & PREM OPP COM
IGF	ISHARES TR GLB INFRASTR ETF
IGI	WESTERN ASSET INVT GRADE DEFIN COM
IGIB	ISHARES TR ISHS 5-10YR INVT
IGIC	INTL GNRL INSURANCE HLDNGS LTD SHS
IGICW	INTL GNRL INSURANCE HLDNGS LTD WT EXP 031725
IGLB	ISHARES TR 10+ YR INVST GRD
IGM	ISHARES TR EXPND TEC SC ETF
IGMS	IGM BIOSCIENCES INC COM
IGN	ISHARES TR NA TEC MULTM ETF
IGOV	ISHARES TR INTL TREA BD ETF
IGR	CBRE GBL REAL ESTATE INC FD COM

IGSB	ISHARES TR ISHS 1-5YR INVS
IGT	INTERNATIONAL GAME TECHNOLOGY SHS USD
IGTA	INCEPTION GROWTH ACQUSTN LTD COMMON STOCK
IGTAR	INCEPTION GROWTH ACQUSTN LTD RT
IGTAU	INCEPTION GROWTH ACQUSTN LTD UNIT
IGTAW	INCEPTION GROWTH ACQUSTN LTD WT EXP 101526
IGTR	INNOVATOR ETFS TR GRADIENT TACTIC
IH	IHUMAN INC ADS COMMON
IHAK	ISHARES TR CYBERSECURITY
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG QTLY DIV
IHE	ISHARES TR U.S. PHARMA ETF
IHF	ISHARES TR US HLTHCR PR ETF
IHG	INTERCONTINENTAL HOTELS GROUP SPONSORED ADS
IHI	ISHARES TR U.S. MED DVC ETF
IHIT	INVESCO HIG INCM 2023 TARG TRM COM
IHRT	IHEARTMEDIA INC COM CL A
IHS	IHS HOLDING LIMITED ORD SHS
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHTA	INVESCO HIGH INCOME 2024 TARGE COM
IHY	VANECK ETF TRUST INTERNATIONAL HI
IHYF	INVESCO ACTIVELY MANAGED ETF INVSCO HY BD FCT
IIF	MORGAN STANLEY INDIA INVT FD I COM
IIGD	INVESCO EXCHNG TRAD SLF INDEXE INVT GRD DEFSV
III	INFORMATION SVCS GROUP INC COM
IIIN	INSTEEL INDS INC COM
IIIV	I3 VERTICALS INC COM CL A
IIM	INVESCO VALUE MUN INCOME TR COM
IINN	INSPIRA TECHNOLOGIES OXY BHN SHS
IINNW	INSPIRA TECHNOLOGIES OXY BHN WT EXP 071626
IIPR	INNOVATIVE INDL PPTYS INC COM
IIPR-A	INNOVATIVE INDL PPTYS INC 9% CUM PFD SER A
IIVI	COHERENT CORP 6% CONV PFD A
IJAN	INNOVATOR ETFS TR INTRNL DEV JAN

IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MC 400VL ETF
IJK	ISHARES TR S&P MC 400GR ETF
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR SP SMCP600VL ETF
IJT	ISHARES TR S&P SML 600 GWT
IJUL	INNOVATOR ETFS TR INTRNL DEV JULY
IKNA	IKENA ONCOLOGY INC COM
IKT	INHIBIKASE THERAPEUTICS INC COM
ILAG	INTELLIGENT LIVING APPLICATION ORD SHS
ILCB	ISHARES TR MORNINGSTR US EQ
ILCG	ISHARES TR MORNINGSTAR GRWT
ILCV	ISHARES TR MORNINGSTAR VALU
ILDR	FIRST TR EXCHNG TRADED FD VIII INNOVATION LEAD
ILF	ISHARES TR LATN AMER 40 ETF
ILLM	ACUITYADS HLDGS INC COM
ILMN	ILLUMINA INC COM
ILPT	INDUSTRIAL LOGISTICS PPTYS TR COM SHS BEN INT
ILTB	ISHARES TR CORE LT USDB ETF
IMAB	I MAB SPONSORED ADS
IMACW	IMAC HLDGS INC WT EXP 021224
IMAQ	INTERNATIONAL MEDIA ACQUISITIO CLASS A COM
IMAQR	INTERNATIONAL MEDIA ACQUISITIO RT
IMAQU	INTERNATIONAL MEDIA ACQUISITIO UNIT EX 072126
IMAQW	INTERNATIONAL MEDIA ACQUISITIO WT EXP 072126
IMAX	IMAX CORP COM
IMBI	IMEDIA BRANDS INC COM CL A
IMBIL	IMEDIA BRANDS INC CAL NT 26
IMCB	ISHARES TR MRGSTR MD CP ETF
IMCC	IM CANNABIS CORP COM
IMCG	ISHARES TR MRGSTR MD CP GRW
IMCR	IMMUNOCORE HLDGS PLC ADS
IMCV	ISHARES TR MRGSTR MD CP VAL
IMGN	IMMUNOGEN INC COM

IMKTA	INGLES MKTS INC CL A
IMMP	IMMUTEP LTD SPONSORED ADS
IMMR	IMMERSION CORP COM
IMMX	IMMIX BIOPHARMA INC COM
IMNM	IMMUNOME INC COM
IMNN	IMUNON INC COM
IMO	IMPERIAL OIL LTD COM NEW
IMOS	CHIPMOS TECHNOLOGIES INC SPONSORD ADS NEW
IMPL	IMPEL PHARMACEUTICALS INC COM
IMPP	IMPERIAL PETE INC COM NEW
IMPPP	IMPERIAL PETE INC 8.75% CUM PFD A
IMRN	IMMURON LTD SPONSORED ADR
IMRX	IMMUNEERING CORP CLASS A COM
IMTB	ISHARES TR CR 5 10 YR ETF
IMTE	INTEGRATED MEDIA TECHNLOGY LTD SHS
IMTM	ISHARES TR MSCI INTL MOMENT
IMTX	IMMATICS N.V SHS
IMTXW	IMMATICS N.V WT EXP 070125
IMUX	IMMUNIC INC COM
IMVT	IMMUNOVANT INC COM
IMXI	INTERNATIONAL MNY EXPRESS INC COM
INAB	IN8BIO INC COM
INAQ	INSIGHT ACQUISITION CORP COM CL A
INAQU	INSIGHT ACQUISITION CORP UNIT EX 082626
INAQW	INSIGHT ACQUISITION CORP WT EXP 082626
INBK	FIRST INTERNET BANCORP COM
INBKZ	FIRST INTERNET BANCORP FXD FLTG 29
INBS	INTELLIGENT BIO SOLUTIONS INC COM NEW
INBX	INHIBRX INC COM
INC	VANECK ETF TRUST DYNAMIC HIGH INM
INCO	COLUMBIA ETF TR II INDIA CONSMR ETF
INCR	INTERCURE LTD COM NEW
INCY	INCYTE CORP COM
INDB	INDEPENDENT BK CORP MASS COM

INDF	EXCHANGE TRADED CONCEPTS TR NIFTY INDIA FINA
INDI	INDIE SEMICONDUCTOR INC CLASS A COM
INDIW	INDIE SEMICONDUCTOR INC WT EXP 061026
INDL	DIREXION SHS ETF TR DAILY MSCI INDIA
INDO	INDONESIA ENERGY CORP LTD ORD SHS
INDP	INDAPTUS THERAPEUTICS INC COM
INDS	PACER FDS TR INDUSTRIAL RELET
INDT	INDUS REALTY TRUST INC COM
INDY	ISHARES TR INDIA 50 ETF
INFA	INFORMATICA INC COM CL A
INFI	INFINITY PHARMACEUTICALS INC COM
INFL	LISTED FD TR HORIZON KINETICS
INFN	INFINERA CORP COM
INFR	FRANKLIN TEMPLETON ETF TR CLEARBRIDGE SUST
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N.V. SPONSORED ADR
INGN	INOGEN INC COM
INGR	INGREDION INC COM
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INKT	MINK THERAPEUTICS INC COM
INLX	INTELLINETICS INC COM
INM	INMED PHARMACEUTICALS INC COM NEW
INMB	INMUNE BIO INC COM
INMD	INMODE LTD SHS
INMU	BLACKROCK ETF TRUST II INTERMEDIA MUNI
INN	SUMMIT HOTEL PPTYS INC COM
INN-E	SUMMIT HOTEL PPTYS INC 6.250% CUM PFD E
INN-F	SUMMIT HOTEL PPTYS INC 5.875% RED PFD F
INNO	HARBOR ETF TRUST DISRUPTIVE INNOV
INNV	INNOVAGE HLDG CORP COM
INO	INOVIO PHARMACEUTICALS INC COM NEW
INOD	INNODATA INC COM NEW
INPX	INPIXON COM NEW 2022

INQQ	EXCHANGE TRADED CONCEPTS TR INDIA INTERNET &
INSE	INSPIRED ENTMT INC COM
INSG	INSEEGO CORP COM
INSI	INSIGHT SELECT INCOME FD COM
INSM	INSMED INC COM PAR $.01
INSP	INSPIRE MED SYS INC COM
INST	INSTRUCTURE HLDGS INC COM
INSW	INTERNATIONAL SEAWAYS INC COM
INT	WORLD FUEL SVCS CORP COM
INTA	INTAPP INC COM
INTC	INTEL CORP COM
INTE	INTEGRAL ACQUISITION CORP 1 CLASS A COM
INTEU	INTEGRAL ACQUISITION CORP 1 UNIT EX 053128
INTEW	INTEGRAL ACQUISITION CORP 1 WT EXP 053128
INTF	ISHARES TR INTL EQTY FACTOR
INTG	INTERGROUP CORP COM
INTR	INTER & CO INC CLASS A COM
INTT	INTEST CORP COM
INTU	INTUIT COM
INTZ	INTRUSION INC COM NEW
INUV	INUVO INC COM NEW
INVA	INNOVIVA INC COM
INVE	IDENTIV INC COM NEW
INVH	INVITATION HOMES INC COM
INVO	INVO BIOSCIENCE INC COM
INVZ	INNOVIZ TECHNOLOGIES LTD SHS
INVZW	INNOVIZ TECHNOLOGIES LTD WT EXP 040526
INZY	INOZYME PHARMA INC COM
IOAC	INNOVATIVE INTL ACQUSITIN CORP CLASS A ORD
IOACU	INNOVATIVE INTL ACQUSITIN CORP UNIT EX 102626
IOACW	INNOVATIVE INTL ACQUSITIN CORP WT EXP 070128
IOBT	IO BIOTECH INC COM
IOCT	INNOVATOR ETFS TR INTERNATIONAL DV
ION	PROSHARES TR PROSHARES S&P

IONM	ASSURE HLDGS CORP COM
IONQ	IONQ INC COM
IONQ+	IONQ INC WT EXP 100126
IONR	IONEER LTD SPONSORED ADS
IONS	IONIS PHARMACEUTICALS INC COM
IOO	ISHARES TR GLOBAL 100 ETF
IOR	INCOME OPPORTUNITY RLTY INVS I COM
IOSP	INNOSPEC INC COM
IOT	SAMSARA INC COM CL A
IOVA	IOVANCE BIOTHERAPEUTICS INC COM
IP	INTERNATIONAL PAPER CO COM
IPA	IMMUNOPRECISE ANTIBODIES LTD COM NEW
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTER PARFUMS INC COM
IPAY	ETF MANAGERS TR PRIME MOBILE PAY
IPB	INDEXPLUS TR SER 03-1 TR
IPDN	PROFESSIONAL DVRSTY NTWORK INC COM
IPG	INTERPUBLIC GROUP COS INC COM
IPGP	IPG PHOTONICS CORP COM
IPHA	INNATE PHARMA S A SPONSORED ADS
IPI	INTREPID POTASH INC COM
IPKW	INVESCO EXCH TRADED FD TR II INTL BUYBACK
IPO	RENAISSANCE CAP GREENWICH FDS IPO ETF
IPOS	RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF
IPSC	CENTURY THERAPEUTICS INC COM
IPVF	INTERPRIVATE III FINANCIAL PA COM CL A
IPVF+	INTERPRIVATE III FINANCIAL PA WT EXP
IPVF=	INTERPRIVATE III FINANCIAL PA UNIT
IPW	IPOWER INC CL A
IPWR	IDEAL PWR INC COM NEW
IPX	IPERIONX LTD SPONSORED ADS
IPXXU	INFLECTION PT ACQUISITN CRP II UNIT EX 082931
IQ	IQIYI INC SPONSORED ADS
IQDE	FLEXSHARES TR INTL QLTDV DEF

IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQHI	INDEXIQ ACTIVE ETF TR MACKAY ESG HIGH
IQI	INVESCO QUALITY MUN INCOME TR COM
IQIN	INDEXIQ ETF TR IQ 500 INT ETF
IQLT	ISHARES TR MSCI INTL QUALTY
IQRA	INDEXIQ ACTIVE ETF TR CBRE REAL ASSETS
IQSI	INDEXIQ ETF TR IQ CNDRM ESG INT
IQSM	INDEXIQ ETF TR CANDRIAM ESG US
IQSU	INDEXIQ ETF TR CANDRIAM ESG US
IQV	IQVIA HLDGS INC COM
IR	INGERSOLL RAND INC COM
IRAA	IRIS ACQUISITION CORP CLASS A COM
IRAAU	IRIS ACQUISITION CORP UNIT EX 022426
IRAAW	IRIS ACQUISITION CORP WT EXP 022828
IRBA	LITMAN GREGORY FDS TR IMGP RBA RESPONS
IRBO	ISHARES TR ROBOTICS ARTIF
IRBT	IROBOT CORP COM
IRDM	IRIDIUM COMMUNICATIONS INC COM
IREN	IRIS ENERGY LTD ORDINARY SHARES
IRIX	IRIDEX CORP COM
IRM	IRON MTN INC DEL COM
IRMD	IRADIMED CORP COM
IRNT	IRONNET INC COM
IRNT+	IRONNET INC WT EXP 082626
IRON	DISC MEDICINE INC COM
IROQ	IF BANCORP INC COM
IRRX	INTEGRATED RAIL AND RES ACQ CL A COM
IRRX+	INTEGRATED RAIL AND RES ACQ WT EXP
IRRX=	INTEGRATED RAIL AND RES ACQ UNIT
IRS	IRSA INVERSIONES Y REP S A GLOBL DEP RCPT
IRS+	IRSA INVERSIONES Y REP S A WT EXP 051226
IRT	INDEPENDENCE RLTY TR INC COM
IRTC	IRHYTHM TECHNOLOGIES INC COM

IRVH	GLOBAL X FDS INT RT VOLTLTY
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
ISCB	ISHARES TR MRGSTR SM CP ETF
ISCF	ISHARES TR INTERNATIONAL SL
ISCG	ISHARES TR MRGSTR SM CP GR
ISCV	ISHARES TR MRNING SM CP ETF
ISD	PGIM HIGH YIELD BOND FUND INC COM
ISDR	ISSUER DIRECT CORP COM NEW
ISEE	IVERIC BIO INC COM
ISHG	ISHARES TR 3YRTB ETF
ISHP	FIRST TR EXCHANGE-TRADED FD VI S NETWRK E-COM
ISIG	INSIGNIA SYS INC COM NEW
ISMD	NORTHERN LTS FD TR IV INSPIRE SML/ MID
ISPC	ISPECIMEN INC COM
ISPO	INSPIRATO INCORPORATED COM CL A
ISPOW	INSPIRATO INCORPORATED WT EXP 021127
ISPR	ISPIRE TECHNOLOGY INC COM
ISRA	VANECK ETF TRUST ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISRL	ISRAEL ACQUISITIONS CORP CLASS A ORD
ISRLU	ISRAEL ACQUISITIONS CORP UNIT EX 121227
ISRLW	ISRAEL ACQUISITIONS CORP WT EXP
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISTB	ISHARES TR CORE 1 5 YR USD
ISTR	INVESTAR HLDG CORP COM
ISUN	ISUN INC COM
ISWN	AMPLIFY ETF TR BLACKSWAN ISWN
ISZE	ISHARES TR MSCI INTL SZE FT
IT	GARTNER INC COM
ITAN	EA SERIES TRUST SPARKLINE INTANG
ITAQ	INDUSTRIAL TECH ACQSTNS II INC CLASS A COM
ITAQU	INDUSTRIAL TECH ACQSTNS II INC UNIT EX 033128
ITAQW	INDUSTRIAL TECH ACQSTNS II INC WT EXP 033128
ITCI	INTRA-CELLULAR THERAPIES INC COM

ITCL	BANCO ITAU CHILE SPONSORED ADR
ITEQ	ETF MANAGERS TR BLUESTAR ISRAEL
ITGR	INTEGER HLDGS CORP COM
ITI	ITERIS INC NEW COM
ITIC	INVESTORS TITLE CO NC COM
ITOS	ITEOS THERAPEUTICS INC COM
ITOT	ISHARES TR CORE S&P TTL STK
ITP	IT TECH PACKAGING INC COM NEW
ITRG	INTEGRA RES CORP COM
ITRI	ITRON INC COM
ITRM	ITERUM THERAPEUTICS PLC SHS NEW
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT INC COM
ITUB	ITAU UNIBANCO HLDG S A SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
IUS	INVESCO EXCH TRD SLF IDX FD TR RAFI STRATGIC US
IUSB	ISHARES TR CORE TOTAL USD
IUSG	ISHARES TR CORE S&P US GWT
IUSV	ISHARES TR CORE S&P US VLU
IVA	INVENTIVA SA ADS
IVAC	INTEVAC INC COM
IVCA	INVESTCORP INDIA ACQUISTN CORP CLASS A ORD SHS
IVCAU	INVESTCORP INDIA ACQUISTN CORP UNIT EX 060128
IVCAW	INVESTCORP INDIA ACQUISTN CORP WT EXP 060128
IVCB	INVESTCORP EUROPE ACQUISITION CLASS A ORD SHS
IVCBU	INVESTCORP EUROPE ACQUISITION UNIT EX 121526
IVCBW	INVESTCORP EUROPE ACQUISITION WT EXP 121526
IVCP	SWIFTMERGE ACQUISITION CORP CLASS A ORD SHS
IVCPU	SWIFTMERGE ACQUISITION CORP UNIT EX 121326
IVCPW	SWIFTMERGE ACQUISITION CORP WT EXP 121326
IVDA	IVEDA SOLUTIONS INC COM NEW
IVDAW	IVEDA SOLUTIONS INC WT EXP 040127
IVE	ISHARES TR S&P 500 VAL ETF
IVEG	ISHARES TR EMERGNT FD & AGT

IVES	ETF MANAGERS TR WEDBUSH ETFMG
IVLU	ISHARES TR MSCI INTL VLU FT
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOL	KRANESHARES TR QUADRTC INT RT
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-B	INVESCO MORTGAGE CAPITAL INC PFD-B FX/FLT
IVR-C	INVESCO MORTGAGE CAPITAL INC 7.5% PFD SER C
IVRS	ISHARES TR FUTURE METAVERSE
IVT	INVENTRUST PPTYS CORP COM NEW
IVV	ISHARES TR CORE S&P500 ETF
IVVD	INVIVYD INC COM
IVW	ISHARES TR S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES TR RUS 1000 ETF
IWC	ISHARES TR MICRO-CAP ETF
IWD	ISHARES TR RUS 1000 VAL ETF
IWDL	UBS AG LONDON BRANCH CAL LKD 51
IWF	ISHARES TR RUS 1000 GRW ETF
IWFG	INDEXIQ ACTIVE ETF TR IQ WINSLOW FOCUS
IWFH	ISHARES TR VIRTUAL WRK LIFE
IWFL	UBS AG LONDON BRANCH NT LKD 51
IWIN	AMPLIFY ETF TR INFLATION FIGHTE
IWL	ISHARES TR RUS TOP 200 ETF
IWLG	INDEXIQ ACTIVE ETF TR IQ WINSLOW LR CP
IWM	ISHARES TR RUSSELL 2000 ETF
IWML	UBS AG LONDON BRANCH CAL LKD 51
IWN	ISHARES TR RUS 2000 VAL ETF
IWO	ISHARES TR RUS 2000 GRW ETF
IWP	ISHARES TR RUS MD CP GR ETF
IWR	ISHARES TR RUS MID CAP ETF
IWS	ISHARES TR RUS MDCP VAL ETF
IWTR	ISHARES TR MSCI WTR MGMT MS

IWV	ISHARES TR RUSSELL 3000 ETF
IWX	ISHARES TR RUS TP200 VL ETF
IWY	ISHARES TR RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR
IXAQ	IX ACQUISITION CORP CLASS A ORD SHS
IXAQU	IX ACQUISITION CORP UNIT EX 073128
IXAQW	IX ACQUISITION CORP WT EXP 073128
IXC	ISHARES TR GLOBAL ENERG ETF
IXG	ISHARES TR GLOBAL FINLS ETF
IXHL	INCANNEX HEALTHCARE LTD SPONSORED ADS
IXJ	ISHARES TR GLOB HLTHCRE ETF
IXN	ISHARES TR GLOBAL TECH ETF
IXP	ISHARES TR GBL COMM SVC ETF
IXSE	WISDOMTREE TR INDIA EX STATE
IXUS	ISHARES TR CORE MSCI TOTAL
IYC	ISHARES TR US CONSUM DISCRE
IYE	ISHARES TR U.S. ENERGY ETF
IYF	ISHARES TR U.S. FINLS ETF
IYG	ISHARES TR U.S. FIN SVC ETF
IYH	ISHARES TR US HLTHCARE ETF
IYK	ISHARES TR US CONSM STAPLES
IYM	ISHARES TR U.S. BAS MTL ETF
IYR	ISHARES TR U.S. REAL ES ETF
IYW	ISHARES TR U.S. TECH ETF
IYY	ISHARES TR DOW JONES US ETF
IZEA	IZEA WORLDWIDE INC COM
IZM	ICZOOM GROUP INC. CL A ORD SHS
J	JACOBS SOLUTIONS INC COM
JAAA	JANUS DETROIT STR TR HENDRSON AAA CL
JACK	JACK IN THE BOX INC COM
JAGX	JAGUAR HEALTH INC COM
JAKK	JAKKS PAC INC COM NEW
JAMF	JAMF HLDG CORP COM
JAN	JANONE INC COM

JANT	AIM ETF PRODUCTS TRUST US LRGCP B10 JAN
JANW	AIM ETF PRODUCTS TRUST US LRGCP B20 JAN
JANX	JANUX THERAPEUTICS INC COM
JAQC	JUPITER ACQUISITION CORP CL A
JAQCU	JUPITER ACQUISITION CORP UNIT EX 091127
JAQCW	JUPITER ACQUISITION CORP WT EX 081728
JAVA	J P MORGAN EXCHANGE TRADED FD ACTIVE VALUE ETF
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBGS	JBG SMITH PPTYS COM
JBHT	HUNT J B TRANS SVCS INC COM
JBI	JANUS INTERNATIONAL GROUP INC COMMON STOCK
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL INC COM
JBLU	JETBLUE AWYS CORP COM
JBSS	SANFILIPPO JOHN B & SON INC COM
JBT	JOHN BEAN TECHNOLOGIES CORP COM
JCE	NUVEEN CORE EQUITY ALPHA FD COM
JCHI	J P MORGAN EXCHANGE TRADED FD ACTIVE CHINA ETF
JCI	JOHNSON CTLS INTL PLC SHS
JCSE	JE CLEANTECH HOLDINGS LIMITED ORDINARY SHARES
JCTCF	JEWETT CAMERON TRADING LTD COM NEW
JCTR	J P MORGAN EXCHANGE TRADED FD CARBON TRANITIN
JD	JD.COM INC SPON ADR CL A
JDST	DIREXION SHS ETF TR DLY JR GOLD 2X
JEF	JEFFERIES FINL GROUP INC COM
JELD	JELD-WEN HLDG INC COM
JEPI	J P MORGAN EXCHANGE TRADED FD EQUITY PREMIUM
JEPQ	J P MORGAN EXCHANGE TRADED FD NASDAQ EQT PREM
JEQ	ABRDN JAPAN EQUITY FUND INC COM
JETS	ETF SER SOLUTIONS US GLB JETS
JEWL	ADAMAS ONE CORP COMMON STOCK
JFBR	JEFFS BRANDS LTD ORDINARY SHARES
JFBRW	JEFFS BRANDS LTD WT EXP 082627
JFIN	JIAYIN GROUP INC SPONSORED ADS

JFR	NUVEEN FLOATING RATE INCOME FD COM
JFU	9F INC SPON ADS NEW
JFWD	JACOB FDS INC FORWARD ETF
JG	AURORA MOBILE LTD ADS
JGGC	JAGUAR GLOBAL GROWTH CORP I CLASS A ORD SHS
JGGCR	JAGUAR GLOBAL GROWTH CORP I RT
JGGCU	JAGUAR GLOBAL GROWTH CORP I UNIT EX 010127
JGGCW	JAGUAR GLOBAL GROWTH CORP I WT EXP 112326
JGH	NUVEEN GLOBAL HIGH INCOME FD SHS
JGRO	J P MORGAN EXCHANGE TRADED FD ACTIVE GROWTH
JHAA	NUVEEN CORPORATE INCOME 2023 COM
JHCB	JOHN HANCOCK EXCHANGE TRADED CORPORATE BD
JHDV	JOHN HANCOCK EXCHANGE TRADED US HIGH DIVI ETF
JHEM	JOHN HANCOCK EXCHANGE TRADED MULTFCTR EMRNG
JHG	JANUS HENDERSON GROUP PLC ORD SHS
JHI	HANCOCK JOHN INVT TR II COM
JHID	JOHN HANCOCK EXCHANGE TRADED INTERNATIONAL HI
JHMB	JOHN HANCOCK EXCHANGE TRADED MORTGAGE BACKED
JHMD	JOHN HANCOCK EXCHANGE TRADED MULTI INTL ETF
JHML	JOHN HANCOCK EXCHANGE TRADED MLTFCTR LRG CAP
JHMM	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR MI
JHPI	JOHN HANCOCK EXCHANGE TRADED PREFERRED INCOME
JHS	HANCOCK JOHN INCOME SECS TR COM
JHSC	JOHN HANCOCK EXCHANGE TRADED MULTIFACTR SML
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JIB	JANUS DETROIT STR TR SUSTAINABLE IMP
JIDA	J P MORGAN EXCHANGE TRADED FD ACTIVEBUILDE INT
JIG	J P MORGAN EXCHANGE TRADED FD INTERNL GWT
JILL	J JILL INC COM
JIRE	J P MORGAN EXCHANGE TRADED FD INTRNL RES EQT
JJA	BARCLAYS BANK PLC IPATH B AGRCULTR
JJC	BARCLAYS BANK PLC ETN LKD 48
JJE	BARCLAYS BANK PLC ETN LKD 48
JJG	BARCLAYS BANK PLC ETN LKD 48

JJM	BARCLAYS BANK PLC ETN LKD 48
JJN	BARCLAYS BANK PLC ETN LKD 48
JJP	BARCLAYS BANK PLC ETN LKD 48
JJS	BARCLAYS BANK PLC ETN LKD 48
JJSF	J & J SNACK FOODS CORP COM
JJT	BARCLAYS BANK PLC ETN LKD 48
JJU	BARCLAYS BANK PLC ETN LKD 48
JKHY	HENRY JACK & ASSOC INC COM
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JLL	JONES LANG LASALLE INC COM
JLS	NUVEEN MORTGAGE AND INCOME FD COM
JMBS	JANUS DETROIT STR TR HENDERSON MTG
JMEE	J P MORGAN EXCHANGE TRADED FD MKT EXPN ENHNCD
JMIA	JUMIA TECHNOLOGIES AG SPONSORED ADS
JMM	NUVEEN MULTI-MKT INCOME FD COM
JMOM	J P MORGAN EXCHANGE TRADED FD US MOMENTUM
JMSB	JOHN MARSHALL BANCORP INC COM
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SER TR BLOOMBERG HIGH Y
JNPR	JUNIPER NETWORKS INC COM
JNUG	DIREXION SHS ETF TR DAILY JR GLD MIN
JO	BARCLAYS BANK PLC ETN LKD 48
JOAN	JOANN INC COM
JOB	GEE GROUP INC COM
JOBY	JOBY AVIATION INC COMMON STOCK
JOBY+	JOBY AVIATION INC WT EXP 081026
JOE	ST JOE CO COM
JOET	VIRTUS ETF TR II VIRTUS US QLTY
JOF	JAPAN SMALLER CAPITALIZATION F COM
JOJO	TIDAL ETF TR ATAC CREDIT ROT
JOUT	JOHNSON OUTDOORS INC CL A
JPC	NUVEEN PFD & INCOME OPPORTUNIT COM
JPEM	J P MORGAN EXCHANGE TRADED FD DIV RTN EM EQT
JPI	NUVEEN PFD & INCOME TERM FD COM

JPIE	J P MORGAN EXCHANGE TRADED FD INCOME ETF
JPIN	J P MORGAN EXCHANGE TRADED FD DIV RTN INT EQ
JPM	JPMORGAN CHASE & CO COM
JPM-C	JPMORGAN CHASE & CO 6 DEP NCM PFD EE
JPM-D	JPMORGAN CHASE & CO 5.75% SHS PFD DD
JPM-J	JPMORGAN CHASE & CO 4.75% DP SH GG
JPM-K	JPMORGAN CHASE & CO 4.55 DEP PFD JJ
JPM-L	JPMORGAN CHASE & CO 4.625 DEP PFD LL
JPM-M	JPMORGAN CHASE & CO 4.20% DP PFD MM
JPMB	J P MORGAN EXCHANGE TRADED FD USD EMRNG MKT
JPME	J P MORGAN EXCHANGE TRADED FD DIVERSFED RTRN
JPRE	J P MORGAN EXCHANGE TRADED FD REALTY INCOME ET
JPS	NUVEEN PFD & INCOME SECS FD COM
JPSE	J P MORGAN EXCHANGE TRADED FD DIVERSFD EQT ETF
JPST	J P MORGAN EXCHANGE TRADED FD ULTRA SHRT INC
JPSV	J P MORGAN EXCHANGE TRADED FD ACTIVE SM CP VAL
JPT	NUVEEN PREFERRED AND INCOME FD COM SHS BEN INT
JPUS	J P MORGAN EXCHANGE TRADED FD JPMORGAN DIVER
JPXN	ISHARES TR JPX NIKKEI 400
JQC	NUVEEN CR STRATEGIES INCOME FD COM SHS
JQUA	J P MORGAN EXCHANGE TRADED FD US QUALTY FCTR
JRE	JANUS DETROIT STR TR HENDERSON US REL
JRI	NUVEEN REAL ASSET INCOME & GRO COM
JRNY	ALPS ETF TR GLOBAL TRAVEL
JRO	NUVEEN FLOATING RATE INCOME OP COM SHS
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRSH	JERASH HLDGS US INC COM
JRVR	JAMES RIV GROUP LTD COM
JSCP	J P MORGAN EXCHANGE TRADED FD SHORT DURA CORE
JSD	NUVEEN SHORT DURATION CR OPPOR COM
JSM	NAVIENT CORPORATION SR NT 6% 121543
JSMD	JANUS DETROIT STR TR HENDERSN SML ETF
JSML	JANUS DETROIT STR TR HENDERSN CAP ETF
JSPR	JASPER THERAPEUTICS INC COM

JSPRW	JASPER THERAPEUTICS INC WT EXP 120126
JSTC	TIDAL ETF TR ADASINA SOCIAL
JT	JIANPU TECHNOLOGY INC ADS COMMON
JUGG	JAWS JUGGERNAUT ACQUISITN CORP CLASS A ORD SHS
JUGGU	JAWS JUGGERNAUT ACQUISITN CORP UNIT EX 061726
JUGGW	JAWS JUGGERNAUT ACQUISITN CORP WT EXP 062226
JULT	AIM ETF PRODUCTS TRUST US LRGCP B10 JUL
JULW	AIM ETF PRODUCTS TRUST US LRGCP B20 JUL
JUN	JUNIPER II CORP CL A COM
JUN+	JUNIPER II CORP WT EXP
JUN=	JUNIPER II CORP UNIT
JUNT	AIM ETF PRODUCTS TRUST US LRGCP B10 JUN
JUNW	AIM ETF PRODUCTS TRUST US LRGCP B20 JUN
JUPW	JUPITER WELLNESS INC COM NEW
JUPWW	JUPITER WELLNESS INC WT EXP 061725
JUSA	J P MORGAN EXCHANGE TRADED FD ACTIVEBUILDER US
JUST	GOLDMAN SACHS ETF TR JUST US LRG CP
JVA	COFFEE HLDG CO INC COM
JVAL	J P MORGAN EXCHANGE TRADED FD US VALUE FACTR
JWEL	JOWELL GLOBAL LTD SHS
JWN	NORDSTROM INC COM
JWSM	JAWS MUSTANG ACQUISITION CORP SHS CL A
JWSM+	JAWS MUSTANG ACQUISITION CORP WT EXP 013026
JWSM=	JAWS MUSTANG ACQUISITION CORP UNIT
JXI	ISHARES TR GLOB UTILITS ETF
JXJT	JX LUXVENTURE LIMITED COM
JXN	JACKSON FINANCIAL INC COM CL A
JXN-A	JACKSON FINANCIAL INC 8.00% DEP PFD A
JYD	JAYUD GLOBAL LOGISTICS LTD ORD SHS CL A
JYNT	JOINT CORP COM
JZ	JIANZHI ED TECHNOLOGY GROUP CO SPONSORED ADS
JZRO	JANUS DETROIT STR TR NET ZERO TRANS
JZXN	JIUZI HOLDINGS INC ORD SHS
K	KELLOGG CO COM

KA	KINETA INC COM
KACL	KAIROUS ACQUISITION CORP LTD ORDINARY SHARES
KACLR	KAIROUS ACQUISITION CORP LTD RT
KACLU	KAIROUS ACQUISITION CORP LTD UNIT EX 091526
KACLW	KAIROUS ACQUISITION CORP LTD WT EXP 091526
KAI	KADANT INC COM
KALA	KALA PHARMACEUTICALS INC COM NEW
KALL	KRANESHARES TR MSCI ALL CHINA
KALU	KAISER ALUMINUM CORP COM PAR $0.01
KALV	KALVISTA PHARMACEUTICALS INC COM
KAMN	KAMAN CORP COM
KAR	OPENLANE INC COM
KARB	ETF SER SOLUTIONS CARBON STRATEGY
KARO	KAROOOOO LTD ORD SHS
KARS	KRANESHARES TR ELEC VEH FUTUR
KAVL	KAIVAL BRNDS INNOVATNS GRP INC COM NEW
KB	KB FINL GROUP INC SPONSORED ADR
KBA	KRANESHARES TR BOSERA MSCI CHIN
KBE	SPDR SER TR S&P BK ETF
KBH	KB HOME COM
KBND	KRANESHARES TR BLOOMBERG CHIINA
KBNT	KUBIENT INC COM
KBNTW	KUBIENT INC WT EXP 070925
KBR	KBR INC COM
KBUY	KRANESHARES TR CICC CN CONSUMER
KBWB	INVESCO EXCH TRADED FD TR II KBW BK ETF
KBWD	INVESCO EXCH TRADED FD TR II KBW HIG DV YLD
KBWP	INVESCO EXCH TRADED FD TR II KBW PPTY CASUT
KBWR	INVESCO EXCH TRADED FD TR II KBW REGL BKG
KBWY	INVESCO EXCH TRADED FD TR II KBW PREM YIELD
KC	KINGSOFT CLOUD HLDGS LTD ADS
KCCA	KRANESHARES TR CALIFORNIA CARB
KCE	SPDR SER TR S&P CAP MKTS
KCGI	KENSINGTON CAPITAL ACQUISITION SHS CL A

KCGI+	KENSINGTON CAPITAL ACQUISITION WT EXP
KCGI=	KENSINGTON CAPITAL ACQUISITION UNIT
KD	KYNDRYL HLDGS INC COMMON STOCK
KDIV	KRANESHARES TR S&P PAN ASIA DIV
KDNY	CHINOOK THERAPEUTICS INC COM
KDP	KEURIG DR PEPPER INC COM
KDRN	ETF OPPORTUNITIES TRUST KINGSBARN TACTIC
KE	KIMBALL ELECTRONICS INC COM
KEJI	GLOBAL X FDS CHINA INOVATION
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEMQ	KRANESHARES TR EMRNG MKT CONS
KEMX	KRANESHARES TR MSCI EMG EX CH
KEN	KENON HLDGS LTD SHS
KEP	KOREA ELEC PWR CORP SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KERN	AKERNA CORP COM NEW
KERNW	AKERNA CORP WT EXP 061724
KESG	KRANESHARES TR MSCI CN ESG LEAD
KEUA	KRANESHARES TR EUROPEAN CARBON
KEX	KIRBY CORP COM
KEY	KEYCORP COM
KEY-I	KEYCORP DEP SHS 1/40 E
KEY-J	KEYCORP DEP SHS PFD F
KEY-K	KEYCORP DP SHS PFD G
KEY-L	KEYCORP 6.2% DP SH PFD H
KEYS	KEYSIGHT TECHNOLOGIES INC COM
KF	KOREA FD INC COM NEW
KFFB	KENTUCKY FIRST FED BANCORP COM
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFVG	KRANESHARES TR CICC CHIN 5G SEM
KFY	KORN FERRY COM NEW
KFYP	KRANESHARES TR CICC CHINA 100

KGC	KINROSS GOLD CORP COM
KGRN	KRANESHARES TR MSCI CHINA CLEAN
KGRO	KRANESHARES TR CHINA INNOVATI
KHC	KRAFT HEINZ CO COM
KHYB	KRANESHARES TR ASIA PACIFIC HI
KIDS	ORTHOPEDIATRICS CORP COM
KIE	SPDR SER TR S&P INS ETF
KIM	KIMCO RLTY CORP COM
KIM-L	KIMCO RLTY CORP 5.125% DEP PFD L
KIM-M	KIMCO RLTY CORP 5.25% DEP SHS M
KIND	NEXTDOOR HOLDINGS INC COM CL A
KINS	KINGSTONE COS INC COM
KIO	KKR INCOME OPPORTUNITIES FD COM
KIQ	KELSO TECHNOLOGIES INC COM NEW
KIRK	KIRKLANDS INC COM
KITT	NAUTICUS ROBOTICS INC COM
KITTW	NAUTICUS ROBOTICS INC WT EXP 031527
KKR	KKR & CO INC COM
KKR-C	KKR & CO INC 6% MCONV PFD C
KKRS	KKR GROUP FIN CO IX LLC SUB NT 61
KLAC	KLA CORP COM NEW
KLDW	INVESTMENT MANAGERS SER TR KNWLDL LD ETF
KLIC	KULICKE & SOFFA INDS INC COM
KLIP	KRANESHARES TR KRANESHARES CN
KLNE	DIREXION SHS ETF TR DAILY GLOBAL CLN
KLR	KALEYRA INC COM
KLR+	KALEYRA INC WT EXP 112524
KLTR	KALTURA INC COM
KLXE	KLX ENERGY SERVICS HOLDNGS INC COM NEW
KMB	KIMBERLY-CLARK CORP COM
KMDA	KAMADA LTD SHS
KMED	KRANESHARES TR EMERGING MKTS
KMET	KRANESHARES TR ELECTRIFICATION
KMF	KAYNE ANDERSON NEXTGEN ENRGY COM

KMI	KINDER MORGAN INC DEL COM
KMLM	KRANESHARES TR KFA MOUNT LUCAS
KMPB	KEMPER CORP NT CALL 62
KMPR	KEMPER CORP COM
KMT	KENNAMETAL INC COM
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KNDI	KANDI TECHNOLOGIES GROUP INC COM
KNF	KNIFE RIV HLDG CO COMMON STOCK
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNSA	KINIKSA PHARMACEUTICALS LTD COM CL A
KNSL	KINSALE CAP GROUP INC COM
KNSW	KNIGHTSWAN ACQUISITION CORP CL A COM
KNSW+	KNIGHTSWAN ACQUISITION CORP WT EXP
KNSW=	KNIGHTSWAN ACQUISITION CORP UNIT
KNTE	KINNATE BIOPHARMA INC COM
KNTK	KINETIK HOLDINGS INC COM NEW CL A
KNW	KNOW LABS INC COM NEW
KNX	KNIGHT-SWIFT TRANSN HLDGS INC CL A
KO	COCA COLA CO COM
KOCG	SHP ETF TRUST FIS KNIGHTS
KOD	KODIAK SCIENCES INC COM
KODK	EASTMAN KODAK CO COM NEW
KOF	COCA-COLA FEMSA SAB DE CV SPONSORD ADR REP
KOIN	EXCHANGE TRADED CONCEPTS TR CAPITAL LINK GBL
KOKU	DBX ETF TR XTRACKERS MSCI
KOLD	PROSHARES TR II ULSHT BLOOMB GAS
KOMP	SPDR SER TR S&P KENSHO NEW
KONG	ETF OPPORTUNITIES TRUST FORMIDABLE FORTR
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KORE	KORE GROUP HLDGS INC COMMON STOCK
KORE+	KORE GROUP HLDGS INC WT EXP
KORP	AMERICAN CENTY ETF TR DIVERSIFID CRP

KORU	DIREXION SHS ETF TR DRX DLYSOKOR3X
KOS	KOSMOS ENERGY LTD COM
KOSS	KOSS CORP COM
KPLT	KATAPULT HOLDINGS INC COM
KPLTW	KATAPULT HOLDINGS INC WT EXP 060926
KPOP	EXCHANGE TRADED CONCEPTS TR KPOP AND KOREAN
KPRX	KIORA PHARMACEUTICALS INC COM NEW
KPTI	KARYOPHARM THERAPEUTICS INC COM
KR	KROGER CO COM
KRBN	KRANESHARES TR GLOBAL CARB STRA
KRBP	KIROMIC BIOPHARMA INC COM NEW
KRC	KILROY RLTY CORP COM
KRE	SPDR SER TR S&P REGL BKG
KREF	KKR REAL ESTATE FIN TR INC COM
KREF-A	KKR REAL ESTATE FIN TR INC 6.5% SER A PFD
KRG	KITE RLTY GROUP TR COM NEW
KRKR	36KR HOLDINGS INC SPONSORED ADS
KRMA	GLOBAL X FDS CONSCIOUS COS
KRMD	KORU MEDICAL SYSTEMS INC COM
KRNL	KERNEL GROUP HOLDINGS INC CL A SHS
KRNLU	KERNEL GROUP HOLDINGS INC UNIT
KRNLW	KERNEL GROUP HOLDINGS INC WT EXP 020226
KRNT	KORNIT DIGITAL LTD SHS
KRNY	KEARNY FINL CORP MD COM
KRO	KRONOS WORLDWIDE INC COM
KRON	KRONOS BIO INC COM
KROP	GLOBAL X FDS GLOBAL X AGTECH
KROS	KEROS THERAPEUTICS INC COM
KRP	KIMBELL RTY PARTNERS LP UNIT
KRT	KARAT PACKAGING INC COM
KRTX	KARUNA THERAPEUTICS INC COM
KRUS	KURA SUSHI USA INC CL A COM
KRYS	KRYSTAL BIOTECH INC COM
KSA	ISHARES TR MSCI SAUDI ARBIA

KSCP	KNIGHTSCOPE INC CLASS A COM
KSET	KRANESHARES TR GLOBAL CRBN OFS
KSM	DWS STRATEGIC MUN INCOME TR NE COM
KSPN	KASPIEN HOLDINGS INC COM NEW
KSS	KOHLS CORP COM
KSTR	KRANESHARES TR SSE STAR MRKT 50
KT	KT CORP SPONSORED ADR
KTB	KONTOOR BRANDS INC COM
KTCC	KEY TRONIC CORP COM
KTEC	KRANESHARES TR HANG SENG TECH
KTF	DWS MUN INCOME TR COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR FOR A CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTRA	KINTARA THERAPEUTICS INC COM NEW
KTTA	PASITHEA THERAPEUTICS CORP COM
KTTAW	PASITHEA THERAPEUTICS CORP WT EXP 081226
KUKE	KUKE MUSIC HLDG LTD SPONSORED ADS
KULR	KULR TECHNOLOGY GROUP INC COM
KURA	KURA ONCOLOGY INC COM
KURE	KRANESHARES TR MSCI ALL CHINA
KVHI	KVH INDS INC COM
KVLE	KRANESHARES TR KFA VAL LIN DYNM
KVSA	KHOSLA VENTURES ACQUISITION CO CL A
KVUE	KENVUE INC COM
KW	KENNEDY-WILSON HOLDINGS INC COM
KWE	KWESST MICRO SYSTEMS INC COM NEW
KWEB	KRANESHARES TR CSI CHI INTERNET
KWESW	KWESST MICRO SYSTEMS INC WT EXP 120927
KWR	QUAKER HOUGHTON COM
KXI	ISHARES TR GLB CNSM STP ETF
KXIN	KAIXIN AUTO HLDGS SHS
KYCH	KEYARCH ACQUISITION CORP ORD SHS CL A
KYCHR	KEYARCH ACQUISITION CORP RT

KYCHU	KEYARCH ACQUISITION CORP UNIT EX 012427
KYCHW	KEYARCH ACQUISITION CORP WT EXP 012427
KYMR	KYMERA THERAPEUTICS INC COM
KYN	KAYNE ANDERSON ENERGY INFRSTR COM
KZIA	KAZIA THERAPEUTICS LTD SPONSORED ADR
KZR	KEZAR LIFE SCIENCES INC COM
L	LOEWS CORP COM
LAB	STANDARD BIOTOOLS INC COM
LABD	DIREXION SHS ETF TR DAILY S&P BIOTEC
LABP	LANDOS BIOPHARMA INC COM NEW
LABU	DIREXION SHS ETF TR SP BIOTCH BL NEW
LAC	LITHIUM AMERS CORP NEW COM NEW
LAD	LITHIA MTRS INC COM
LADR	LADDER CAP CORP CL A
LAES	SEALSQ CORP ORD SHS
LAKE	LAKELAND INDS INC COM
LALT	FIRST TR EXCHNG TRADED FD VIII MULTI STRATEGY
LAMR	LAMAR ADVERTISING CO NEW CL A
LANC	LANCASTER COLONY CORP COM
LAND	GLADSTONE LD CORP COM
LANDM	GLADSTONE LD CORP 5.000% CUM PFD D
LANDO	GLADSTONE LD CORP PFD SER B 6%
LANV	LANVIN GROUP HOLDINGS LIMITED SHS
LANV+	LANVIN GROUP HOLDINGS LIMITED WT EXP 011428
LARK	LANDMARK BANCORP INC COM
LASE	LASER PHOTONICS CORP COM
LASR	NLIGHT INC COM
LATG	LATAMGROWTH SPAC CLASS A ORD SHS
LATGU	LATAMGROWTH SPAC UNIT EX 012027
LATGW	LATAMGROWTH SPAC WT EXP 012027
LAUR	LAUREATE EDUCATION INC COMMON STOCK
LAW	CS DISCO INC COM
LAZ	LAZARD LTD SHS A
LAZR	LUMINAR TECHNOLOGIES INC COM CL A

LAZY	LAZYDAYS HLDGS INC COM
LBAI	LAKELAND BANCORP INC COM
LBAY	TIDAL ETF TR LEATHERBACK LNG
LBBB	LAKESHORE ACQUISITION II CORP ORDINARY SHARES
LBBBR	LAKESHORE ACQUISITION II CORP RT
LBBBU	LAKESHORE ACQUISITION II CORP UNIT EX 020827
LBBBW	LAKESHORE ACQUISITION II CORP WT EXP 111826
LBC	LUTHER BURBANK CORP COM
LBPH	LONGBOARD PHARMACEUTICALS INC COM
LBRDA	LIBERTY BROADBAND CORP COM SER A
LBRDK	LIBERTY BROADBAND CORP COM SER C
LBRDP	LIBERTY BROADBAND CORP CUM PFD SR A
LBRT	LIBERTY ENERGY INC COM CL A
LBTYA	LIBERTY GLOBAL PLC SHS CL A
LBTYB	LIBERTY GLOBAL PLC SHS CL B
LBTYK	LIBERTY GLOBAL PLC SHS CL C
LC	LENDINGCLUB CORP COM NEW
LCA	LANDCADIA HOLDINGS IV INC CLASS A COM
LCAA	L CATTERTON ASIA ACQUISITION CLASS A ORD SHS
LCAAU	L CATTERTON ASIA ACQUISITION UNIT EXP 031126
LCAAW	L CATTERTON ASIA ACQUISITION WT EXP 030826
LCAHU	LANDCADIA HOLDINGS IV INC UNIT EX 050125
LCAHW	LANDCADIA HOLDINGS IV INC WT EXP 032928
LCFY	LOCAFY LIMITED SHS NEW
LCFYW	LOCAFY LIMITED WT EXP 032927
LCG	NORTHERN LTS FD TR IV STERLING CAPITAL
LCID	LUCID GROUP INC COM
LCII	LCI INDS COM
LCLG	ADVISORS SER TR LOGAN CAP BRD IN
LCNB	LCNB CORP COM
LCR	LEUTHOLD FDS INC CORE ETF
LCTD	BLACKROCK ETF TRUST WORLD EX US CARB
LCTU	BLACKROCK ETF TRUST US CARBON TRANS
LCTX	LINEAGE CELL THERAPEUTICS INC COM

LCUT	LIFETIME BRANDS INC COM
LCW	LEARN CW INVESTMENT COR CL A ORD SHS
LCW+	LEARN CW INVESTMENT COR WT EXP 100826
LCW=	LEARN CW INVESTMENT COR UNIT
LD	BARCLAYS BANK PLC ETN DJUBSLEAD 38
LDEM	ISHARES TR ESG MSCI EM LDRS
LDI	LOANDEPOT INC COM CL A
LDOS	LEIDOS HOLDINGS INC COM
LDP	COHEN & STEERS LTD DURATION PF COM
LDSF	FIRST TR EXCHNG TRADED FD VIII LOW DUR STRTGC
LDUR	PIMCO ETF TR ENHNCD LW DUR AC
LE	LANDS END INC NEW COM
LEA	LEAR CORP COM NEW
LECO	LINCOLN ELEC HLDGS INC COM
LEDS	SEMILEDS CORP COM NEW
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEGH	LEGACY HOUSING CORP COM
LEGN	LEGEND BIOTECH CORP SPONSORED ADS
LEGR	FIRST TR EXCHANGE-TRADED FD VI INDXX INOVTV ETF
LEJU	LEJU HLDGS LTD SPONSORED ADS
LEMB	ISHARES INC JP MORGAN EM ETF
LEN	LENNAR CORP CL A
LEN.B	LENNAR CORP CL B
LEO	BNY MELLON STRATEGIC MUNS INC COM
LESL	LESLIES INC COM
LETB	ADVISORSHARES TR LET BOB AI POWER
LEU	CENTRUS ENERGY CORP CL A
LEV	THE LION ELECTRIC COMPANY COMMON STOCK
LEV+	THE LION ELECTRIC COMPANY WT EXP 050626
LEV+A	THE LION ELECTRIC COMPANY WT EXP 121627
LEVI	LEVI STRAUSS & CO NEW CL A COM STK
LEXI	LISTED FD TR ALEXIS PRACTICAL
LEXX	LEXARIA BIOSCIENCE CORP COM NEW

LEXXW	LEXARIA BIOSCIENCE CORP WT EXP 011126
LFAC	LF CAPITAL ACQUISITION CORP II CLASS A COM
LFACU	LF CAPITAL ACQUISITION CORP II UNIT EX 051528
LFACW	LF CAPITAL ACQUISITION CORP II WT EXP 021928
LFCR	LIFECORE BIOMEDICAL INC COM
LFEQ	VANECK ETF TRUST LONG/FLAT TREND
LFLY	LEAFLY HOLDINGS INC COM
LFLYW	LEAFLY HOLDINGS INC WT EXP 020427
LFMD	LIFEMD INC COM
LFMDP	LIFEMD INC 8.875% CUM PFD A
LFST	LIFESTANCE HEALTH GROUP INC COM
LFT	LUMENT FINANCE TRUST INC COM
LFT-A	LUMENT FINANCE TRUST INC 7.875% CUM PFD A
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM NEW
LGF.A	LIONS GATE ENTMNT CORP CL A VTG
LGF.B	LIONS GATE ENTMNT CORP CL B NON VTG
LGH	NORTHERN LTS FD TR III HCM DEFEN 500
LGHL	LION GROUP HOLDING LTD ADS
LGHLW	LION GROUP HOLDING LTD WT EXP 061725
LGI	LAZARD GLOBAL TOTAL RETURN & I COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGL+	LGL GROUP INC WT EXP 111625
LGLV	SPDR SER TR SSGA US LRG ETF
LGMK	LOGICMARK INC COM NEW
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LGO	LARGO INC COM
LGOV	FIRST TR EXCHANGE-TRADED FD IV LNG DUR OPRTUN
LGST	SEMPER PARATUS ACQUISITION COR CLASS A ORD
LGSTU	SEMPER PARATUS ACQUISITION COR UNIT EX 110426
LGSTW	SEMPER PARATUS ACQUISITION COR WT EXP 110426
LGVC	LAMF GLOBAL VENTURES CORP I CLASS A ORD
LGVCU	LAMF GLOBAL VENTURES CORP I UNIT EX 110526

LGVCW	LAMF GLOBAL VENTURES CORP I WT EXP 110526
LGVN	LONGEVERON INC COM
LH	LABORATORY CORP AMER HLDGS COM NEW
LHC	LEO HLDGS CORP II COM CL A
LHC=	LEO HLDGS CORP II UNIT EX
LHX	L3HARRIS TECHNOLOGIES INC COM
LI	LI AUTO INC SPONSORED ADS
LIAN	LIANBIO SPONSORED ADS
LIBY	LIBERTY RES ACQUISITION CORP CLASS A COM
LIBYU	LIBERTY RES ACQUISITION CORP UNIT EX 103128
LIBYW	LIBERTY RES ACQUISITION CORP WT EXP 103128
LICN	LICHEN CHINA LTD CL A ORD SHS
LICY	LI-CYCLE HOLDINGS CORP COMMON SHARES
LIDR	AEYE INC CL A COM
LIDRW	AEYE INC WT EXP 093027
LIFE	ATYR PHARMA INC COM NEW
LIFW	MSP RECOVERY INC COM CL A
LIFWW	MSP RECOVERY INC WT EXP 052027
LIFWZ	MSP RECOVERY INC WT EXP 052327
LII	LENNOX INTL INC COM
LILA	LIBERTY LATIN AMERICA LTD COM CL A
LILAK	LIBERTY LATIN AMERICA LTD COM CL C
LILM	LILIUM N V CLASS A ORD SHS
LILMW	LILIUM N V WT EXP 091426
LIN	LINDE PLC SHS
LINC	LINCOLN EDL SVCS CORP COM
LIND	LINDBLAD EXPEDITIONS HLDGS INC COM
LINK	INTERLINK ELECTRS INC COM NEW
LIPO	LIPELLA PHARMACEUTICALS INC COMMON STOCK
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS LITHIUM BTRY ETF
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LITE	LUMENTUM HLDGS INC COM
LITM	SNOW LAKE RES LTD COM

LITP	SPROTT FDS TR LITHIUM MINERS
LITT	LOGISTICS INNOVTN TECHNLGS CRP CLASS A COM
LITTU	LOGISTICS INNOVTN TECHNLGS CRP UNIT EX 061026
LITTW	LOGISTICS INNOVTN TECHNLGS CRP WT EXP 061528
LIVB	LIV CAPITAL ACQUISITN CORP II CLASS A ORD SHS
LIVBU	LIV CAPITAL ACQUISITN CORP II UNIT EX 020727
LIVBW	LIV CAPITAL ACQUISITN CORP II WT EXP 020727
LIVE	LIVE VENTURES INC COM NEW
LIVN	LIVANOVA PLC SHS
LIXT	LIXTE BIOTECHNOLOGY HLDGS INC COM
LIXTW	LIXTE BIOTECHNOLOGY HLDGS INC WT EXP 113025
LIZI	LIZHI INC ADS
LKCO	LUOKUNG TECHNOLOGY CORP SHS NEW
LKFN	LAKELAND FINL CORP COM
LKQ	LKQ CORP COM
LL	LL FLOORING HOLDINGS INC COM
LLAP	TERRAN ORBITAL CORPORATION COM
LLAP+	TERRAN ORBITAL CORPORATION WT EXP 032527
LLY	LILLY ELI & CO COM
LMAT	LEMAITRE VASCULAR INC COM
LMB	LIMBACH HLDGS INC COM
LMBS	FIRST TR EXCHANGE-TRADED FD IV FST LOW OPPT EFT
LMDX	LUMIRADX LTD SHS
LMDXW	LUMIRADX LTD WT EXP 092826
LMFA	LM FDG AMER INC COM
LMND	LEMONADE INC COM
LMND+	LEMONADE INC WT EXP 020926
LMNL	LIMINAL BIOSCIENCES INC COM NEW
LMNR	LIMONEIRA CO COM
LMT	LOCKHEED MARTIN CORP COM
LNC	LINCOLN NATL CORP IND COM
LNC-D	LINCOLN NATL CORP IND 9% DEP PFD SR D
LND	BRASILAGRO COMPANHIA BRASILEIR SPONSORED ADR
LNG	CHENIERE ENERGY INC COM NEW

LNKB	LINKBANCORP INC COM
LNN	LINDSAY CORP COM
LNSR	LENSAR INC COM
LNT	ALLIANT ENERGY CORP COM
LNTH	LANTHEUS HLDGS INC COM
LNW	LIGHT & WONDER INC COM
LNZA	LANZATECH GLOBAL INC COM
LNZAW	LANZATECH GLOBAL INC WT EXP 010128
LOAN	MANHATTAN BRDG CAP INC COM
LOB	LIVE OAK BANCSHARES INC COM
LOCC	LIVE OAK CRESTVIEW CLIMATE ACQ CL A COM
LOCC+	LIVE OAK CRESTVIEW CLIMATE ACQ WT EXP 092728
LOCC=	LIVE OAK CRESTVIEW CLIMATE ACQ UNIT
LOCL	LOCAL BOUNTI CORP COMMON STOCK
LOCL+	LOCAL BOUNTI CORP WT EXP
LOCO	EL POLLO LOCO HLDGS INC COM
LODE	COMSTOCK INC COM NEW
LOGI	LOGITECH INTL S A SHS
LOMA	LOMA NEGRA C I A S A MTN 144A SPONSORED ADS
LONZ	PIMCO ETF TR SR LN ACTIVE ETF
LOOP	LOOP INDS INC COM
LOPE	GRAND CANYON ED INC COM
LOPP	GABELLI ETFS TRUST LOVE OUR PLANET
LOUP	INNOVATOR ETFS TR INNOVATOR DEEPW
LOV	SPARK NETWORKS SE SPONSORED ADS
LOVE	LOVESAC COMPANY COM
LOW	LOWES COS INC COM
LOWV	AB ACTIVE ETFS INC US LOW VOLATIL
LPCN	LIPOCINE INC NEW COM NEW
LPG	DORIAN LPG LTD SHS USD
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPRO	OPEN LENDING CORP COM CL A
LPSN	LIVEPERSON INC COM

LPTH	LIGHTPATH TECHNOLOGIES INC COM CL A
LPTV	LOOP MEDIA INC COM NEW
LPTX	LEAP THERAPEUTICS INC COM
LPX	LOUISIANA PAC CORP COM
LQD	ISHARES TR IBOXX INV CP ETF
LQDA	LIQUIDIA CORPORATION COM NEW
LQDB	ISHARES TR BBB RATED CORP
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDT	LIQUIDITY SVCS INC COM
LQIG	SPDR SER TR MKTAXES INVT GRD
LRCX	LAM RESEARCH CORP COM
LRFC	LOGAN RIDGE FINANCE CORP COM
LRGE	LEGG MASON ETF INVT CLEARBRIDEG LR
LRGF	ISHARES TR U S EQUITY FACTR
LRMR	LARIMAR THERAPEUTICS INC COM
LRN	STRIDE INC COM
LRND	INDEXIQ ETF TR IQ US LARGE CAP
LRNZ	LISTED FD TR TRUESHS TECH AI
LSAF	TWO RDS SHARED TR LDRSHS ALPFACT
LSAK	LESAKA TECHNOLOGIES INC COM NEW
LSAT	TWO RDS SHARED TR LEASERSHS ALPHAF
LSBK	LAKE SHORE BANCORP INC COM
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSDI	LUCY SCIENTIFIC DISCOVERY INC COM
LSEA	LANDSEA HOMES CORP COM
LSEAW	LANDSEA HOMES CORP WT EXP 010726
LSF	LAIRD SUPERFOOD INC COM STK
LSI	LIFE STORAGE INC COM
LSPD	LIGHTSPEED COMMERCE INC SUB VTG SHS
LSST	NATIXIS ETF TR LOOMIS SAYLES
LSTA	LISATA THERAPEUTICS INC COM
LSTR	LANDSTAR SYS INC COM
LSXMA	LIBERTY MEDIA CORP DEL COM A SIRIUSXM
LSXMB	LIBERTY MEDIA CORP DEL COM B SIRIUSXM

LSXMK	LIBERTY MEDIA CORP DEL COM C SIRIUSXM
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTCH	LATCH INC COM
LTCHW	LATCH INC WT EXP 060426
LTH	LIFE TIME GROUP HOLDINGS INC COMMON STOCK
LTHM	LIVENT CORP COM
LTL	PROSHARES TR ULTRA COMMUNICTN
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRN	LANTERN PHARMA INC COM
LTRPA	LIBERTY TRIPADVISOR HLDGS INC COM SER A
LTRPB	LIBERTY TRIPADVISOR HLDGS INC COM SER B
LTRX	LANTRONIX INC COM NEW
LU	LUFAX HOLDING LTD ADS REP SHS CL A
LUCD	LUCID DIAGNOSTICS INC COM
LUCY	INNOVATIVE EYEWEAR INC COM
LUCYW	INNOVATIVE EYEWEAR INC WT EXP A 081627
LULU	LULULEMON ATHLETICA INC COM
LUMN	LUMEN TECHNOLOGIES INC COM
LUMO	LUMOS PHARMA INC COM
LUNA	LUNA INNOVATIONS INC COM
LUNG	PULMONX CORP COM
LUNR	INTUITIVE MACHINES INC CLASS A COM
LUNRW	INTUITIVE MACHINES INC WT EXP 021328
LUV	SOUTHWEST AIRLS CO COM
LUX	TEMA ETF TRUST LUXURY ETF
LUXH	LUXURBAN HOTELS INC COM
LVHD	LEGG MASON ETF INVT FRANKLIN US LOW
LVLU	LULUS FASHION LOUNGE HOLDINGS COM
LVO	LIVEONE INC COM
LVOL	AMERICAN CENTY ETF TR LOW VOLATILITY
LVOX	LIVEVOX HOLDING INC COM CL A
LVOXU	LIVEVOX HOLDING INC UNIT EX 030824
LVOXW	LIVEVOX HOLDING INC WT EXP 061826

LVRO	LAVORO LTD CLASS A ORD
LVROW	LAVORO LTD WT EXP 022728
LVS	LAS VEGAS SANDS CORP COM
LVTX	LAVA THERAPEUTICS NV SHS
LVWR	LIVEWIRE GROUP INC COM
LVWR+	LIVEWIRE GROUP INC WT EXP 092627
LW	LAMB WESTON HLDGS INC COM
LWAY	LIFEWAY FOODS INC COM
LWLG	LIGHTWAVE LOGIC INC COM
LX	LEXINFINTECH HLDGS LTD ADR
LXEH	LIXIANG ED HLDG CO LTD SPON ADS
LXFR	LUXFER HLDGS PLC SHS
LXP	LXP INDUSTRIAL TRUST COM
LXP-C	LXP INDUSTRIAL TRUST PFD CONV SER C
LXRX	LEXICON PHARMACEUTICALS INC COM NEW
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYEL	LYELL IMMUNOPHARMA INC COM
LYFT	LYFT INC CL A COM
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYRA	LYRA THERAPEUTICS INC COM
LYT	LYTUS TECHNOLOGS HLDGS PTV LTD COM
LYTS	LSI INDS INC OHIO COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZ	LEGALZOOM COM INC COM
LZB	LA Z BOY INC COM
LZRD	SPINNAKER ETF SERIES PARABLA INNOVATI
M	MACYS INC COM
MA	MASTERCARD INCORPORATED CL A
MAA	MID-AMER APT CMNTYS INC COM
MAA-I	MID-AMER APT CMNTYS INC PFD SER I
MAC	MACERICH CO COM
MACA	MORINGA ACQUISITION CORP CL A SHS
MACAU	MORINGA ACQUISITION CORP UNIT EX 021626

MACAW	MORINGA ACQUISITION CORP WT EXP 022228
MACK	MERRIMACK PHARMACEUTICALS INC COM NEW
MAG	MAG SILVER CORP COM
MAIA	MAIA BIOTECHNOLOGY INC COM
MAIN	MAIN STR CAP CORP COM
MAKX	PROSHARES TR S&P KENSHO SMRT
MAN	MANPOWERGROUP INC WIS COM
MANH	MANHATTAN ASSOCIATES INC COM
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAPS	WM TECHNOLOGY INC COM
MAPSW	WM TECHNOLOGY INC WT EXP 061626
MAQC	MAQUIA CAPITAL ACQUISITION CRP CLASS A COM
MAQCU	MAQUIA CAPITAL ACQUISITION CRP UNIT
MAQCW	MAQUIA CAPITAL ACQUISITION CRP WT EXP 050526
MAR	MARRIOTT INTL INC NEW CL A
MARA	MARATHON DIGITAL HOLDINGS INC COM
MARB	FIRST TR EXCH TRADED FD III MERGER ARBITRA
MARK	REMARK HLDGS INC COM NEW
MARPS	MARINE PETE TR UNIT BEN INT
MART	AIM ETF PRODUCTS TRUST US LARCP B10 MAR
MARW	AIM ETF PRODUCTS TRUST US LARCP B20 MAR
MARX	MARS ACQUISITION CORP ORDINARY SHARES
MARXR	MARS ACQUISITION CORP RT
MARXU	MARS ACQUISITION CORP UNIT EX 020928
MAS	MASCO CORP COM
MASI	MASIMO CORP COM
MASS	908 DEVICES INC COM
MAT	MATTEL INC COM
MATH	METALPHA TECHN HOLDING LTD SHS
MATV	MATIV HOLDINGS INC COM
MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAV	PIONEER MUNICIPAL HIGH INCOME COM
MAX	MEDIAALPHA INC CL A

MAXI	SIMPLIFY EXCHANGE TRADED FUNDS BITCOIN STRATEGY
MAXN	MAXEON SOLAR TECHNOLOGIES LTD SHS
MAYS	MAYS J W INC COM
MAYT	AIM ETF PRODUCTS TRUST US LARCP B10 MAY
MAYW	AIM ETF PRODUCTS TRUST US LAGCP B20 MAY
MBAC	M3 BRIGADE ACQUISITION II CORP COM CL A
MBAC+	M3 BRIGADE ACQUISITION II CORP WT EXP 030926
MBAC=	M3 BRIGADE ACQUISITION II CORP UNIT
MBB	ISHARES TR MBS ETF
MBC	MASTERBRAND INC COMMON STOCK
MBCN	MIDDLEFIELD BANC CORP COM NEW
MBI	MBIA INC COM
MBIN	MERCHANTS BANCORP IND COM
MBINM	MERCHANTS BANCORP IND 8.25% DEP PFD D
MBINN	MERCHANTS BANCORP IND 6% FXD PFD SR C
MBINO	MERCHANTS BANCORP IND 6% DP SH PFD B
MBINP	MERCHANTS BANCORP IND 7% NCUM PFD A
MBIO	MUSTANG BIO INC COM NEW
MBLY	MOBILEYE GLOBAL INC COMMON CLASS A
MBNKP	MEDALLION BK UTAH 8% PFD SER F
MBOT	MICROBOT MED INC COM NEW
MBOX	EA SERIES TRUST FREEDOM DAY
MBRX	MOLECULIN BIOTECH INC COM
MBSC	M3 BRIGADE ACQUISITION III CL A COM
MBSC+	M3 BRIGADE ACQUISITION III WT EXP 073128
MBSC=	M3 BRIGADE ACQUISITION III UNIT
MBSD	FLEXSHARES TR DISCP DUR MBS
MBTC	NOCTURNE ACQUISITION CORP ORDINARY SHARES
MBTCR	NOCTURNE ACQUISITION CORP RT
MBTCU	NOCTURNE ACQUISITION CORP UNIT EX 022526
MBUU	MALIBU BOATS INC COM CL A
MBWM	MERCANTILE BK CORP COM
MC	MOELIS & CO CL A
MCAA	MOUNTAIN & CO I ACQUISITN CORP CLASS A ORD

MCAAU	MOUNTAIN & CO I ACQUISITN CORP UNIT EX 110426
MCAAW	MOUNTAIN & CO I ACQUISITN CORP WT EXP 093026
MCAC	MONTEREY CAP ACQUISITION CORP CLASS A COM
MCACR	MONTEREY CAP ACQUISITION CORP RT
MCACU	MONTEREY CAP ACQUISITION CORP UNIT EX 051027
MCACW	MONTEREY CAP ACQUISITION CORP WT EXP 010127
MCAF	MOUNTAIN CREST ACQUSITN CRP IV COM
MCAFR	MOUNTAIN CREST ACQUSITN CRP IV RT
MCAFU	MOUNTAIN CREST ACQUSITN CRP IV UNIT EX 062926
MCAG	MOUNTAIN CREST ACQSITN CORP V COM
MCAGR	MOUNTAIN CREST ACQSITN CORP V RT
MCAGU	MOUNTAIN CREST ACQSITN CORP V UNIT EX 111226
MCB	METROPOLITAN BK HLDG CORP COM
MCBC	MACATAWA BK CORP COM
MCBS	METROCITY BANKSHARES INC COM
MCD	MCDONALDS CORP COM
MCFT	MASTERCRAFT BOAT HLDGS INC COM
MCH	MATTHEWS ASIA FDS CHINA ACTIVE ETF
MCHI	ISHARES TR MSCI CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC. COM
MCHX	MARCHEX INC CL B
MCI	BARINGS CORPORATE INVS COM
MCK	MCKESSON CORP COM
MCLD	MCLOUD TECHNOLOGIES CORP COM NEW
MCLDP	MCLOUD TECHNOLOGIES CORP 9% CNV SER PFD A
MCLDW	MCLOUD TECHNOLOGIES CORP WT EXP 112926
MCN	MADISON COVERED CALL & EQUITY COM
MCO	MOODYS CORP COM
MCOM	MICROMOBILITY.COM INC CLASS A COM
MCOMW	MICROMOBILITY.COM INC WT EXP 081326
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRB	SERES THERAPEUTICS INC COM
MCRI	MONARCH CASINO & RESORT INC COM
MCS	MARCUS CORP DEL COM

MCSE	FRANKLIN TEMPLETON ETF TR MARTIN CURRIE
MCVT	MILL CITY VENTURES III LTD COM NEW
MCW	MISTER CAR WASH INC COM
MCY	MERCURY GENL CORP NEW COM
MD	PEDIATRIX MEDICAL GROUP INC COM
MDB	MONGODB INC CL A
MDC	M D C HLDGS INC COM
MDCP	VICTORY PORTFOLIOS II THB MID CAP ESG
MDGL	MADRIGAL PHARMACEUTICALS INC COM
MDGS	MEDIGUS LTD SPON ADS NEW
MDGSW	MEDIGUS LTD WT C EXP 072323
MDIA	MEDIACO HLDG INC CL A
MDIV	FIRST TR EXCHANGE-TRADED FD VI MULTI ASSET DI
MDJH	MDJM LTD SHS
MDLZ	MONDELEZ INTL INC CL A
MDNA	MEDICENNA THERAPEUTICS CORP COM
MDRR	MEDALIST DIVERSIFIED REIT INC COM NEW
MDRRP	MEDALIST DIVERSIFIED REIT INC 8% SER A PFD STK
MDRX	VERADIGM INC COM
MDT	MEDTRONIC PLC SHS
MDU	MDU RES GROUP INC COM
MDV	MODIV INC CL C COM STK
MDV-A	MODIV INC 7.375% CUM SER A
MDVL	MEDAVAIL HOLDINGS INC COM
MDWD	MEDIWOUND LTD SHS NEW
MDWT	MIDWEST HLDG INC COM NEW
MDXG	MIMEDX GROUP INC COM
MDXH	MDXHEALTH SA SPONSORED ADS
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SER TR S&P 400 MDCP GRW
MDYV	SPDR SER TR S&P 400 MDCP VAL
ME	23ANDME HOLDING CO CLASS A COM
MEC	MAYVILLE ENGR CO INC COM
MED	MEDIFAST INC COM

MEDI	HARBOR ETF TRUST HEALTH CARE ETF
MEDP	MEDPACE HLDGS INC COM
MEDS	TRXADE HEALTH INC COM NEW
MEDX	LISTED FD TR HORIZON KINETICS
MEG	MONTROSE ENVIRONMENTAL GROUP I COM
MEGI	MAINSTAY CBRE GBL INFRSTR MEGA COM
MEGL	MAGIC EMPIRE GLOBAL LTD ORD SHS
MEI	METHODE ELECTRS INC COM
MEIP	MEI PHARMA INC COM
MEKA	MELI KASZEK PIONEER CORP CLASS A ORD
MELI	MERCADOLIBRE INC COM
MEM	MATTHEWS ASIA FDS EMER MKTS EQUITY
MEME	LISTED FD TR ROUNDHILL MEME
MEMX	MATTHEWS ASIA FDS EMERGING MARKETS
MEOA	MINORITY EQUALITY OPPORTUNITIE CLASS A COM
MEOAU	MINORITY EQUALITY OPPORTUNITIE UNIT EX 082626
MEOAW	MINORITY EQUALITY OPPORTUNITIE WT EXP 082626
MEOH	METHANEX CORP COM
MER-K	BANK AMERICA CORP INCM CP OBG NT
MERC	MERCER INTL INC COM
MESA	MESA AIR GROUP INC COM NEW
MESO	MESOBLAST LTD SPONS ADR
MET	METLIFE INC COM
MET-A	METLIFE INC PFD A FLT RATE
MET-E	METLIFE INC 5.625 NCUM PFD E
MET-F	METLIFE INC 4.75% DP PFD F
META	META PLATFORMS INC CL A
METC	RAMACO RES INC COM
METCL	RAMACO RES INC CAL NT 26
METV	LISTED FD TR ROUNDHILL BALL
METX	METEN HOLDING GROUP LTD SHS NEW
METXW	METEN HOLDING GROUP LTD WT EXP 033125
MEXX	DIREXION SHS ETF TR DLY MSCI MX 3X
MF	MISSFRESH LTD SPON ADS

MFA	MFA FINL INC COM
MFA-B	MFA FINL INC PFD SER B
MFA-C	MFA FINL INC 6.50 PFD SER C
MFC	MANULIFE FINL CORP COM
MFD	MACQUARIE / FIRST TR GLOBAL IN COM
MFDX	PIMCO EQUITY SER RAFI DYN MULTI
MFEM	PIMCO EQUITY SER RAFI DYN EMERG
MFG	MIZUHO FINANCIAL GROUP INC SPONSORED ADR
MFH	MERCURITY FINTECH HOLDING INC ORDINARY SHARES
MFIC	MIDCAP FINANCIAL INVSTMNT CORP COM NEW
MFIN	MEDALLION FINL CORP COM
MFLX	FIRST TR EXCHNG TRADED FD VIII FLEXIBL MUN HIGH
MFM	MFS MUN INCOME TR SH BEN INT
MFUS	PIMCO EQUITY SER RAFI DYN ML US
MFV	MFS SPL VALUE TR SH BEN INT
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGAM	MOBILE GLOBAL ESPORTS INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGIH	MILLENNIUM GROUP INTL HLDGS LT ORD SHS
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLD	THE MARYGOLD COMPANIES INC COM
MGM	MGM RESORTS INTERNATIONAL COM
MGMT	UNIFIED SER TR BALLAST SMLMD CP
MGNI	MAGNITE INC COM
MGNX	MACROGENICS INC COM
MGOL	MGO GLOBAL INC COM
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP INC 5.875 NT SB 59
MGRB	AFFILIATED MANAGERS GROUP INC JR SUB NT 60
MGRC	MCGRATH RENTCORP COM

MGRD	AFFILIATED MANAGERS GROUP INC JR SUB NT 61
MGRM	MONOGRAM ORTHOPAEDICS INC COM
MGRX	MANGOCEUTICALS INC COM
MGTA	MAGENTA THERAPEUTICS INC COM
MGTX	MEIRAGTX HLDGS PLC COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGY	MAGNOLIA OIL & GAS CORP CL A
MGYR	MAGYAR BANCORP INC COM
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHF	WESTERN ASSET MUN HIGH INCOME COM
MHH	MASTECH DIGITAL INC COM
MHI	PIONEER MUNICIPAL HIGH INCOME COM SHS
MHK	MOHAWK INDS INC COM
MHLA	MAIDEN HLDGS LTD 6.625 NT 2046
MHLD	MAIDEN HOLDINGS LTD SHS
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MHUA	MEIHUA INTL MED TECHNOLOGIES C ORD SHS
MICS	SINGING MACH INC COM
MID	AMERICAN CENTY ETF TR MID CAP GRW IMP
MIDD	MIDDLEBY CORP COM
MIDE	DBX ETF TR XTRACKERS S&P MD
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIGI	MAWSON INFRASTRUCTURE GROUP IN COM
MILN	GLOBAL X FDS MILLENNIAL CONSU
MIMO	AIRSPAN NETWORKS HOLDINGS INC COM
MIMO+A	AIRSPAN NETWORKS HOLDINGS INC WT EXP 081323
MIMO+B	AIRSPAN NETWORKS HOLDINGS INC WT EXP 081323
MIN	MFS INTER INCOME TR SH BEN INT
MINC	ADVISORSHARES TR NEWFLT MULSINC
MIND	MIND TECHNOLOGY INC COM
MINDP	MIND TECHNOLOGY INC 9.00% CUM PFD A
MINM	MINIM INC COM NEW

MINO	PIMCO ETF TR MUNI INCOME OPP
MINT	PIMCO ETF TR ENHAN SHRT MA AC
MINV	MATTHEWS ASIA FDS ASIA INNOV ACTIV
MIO	PIONEER MUN HIGH INCOME OPPORT COMMON STOCK
MIR	MIRION TECHNOLOGIES INC COM CL A
MIR+	MIRION TECHNOLOGIES INC WT EXP 102026
MIRM	MIRUM PHARMACEUTICALS INC COM
MIRO	MIROMATRIX MED INC COM
MISL	FIRST TR EXCHANGE-TRADED FD INDXX AEROSPACE
MIST	MILESTONE PHARMACEUTICALS INC COM
MITA	COLISEUM ACQUISITION CORP CLASS A ORD SHS
MITAU	COLISEUM ACQUISITION CORP UNIT EX 040228
MITAW	COLISEUM ACQUISITION CORP WT EXP 082228
MITK	MITEK SYS INC COM NEW
MITQ	MOVING IMAGE TECHNOLOGIES INC COMMON STOCK
MITT	AG MTG INVT TR INC COM NEW
MITT-A	AG MTG INVT TR INC 8.25% PFD SER A
MITT-B	AG MTG INVT TR INC PFD SER B 8.00%
MITT-C	AG MTG INVT TR INC 8% CUM PFD SER C
MIXT	MIX TELEMATICS LTD SPONSORED ADR
MIY	BLACKROCK MUNIYIELD MICH QU COM
MJ	ETF MANAGERS TR ETFMG ALTR HRVST
MJUS	ETF MANAGERS TR ETFMG US ALTER
MKAM	EA SERIES TRUST MKAM ETF
MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKFG	MARKFORGED HOLDING CORPORATION COM
MKFG+	MARKFORGED HOLDING CORPORATION WT EXP 07/14/26
MKL	MARKEL GROUP INC COM
MKSI	MKS INSTRS INC COM
MKTW	MARKETWISE INC COM CL A
MKTX	MARKETAXESS HLDGS INC COM
MKUL	MOLEKULE GROUP INC COM
ML	MONEYLION INC CL A

ML+	MONEYLION INC WT EXP 092226
MLAB	MESA LABS INC COM
MLAC	MALACCA STRAITS ACQUISITION CO COM CL A
MLACU	MALACCA STRAITS ACQUISITION CO UNIT
MLACW	MALACCA STRAITS ACQUISITION CO WT EXP 063027
MLCO	MELCO RESORTS AND ENTMNT LTD ADR
MLEC	MOOLEC SCIENCE SA ORDINARY SHARES
MLECW	MOOLEC SCIENCE SA WT EXP 123027
MLGO	MICROALGO INC SHS
MLI	MUELLER INDS INC COM
MLKN	MILLERKNOLL INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLNK	MERIDIANLINK INC COMMON STOCK
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPB	UBS AG LONDON BRANCH ETRACS ALER MLP
MLPO	CREDIT SUISSE NASSAU BRANCH ETN LKD 34
MLPR	UBS AG LONDON BRANCH ETRACS LKD ETN
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLR	MILLER INDS INC TENN COM NEW
MLSS	MILESTONE SCIENTIFIC INC COM NEW
MLTX	MOONLAKE IMMUNOTHERAPEUTICS CLASS A ORD
MLVF	MALVERN BANCORP INC COM
MLYS	MINERALYS THERAPEUTICS INC COM
MMAT	META MATERIALS INC COM
MMC	MARSH & MCLENNAN COS INC COM
MMCA	INDEXIQ ACTIVE ETF TR IQ MACKAY CA MUN
MMD	MAINSTAY MACKAY DEFINEDTERM MU COM
MMI	MARCUS & MILLICHAP INC COM
MMIN	INDEXIQ ACTIVE ETF TR IQ MACKAY INSRED
MMIT	INDEXIQ ACTIVE ETF TR IQ MACKAY INTRME
MMLG	FIRST TR EXCHNG TRADED FD VIII MLT MNGD LRG GRW
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM

MMMB	MAMAMANCINI S HLDGS INC COM
MMP	MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP
MMS	MAXIMUS INC COM
MMSB	INDEXIQ ACTIVE ETF TR IQ MACKAY MULTI
MMSC	FIRST TR EXCHNG TRADED FD VIII MULTI MGR SML CP
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SER TR S&P1500MOMTILT
MMU	WESTERN ASSET MANAGED MUNS FD COM
MMV	MULTIMETAVERSE HOLDINGS LTD CLASS A ORD SHS
MMVWW	MULTIMETAVERSE HOLDINGS LTD WT EXP 010428
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MNA	INDEXIQ ETF TR IQ MRGR ARB ETF
MNBD	ALPS ETF TR INTER MUNI BD
MNDO	MIND C T I LTD ORD
MNDY	MONDAY COM LTD SHS
MNK	MALLINCKRODT PLC ORD SHS
MNKD	MANNKIND CORP COM NEW
MNMD	MIND MEDICINE MINDMED INC COM NEW
MNOV	MEDICINOVA INC COM NEW
MNP	WESTERN ASSET MUN PARTNERS FD COM
MNPR	MONOPAR THERAPEUTICS INC COM
MNRO	MONRO INC COM
MNSB	MAINSTREET BANCSHARES INC COM
MNSBP	MAINSTREET BANCSHARES INC 7.5% DP SH PFD A
MNSO	MINISO GROUP HLDG LTD SPONSORED ADS
MNST	MONSTER BEVERAGE CORP NEW COM
MNTK	MONTAUK RENEWABLES INC COM
MNTN	EVEREST CONSOLIDATOR ACQ CORP CL A COM
MNTN+	EVEREST CONSOLIDATOR ACQ CORP WT EXP
MNTN=	EVEREST CONSOLIDATOR ACQ CORP UNIT
MNTS	MOMENTUS INC COM CL A
MNTSW	MOMENTUS INC WT EXP 051526
MNTX	MANITEX INTL INC COM

MO	ALTRIA GROUP INC COM
MOB	MOBILICOM LTD SPON ADS
MOBBW	MOBILICOM LTD WT EXP 083127
MOBQ	MOBIQUITY TECHNOLOGIES INC COM
MOBQW	MOBIQUITY TECHNOLOGIES INC WT EXP 120326
MOBV	MOBIV ACQUISITION CORP CLASS A COM
MOBVU	MOBIV ACQUISITION CORP UNIT EX 073127
MOBVW	MOBIV ACQUISITION CORP WT EXP 073127
MOD	MODINE MFG CO COM
MODD	MODULAR MED INC COM NEW
MODG	TOPGOLF CALLAWAY BRANDS CORP COM
MODL	VICTORY PORTFOLIOS II VICTORYSHARES WE
MODN	MODEL N INC COM
MODV	MODIVCARE INC COM
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOGO	MOGO INC COM
MOGU	MOGU INC SPON ADS
MOH	MOLINA HEALTHCARE INC COM
MOLN	MOLECULAR PARTNERS AG ADS
MOMO	HELLO GROUP INC ADS
MOND	MONDEE HOLDINGS INC CLASS A COM
MOO	VANECK ETF TRUST AGRIBUSINESS ETF
MOOD	EA SERIES TRUST RELATIVE SENTIME
MOON	DIREXION SHS ETF TR MOONSHOT INNOVAT
MOR	MORPHOSYS AG SPONSORED ADS
MORE	ASYMMETRIC ETFS TRUST SMART INCOME ETF
MORF	MORPHIC HLDG INC COM
MORN	MORNINGSTAR INC COM
MORT	VANECK ETF TRUST MORTGAGE REIT
MOS	MOSAIC CO NEW COM
MOTO	GUINNESS ATKINSON FDS SMARTETF TRASP
MOTS	MOTUS GI HLDGS INC COM NEW

MOV	MOVADO GROUP INC COM
MOVE	MOVANO INC COM
MOXC	MOXIAN BVI INC ORDINARY SHARES
MP	MP MATERIALS CORP COM CL A
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM
MPAA	MOTORCAR PTS AMER INC COM
MPAY	EXCHANGE LISTED FDS TR AKROS MTHLY PAYO
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPLN	MULTIPLAN CORPORATION COM
MPLN+	MULTIPLAN CORPORATION WT EXP 021325
MPLX	MPLX LP COM UNIT REP LTD
MPRA	MERCATO PARTNERS ACQUISITION C CLASS A COM
MPRAU	MERCATO PARTNERS ACQUISITION C UNIT EX 102926
MPRAW	MERCATO PARTNERS ACQUISITION C WT EXP
MPTI	M-TRON INDS INC COM
MPU	MEGA MATRIX CORP COM
MPV	BARINGS PARTN INVS SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWR	MONOLITHIC PWR SYS INC COM
MPX	MARINE PRODS CORP COM
MQ	MARQETA INC CLASS A COM
MQT	BLACKROCK MUNIYIELD QUALITY FD COM
MQY	BLACKROCK MUNIYILD QULT FD INC COM
MRAD	GUINNESS ATKINSON FDS SMARTETFS ADVER
MRAI	MARPAI INC CL A COM
MRAM	EVERSPIN TECHNOLOGIES INC COM
MRBK	MERIDIAN CORPORATION COM
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCY	MERCURY SYS INC COM
MRDB	MARIADB PLC ORD SHS
MRDB+	MARIADB PLC WT EXP 121627
MREO	MEREO BIOPHARMA GROUP PLC SPON ADS

MRIN	MARIN SOFTWARE INC COM NEW
MRK	MERCK & CO INC COM
MRKR	MARKER THERAPEUTICS INC COM NEW
MRM	MEDIROM HEALTHCARE TECH INC SPONSORED ADS
MRNA	MODERNA INC COM
MRND	INDEXIQ ETF TR IQ US MID CAP R&
MRNS	MARINUS PHARMACEUTICALS INC COM NEW
MRO	MARATHON OIL CORP COM
MRSK	NORTHERN LIGHTS FD TR TOEWS AGILTY SHS
MRSN	MERSANA THERAPEUTICS INC COM
MRTN	MARTEN TRANS LTD COM
MRTX	MIRATI THERAPEUTICS INC COM
MRUS	MERUS N V COM
MRVI	MARAVAI LIFESCIENCES HLDGS INC COM CL A
MRVL	MARVELL TECHNOLOGY INC COM
MS	MORGAN STANLEY COM NEW
MS-A	MORGAN STANLEY PFD A 1/1000
MS-E	MORGAN STANLEY DEP SHS 1/1000 E
MS-F	MORGAN STANLEY DEP SHS 1/1000TH
MS-I	MORGAN STANLEY DEP FIX/FLT
MS-K	MORGAN STANLEY SH NONCM PFD K
MS-L	MORGAN STANLEY 4.875 DP SH PF L
MS-O	MORGAN STANLEY 4.250% DP PFD O
MS-P	MORGAN STANLEY 6.5% DP SH PFD P
MSA	MSA SAFETY INC COM
MSB	MESABI TR CTF BEN INT
MSBI	MIDLAND STATES BANCORP INC COM
MSBIP	MIDLAND STATES BANCORP INC 7.75% DEP PFD A
MSC	STUDIO CITY INTL HLDGS LTD SPON ADS
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMKT DBT FD INC COM
MSEX	MIDDLESEX WTR CO COM
MSFD	DIREXION SHS ETF TR DAILY MSFT BR 1X
MSFT	MICROSOFT CORP COM

MSFU	DIREXION SHS ETF TR DAILY MSFT BL1.5
MSGE	MADISON SQUARE GARDEN ENTMT COM CL A
MSGM	MOTORSPORT GAMES INC CL A NEW
MSGS	MADISON SQUARE GRDN SPRT CORP CL A
MSI	MOTOROLA SOLUTIONS INC COM NEW
MSM	MSC INDL DIRECT INC CL A
MSN	EMERSON RADIO CORP COM NEW
MSOS	ADVISORSHARES TR PURE US CANNABIS
MSOX	ADVISORSHARES TR MSOS 2X DAILY ET
MSSA	METAL SKY STAR ACQUISITION COR ORDINARY SHARES
MSSAR	METAL SKY STAR ACQUISITION COR RT
MSSAU	METAL SKY STAR ACQUISITION COR UNIT EX 033127
MSSAW	METAL SKY STAR ACQUISITION COR WT EXP 033129
MSTR	MICROSTRATEGY INC CL A NEW
MSVB	MID-SOUTHERN BANCORP INC COM
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTA	METALLA RTY & STREAMING LTD COM NEW
MTAC	MEDTECH ACQUISITION CORP COM CL A
MTACU	MEDTECH ACQUISITION CORP UNIT EXP 121825
MTACW	MEDTECH ACQUISITION CORP WT EXP 122227
MTAL	METALS ACQUISITION CORP SHS CL A
MTAL+	METALS ACQUISITION CORP WT EXP
MTAL=	METALS ACQUISITION CORP UNIT
MTB	M & T BK CORP COM
MTB-H	M & T BK CORP FIX TO FLT PFD H
MTC	MMTEC INC SHS NEW
MTCH	MATCH GROUP INC NEW COM
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEK	MARIS TECH LTD ORDINARY SHARES
MTEKW	MARIS TECH LTD WT EXP 020427
MTEM	MOLECULAR TEMPLATES INC COM
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM

MTGP	WISDOMTREE TR MORTGAGE PLUS BD
MTH	MERITAGE HOMES CORP COM
MTLS	MATERIALISE NV SPONSORED ADS
MTN	VAIL RESORTS INC COM
MTNB	MATINAS BIOPHARMA HLDGS INC COM
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTRY	MONTEREY BIO ACQUISITION CORP COM
MTRYU	MONTEREY BIO ACQUISITION CORP UNIT EX 093026
MTRYW	MONTEREY BIO ACQUISITION CORP WT EXP 100526
MTSI	MACOM TECH SOLUTIONS HLDGS INC COM
MTTR	MATTERPORT INC COM CL A
MTUL	UBS AG LONDON BRANCH CAL LKD 51
MTVC	MOTIVE CAPITAL CORP II CL A ORD
MTVC+	MOTIVE CAPITAL CORP II WT EXP
MTVC=	MOTIVE CAPITAL CORP II UNIT
MTVR	EXCHANGE TRADED CONCEPTS TR FOUNT METAVERSE
MTW	MANITOWOC CO INC COM NEW
MTX	MINERALS TECHNOLOGIES INC COM
MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUB	ISHARES TR NATIONAL MUN ETF
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM
MUE	BLACKROCK MUNIHOLDINGS QUALITY COM
MUFG	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADS
MUI	BLACKROCK MUNICIPAL INCOME COM
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MULN	MULLEN AUTOMOTIVE INC COM
MUNI	PIMCO ETF TR INTER MUN BD ACT
MUR	MURPHY OIL CORP COM
MURF	MURPHY CANYON ACQUISITION CORP CLASS A COM
MURFU	MURPHY CANYON ACQUISITION CORP UNIT EX 012527

MURFW	MURPHY CANYON ACQUISITION CORP WT EXP 012527
MUSA	MURPHY USA INC COM
MUSI	AMERICAN CENTY ETF TR MULTISECTOR
MUST	COLUMBIA ETF TR I MULTI SEC MUNI
MUX	MCEWEN MNG INC COM NEW
MVBF	MVB FINL CORP COM
MVF	BLACKROCK MUNIVEST FD INC COM
MVIS	MICROVISION INC DEL COM NEW
MVLA	MOVELLA HOLDINGS INC COM
MVLAW	MOVELLA HOLDINGS INC WT EXP 021028
MVO	MV OIL TR TR UNITS
MVPS	AMPLIFY ETF TR THEMATIC ALL STR
MVRL	UBS AG LONDON BRANCH ETRACS LKD 50
MVST	MICROVAST HOLDINGS INC COM
MVSTW	MICROVAST HOLDINGS INC WT EXP 040126
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400
MWA	MUELLER WTR PRODS INC COM SER A
MWG	MULTI WAYS HOLDINGS LIMITED ORDINARY SHARES
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXC	MEXCO ENERGY CORP COM
MXCT	MAXCYTE INC COM
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES TR GLOBAL MATER ETF
MXL	MAXLINEAR INC COM
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYFW	FIRST WESTN FINL INC COM
MYGN	MYRIAD GENETICS INC COM
MYI	BLACKROCK MUNIYIELD QUALITY FD COM
MYMD	MYMD PHARMACEUTICALS INC COM
MYN	BLACKROCK MUNIYIELD N Y QUALIT COM
MYNA	MYNARIC AG SPON ADS

MYNZ	MAINZ BIOMED N V ORDINARY SHARES
MYO	MYOMO INC COM NEW
MYPS	PLAYSTUDIOS INC CLASS A COM
MYPSW	PLAYSTUDIOS INC WT EXP 061726
MYRG	MYR GROUP INC DEL COM
MYSZ	MY SIZE INC COM
MYTE	MYT NETHERLANDS PARENT B V ADS
MYY	PROSHARES TR PSHS SH MDCAP400
MZZ	PROSHARES TR ULTSHT MIDCAP400
NA	NANO LABS LTD SPONSORED ADS
NAAS	NAAS TECHNOLOGY INC SPONSORED ADS
NABL	N-ABLE INC COMMON STOCK
NAC	NUVEEN CA QUALTY MUN INCOME FD COM
NACP	IMPACT SHS TR I NAACP MINO ETF
NAD	NUVEEN QUALITY MUNCP INCOME FD COM
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAIL	DBX ETF TR DALY HOM B&S BUL
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAMS	NEWAMSTERDAM PHARMA COMPANY NV ORDINARY SHARES
NAMSW	NEWAMSTERDAM PHARMA COMPANY NV WT EXP 112227
NAN	NUVEEN NEW YORK QLT MUN INC FD COM
NANR	SPDR INDEX SHS FDS S&P NORTH AMER
NAOV	NANOVIBRONIX INC COM NEW
NAPA	DUCKHORN PORTFOLIO INC COM
NARI	INARI MED INC COM
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATI	NATIONAL INSTRS CORP COM
NATR	NATURES SUNSHINE PRODS INC COM
NAUT	NAUTILUS BIOTECHNOLOGY INC COM
NAVB	NAVIDEA BIOPHARMACEUTICALS INC COM NEW
NAVI	NAVIENT CORPORATION COM
NAZ	NUVEEN ARIZONA QLTY MUN INC FD COM
NB	NIOCORP DEVS LTD COM NEW

NBB	NUVEEN TAXABLE MUNICPAL INM FD COM
NBCC	NEUBERGER BERMAN ETF TRUST NEXT GEN CONNECT
NBCM	NEUBERGER BERMAN ETF TRUST BERMAN COMMODITY
NBCT	NEUBERGER BERMAN ETF TRUST CARBON TRNSN INF
NBDS	NEUBERGER BERMAN ETF TRUST DISRUPTERS ETF
NBH	NEUBERGER BERMAN MUN FD INC COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBN	NORTHEAST BK LEWISTON ME COM
NBO	NEUBERGER BERMAN N Y MUN FD IN COM
NBR	NABORS INDUSTRIES LTD SHS
NBRV	NABRIVA THERAPEUTICS PLC SHS NEW 2022
NBSE	NEUBASE THERAPEUTICS INC COM
NBST	NEWBURY STREET ACQUISITN CORP COM
NBSTU	NEWBURY STREET ACQUISITN CORP UNIT EX 043028
NBSTW	NEWBURY STREET ACQUISITN CORP WT EXP 043028
NBTB	NBT BANCORP INC COM
NBTX	NANOBIOTIX SPONSORED ADS
NBW	NEUBERGER BRMAN CLIFRN MUNI FD COM
NBXG	NEUBERGER BERMAN NEXT GENERATI COMMON STOCK
NBY	NOVABAY PHARMACEUTICALS INC COM
NC	NACCO INDS INC CL A
NCA	NUVEEN CALIFORNIA MUNI VLU FD COM STK
NCAC	NEWCOURT ACQUISITION CORP CLASS A ORD SHS
NCACU	NEWCOURT ACQUISITION CORP UNIT EX 102026
NCACW	NEWCOURT ACQUISITION CORP WT EXP 012228
NCLH	NORWEGIAN CRUISE LINE HLDG LTD SHS
NCMI	NATIONAL CINEMEDIA INC COM
NCNA	NUCANA PLC SPONSORED ADR
NCNO	NCINO INC COM
NCPL	NETCAPITAL INC COM
NCPLW	NETCAPITAL INC WT EXP 071227
NCR	NCR CORP NEW COM
NCRA	NOCERA INC COM

NCSM	NCS MULTISTAGE HLDGS INC COM NEW
NCTY	THE9 LTD SPON ADS NEW
NCV	VIRTUS CONVERTIBLE & INCOME FD COM
NCV-A	VIRTUS CONVERTIBLE & INCOME FD 5.625% CUM PFD A
NCZ	VIRTUS CONVERTIBLE & INC FD II COM
NCZ-A	VIRTUS CONVERTIBLE & INC FD II 5.50% CUM PFD A
NDAQ	NASDAQ INC COM
NDIV	AMPLIFY ETF TR NAT RES DIVIDEND
NDJI	ETF SER SOLUTIONS NATIONWIDE DOW J
NDLS	NOODLES & CO COM CL A
NDMO	NUVEEN DYNAMIC MUN OPPORTUNITI COM SHS
NDP	TORTOISE ENERGY INDEPENDENC FD COM
NDRA	ENDRA LIFE SCIENCES INC COM NEW
NDSN	NORDSON CORP COM
NDVG	NUSHARES ETF TR NUVEEN DIVIDEND
NE	NOBLE CORP PLC ORD SHS A
NEA	NUVEEN AMT FREE QLTY MUN INCME COM
NECB	NORTHEAST CMNTY BANCORP INC COM
NEE	NEXTERA ENERGY INC COM
NEE-N	NEXTERA ENERGY CAP HLDGS INC FXD NT79
NEE-Q	NEXTERA ENERGY INC UNIT 09/01/23
NEE-R	NEXTERA ENERGY INC UNIT 09/01/25
NEGG	NEWEGG COMMERCE INC COMMON SHARES
NEM	NEWMONT CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM PAR
NEOV	NEOVOLTA INC COM
NEOVW	NEOVOLTA INC WT EXP 040127
NEP	NEXTERA ENERGY PARTNERS LP COM UNIT PART IN
NEPH	NEPHROS INC COM
NEPT	NEPTUNE WELLNESS SOLUTIONS INC COM NEW
NERD	LISTED FD TR ROUNDHILL VIDEO

NERV	MINERVA NEUROSCIENCES INC COM NEW
NET	CLOUDFLARE INC CL A COM
NETC	NABORS ENERGY TRANSITION CORP CL A COM
NETC+	NABORS ENERGY TRANSITION CORP WT EXP 111726
NETC=	NABORS ENERGY TRANSITION CORP UNIT
NETI	ENETI INC COM
NETL	ETF SER SOLUTIONS NETLEASE CORP
NEU	NEWMARKET CORP COM
NEWP	NEW PAC METALS CORP COM
NEWR	NEW RELIC INC COM
NEWT	NEWTEKONE INC COM NEW
NEWTL	NEWTEKONE INC NT LKD 24
NEWTZ	NEWTEKONE INC 5.50 NT 2026
NEX	NEXTIER OILFIELD SOLUTIONS COM
NEXA	NEXA RES S A COM
NEXI	NEXIMMUNE INC COM
NEXT	NEXTDECADE CORP COM
NFBK	NORTHFIELD BANCORP INC DEL COM
NFE	NEW FORTRESS ENERGY INC COM CL A
NFG	NATIONAL FUEL GAS CO COM
NFGC	NEW FOUND GOLD CORP COM
NFJ	VIRTUS DIVIDEND INTEREST & PR COM
NFLT	ETFIS SER TR I VIRTUS NEWFLEET
NFLX	NETFLIX INC COM
NFNT	INFINITE ACQUISITION CORP CL A ORD SHS
NFNT+	INFINITE ACQUISITION CORP WT EXP 112328
NFNT=	INFINITE ACQUISITION CORP UNIT
NFRA	FLEXSHARES TR STOXX GLOBR INF
NFTG	NFT GAMING CO INC COM NEW
NFTY	FIRST TR EXCH TRD ALPHDX FD II INDIA NFTY50 EQW
NFYS	ENPHYS ACQUISITION CORP CL A ORD SHS
NFYS+	ENPHYS ACQUISITION CORP WT EXP
NFYS=	ENPHYS ACQUISITION CORP UNIT
NG	NOVAGOLD RES INC COM NEW

NGD	NEW GOLD INC CDA COM
NGE	GLOBAL X FDS GBL X MSCI NIGER
NGG	NATIONAL GRID PLC SPONSORED ADR NE
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGL-B	NGL ENERGY PARTNERS LP PFD UNIT CL B
NGL-C	NGL ENERGY PARTNERS LP 9.625 PFD UNIT C
NGM	NGM BIOPHARMACEUTICALS INC COM
NGMS	NEOGAMES S A SHS
NGS	NATURAL GAS SVCS GROUP INC COM
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NGVT	INGEVITY CORP COM
NHC	NATIONAL HEALTHCARE CORP COM
NHI	NATIONAL HEALTH INVS INC COM
NHS	NEUBERGER BERMAN HIGH YIELD ST COM
NHS^	NEUBERGER BERMAN HIGH YIELD ST RT
NHTC	NATURAL HEALTH TRENDS CORP COM
NHWK	NIGHTHAWK BIOSCIENCES INC COM
NI	NISOURCE INC COM
NI-B	NISOURCE INC 6% DEP SHS PFD B
NIB	BARCLAYS BANK PLC ETN DJUBSCOCO 38
NIC	NICOLET BANKSHARES INC COM
NICE	NICE LTD SPONSORED ADR
NICK	NICHOLAS FINL INC BC COM NEW
NIE	VIRTUS EQUITY & CONV INCM FD COM
NIKL	SPROTT FDS TR NICKEL MINERS ET
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NIMC	NISOURCE INC UNIT 12/01/23
NINE	NINE ENERGY SERVICE INC COM
NIO	NIO INC SPON ADS
NIOBW	NIOCORP DEVS LTD WT EXP 031728
NIQ	NUVEEN INT DUR QUAL MUN TRM FD COM
NIR	NEAR INTELLIGENCE INC COM
NIRWW	NEAR INTELLIGENCE INC WT EXP 032228
NISN	NISUN INTL ENT DVPMT GP CO LTD SHS NEW

NIU	NIU TECHNOLOGIES ADS
NIWM	UNIFIED SER TR NIGHTSHARES 2000
NJR	NEW JERSEY RES CORP COM
NKE	NIKE INC CL B
NKEL	INVESTMENT MANAGERS SER TR II AXS 2X NKE BULL
NKEQ	INVESTMENT MANAGERS SER TR II AXS 2X NKE BEAR
NKLA	NIKOLA CORP COM
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM
NKTX	NKARTA INC COM
NKX	NUVEEN CALIFORNIA AMT QLT MUN COM
NL	NL INDS INC COM NEW
NLR	VANECK ETF TRUST URANIUM PLS NUCL
NLS	NAUTILUS INC COM
NLSP	NLS PHARMACEUTICS LTD SHS
NLSPW	NLS PHARMACEUTICS LTD WT EXP 020226
NLTX	NEOLEUKIN THERAPEUTICS INC COM
NLY	ANNALY CAPITAL MANAGEMENT INC COM NEW
NLY-F	ANNALY CAPITAL MANAGEMENT INC 6.95% PFD SER F
NLY-G	ANNALY CAPITAL MANAGEMENT INC PFD SER G
NLY-I	ANNALY CAPITAL MANAGEMENT INC 6.75% PFD SER I
NM	NAVIOS MARITIME HOLDINGS INC COM
NM-G	NAVIOS MARITIME HOLDINGS INC SPN ADS RP PFD G
NM-H	NAVIOS MARITIME HOLDINGS INC SPON ADR PFD H
NMAI	NUVEEN MULTI ASSET INCOME FUND COM
NMCO	NUVEEN MUN CR OPPORTUNITIES FD COM
NMFC	NEW MTN FIN CORP COM
NMG	NOUVEAU MONDE GRAPHITE INC COM NEW
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC CL A
NMK-B	NIAGARA MOHAWK PWR CORP PFD 3.60%
NMK-C	NIAGARA MOHAWK PWR CORP PFD 3.90%
NML	NEUBERGER BERMAN ENERGY INFRA COM
NMM	NAVIOS MARITIME PARTNERS L P COM UNIT LPI

NMR	NOMURA HLDGS INC SPONSORED ADR
NMRD	NEMAURA MED INC COM NEW
NMRK	NEWMARK GROUP INC CL A
NMS	NUVEEN MINN QUALITY MUN INM FD SHS
NMT	NUVEEN MASSACHUSETS QLT MUN FD COM
NMTC	NEUROONE MED TECHNOLOGIES CORP COM NEW
NMTR	9 METERS BIOPHARMA INC COM NEW
NMZ	NUVEEN MUN HIGH INCOME OPPORTU COM
NN	NEXTNAV INC COMMON STOCK
NNAVW	NEXTNAV INC WT EXP 102826
NNBR	NN INC COM
NNDM	NANO DIMENSION LTD SPONSORD ADS NEW
NNI	NELNET INC CL A
NNN	NNN REIT INC COM
NNOX	NANO X IMAGING LTD ORD SHS
NNVC	NANOVIRICIDES INC COM
NNY	NUVEEN N Y MUN VALUE FD COM
NOA	NORTH AMERN CONSTR GROUP LTD COM
NOAH	NOAH HLDGS LTD SPON ADS CL A
NOC	NORTHROP GRUMMAN CORP COM
NODK	NI HLDGS INC COM
NOG	NORTHERN OIL & GAS INC COM
NOGN	NOGIN INC COM NEW
NOGNW	NOGIN INC WT EXP 082627
NOK	NOKIA CORP SPONSORED ADR
NOM	NUVEEN MISSOURI QLT MUN INC FD COM
NOMD	NOMAD FOODS LTD USD ORD SHS
NOPE	TIDAL ETF TR NOBLE ABSOLUTE
NORW	GLOBAL X FDS MSCI NORWAY ETF
NOTE	FISCALNOTE HOLDINGS INC COM CL A
NOTE+	FISCALNOTE HOLDINGS INC WT EXP 072927
NOTV	INOTIV INC COM
NOV	NOV INC COM
NOVA	SUNNOVA ENERGY INTL INC. COM

NOVN	NOVAN INC COM NEW
NOVT	NOVANTA INC COM
NOVV	NOVA VISION ACQUISITION CORP COM
NOVVR	NOVA VISION ACQUISITION CORP RT
NOVVU	NOVA VISION ACQUISITION CORP UNIT EX 072026
NOVVW	NOVA VISION ACQUISITION CORP WT EXP 123128
NOW	SERVICENOW INC COM
NPAB	NEW PROVIDENCE ACQSITN CORP II CLASS A COM
NPABU	NEW PROVIDENCE ACQSITN CORP II UNIT EX 110426
NPABW	NEW PROVIDENCE ACQSITN CORP II WT EXP 110928
NPCE	NEUROPACE INC COM
NPCT	NUVEEN CORE PLUS IMPACT FUND COM BEN INT
NPFD	NUVEEN VRIABL RAT PFD & INM FD COM
NPK	NATIONAL PRESTO INDS INC COM
NPO	ENPRO INDS INC COM
NPV	NUVEEN VIRGINIA QLTY MUNCPL FD COM
NQP	NUVEEN PENNSYLVANIA QLT MUN FD COM
NR	NEWPARK RES INC COM PAR $.01NEW
NRAC	NORTHERN REVIVAL ACQUISITION C CL A SHS
NRACU	NORTHERN REVIVAL ACQUISITION C UNIT EX 013128
NRACW	NORTHERN REVIVAL ACQUISITION C WT EXP 013128
NRBO	NEUROBO PHARMACEUTICALS INC COM NEW
NRC	NATIONAL RESH CORP COM NEW
NRDS	NERDWALLET INC COM CL A
NRDY	NERDY INC CL A COM
NRDY+	NERDY INC WT EXP 081626
NREF	NEXPOINT REAL ESTATE FIN INC COM
NREF-A	NEXPOINT REAL ESTATE FIN INC 8.50% RED PFD A
NRG	NRG ENERGY INC COM NEW
NRGD	BANK MONTREAL MEDIUM BIG OIL INDX 3X
NRGU	BANK MONTREAL MEDIUM BIG OIL 3X LEV
NRGV	ENERGY VAULT HOLDINGS INC COM
NRGX	PIMCO ENERGY & TACTICAL CR OPP COM SHS BEN INT
NRIM	NORTHRIM BANCORP INC COM

NRIX	NURIX THERAPEUTICS INC COM
NRK	NUVEEN NEW YORK AMT QLT MUNICP COM
NRO	NEUBERGER BERMAN REAL ESTATE S COM
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT LTD PAR
NRSN	NEUROSENSE THERAPEUTICS LTD ORDINARY SHARES
NRSNW	NEUROSENSE THERAPEUTICS LTD WT EXP 111026
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRUC	NATIONAL RURAL UTILS COOP FIN 5.5% SUB NT 64
NRXP	NRX PHARMACEUTICALS INC COM
NRXPW	NRX PHARMACEUTICALS INC WT EXP 052426
NS	NUSTAR ENERGY LP UNIT COM
NS-A	NUSTAR ENERGY LP PFD UNIT SER A
NS-B	NUSTAR ENERGY LP RED PFD SER B
NS-C	NUSTAR ENERGY LP 9.00% CUM PFD C
NSA	NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN
NSA-A	NATIONAL STORAGE AFFILIATES TR 6% PFD BEN INT A
NSC	NORFOLK SOUTHN CORP COM
NSCS	NUSHARES ETF TR NUVEEN SMALL CAP
NSIT	INSIGHT ENTERPRISES INC COM
NSL	NUVEEN SR INCOME FD COM
NSP	INSPERITY INC COM
NSPI	ETF SER SOLUTIONS NATIONWIDE S&P
NSPL	UNIFIED SER TR NIGHTSHARES 500
NSPR	INSPIREMD INC COM
NSPY	UNIFIED SER TR NIGHTSHARES 500
NSS	NUSTAR LOGISTICS L P SB NT FX/FL 43
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTB	NORTHERN STAR INVSTMNT CORP II COM CLASS A
NSTB+	NORTHERN STAR INVSTMNT CORP II WT EXP 013128
NSTB=	NORTHERN STAR INVSTMNT CORP II UNIT EX 013128
NSTC	NORTHERN STAR INVEST CORP III COM CL A
NSTC=	NORTHERN STAR INVEST CORP III UNIT EX 022528
NSTD	NORTHERN STAR INVEST CORP IV COM CL A
NSTD+	NORTHERN STAR INVEST CORP IV WT EXP 022528

NSTD=	NORTHERN STAR INVEST CORP IV UNIT EX 022528
NSTG	NANOSTRING TECHNOLOGIES INC COM
NSTS	NSTS BANCORP INC COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTB	BANK OF NT BUTTERFIELD&SON LTD SHS NEW
NTCO	NATURA &CO HLDG S A ADS
NTCT	NETSCOUT SYS INC COM
NTES	NETEASE INC SPONSORED ADS
NTG	TORTOISE MIDSTRM ENERGY FD INC COM
NTGR	NETGEAR INC COM
NTIC	NORTHERN TECHNOLOGIES INTL COR COM
NTIP	NETWORK-1 TECHNOLOGIES INC COM
NTKI	ETF SER SOLUTIONS NATIONWIDE RUSSE
NTLA	INTELLIA THERAPEUTICS INC COM
NTNX	NUTANIX INC CL A
NTR	NUTRIEN LTD COM
NTRA	NATERA INC COM
NTRB	NUTRIBAND INC COM NEW
NTRBW	NUTRIBAND INC WT EXP 093026
NTRL	GLOBAL X FDS CARBON CREDITS
NTRS	NORTHERN TR CORP COM
NTRSO	NORTHERN TR CORP 4.7% DP SH PF E
NTSE	WISDOMTREE TR EMERGING MARKETS
NTSI	WISDOMTREE TR INTERNATIONL EFI
NTST	NETSTREIT CORP COM
NTSX	WISDOMTREE TR US EFFICIENT COR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTZ	NATUZZI S P A SPON ADS
NTZG	NUSHARES ETF TR GLOBAL NET ZERO
NU	NU HLDGS LTD ORD SHS CL A
NUAG	NUSHARES ETF TR NUVEEN ENHNC YLD
NUBD	NUSHARES ETF TR NUVEEN ESG US
NUBI	NUBIA BRAND INTERNATIONAL CORP CLASS A COM

NUBIU	NUBIA BRAND INTERNATIONAL CORP UNIT EX 111626
NUBIW	NUBIA BRAND INTERNATIONAL CORP WT EXP 111626
NUE	NUCOR CORP COM
NUGO	NUSHARES ETF TR GET OPP ETF
NUGT	DIREXION SHS ETF TR DLY GOLD INDX 2X
NUHY	NUSHARES ETF TR ESG HI TLD CRP
NURO	NEUROMETRIX INC COM
NUS	NU SKIN ENTERPRISES INC CL A
NUSA	NUSHARES ETF TR NUVEEN ENHCD 1 5
NUSI	ETF SER SOLUTIONS NATIONWIDE NASDQ
NUTX	NUTEX HEALTH INC COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVA	NUVASIVE INC COM
NUVB	NUVATION BIO INC COM CL A
NUVB+	NUVATION BIO INC WT EXP 070727
NUVL	NUVALENT INC COM
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NUWE	NUWELLIS INC COM
NUZE	NUZEE INC COM
NVAC	NORTHVIEW ACQUISITION CORP COM
NVACR	NORTHVIEW ACQUISITION CORP RT
NVACW	NORTHVIEW ACQUISITION CORP WT EXP 080227
NVAX	NOVAVAX INC COM NEW
NVBT	AIM ETF PRODUCTS TRUST US LRGCP B10 NOV
NVBW	AIM ETF PRODUCTS TRUST US LRGCP B20 NOV
NVCR	NOVOCURE LTD ORD SHS
NVCT	NUVECTIS PHARMA INC COM
NVDA	NVIDIA CORPORATION COM
NVDL	GRANITESHARES ETF TR 1.5X LNG NVDA DL
NVDS	INVESTMENT MANAGERS SER TR II AXS 1.25X NVDA
NVDY	TIDAL ETF TR II YIELDMAX NVDA
NVEC	NVE CORP COM NEW
NVEE	NV5 GLOBAL INC COM
NVEI	NUVEI CORPORATION SUB VTG SHS

NVFY	NOVA LIFESTYLE INC COM
NVG	NUVEEN AMT FREE MUN CR INC FD COM
NVGS	NAVIGATOR HLDGS LTD SHS
NVIR	LISTED FD TR HORIZON KINETICS
NVIV	INVIVO THERAPEUTICS HLDGS CORP COM
NVMI	NOVA LTD COM
NVNO	ENVVENO MEDICAL CORPORATION COM
NVO	NOVO-NORDISK A S ADR
NVOS	NOVO INTEGRATED SCIENCES INC COM NEW
NVQ	EXCHANGE LISTED FDS TR QRAFT AI ENANE
NVR	NVR INC COM
NVRO	NEVRO CORP COM
NVS	NOVARTIS AG SPONSORED ADR
NVST	ENVISTA HOLDINGS CORPORATION COM
NVT	NVENT ELECTRIC PLC SHS
NVTA	INVITAE CORP COM
NVTS	NAVITAS SEMICONDUCTOR CORP COM
NVVE	NUVVE HOLDING CORP COM
NVVEW	NUVVE HOLDING CORP WT EXP 031926
NVX	NOVONIX LIMITED SPONSORED ADS
NWBI	NORTHWEST BANCSHARES INC MD COM
NWE	NORTHWESTERN CORP COM NEW
NWFL	NORWOOD FINL CORP COM
NWG	NATWEST GROUP PLC SPONS ADR
NWL	NEWELL BRANDS INC COM
NWLG	NUSHARES ETF TR NUVEEN LARG CAP
NWLI	NATIONAL WESTN LIFE GROUP INC CL A
NWN	NORTHWEST NAT HLDG CO COM
NWPX	NORTHWEST PIPE CO COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A
NWTN	NWTN INC CLASS B ORD SHS
NWTNW	NWTN INC WT EXP 123127
NX	QUANEX BLDG PRODS CORP COM

NXC	NUVEEN CALIF SELECT TAX FREE I SH BEN INT
NXDT	NEXPOINT DIVERSIFIED REL ET TR COM NEW
NXDT-A	NEXPOINT DIVERSIFIED REL ET TR 5.5% CUM PRF A
NXE	NEXGEN ENERGY LTD COM
NXG	NXG NEXTGEN INFRASTR INCM FD COM
NXGL	NEXGEL INC COM
NXGLW	NEXGEL INC WT EXP 120126
NXGN	NEXTGEN HEALTHCARE INC COM
NXJ	NUVEEN NEW JERSEY QULT MUN FD COM
NXL	NEXALIN TECHNOLOGY INC COM
NXLIW	NEXALIN TECHNOLOGY INC WT EXP 091525
NXN	NUVEEN N Y SELECT TAX FREE INC SH BEN INT
NXP	NUVEEN SELECT TAX-FREE INCOME SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM
NXPL	NEXTPLAT CORP COM NEW
NXPLW	NEXTPLAT CORP WT EXP 060227
NXRT	NEXPOINT RESIDENTIAL TR INC COM
NXST	NEXSTAR MEDIA GROUP INC COMMON STOCK
NXT	NEXTRACKER INC CLASS A COM
NXTC	NEXTCURE INC COM
NXTE	INVESTMENT MANAGERS SER TR II AXS GREEN ALPHA
NXTG	FIRST TR EXCHANGE TRADED FD II INDXX NEXTG ETF
NXTP	NEXTPLAY TECHNOLOGIES INC COM NEW
NXU	NXU INC CL A
NYAX	NAYAX LTD SHS
NYC	AMERICAN STRATEGIC INVEST CO COM CL A
NYCB	NEW YORK CMNTY BANCORP INC COM
NYCB-A	NEW YORK CMNTY BANCORP INC DEP SHS REPSTG A
NYCB-U	NEW YORK CMNTY CAP TR V UNIT 05/07/51
NYF	ISHARES TR NEW YORK MUN ETF
NYMT	NEW YORK MTG TR INC COM
NYMTL	NEW YORK MTG TR INC 6.875% PFD SER F
NYMTM	NEW YORK MTG TR INC 7.875% SER E PFD
NYMTN	NEW YORK MTG TR INC 8% RED PFD D

NYMTZ	NEW YORK MTG TR INC 7% SER G PFD
NYMX	NYMOX PHARMACEUTICAL CORP COM
NYT	NEW YORK TIMES CO CL A
NYXH	NYXOAH S A SHS
NZAC	SPDR INDEX SHS FDS MSCI ACWI CLMTE
NZF	NUVEEN MUNICIPAL CREDIT INC FD COM SH BEN INT
NZRO	STRATEGY SHS HALT CLIMATE CHN
NZUS	SPDR SER TR MSCI USA CLIMATE
O	REALTY INCOME CORP COM
OABI	OMNIAB INC COM
OABIW	OMNIAB INC WT EXP 110127
OACP	UNIFIED SER TR ONEASCENT CORE P
OAEM	UNIFIED SER TR ONEASCENT EMGRG
OAIA	LISTED FD TR TEUCRIUM AIL LNG
OAIB	LISTED FD TR TEUCRIUM AILA LN
OAIE	SERIES PORTFOLIOS TR OPTIMIZE AI SMRT
OAIM	UNIFIED SER TR ONEASCENT INTL
OAK-A	OAKTREE CAP GROUP LLC 6.625% PFD UT A
OAK-B	OAKTREE CAP GROUP LLC 6.550 PFD UNT B
OAKU	OAK WOODS ACQUISITION CORP CL A
OAKUR	OAK WOODS ACQUISITION CORP RT
OAKUU	OAK WOODS ACQUISITION CORP UNIT EX 032328
OAKUW	OAK WOODS ACQUISITION CORP WT EX 032328
OALC	UNIFIED SER TR ONEASCENT LARGE
OARK	TIDAL ETF TR II YIELDMAX INNOVAT
OB	OUTBRAIN INC COM
OBE	OBSIDIAN ENERGY LTD COM
OBIL	RBB FD INC US TREASRY 12 MT
OBIO	ORCHESTRA BIOMED HLDGS INC COM
OBK	ORIGIN BANCORP INC COM
OBLG	OBLONG INC COM NEW
OBOR	KRANESHARES TR MSCI ONE BELT
OBT	ORANGE CNTY BANCORP INC COM
OC	OWENS CORNING NEW COM

OCAX	OCA ACQUISITION CORP COM CL A
OCAXU	OCA ACQUISITION CORP UNIT EX 011426
OCAXW	OCA ACQUISITION CORP WT EXP 011426
OCC	OPTICAL CABLE CORP COM NEW
OCCI	OFS CREDIT COMPANY INC COM
OCCIN	OFS CREDIT COMPANY INC CAL NT 26
OCCIO	OFS CREDIT COMPANY INC CALL NT 26
OCEA	OCEAN BIOMEDICAL INC COM
OCEAW	OCEAN BIOMEDICAL INC WT EXP 021428
OCEN	INDEXIQ ETF TR IQ CLEAN OCEANS
OCFC	OCEANFIRST FINL CORP COM
OCFCP	OCEANFIRST FINL CORP 7% DP SHS PFD A
OCFT	ONECONNECT FINL TECHNOLOGY CO SPONSORED ADS
OCG	ORIENTAL CULTURE HOLDING LTD ORD SHS
OCGN	OCUGEN INC COM
OCIO	ETF SER SOLUTIONS CLEARSHS OCIO
OCN	OCWEN FINL CORP COM NEW
OCS	OCULIS HOLDING AG ORDINARY SHARES
OCSAW	OCULIS HOLDING AG WT EXP 030628
OCSL	OAKTREE SPECIALTY LENDING CORP COM
OCTO	EIGHTCO HOLDINGS INC COM NEW
OCTT	AIM ETF PRODUCTS TRUST US LRGCP B10 OCT
OCTW	AIM ETF PRODUCTS TRUST US LRGCP B20 OCT
OCUL	OCULAR THERAPEUTIX INC COM
OCUP	OCUPHIRE PHARMA INC COM
OCX	ONCOCYTE CORP COM
ODC	OIL DRI CORP AMER COM
ODDS	PACER FDS TR BLUESTAR DIG ENT
ODFL	OLD DOMINION FREIGHT LINE INC COM
ODP	THE ODP CORP COM
ODV	OSISKO DEVELOPMENT CORP COM NEW
OEC	ORION ENGINEERED CARBONS S A COM
OEF	ISHARES TR S&P 100 ETF
OESX	ORION ENERGY SYS INC COM

OFC	CORPORATE OFFICE PPTYS TR SH BEN INT
OFED	OCONEE FED FINL CORP COM
OFG	OFG BANCORP COM
OFIX	ORTHOFIX MED INC COM
OFLX	OMEGA FLEX INC COM
OFS	OFS CAP CORP COM
OFSSH	OFS CAP CORP CAL NT 28
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM
OGI	ORGANIGRAM HLDGS INC COM
OGN	ORGANON & CO COMMON STOCK
OGS	ONE GAS INC COM
OHAA	OPY ACQUISITION CORP I COM CL A
OHAAU	OPY ACQUISITION CORP I UNIT EX 092226
OHAAW	OPY ACQUISITION CORP I WT EXP 092226
OHI	OMEGA HEALTHCARE INVS INC COM
OI	O-I GLASS INC COM
OIA	INVESCO MUNI INCOME OPP TRST COM
OIG	ORBITAL INFRASTRUCTURE GRP INC COM
OIH	VANECK ETF TRUST OIL SERVICES ETF
OII	OCEANEERING INTL INC COM
OIL	BARCLAYS BANK PLC IPTH CRUDE OIL
OILD	BANK MONTREAL MEDIUM CALL LKD 41
OILU	BANK MONTREAL MEDIUM CAL LKD 41
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKTA	OKTA INC CL A
OKYO	OKYO PHARMA LTD SHS NEW
OLB	OLB GROUP INC COM
OLED	UNIVERSAL DISPLAY CORP COM
OLIT	OMNILIT ACQUISITION CORP CLASS A COM
OLITU	OMNILIT ACQUISITION CORP UNIT EX 110826
OLITW	OMNILIT ACQUISITION CORP WT EXP 110826

OLK	OLINK HLDG AB SPONSORED ADS
OLLI	OLLIES BARGAIN OUTLET HLDGS IN COM
OLMA	OLEMA PHARMACEUTICALS INC COM
OLN	OLIN CORP COM PAR $1
OLO	OLO INC CL A
OLP	ONE LIBERTY PPTYS INC COM
OLPX	OLAPLEX HLDGS INC COM
OM	OUTSET MED INC COM
OMAB	GRUPO AEROPORTUARIO DEL CENTRO SPON ADR
OMC	OMNICOM GROUP INC COM
OMCL	OMNICELL COM COM
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPL INC COM NEW
OMF	ONEMAIN HLDGS INC COM
OMGA	OMEGA THERAPEUTICS INC COMMON STOCK
OMH	OHMYHOME LTD ORD SHS
OMI	OWENS & MINOR INC NEW COM
OMIC	SINGULAR GENOMICS SYSTEMS INC COM
OMQS	OMNIQ CORP COM
ON	ON SEMICONDUCTOR CORP COM
ONB	OLD NATL BANCORP IND COM
ONBPO	OLD NATL BANCORP IND 7% DP SH PF C
ONBPP	OLD NATL BANCORP IND DP 1/40 NC PPF A
ONCR	ONCORUS INC COM
ONCS	ONCOSEC MED INC COM NOV 2022
ONCT	ONCTERNAL THERAPEUTICS INC COM
ONCY	ONCOLYTICS BIOTECH INC COM NEW
OND	PROSHARES TR ON-DEMAND ETF
ONDS	ONDAS HLDGS INC COM NEW
ONEO	SPDR SER TR RUSSELL MOMENTUM
ONEQ	FIDELITY COMWLTH TR NASDAQ COMPSIT
ONEV	SPDR SER TR RUSSELL LOW VOL
ONEW	ONEWATER MARINE INC CL A COM
ONEY	SPDR SER TR RUSSELL YIELD

ONFO	ONFOLIO HOLDINGS INC COM NEW
ONFOW	ONFOLIO HOLDINGS INC WT EXP 010227
ONL	ORION OFFICE REIT INC COM
ONLN	PROSHARES TR ONLINE RTL ETF
ONOF	GLOBAL X FDS ADAPTIVE US RISK
ONON	ON HLDG AG NAMEN AKT A
ONTF	ON24 INC COM
ONTO	ONTO INNOVATION INC COM
ONTX	ONCONOVA THERAPEUTICS INC COM NEW
ONVO	ORGANOVO HLDGS INC COM NEW
ONYX	ONYX ACQUISITION CO I SHS CL A
ONYXU	ONYX ACQUISITION CO I UNIT EX 113028
ONYXW	ONYX ACQUISITION CO I WT EXP 113028
OOMA	OOMA INC COM
OOTO	DIREXION SHS ETF TR DAILY TRAVEL VAC
OP	OCEANPAL INC COM NEW
OPA	MAGNUM OPUS ACQUISITION LTD SHS CL A
OPA+	MAGNUM OPUS ACQUISITION LTD WT EXP 030626
OPA=	MAGNUM OPUS ACQUISITION LTD UNIT EX 060326
OPAD	OFFERPAD SOLUTIONS INC COM CL A
OPAD+	OFFERPAD SOLUTIONS INC WT EXP 090126
OPAL	OPAL FUELS INC CLASS A COM
OPBK	OP BANCORP COM
OPCH	OPTION CARE HEALTH INC COM NEW
OPEN	OPENDOOR TECHNOLOGIES INC COM
OPER	ETF SER SOLUTIONS CLEARSHS ULTRA
OPFI	OPPFI INC COM CL A
OPFI+	OPPFI INC WT EXP 072026
OPGN	OPGEN INC COM NEW
OPHC	OPTIMUMBANK HLDGS INC COM
OPI	OFFICE PPTYS INCOME TR COM SHS BEN INT
OPINL	OFFICE PPTYS INCOME TR 6.375% NT 50
OPK	OPKO HEALTH INC COM
OPOF	OLD POINT FINL CORP COM

OPP	RIVERNORTH DOUBLELINE STRATE COM
OPP-A	RIVERNORTH DOUBLELINE STRATE 4.375 SER A PFD
OPP-B	RIVERNORTH DOUBLELINE STRATE 4.75% CUM PFD B
OPPX	EXCHANGE LISTED FDS TR CORBETT ROAD TAC
OPRA	OPERA LTD SPONSORED ADS
OPRT	OPORTUN FINL CORP COM
OPRX	OPTIMIZERX CORP COM NEW
OPT	OPTHEA LTD SPONSORED ADS
OPTN	OPTINOSE INC COM
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPXS	OPTEX SYS HLDGS INC COM NEW
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
OR	OSISKO GOLD ROYALTIES LTD COM
ORA	ORMAT TECHNOLOGIES INC COM
ORAN	ORANGE SPONSORED ADR
ORC	ORCHID IS CAP INC COM NEW
ORCC	OWL ROCK CAPITAL CORPORATION COM
ORCL	ORACLE CORP COM
ORFN	TIDAL ETF TR CNSTRND CAP ESG
ORGN	ORIGIN MATERIALS INC COM
ORGNW	ORIGIN MATERIALS INC WT EXP 062526
ORGO	ORGANOGENESIS HLDGS INC COM
ORGS	ORGENESIS INC COM NEW
ORI	OLD REP INTL CORP COM
ORIC	ORIC PHARMACEUTICALS INC COM
ORLA	ORLA MNG LTD NEW COM
ORLY	OREILLY AUTOMOTIVE INC COM
ORMP	ORAMED PHARMACEUTICALS INC COM NEW
ORN	ORION GROUP HLDGS INC COM
ORRF	ORRSTOWN FINL SVCS INC COM
ORTX	ORCHARD THERAPEUTICS PLC SPON ADS NEW
OSA	PROSOMNUS INC COMMON STOCK
OSAAW	PROSOMNUS INC WT EXP 042028
OSBC	OLD SECOND BANCORP INC ILL COM

OSCR	OSCAR HEALTH INC CL A
OSEA	HARBOR ETF TRUST INTERNATNAL COMP
OSG	OVERSEAS SHIPHOLDING GROUP INC CL A NEW
OSI	OSIRIS ACQUISITION CORP CL A
OSI+	OSIRIS ACQUISITION CORP WT EXP 050128
OSI=	OSIRIS ACQUISITION CORP UNIT
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSPN	ONESPAN INC COM
OSS	ONE STOP SYS INC COM
OST	OSTIN TECHNOLOGY GROUP CO LTD ORDINARY SHARES
OSTK	OVERSTOCK COM INC DEL COM
OSUR	ORASURE TECHNOLOGIES INC COM
OSW	ONESPAWORLD HOLDINGS LIMITED COM
OTEC	OCEANTECH ACQUISITIONS I CORP CLASS A COM
OTECU	OCEANTECH ACQUISITIONS I CORP UNIT EX 051226
OTECW	OCEANTECH ACQUISITIONS I CORP WT EXP
OTEX	OPEN TEXT CORP COM
OTIS	OTIS WORLDWIDE CORP COM
OTLK	OUTLOOK THERAPEUTICS INC COM NEW
OTLY	OATLY GROUP AB SPONSORED ADS
OTMO	OTONOMO TECHNOLOGIES LTD ORDINARY SHARES
OTMOW	OTONOMO TECHNOLOGIES LTD WT EXP 081326
OTRK	ONTRAK INC COM
OTRKP	ONTRAK INC 9.5% SER A PFD
OTTR	OTTER TAIL CORP COM
OUNZ	VANECK MERK GOLD TR GOLD TRUST
OUST	OUSTER INC COM NEW
OUST+	OUSTER INC WT EXP 031126
OUST+A	OUSTER INC WT EXP 092925
OUT	OUTFRONT MEDIA INC COM
OVB	LISTED FD TR SHARES CORE BD
OVBC	OHIO VY BANC CORP COM
OVF	LISTED FD TR SHARES FOREIGN

OVID	OVID THERAPEUTICS INC COM
OVL	LISTED FD TR SHARES LAG CAP
OVLH	LISTED FD TR OVERLAY
OVLY	OAK VY BANCORP OAKDALE CALIF COM
OVM	LISTED FD TR SHARES MUNI DB
OVS	LISTED FD TR SHARES SML CAP
OVT	LISTED FD TR OVERLAY SHS SHRT
OVV	OVINTIV INC COM
OWL	BLUE OWL CAPITAL INC COM CL A
OWLT	OWLET INC COM CL A
OWLT+	OWLET INC WT EXP 071526
OWNS	IMPACT SHS TR I AFFORDABLE HOUS
OXAC	OXBRIDGE ACQUISITION CORP COM CL A
OXACU	OXBRIDGE ACQUISITION CORP UNIT EX 073026
OXACW	OXBRIDGE ACQUISITION CORP WT EXP 080426
OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032624
OXLC	OXFORD LANE CAP CORP COM
OXLCL	OXFORD LANE CAP CORP CAL NT 31
OXLCM	OXFORD LANE CAP CORP 6.75% PF TRM 24
OXLCN	OXFORD LANE CAP CORP 7.125% PFD SR 29
OXLCO	OXFORD LANE CAP CORP CAL NT 29
OXLCP	OXFORD LANE CAP CORP 6.25% NT 27
OXLCZ	OXFORD LANE CAP CORP CAL NT 27
OXM	OXFORD INDS INC COM
OXSQ	OXFORD SQUARE CAP CORP COM
OXSQG	OXFORD SQUARE CAP CORP NT CAL 28
OXSQL	OXFORD SQUARE CAP CORP 6.50% NT 24
OXSQR	OXFORD SQUARE CAP CORP RT
OXSQZ	OXFORD SQUARE CAP CORP CAL NT 26
OXUS	OXUS ACQUISITION CORP SHS CL A
OXUSU	OXUS ACQUISITION CORP UNIT
OXUSW	OXUS ACQUISITION CORP WT EXP
OXY	OCCIDENTAL PETE CORP COM

OXY+	OCCIDENTAL PETE CORP WT EXP 080327
OZ	BELPOINTE PREP LLC UNIT RP LTD LB A
OZK	BANK OZK LITTLE ROCK ARK COM
OZKAP	BANK OZK LITTLE ROCK ARK 4.625% PER PFD A
OZON	OZON HLDGS PLC SPONSORED ADS
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAS	PAN AMERN SILVER CORP COM
PAB	PGIM ETF TR ACTIVE AGGREGATE
PABU	ISHARES TR PARIS ALGND CLIM
PAC	GRUPO AEROPUERTO DEL PACIFICO SPON ADR B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACI	PROOF ACQUISITION CORP I CL A COM
PACI+	PROOF ACQUISITION CORP I WT EXP
PACI=	PROOF ACQUISITION CORP I UNIT
PACK	RANPAK HOLDINGS CORP COM CL A
PACW	PACWEST BANCORP DEL COM
PACWP	PACWEST BANCORP DEL 7.75%DP RT PFD A
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGP	PLAINS GP HLDGS L P LTD PARTNR INT A
PAGS	PAGSEGURO DIGITAL LTD COM CL A
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM
PAI	WESTERN ASSET INVESTMENT GRADE COM
PAK	GLOBAL X FDS MSCI PAKISTAN
PALC	PACER FDS TR LUNT LRGCP MULTI
PALI	PALISADE BIO INC COM
PALL	ABRDN PALLADIUM ETF TRUST PHYSICAL PALLADM
PALT	PALTALK INC COM
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PAMC	PACER FDS TR LUNT MDCAP MLT
PANL	PANGAEA LOGISTICS SOLUTION LTD SHS
PANW	PALO ALTO NETWORKS INC COM
PAR	PAR TECHNOLOGY CORP COM
PARA	PARAMOUNT GLOBAL CLASS B COM
PARAA	PARAMOUNT GLOBAL CLASS A COM

PARAP	PARAMOUNT GLOBAL 5.75% CONV PFD A
PARR	PAR PAC HOLDINGS INC COM NEW
PASG	PASSAGE BIO INC COM
PATH	UIPATH INC CL A
PATI	PATRIOT TRANSN HLDG INC COM
PATK	PATRICK INDS INC COM
PAVM	PAVMED INC COM
PAVMZ	PAVMED INC WT Z EXP 043024
PAVS	PARANOVUS ENTERTNMNT TECH LTD ORD SHS CL A NEW
PAX	PATRIA INVESTMENTS LIMITED COM CL A
PAXS	PIMCO ACCESS INCOME FUND SHS BENFIN INT
PAY	PAYMENTUS HOLDINGS INC COM CL A
PAYC	PAYCOM SOFTWARE INC COM
PAYO	PAYONEER GLOBAL INC COM
PAYOW	PAYONEER GLOBAL INC WT EXP 062526
PAYS	PAYSIGN INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM
PBAX	PHOENIX BIOTECH ACQUISITION CO CLASS A COM
PBAXU	PHOENIX BIOTECH ACQUISITION CO UNIT
PBAXW	PHOENIX BIOTECH ACQUISITION CO WT EXP 090126
PBBK	PB BANKSHARES INC COM
PBD	INVESCO EXCH TRADED FD TR II GBL CLEAN ENRG
PBDC	PUTNAM ETF TRUST BDC INCOME ETF
PBE	INVESCO EXCHANGE TRADED FD TR DYNMC BIOTECH
PBF	PBF ENERGY INC CL A
PBFS	PIONEER BANCORP INC MD COM
PBH	PRESTIGE CONSMR HEALTHCARE INC COM
PBHC	PATHFINDER BANCORP INC MD COM
PBI	PITNEY BOWES INC COM
PBI-B	PITNEY BOWES INC NT 43
PBJ	INVESCO EXCHANGE TRADED FD TR DYNMC FOOD BEV
PBLA	PANBELA THERAPEUTICS INC COM NEW

PBP	INVESCO EXCHANGE TRADED FD TR S&P500 BUY WRT
PBPB	POTBELLY CORP COM
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG
PBS	INVESCO EXCHANGE TRADED FD TR DYNMC MEDIA
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBTS	POWERBRIDGE TECHNLOGIES CO LTD ORD SHS
PBW	INVESCO EXCHANGE TRADED FD TR WILDERHIL CLAN
PBYI	PUMA BIOTECHNOLOGY INC COM
PCAR	PACCAR INC COM
PCB	PCB BANCORP COM
PCCT	PERCEPTION CAPITAL CORP II CLASS A ORD
PCCTU	PERCEPTION CAPITAL CORP II UNIT EX 102526
PCCTW	PERCEPTION CAPITAL CORP II WT EXP 102526
PCEF	INVESCO EXCH TRADED FD TR II CEF INM COMPSI
PCF	HIGH INCOME SECS FD SHS BEN INT
PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCGU	PG&E CORP UNIT 08/16/23
PCH	POTLATCHDELTIC CORPORATION COM
PCK	PIMCO CALIF MUN INCOME FD II COM
PCM	PCM FD INC COM
PCN	PIMCO CORPORATE & INCM STRG FD COM
PCOR	PROCORE TECHNOLOGIES INC COM
PCQ	PIMCO CALIF MUN INCOME FD COM
PCRB	PUTNAM ETF TRUST ESG CORE BOND
PCRX	PACIRA BIOSCIENCES INC COM

PCSA	PROCESSA PHARMACEUTICALS INC COM NEW
PCT	PURECYCLE TECHNOLOGIES INC COM
PCTI	PCTEL INC COM
PCTTU	PURECYCLE TECHNOLOGIES INC UNIT EX 031726
PCTTW	PURECYCLE TECHNOLOGIES INC WT EXP 031726
PCTY	PAYLOCITY HLDG CORP COM
PCVX	VAXCYTE INC COM
PCY	INVESCO EXCH TRADED FD TR II EMRNG MKT SVRG
PCYG	PARK CITY GROUP INC COM NEW
PCYO	PURE CYCLE CORP COM NEW
PD	PAGERDUTY INC COM
PDBA	INVESCO ACTVELY MNGD ETC FD TR AGRI CMDTY STRA
PDBC	INVESCO ACTVELY MNGD ETC FD TR OPTIMUM YIELD
PDCE	PDC ENERGY INC COM
PDCO	PATTERSON COS INC COM
PDD	PDD HOLDINGS INC SPONSORED ADS
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM
PDI	PIMCO DYNAMIC INCOME FD SHS
PDLB	PONCE FINANCIAL GROUP INC COMMON STOCK
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	INVESCO EXCH TRADED FD TR II FTSE RAFI SML
PDO	PIMCO DYNAMIC INCOME OPRNTS FD COM BEN SHS
PDP	INVESCO EXCHANGE TRADED FD TR DWA MOMENTUM
PDS	PRECISION DRILLING CORP COM NEW
PDSB	PDS BIOTECHNOLOGY CORP COM
PDT	HANCOCK JOHN PREM DIVID FD COM SH BEN INT
PEAK	HEALTHPEAK PROPERTIES INC COM
PEB	PEBBLEBROOK HOTEL TR COM
PEB-E	PEBBLEBROOK HOTEL TR 6.375 PFD SER E
PEB-F	PEBBLEBROOK HOTEL TR 6.3 CUM PFD SR F
PEB-G	PEBBLEBROOK HOTEL TR 6.375% RED PFD G
PEB-H	PEBBLEBROOK HOTEL TR 5.70% CUM PFD H
PEBK	PEOPLES BANCORP N C INC COM

PEBO	PEOPLES BANCORP INC COM
PECO	PHILLIPS EDISON & CO INC COMMON STOCK
PED	PEDEVCO CORP COM PAR
PEG	PUBLIC SVC ENTERPRISE GRP INC COM
PEGA	PEGASYSTEMS INC COM
PEGR	PROJECT ENERGY REIMAGINED ACQU CLASS A ORD
PEGRU	PROJECT ENERGY REIMAGINED ACQU UNIT EX 102826
PEGRW	PROJECT ENERGY REIMAGINED ACQU WT EXP 102826
PEGY	PINEAPPLE ENERGY INC COM
PEJ	INVESCO EXCHANGE TRADED FD TR DYNMC LEISURE
PEMX	PUTNAM ETF TRUST EMERGING MARKETS
PEN	PENUMBRA INC COM
PENN	PENN ENTERTAINMENT INC COM
PEO	ADAM NAT RES FD INC COM
PEP	PEPSICO INC COM
PEPG	PEPGEN INC COM
PEPL	PEPPERLIME HEALTH ACQUSTN CORP CLASS A ORD SHS
PEPLU	PEPPERLIME HEALTH ACQUSTN CORP UNIT
PEPLW	PEPPERLIME HEALTH ACQUSTN CORP WT EXP 100126
PERF	PERFECT CORP CL A ORD SHS
PERF+	PERFECT CORP WT EXP
PERI	PERION NETWORK LTD SHS NEW
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PET	WAG GROUP CO COMMON STOCK
PETQ	PETIQ INC COM CL A
PETS	PETMED EXPRESS INC COM
PETV	PETVIVO HLDGS INC COM NEW
PETVW	PETVIVO HLDGS INC WT EXP 081326
PETWW	WAG GROUP CO WT EXP 073027
PETZ	TDH HLDGS INC SHS NEW
PEV	PHOENIX MTR INC COM NEW
PEXL	PACER FDS TR US EXPORT LEAD
PEY	INVESCO EXCHANGE TRADED FD TR HIG YLD EQ DIV
PEZ	INVESCO EXCHANGE TRADED FD TR DWA CYCLICALS

PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFC	PREMIER FINANCIAL CORP COM
PFD	FLAHERTY & CRUMRINE PFD INCOME COM
PFE	PFIZER INC COM
PFEL	INVESTMENT MANAGERS SER TR II AXS 2X PFE BULL
PFES	INVESTMENT MANAGERS SER TR II AXS 2X PFE BEAR
PFF	ISHARES TR PFD AND INCM SEC
PFFA	ETFIS SER TR I VIRTUS INFRCAP
PFFD	GLOBAL X FDS US PFD ETF
PFFL	UBS AG LONDON BRANCH ETRACS 2XM ETN
PFFR	ETFIS SER TR I INFRACP REIT PFD
PFFV	GLOBAL X FDS RATE PREFERRED
PFG	PRINCIPAL FINANCIAL GROUP INC COM
PFGC	PERFORMANCE FOOD GROUP CO COM
PFH	PRUDENTIAL FINL INC CAL NT 60
PFI	INVESCO EXCHANGE TRADED FD TR DWA FINL MUMT
PFIE	PROFIRE ENERGY INC COM
PFIG	INVESCO EXCH TRADED FD TR II FNDMNTL IG CRP
PFIN	P & F INDS INC CL A NEW
PFIS	PEOPLES FINL SVCS CORP COM
PFIX	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY INTERST
PFL	PIMCO INCOME STRATEGY FD COM
PFLD	ETF SER SOLUTIONS AAM LW DUR PFD
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFM	INVESCO EXCHANGE TRADED FD TR DIVID ACHIEVEV
PFMT	PERFORMANT FINL CORP COM
PFN	PIMCO INCOME STRATEGY FD II COM
PFO	FLAHERTY & CRUMRINE PFD INCOME COM
PFRL	PGIM ETF TR FLOATING RT INC
PFS	PROVIDENT FINL SVCS INC COM
PFSI	PENNYMAC FINL SVCS INC NEW COM
PFSW	PFSWEB INC COM NEW
PFTA	PORTAGE FINTECH ACQUISITN CORP CLASS A ORD SHS
PFTAU	PORTAGE FINTECH ACQUISITN CORP UNIT EX 070826

PFTAW	PORTAGE FINTECH ACQUISITN CORP WT EXP 070826
PFUT	PUTNAM ETF TRUST SUSTAINABLE FUTU
PFX	PHENIXFIN CORP COM
PFXF	VANECK ETF TRUST PREFERRED SECURT
PFXNZ	PHENIXFIN CORP CAL NT 28
PG	PROCTER AND GAMBLE CO COM
PGAL	GLOBAL X FDS GBL X MSCI PT ET
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGEN	PRECIGEN INC COM
PGF	INVESCO EXCHANGE TRADED FD TR FINL PFD ETF
PGHY	INVESCO EXCH TRADED FD TR II GBL SRT TRM HY
PGJ	INVESCO EXCHANGE TRADED FD TR GLOBAL DRGN CN
PGM	BARCLAYS BANK PLC ETN LKD 48
PGNY	PROGYNY INC COM
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP COM
PGRE	PARAMOUNT GROUP INC COM
PGRO	PUTNAM ETF TRUST FOCSD LARCP GWT
PGRU	PROPERTYGURU GROUP LTD ORD SHS
PGSS	PEGASUS DIGITAL MOBILITY ACQ CL A ORD SHS
PGSS+	PEGASUS DIGITAL MOBILITY ACQ WT EXP
PGSS=	PEGASUS DIGITAL MOBILITY ACQ UNIT
PGTI	PGT INNOVATIONS INC COM
PGX	INVESCO EXCH TRADED FD TR II PFD ETF
PGY	PAGAYA TECHNOLOGIES LTD CL A SHS
PGYWW	PAGAYA TECHNOLOGIES LTD WT EXP 090127
PGZ	PRINCIPAL REAL ESTATE INCOME F SHS BEN INT
PH	PARKER-HANNIFIN CORP COM
PHAR	PHARMING GROUP NV SPON ADS
PHAT	PHATHOM PHARMACEUTICALS INC COM
PHB	INVESCO EXCH TRADED FD TR II FNDMNTL HY CRP
PHD	PIONEER FLOATING RATE FUND INC COM
PHDG	INVESCO ACTIVELY MANAGED ETF S&P500 DOWNSID
PHG	KONINKLIJKE PHILIPS N V NY REGIS SHS NEW

PHGE	BIOMX INC COM
PHGE=	BIOMX INC UNIT EX 101624
PHI	PLDT INC SPONSORED ADR
PHIO	PHIO PHARMACEUTICALS CORP COM
PHK	PIMCO HIGH INCOME FD COM SHS
PHM	PULTE GROUP INC COM
PHO	INVESCO EXCHANGE TRADED FD TR WATER RES ETF
PHR	PHREESIA INC COM
PHT	PIONEER HIGH INCOME FUND INC COM
PHUN	PHUNWARE INC COM
PHUNW	PHUNWARE INC WT EXP 122623
PHVS	PHARVARIS N V COM
PHX	PHX MINERALS INC CL A
PHYD	PUTNAM ETF TRUST ESG HIGH YIELD
PHYL	PGIM ETF TR ACTV HY BD ETF
PHYS	SPROTT PHYSICAL GOLD TR UNIT
PHYT	PYROPHYTE ACQUISITION CORP CL A ORD SHS
PHYT+	PYROPHYTE ACQUISITION CORP WT EXP 050328
PHYT=	PYROPHYTE ACQUISITION CORP UNIT
PI	IMPINJ INC COM
PIAI	PRIME IMPACT ACQUISITION I SHS CL A
PIAI+	PRIME IMPACT ACQUISITION I WT EXP 100130
PIAI=	PRIME IMPACT ACQUISITION I UNIT EX 100130
PICB	INVESCO EXCH TRADED FD TR II INTL CORP BD
PID	INVESCO EXCHANGE TRADED FD TR INTL DIVI ACHI
PIE	INVESCO EXCH TRADED FD TR II DWA EMERG MKTS
PIFI	ETF SER SOLUTIONS CLERSHS PITON IN
PII	POLARIS INC COM
PIII	P3 HEALTH PARTNERS INC COM CL A
PIIIW	P3 HEALTH PARTNERS INC WT EXP 111926
PIK	KIDPIK CORP COM
PILL	DIREXION SHS ETF TR DAILY PHARMA
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIN	INVESCO INDIA EXCHANGE-TRADED INDIA ETF

PINC	PREMIER INC CL A
PINE	ALPINE INCOME PPTY TR INC COM
PINK	SIMPLIFY EXCHANGE TRADED FUNDS HEALTH CARE ETF
PINS	PINTEREST INC CL A
PIO	INVESCO EXCH TRADED FD TR II GLOBAL WATER
PIPR	PIPER SANDLER COMPANIES COM
PIRS	PIERIS PHARMACEUTICALS INC COM
PIXY	SHIFTPIXY INC COM NEW
PIZ	INVESCO EXCH TRADED FD TR II DWA DEV MKTS
PJFG	PGIM ETF TR JENNISON FOC GWT
PJFV	PGIM ETF TR JENNISON FOC VAL
PJP	INVESCO EXCHANGE TRADED FD TR DYNMC PHRMCTLS
PJT	PJT PARTNERS INC COM CL A
PK	PARK HOTELS & RESORTS INC COM
PKB	INVESCO EXCHANGE TRADED FD TR DYNMC BLDG CON
PKBK	PARKE BANCORP INC COM
PKE	PARK AEROSPACE CORP COM
PKG	PACKAGING CORP AMER COM
PKOH	PARK-OHIO HLDGS CORP COM
PKST	PEAKSTONE REALTY TRUST COMMON SHARES
PKW	INVESCO EXCHANGE TRADED FD TR BUYBACK ACHIEV
PKX	POSCO HOLDINGS INC SPONSORED ADR
PL	PLANET LABS PBC COM CL A
PL+	PLANET LABS PBC WT EXP 120626
PLAB	PHOTRONICS INC COM
PLAG	PLANET GREEN HLDGS CORP COM
PLAO	PATRIA LATIN AMRCN OPPRNTY ACQ CLASS A ORD SHS
PLAOU	PATRIA LATIN AMRCN OPPRNTY ACQ UNIT EX 042226
PLAOW	PATRIA LATIN AMRCN OPPRNTY ACQ WT EXP 022327
PLAT	WISDOMTREE TR GROWTH LEADERS
PLAY	DAVE & BUSTERS ENTMT INC COM
PLBC	PLUMAS BANCORP COM
PLBY	PLBY GROUP INC COM
PLCE	CHILDRENS PL INC NEW COM

PLD	PROLOGIS INC. COM
PLDR	PUTNAM ETF TRUST SUSTAINABLE LEAD
PLG	PLATINUM GROUP METALS LTD COM
PLL	PIEDMONT LITHIUM INC COM
PLM	POLYMET MNG CORP COM NEW
PLMI	PLUM ACQUISITION CORP I CLASS A ORD SHS
PLMIU	PLUM ACQUISITION CORP I UNIT EXP 031526
PLMIW	PLUM ACQUISITION CORP I WT EXP 031526
PLMR	PALOMAR HLDGS INC COM
PLNT	PLANET FITNESS INC CL A
PLOW	DOUGLAS DYNAMICS INC COM
PLPC	PREFORMED LINE PRODS CO COM
PLRX	PLIANT THERAPEUTICS INC COM
PLSE	PULSE BIOSCIENCES INC COM
PLTK	PLAYTIKA HLDG CORP COM
PLTM	GRANITESHARES PLATINUM TR SHS BEN INT
PLTN	PLUTONIAN ACQUISITION CORP COM
PLTNR	PLUTONIAN ACQUISITION CORP RT
PLTNU	PLUTONIAN ACQUISITION CORP UNIT EX 102627
PLTNW	PLUTONIAN ACQUISITION CORP WT EXP 102627
PLTR	PALANTIR TECHNOLOGIES INC CL A
PLUG	PLUG POWER INC COM NEW
PLUR	PLURI INC COM
PLUS	EPLUS INC COM
PLW	INVESCO EXCH TRADED FD TR II 1 30 LADER TRE
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXS	PLEXUS CORP COM
PLYA	PLAYA HOTELS & RESORTS NV SHS
PLYM	PLYMOUTH INDL REIT INC COM
PLYM-A	PLYMOUTH INDL REIT INC 7.50% PFD A
PM	PHILIP MORRIS INTL INC COM
PMCB	PHARMACYTE BIOTECH INC COM NEW
PMD	PSYCHEMEDICS CORP COM NEW
PMF	PIMCO MUN INCOME FD COM

PMGM	PRIVETERRA ACQUISITION CORP CL A
PMGMU	PRIVETERRA ACQUISITION CORP UNIT
PMGMW	PRIVETERRA ACQUISITION CORP WT EXP 022828
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOME TR COM
PMN	PROMIS NEUROSCIENCES INC COM NEW
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMT	PENNYMAC MTG INVT TR COM
PMT-A	PENNYMAC MTG INVT TR PFD SER A
PMT-B	PENNYMAC MTG INVT TR CUM RED PFD B
PMT-C	PENNYMAC MTG INVT TR 6.75% RED PFD C
PMTS	CPI CARD GROUP INC COM NEW
PMVP	PMV PHARMACEUTICALS INC COM
PMX	PIMCO MUN INCOME FD III COM
PNAC	PRIME NO ACQUISITION I CORP COM CL A
PNACR	PRIME NO ACQUISITION I CORP RT
PNACU	PRIME NO ACQUISITION I CORP UNIT EX 073127
PNACW	PRIME NO ACQUISITION I CORP WT EXP 073127
PNBK	PATRIOT NATL BANCORP INC COM NEW
PNC	PNC FINL SVCS GROUP INC COM
PNF	PIMCO NEW YORK MUN INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNFPP	PINNACLE FINL PARTNERS INC 6.75 DP RP PFD B
PNI	PIMCO NEW YORK MUN FD II COM
PNM	PNM RES INC COM
PNNT	PENNANTPARK INVT CORP COM
PNQI	INVESCO EXCHANGE TRADED FD TR NASDAQ INTERNT
PNR	PENTAIR PLC SHS
PNRG	PRIMEENERGY RESOURCES CORP COM
PNT	POINT BIOPHARMA GLOBAL INC COM
PNTG	PENNANT GROUP INC COM
PNW	PINNACLE WEST CAP CORP COM
POAI	PREDICTIVE ONCOLOGY INC COM
POCI	PRECISION OPTICS CORP INC MASS COM NEW

PODD	INSULET CORP COM
POET	POET TECHNOLOGIES INC COM NEW
POL	POLISHED COM INC COM
POL+	POLISHED COM INC WT EXP 060226
POLA	POLAR PWR INC COM
POOL	POOL CORP COM
POR	PORTLAND GEN ELEC CO COM NEW
PORT	SOUTHPORT ACQUISITION CORP CL A COM
PORT+	SOUTHPORT ACQUISITION CORP WT EXP
PORT=	SOUTHPORT ACQUISITION CORP UNIT
POST	POST HLDGS INC COM
POTX	GLOBAL X FDS CANNABIS ETF NEW
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWW	AMMO INC COM
POWWP	AMMO INC 8.75% PFD SER A
PP	TIDAL ETF TR II THE MEET KEVIN
PPA	INVESCO EXCHANGE TRADED FD TR AEROSPACE DEFN
PPBI	PACIFIC PREMIER BANCORP COM
PPBT	PURPLE BIOTECH LTD SPONSORED ADS
PPC	PILGRIMS PRIDE CORP COM
PPEM	PUTNAM ETF TRUST PANAGORA ESG
PPG	PPG INDS INC COM
PPH	VANECK ETF TRUST PHARMACEUTCL ETF
PPHP	PHP VENTURES ACQUISITION CORP CLASS A COM
PPHPR	PHP VENTURES ACQUISITION CORP RT
PPHPU	PHP VENTURES ACQUISITION CORP UNIT EX 010123
PPHPW	PHP VENTURES ACQUISITION CORP WT EXP 081628
PPI	INVESTMENT MANAGERS SER TR II AXS ASTORIA INFL
PPIE	PUTNAM ETF TRUST PANAGORA ESG
PPIH	PERMA-PIPE INTL HLDGS INC COM
PPL	PPL CORP COM
PPLT	ABRDN PLATINUM ETF TRUST PHYSCL PLATM SHS
PPSI	PIONEER PWR SOLUTIONS INC COM NEW

PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPTA	PERPETUA RESOURCES CORP COM
PPTY	ETF SER SOLUTIONS US DIVERSIFIED
PPYA	PAPAYA GRWT OPPORTUNITY CORP I CLASS A COM
PPYAU	PAPAYA GRWT OPPORTUNITY CORP I UNIT EX 123128
PPYAW	PAPAYA GRWT OPPORTUNITY CORP I WT EXP 123128
PQDI	PRINCIPAL EXCHANGE TRADED FDS SPECTRUM TAX ADV
PR	PERMIAN RESOURCES CORP CLASS A COM
PRA	PROASSURANCE CORP COM
PRAA	PRA GROUP INC COM
PRAX	PRAXIS PRECISION MEDICINES INC COM
PRAY	SHP ETF TRUST FIS BIBLICALLY R
PRCH	PORCH GROUP INC COM
PRCT	PROCEPT BIOROBOTICS CORP COM
PRDO	PERDOCEO ED CORP COM
PRDS	PARDES BIOSCIENCES INC COM
PRE	PRENETICS GLOBAL LTD CLASS A ORD
PRE-J	PARTNERRE LTD 4.875% RED PFD J
PREF	PRINCIPAL EXCHANGE TRADED FDS SPECTRUM PFD
PRENW	PRENETICS GLOBAL LTD WT EXP 051827
PRF	INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1000
PRFD	PIMCO ETF TR PREFERRED AND CP
PRFT	PERFICIENT INC COM
PRFX	PAINREFORM LTD SHS
PRFZ	INVESCO EXCHANGE TRADED FD TR FTSE RAFI 1500
PRG	PROG HOLDINGS INC COM NPV
PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRH	PRUDENTIAL FINL INC CAL NT 62
PRI	PRIMERICA INC COM
PRIF-D	PRIORITY INCOME FD INC 7% PFD SER D 29
PRIF-F	PRIORITY INCOME FD INC 6.625 PFD SER F
PRIF-G	PRIORITY INCOME FD INC 6.25% SER G PFD
PRIF-H	PRIORITY INCOME FD INC PFD STK TRM SR H

PRIF-I	PRIORITY INCOME FD INC PFD STK TRM SR I
PRIF-J	PRIORITY INCOME FD INC CAL NT 28
PRIF-K	PRIORITY INCOME FD INC 7% CUM PFD SR K
PRIF-L	PRIORITY INCOME FD INC CAL NT 29
PRIM	PRIMORIS SVCS CORP COM
PRK	PARK NATL CORP COM
PRLB	PROTO LABS INC COM
PRLD	PRELUDE THERAPEUTICS INC COM
PRLH	PEARL HOLDINGS ACQUISITN CORP CLASS A ORD SHS
PRLHU	PEARL HOLDINGS ACQUISITN CORP UNIT EX 121526
PRLHW	PEARL HOLDINGS ACQUISITN CORP WT EXP 121526
PRM	PERIMETER SOLUTIONS SA COMMON STOCK
PRME	PRIME MEDICINE INC COM
PRMW	PRIMO WATER CORPORATION COM
PRN	INVESCO EXCHANGE TRADED FD TR DWA INDLS MUMT
PRO	PROS HOLDINGS INC COM
PROC	PROCAPS GROUP SA SHS
PROCW	PROCAPS GROUP SA WT EXP 092926
PROF	PROFOUND MED CORP COM NEW
PROK	PROKIDNEY CORP CLASS A ORD SHS
PROV	PROVIDENT FINL HLDGS INC COM
PRPC	CC NEUBERGER PRINCIPAL HOLDN SHS CL A
PRPC+	CC NEUBERGER PRINCIPAL HOLDN WT EXP 020526
PRPC=	CC NEUBERGER PRINCIPAL HOLDN UNIT
PRPH	PROPHASE LABS INC COM
PRPL	PURPLE INNOVATION INC COM
PRPO	PRECIPIO INC COM
PRQR	PROQR THRAPEUTICS N V SHS EURO
PRS	PRUDENTIAL FINL INC 5.625% JR SB NT
PRSO	PERASO INC COM
PRSR	PROSPECTOR CAPITAL CORP CL A
PRSRU	PROSPECTOR CAPITAL CORP UNIT EX 010130
PRSRW	PROSPECTOR CAPITAL CORP WT EXP 011125
PRST	PRESTO AUTOMATION INC COM

PRSTW	PRESTO AUTOMATION INC WT EXP 092127
PRT	PERMROCK ROYALTY TRUST TR UNIT
PRTA	PROTHENA CORP PLC SHS
PRTC	PURETECH HEALTH PLC ADS
PRTG	PORTAGE BIOTECH INC COM
PRTH	PRIORITY TECHNOLOGY HLDGS INC COM
PRTK	PARATEK PHARMACEUTICALS INC COM
PRTS	CARPARTS COM INC COM
PRU	PRUDENTIAL FINL INC COM
PRVA	PRIVIA HEALTH GROUP INC COM
PSA	PUBLIC STORAGE COM
PSA-F	PUBLIC STORAGE PFD SHS F 5.15%
PSA-G	PUBLIC STORAGE 5.05% CUM PFD G
PSA-H	PUBLIC STORAGE 5.60 DEPSHS RP H
PSA-I	PUBLIC STORAGE 4.875% DP SH PFD
PSA-J	PUBLIC STORAGE 4.7% DP SH PF J
PSA-K	PUBLIC STORAGE 4.75 DP PFD SH K
PSA-L	PUBLIC STORAGE 4.625 DEP PFD L
PSA-M	PUBLIC STORAGE 4.125 DP SH PF M
PSA-N	PUBLIC STORAGE 3.875% DEP PFD N
PSA-O	PUBLIC STORAGE 3.900% DEP PFD O
PSA-P	PUBLIC STORAGE 4% DEP SHS PFD P
PSA-Q	PUBLIC STORAGE 3.950% DEP PFD Q
PSA-R	PUBLIC STORAGE 4% DEP PFD SHS R
PSA-S	PUBLIC STORAGE 4.100% DP PFD S
PSC	PRINCIPAL EXCHANGE TRADED FDS US SMCP MLTFCTR
PSCC	INVESCO EXCH TRADED FD TR II S&P SMLCP STAP
PSCD	INVESCO EXCH TRADED FD TR II S&P SMLCP DISC
PSCE	INVESCO EXCH TRADED FD TR II S&P SMLCP ENGY
PSCF	INVESCO EXCH TRADED FD TR II S&P SMLCP FINL
PSCH	INVESCO EXCH TRADED FD TR II S&P SMLCP HELT
PSCI	INVESCO EXCH TRADED FD TR II S&P SMLCP INDL
PSCM	INVESCO EXCH TRADED FD TR II S&P SMLCP MATL
PSCT	INVESCO EXCH TRADED FD TR II S&P SMLCP INFO

PSCU	INVESCO EXCH TRADED FD TR II S&P SMLCP UTIL
PSDN	ADVISORSHARES TR POSEIDON DYNAMIC
PSEC	PROSPECT CAP CORP COM
PSEC-A	PROSPECT CAP CORP 5.35% CUM PFD A
PSET	PRINCIPAL EXCHANGE TRADED FDS QUALITY ETF
PSF	COHEN & STEERS SELECT PFD & IN COM
PSFE	PAYSAFE LIMITED SHS
PSFE+	PAYSAFE LIMITED WT EX 033026
PSHG	PERFORMANCE SHIPPING INC COMMON SHARES
PSI	INVESCO EXCHANGE TRADED FD TR DYNMC SEMICNDT
PSIL	ADVISORSHARES TR PSYCHEDELICS ETF
PSJ	INVESCO EXCHANGE TRADED FD TR DYNMC SOFTWARE
PSK	SPDR SER TR ICE PFD SEC ETF
PSL	INVESCO EXCHANGE TRADED FD TR DWA STAPLES
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMT	PRICESMART INC COM
PSN	PARSONS CORP DEL COM
PSNL	PERSONALIS INC COM
PSNY	POLESTAR AUTOMOTIVE HLDG UK ADS A
PSNYW	POLESTAR AUTOMOTIVE HLDG UK ADS C-1
PSO	PEARSON PLC SPONSORED ADR
PSP	INVESCO EXCHANGE TRADED FD TR GBL LISTED PVT
PSQ	PROSHARES TR SHORT QQQ NEW
PSR	INVESCO ACTIVELY MANAGED ETF ACTIVE US REAL
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTG	PURE STORAGE INC CL A
PSTL	POSTAL REALTY TRUST INC CL A
PSTP	INNOVATOR ETFS TR POWER BUFFER SET
PSTV	PLUS THERAPEUTICS INC COM
PSTX	POSEIDA THERAPEUTICS INC COM
PSX	PHILLIPS 66 COM
PT	PINTEC TECHNOLOGY HLDGS LTD SPONSORED ADS
PTA	COHEN & STEERS TAX ADVAN PFD S COM
PTBD	PACER FDS TR TRENDPILOT US BD

PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTE	POLARITYTE INC COM NEW
PTEC	GLOBAL X FDS PROPTECH ETF
PTEN	PATTERSON-UTI ENERGY INC COM
PTF	INVESCO EXCHANGE TRADED FD TR DWA TECHNOLOGY
PTGX	PROTAGONIST THERAPEUTICS INC COM
PTH	INVESCO EXCHANGE TRADED FD TR DWA HEALTHCARE
PTHR	PONO CAP THREE INC ORD SHS CL A
PTHRU	PONO CAP THREE INC UNIT EX 011128
PTHRW	PONO CAP THREE INC WT EXP 011128
PTIN	PACER FDS TR TRENDPILOT INTL
PTIX	PROTAGENIC THERAPEUTICS INC COM NEW
PTIXW	PROTAGENIC THERAPEUTICS INC WT EXP 041325
PTLO	PORTILLOS INC COM CL A
PTMN	PORTMAN RIDGE FIN CORP COM NEW
PTN	PALATIN TECHNOLOGIES INC COM NEW
PTNQ	PACER FDS TR TRENDPILOT 100
PTON	PELOTON INTERACTIVE INC CL A COM
PTPI	PETROS PHARMACEUTICALS INC COM NEW
PTRA	PROTERRA INC COM
PTRB	PGIM ETF TR TOTAL RETURN BON
PTRS	PARTNERS BANCORP COM
PTSI	P A M TRANSN SVCS INC COM
PTVE	PACTIV EVERGREEN INC COM
PTWO	PONO CAP TWO INC COM CL A
PTWOU	PONO CAP TWO INC UNIT EX 073127
PTWOW	PONO CAP TWO INC WT EXP 073127
PTY	PIMCO CORPORATE & INCOME OPPOR COM
PUBM	PUBMATIC INC COM CL A
PUCK	GOAL ACQUISITIONS CORP COM
PUCKU	GOAL ACQUISITIONS CORP UNIT
PUCKW	GOAL ACQUISITIONS CORP WT EXP 021126
PUI	INVESCO EXCHANGE TRADED FD TR DWA UTILS MUMT

PUK	PRUDENTIAL PLC ADR
PULM	PULMATRIX INC COM
PULS	PGIM ETF TR PGIM ULTRA SH BD
PULT	PUTNAM ETF TRUST ESG ULTRA SHORT
PUMP	PROPETRO HLDG CORP COM
PUTW	WISDOMTREE TR PUTWRITE STRAT
PUYI	PUYI INC ADS
PVAL	PUTNAM ETF TRUST FOCUSED LAR CAP
PVBC	PROVIDENT BANCORP INC COM NEW
PVH	PVH CORPORATION COM
PVI	INVESCO EXCH TRADED FD TR II VRDO TAX FREE
PVL	PERMIANVILLE RTY TR TR UNIT
PW	POWER REIT COM
PW-A	POWER REIT PFD SER A 7.75%
PWB	INVESCO EXCHANGE TRADED FD TR DYNMC LRG GWTH
PWC	INVESCO EXCHANGE TRADED FD TR DYNMC MKT ETF
PWFL	POWERFLEET INC COM
PWOD	PENNS WOODS BANCORP INC COM
PWP	PERELLA WEINBERG PARTNERS CLASS A COM
PWR	QUANTA SVCS INC COM
PWSC	POWERSCHOOL HOLDINGS INC COM CL A
PWUP	POWERUP ACQUISITION CORP CLASS A ORDI SHS
PWUPU	POWERUP ACQUISITION CORP UNIT EX 021832
PWUPW	POWERUP ACQUISITION CORP WT EXP 052328
PWV	INVESCO EXCHANGE TRADED FD TR DYNMC LRG VALU
PWZ	INVESCO EXCH TRADED FD TR II CALIF AMT MUN
PX	P10 INC COM CL A
PXD	PIONEER NAT RES CO COM
PXE	INVESCO EXCHANGE TRADED FD TR DYNMC ENRG EXP
PXF	INVESCO EXCH TRADED FD TR II FTSE RAFI DEV
PXH	INVESCO EXCH TRADED FD TR II FTSE RAFI EMNG
PXI	INVESCO EXCHANGE TRADED FD TR DWA ENERGY MNT
PXJ	INVESCO EXCHANGE TRADED FD TR DYNMC OIL GAS
PXLW	PIXELWORKS INC COM NEW

PXMD	PAXMEDICA INC COM
PXQ	INVESCO EXCHANGE TRADED FD TR DYNMC NETWRNG
PXS	PYXIS TANKERS INC COM NEW
PXSAP	PYXIS TANKERS INC 7.75% CNV PFD A
PXSAW	PYXIS TANKERS INC WT EXP 101325
PY	PRINCIPAL EXCHANGE TRADED FDS PRNCPL VLU ETF
PYCR	PAYCOR HCM INC COM
PYN	PIMCO NEW YORK MUN INCOME FD I COM
PYPD	POLYPID LTD SHS
PYPE	UBS AG LONDON BRANCH ETRACS NYSE
PYPL	PAYPAL HLDGS INC COM
PYPS	INVESTMENT MANAGERS SER TR II AXS 1.5X PYPL BR
PYPT	INVESTMENT MANAGERS SER TR II AXS 1.5X PYPL BL
PYR	PYROGENESIS CDA INC COM
PYT	PPLUS TR GSC 2 CT FL RT
PYXS	PYXIS ONCOLOGY INC COMMON STOCK
PYZ	INVESCO EXCHANGE TRADED FD TR DWA BASIC MATL
PZA	INVESCO EXCH TRADED FD TR II NATL AMT MUNI
PZC	PIMCO CALIF MUN INCOME FD III COM
PZG	PARAMOUNT GOLD NEV CORP COM
PZT	INVESCO EXCH TRADED FD TR II NY AMT FRE MUN
PZZA	PAPA JOHNS INTL INC COM
QABA	FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF
QAI	INDEXIQ ETF TR HEDGE MLTI ETF
QARP	DBX ETF TR XTRCKR RUSL 1000
QAT	ISHARES TR MSCI QATAR ETF
QBTS	D-WAVE QUANTUM INC COM
QBTS+	D-WAVE QUANTUM INC WT EXP 080527
QCLN	FIRST TR EXCHANGE-TRADED FD NAS CLNEDG GREEN
QCLR	GLOBAL X FDS NASDAQ 100 COLA
QCOM	QUALCOMM INC COM
QCRH	QCR HOLDINGS INC COM
QD	QUDIAN INC ADR
QDEF	FLEXSHARES TR QLT DIV DEF IDX

QDEL	QUIDELORTHO CORP COM
QDF	FLEXSHARES TR QUALT DIVD IDX
QDIV	GLOBAL X FDS S&P 500 QLT ETF
QDPL	PACER FDS TR METAURUS CAP 400
QDRO	QUADRO ACQUISITION ONE CORP CL A SHS
QDROU	QUADRO ACQUISITION ONE CORP UNITS
QDROW	QUADRO ACQUISITION ONE CORP WT EXP 063026
QDYN	FLEXSHARES TR QLT DIVDYN IDX
QEFA	SPDR INDEX SHS FDS MSCI EAFE STRTGC
QEMM	SPDR INDEX SHS FDS MSCI EMRG MKTS
QFIN	QIFU TECHNOLOGY INC AMERICAN DEP
QFTA	QUANTUM FINTECH ACQUISTIN CORP COMMON STOCK
QFTA=	QUANTUM FINTECH ACQUISTIN CORP UNIT 013026
QGEN	QIAGEN NV SHS NEW
QGRO	AMERICAN CENTY ETF TR US QUALITY GROW
QGRW	WISDOMTREE TR US QUALITY GROW
QH	QUHUO LTD SPON ADS
QID	PROSHARES TR ULTSHRT QQQ
QINT	AMERICAN CENTY ETF TR QUALITY DIVRSFED
QIPT	QUIPT HOME MEDICAL CORP COM
QIWI	QIWI PLC SPON ADR REP B
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGN	QUALIGEN THERAPEUTICS INC COM NEW
QLI	QILIAN INTL HLDG GROUP LTD COM
QLTA	ISHARES TR A RATE CP BD ETF
QLV	FLEXSHARES TR US QT LW VLTY
QLVD	FLEXSHARES TR DEV MRK EX LOW
QLVE	FLEXSHARES TR EMRG MKT QT LW
QLYS	QUALYS INC COM
QMCO	QUANTUM CORP COM NEW
QNCX	QUINCE THERAPEUTICS INC COM
QNRX	QUOIN PHARMACEUTICALS LTD SPONSORED ADS
QNST	QUINSTREET INC COM
QOMO	QOMOLANGMA ACQUISITION CORP COM

QOMOR	QOMOLANGMA ACQUISITION CORP RT
QOMOU	QOMOLANGMA ACQUISITION CORP UNIT EX 092927
QOMOW	QOMOLANGMA ACQUISITION CORP WT EXP 092927
QPX	ADVISORSHARES TR Q DYNAMIC GROWTH
QQEW	FIRST TR NAS100 EQ WEIGHTED IX SHS
QQH	NORTHERN LTS FD TR III HCM DEFND 100
QQJG	INVESCO EXCH TRADED FD TR II ESG NASDAQ NEXT
QQMG	INVESCO EXCH TRADED FD TR II ESG NASDAQ 100
QQQ	INVESCO QQQ TR UNIT SER 1
QQQA	PROSHARES TR NASDAQ100 DORSEY
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQJ	INVESCO EXCH TRADED FD TR II NASDAQNXTGEN100
QQQM	INVESCO EXCH TRADED FD TR II NASDAQ 100 ETF
QQQN	VICTORY PORTFOLIOS II VS NASDQ NXT 50
QQQS	INVESCO EXCH TRADED FD TR II NASDAQ FT GEN200
QQQX	NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS
QQXT	FIRST TR EXCHANGE-TRADED FD NASDAQ 100 EX
QRFT	EXCHANGE LISTED FDS TR QRAFT AI ENHCD
QRHC	QUEST RESOURCE HLDG CORP COM NEW
QRMI	GLOBAL X FDS NASDAQ 100 RIS
QRTEA	QURATE RETAIL INC COM SER A
QRTEB	QURATE RETAIL INC COM SER B
QRTEP	QURATE RETAIL INC NT CAL 31
QRVO	QORVO INC COM
QS	QUANTUMSCAPE CORP COM CL A
QSG	QUANTASING GROUP LTD ADS
QSI	QUANTUM SI INC COM CL A
QSIAW	QUANTUM SI INC WT EXP 061026
QSR	RESTAURANT BRANDS INTL INC COM
QSWN	AMPLIFY ETF TR BLACKSWAN TECH
QTEC	FIRST TR NASDAQ 100 TECH INDX SHS
QTR	GLOBAL X FDS NASDAQ 100 TAI
QTRX	QUANTERIX CORP COM
QTUM	ETF SER SOLUTIONS DEFIANCE QUANT

QTWO	Q2 HLDGS INC COM
QUAD	QUAD / GRAPHICS INC COM CL A
QUBT	QUANTUM COMPUTING INC COM
QUIK	QUICKLOGIC CORP COM NEW
QULL	UBS AG LONDON BRANCH NT LKD 51
QUOT	QUOTIENT TECHNOLOGY INC COM
QURE	UNIQURE NV SHS
QUS	SPDR SER TR MSCI USA STRTGIC
QVCC	QVC INC FXD NT 68
QVCD	QVC INC 6.375 SR NT 67
QVML	INVESCO EXCH TRADED FD TR II 500 QVM MULTI
QVMM	INVESCO EXCH TRADED FD TR II S&P MIDCAP 400
QVMS	INVESCO EXCH TRADED FD TR II S&P SMALLCAP 600
QWLD	SPDR INDEX SHS FDS MSCI WRLD STRGIC
QWST	HARBOR ETF TRUST SMALL CAP EXPLO
QYLD	GLOBAL X FDS NASDAQ 100 COVER
QYLE	GLOBAL X FDS NASDAQ 100 ESG
QYLG	GLOBAL X FDS NASDQ 100 CVRDGW
R	RYDER SYS INC COM
RA	BROOKFIELD REAL ASSETS INCOME SHS BEN INT
RAAX	VANECK ETF TRUST INFLATION ALLOCA
RACE	FERRARI N V COM
RACY	RELATIVITY ACQUISITION CORP CLASS A COM
RACYU	RELATIVITY ACQUISITION CORP UNIT EX 021027
RACYW	RELATIVITY ACQUISITION CORP WT EXP 121529
RAD	RITE AID CORP COM
RADI	RADIUS GLOBAL INFRASTRCTRE INC COM CL A
RAFE	PIMCO EQUITY SER RAFI ESG US
RAIL	FREIGHTCAR AMER INC COM
RAIN	RAIN ONCOLOGY INC COM
RAMP	LIVERAMP HLDGS INC COM
RAND	RAND CAP CORP COM NEW
RANI	RANI THERAPEUTICS HLDGS INC COM CL A
RAPT	RAPT THERAPEUTICS INC COM

RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RATE	GLOBAL X FDS INTEREST RT HEDG
RAVE	RAVE RESTAURANT GROUP INC COM
RAVI	FLEXSHARES TR FLEXSHARES ULTRA
RAYA	ERAYAK PWR SOLUTION GROUP INC. CLASS A ORD SHS
RAYC	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTAM
RAYD	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTIT
RAYE	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTAM
RAYS	GLOBAL X FDS SOLAR ETF
RBA	RB GLOBAL INC COM
RBB	RBB BANCORP COM
RBBN	RIBBON COMMUNICATIONS INC COM
RBC	RBC BEARINGS INC COM
RBCAA	REPUBLIC BANCORP INC KY CL A
RBCP	RBC BEARINGS INC 5% CNV PFD SR A
RBKB	RHINEBECK BANCORP INC COM
RBLD	FIRST TR EXCHANGE-TRADED FD II ALERIAN US NXTGN
RBLX	ROBLOX CORP CL A
RBOT	VICARIOUS SURGICAL INC COM CL A
RBOT+	VICARIOUS SURGICAL INC WT EXP 080527
RBT	RUBICON TECHNOLOGIES INC CL A COM
RBT+	RUBICON TECHNOLOGIES INC WT EXP 040127
RC	READY CAPITAL CORP COM
RC-C	READY CAPITAL CORP 6.25 CNV PFD C
RC-E	READY CAPITAL CORP 6.50% CUM PFD E
RCA	READY CAPITAL CORP 7% CN SR NT 2023
RCAC	REVELSTONE CAPITAL ACQSTN CORP CLASS A COM
RCACU	REVELSTONE CAPITAL ACQSTN CORP UNIT EX 121726
RCACW	REVELSTONE CAPITAL ACQSTN CORP WT EXP 091526
RCAT	RED CAT HLDGS INC COM
RCB	READY CAPITAL CORP FXD NT 26
RCC	READY CAPITAL CORP NT CAL 26
RCEL	AVITA MEDICAL INC COM
RCFA	RCF ACQUISITION CORP CL A COM

RCFA+	RCF ACQUISITION CORP WT EXP
RCFA=	RCF ACQUISITION CORP UNIT
RCG	RENN FD INC COM
RCI	ROGERS COMMUNICATIONS INC CL B
RCKT	ROCKET PHARMACEUTICALS INC COM
RCKTW	ROCKET PHARMACEUTICALS INC WT EXP 090226
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN GROUP COM
RCLF	ROSECLIFF ACQUISITION CORP I COM CL A
RCLFU	ROSECLIFF ACQUISITION CORP I UNIT
RCLFW	ROSECLIFF ACQUISITION CORP I WT EXP 021126
RCM	R1 RCM INC COM
RCMT	RCM TECHNOLOGIES INC COM NEW
RCON	RECON TECHNOLOGY LTD CL A SHS
RCRT	RECRUITER COM GROUP INC COM NEW
RCRTW	RECRUITER COM GROUP INC WT EXP 060126
RCS	PIMCO STRATEGIC INCOME FD COM
RCUS	ARCUS BIOSCIENCES INC COM
RDCM	RADCOM LTD SHS NEW
RDFN	REDFIN CORP COM
RDHL	REDHILL BIOPHARMA LTD SPON ADS NEW
RDI	READING INTL INC CL A
RDIB	READING INTL INC CL B
RDIV	INVESCO EXCH TRADED FD TR II S&P ULTRA DIVIDE
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDOG	ALPS ETF TR REIT DIVIDE DOGS
RDVT	RED VIOLET INC COM
RDVY	FIRST TR EXCHANGE-TRADED FD VI RISNG DIVD ACHIV
RDW	REDWIRE CORPORATION COM
RDW+	REDWIRE CORPORATION WT EXP
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RE	EVEREST RE GROUP LTD COM

REAL	THE REALREAL INC COM
REAX	THE REAL BROKERAGE INC COM NEW
REBN	REBORN COFFEE INC COMMON STOCK
RECS	COLUMBIA ETF TR I RESH ENHNC COR
REE	REE AUTOMOTIVE LTD CLASS A ORD SHS
REET	ISHARES TR GLOBAL REIT ETF
REFI	CHICAGO ATLANTIC REAL ESTATE F COM
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REGN	REGENERON PHARMACEUTICALS COM
REI	RING ENERGY INC COM
REIT	ALPS ETF TR ACTIVE REIT ETF
REK	PROSHARES TR SHRT RL EST FD
REKR	REKOR SYSTEMS INC COM
RELI	RELIANCE GLOBAL GROUP INC COM
RELIW	RELIANCE GLOBAL GROUP INC WT A EXP 020126
RELL	RICHARDSON ELECTRS LTD COM
RELX	RELX PLC SPONSORED ADR
RELY	REMITLY GLOBAL INC COM
REMX	VANECK ETF TRUST RARE EARTH/STRTG
RENE	CARTESIAN GROWTH CORP II CLASS A ORD
RENEU	CARTESIAN GROWTH CORP II UNIT EX 071228
RENEW	CARTESIAN GROWTH CORP II WT EXP 071228
RENN	RENREN INC SPONSORED ADS
RENT	RENT THE RUNWAY INC COM CL A
RENW	HARBOR ETF TRUST ENERGY TRANS STR
REPL	REPLIMUNE GROUP INC COM
REPX	RILEY EXPLORATION PERMIAN INC COM
RERE	ATRENEW INC SPONSORED ADS
RES	RPC INC COM
RESI	KELLY STRATEGIC ETF TRUST RESIDENTIAL & AP
RESP	WISDOMTREE TR US ESG FUND
RETA	REATA PHARMACEUTICALS INC CL A
RETL	DIREXION SHS ETF TR RETAIL BULL 3X

RETO	RETO ECO SOLUTIONS INC SHS NEW
REUN	REUNION NEUROSCIENCE INC COM
REVB	REVELATION BIOSCIENCES INC COM NEW
REVBW	REVELATION BIOSCIENCES INC WT EXP 011027
REVG	REV GROUP INC COM
REVS	COLUMBIA ETF TR I RESH ENHNC VLU
REW	PROSHARES TR ULSHRT TECH NEW
REX	REX AMERICAN RES CORP COM
REXR	REXFORD INDL RLTY INC COM
REXR-B	REXFORD INDL RLTY INC 5.875% PFD SER B
REXR-C	REXFORD INDL RLTY INC 5.625 CUM PFD C
REYN	REYNOLDS CONSUMER PRODS INC COM
REZ	ISHARES TR RESIDENTIAL MULT
REZI	RESIDEO TECHNOLOGIES INC COM
RF	REGIONS FINANCIAL CORP NEW COM
RF-B	REGIONS FINANCIAL CORP NEW DEP SHS PFD B
RF-C	REGIONS FINANCIAL CORP NEW 5.7 DP RP PFD C
RF-E	REGIONS FINANCIAL CORP NEW DEP SH PFD SER E
RFAC	RF ACQUISITION CORP CLASS A COM
RFACR	RF ACQUISITION CORP RT
RFACU	RF ACQUISITION CORP UNIT EX 050128
RFACW	RF ACQUISITION CORP WT EXP 050128
RFCI	ALPS ETF TR RIVERFRONT DYM
RFDA	ALPS ETF TR RIVERFRNT DYMC
RFDI	FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV
RFEM	FIRST TR EXCH TRADED FD III RIVR FRNT DYN
RFEU	FIRST TR EXCH TRADED FD III RIVRFRNT DYN EUR
RFFC	ALPS ETF TR ACTIVE EQTY OPPT
RFG	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 PR
RFI	COHEN & STEERS TOTAL RETURN RL COM
RFIL	RF INDS LTD COM PAR $0.01
RFL	RAFAEL HLDGS INC COM CL B
RFM	RIVERNORTH FLEXIBLE MUN INCOME COM
RFMZ	RIVERNORTH FLEXIBLE MUNI INCME COM

RFV	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 VL
RGA	REINSURANCE GRP OF AMERICA INC COM NEW
RGC	REGENCELL BIOSCIENCE HLDGS LTD ORDINARY SHARES
RGCO	RGC RES INC COM
RGEN	REPLIGEN CORP COM
RGF	THE REAL GOOD FOOD COMPANY INC COM CL A
RGLD	ROYAL GOLD INC COM
RGLS	REGULUS THERAPEUTICS INC COM
RGNX	REGENXBIO INC COM
RGP	RESOURCES CONNECTION INC COM
RGR	STURM RUGER & CO INC COM
RGS	REGIS CORP MINN COM
RGT	ROYCE GLOBAL VALUE TR INC COM
RGTI	RIGETTI COMPUTING INC COMMON STOCK
RGTIW	RIGETTI COMPUTING INC WT EXP
RH	RH COM
RHCB	BNY MELLON ETF TRUST RESPONSIBLE HORI
RHE	REGIONAL HEALTH PPTYS INC COM
RHE-A	REGIONAL HEALTH PPTYS INC 10.875% PFD A
RHI	ROBERT HALF INTL INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHRX	STARBOARD INVT TR RH TACTICAL ROT
RHTX	STARBOARD INVT TR RH TACTICAL OUTL
RIBT	RICEBRAN TECHNOLOGIES COM
RICK	RCI HOSPITALITY HLDGS INC COM
RIDE	LORDSTOWN MOTORS CORP CL A NEW
RIET	ETF SER SOLUTIONS HOYA CAPT HI DIV
RIG	TRANSOCEAN LTD REG SHS
RIGL	RIGEL PHARMACEUTICALS INC COM NEW
RIGS	ALPS ETF TR RIVRFRNT STR INC
RILY	B. RILEY FINANCIAL INC COM
RILYG	B. RILEY FINANCIAL INC CAL NT 26
RILYK	B. RILEY FINANCIAL INC SR NT 26
RILYL	B. RILEY FINANCIAL INC 7.375 DP CUM B

RILYM	B. RILEY FINANCIAL INC 6.375% RILYM 25
RILYN	B. RILEY FINANCIAL INC NT 26
RILYO	B. RILEY FINANCIAL INC FXD NT
RILYP	B. RILEY FINANCIAL INC 6.875 DP SH PF A
RILYT	B. RILEY FINANCIAL INC 6 SR NT 2028
RILYZ	B. RILEY FINANCIAL INC CAL NT 28
RINF	PROSHARES TR INFLATN EXPECTNS
RING	ISHARES INC MSCI GBL GOLD MN
RIO	RIO TINTO PLC SPONSORED ADR
RIOT	RIOT PLATFORMS INC COM
RISN	NORTHERN LTS FD TR IV INSPIRE TACTICAL
RISR	TIDAL ETF TR FOLIOBEYOND RISI
RITA	ETF SER SOLUTIONS ETFB GREEN SRI R
RITM	RITHM CAPITAL CORP COM NEW
RITM-A	RITHM CAPITAL CORP 7.50% PFD SER A
RITM-B	RITHM CAPITAL CORP 7.125 SR B PFD
RITM-C	RITHM CAPITAL CORP 6.375 PFD SER C
RITM-D	RITHM CAPITAL CORP 7% RT REST PFD D
RIV	RIVERNORTH OPPORTUNITIES FD IN COM
RIV-A	RIVERNORTH OPPORTUNITIES FD IN 6% PFD SER A
RIVN	RIVIAN AUTOMOTIVE INC COM CL A
RJAC	JACKSON ACQUISITION CO COM CL A
RJAC=	JACKSON ACQUISITION CO UNIT
RJF	RAYMOND JAMES FINL INC COM
RJF-B	RAYMOND JAMES FINL INC 6.375 DEP PFD B
RKDA	ARCADIA BIOSCIENCES INC COM
RKLB	ROCKET LAB USA INC COM
RKT	ROCKET COS INC COM CL A
RL	RALPH LAUREN CORP CL A
RLAY	RELAY THERAPEUTICS INC COM
RLGT	RADIANT LOGISTICS INC COM
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJ-A	RLJ LODGING TR CUM CONV PFD A

RLMD	RELMADA THERAPEUTICS INC COM
RLTY	COHEN & STEERS REAL ESTATE OPP SHS BENFIN INT
RLX	RLX TECHNOLOGY INC SPONSORED ADS
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RLYB	RALLYBIO CORP COM
RM	REGIONAL MGMT CORP COM
RMAX	RE MAX HLDGS INC CL A
RMBI	RICHMOND MUT BANCORPORATION COM
RMBL	RUMBLEON INC COM CL B
RMBS	RAMBUS INC DEL COM
RMCF	ROCKY MTN CHOCOLATE FACTORY IN COM
RMD	RESMED INC COM
RMED	RA MED SYS INC COM
RMGC	RMG ACQUISITION CORP III CL A SHS
RMGCU	RMG ACQUISITION CORP III UNIT EX 020826
RMGCW	RMG ACQUISITION CORP III WT EXP 020826
RMI	RIVERNORTH OPPORTUNISTIC MUN COM
RMM	RIVERNORTH MANAGED DUR MUN INM COM
RMMZ	RIVERNORTH MANAGED DUR MUN II COM
RMNI	RIMINI STR INC DEL COM
RMPL-	RIVERNORTH CAP AND INCM FD INC 5.875% PFD A
RMR	RMR GROUP INC CL A
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM NEW
RNA	AVIDITY BIOSCIENCES INC COM
RNAZ	TRANSCODE THERAPEUTICS INC COM NEW
RNDM	FIRST TR EXCHANGE-TRADED FD VI DEVELOPED INTL
RNDV	FIRST TR EXCHANGE-TRADED FD VI US EQTY DIVI
RNEM	FIRST TR EXCHANGE-TRADED FD VI EMERGING MKTS
RNEW	VANECK ETF TRUST GREEN INFRASTRUC
RNG	RINGCENTRAL INC CL A
RNGR	RANGER ENERGY SVCS INC COM CL A
RNLC	FIRST TR EXCHANGE-TRADED FD VI LARGE CP US EQ
RNLX	RENALYTIX PLC ADS

RNMC	FIRST TR EXCHANGE-TRADED FD VI MID CAP US EQT
RNP	COHEN & STEERS REIT & PFD & IN COM
RNR	RENAISSANCERE HLDGS LTD COM
RNR-F	RENAISSANCERE HLDGS LTD 5.750% PFD F
RNR-G	RENAISSANCERE HLDGS LTD 4.20% DEP PFD G
RNRG	GLOBAL X FDS RENEWABLE ENERGY
RNSC	FIRST TR EXCHANGE-TRADED FD VI SMAL CP US EQT
RNST	RENASANT CORP COM
RNW	RENEW ENERGY GLOBAL PLC CL A SHS
RNWWW	RENEW ENERGY GLOBAL PLC WT EXP 082126
RNWZ	LISTED FD TR TRUESHARES EAGLE
RNXT	RENOVORX INC COM NEW
ROAD	CONSTRUCTION PARTNERS INC COM CL A
ROAM	LATTICE STRATEGIES TR HARTFRD EMRG ETF
ROBO	EXCHANGE TRADED CONCEPTS TR ROBO GLB ETF
ROBT	FIRST TR EXCHANGE-TRADED FD VI NASDQ ARTFCIAL
ROC	ROC ENERGY ACQUISITION CORP COMMON STOCK
ROCAR	ROC ENERGY ACQUISITION CORP RT
ROCAU	ROC ENERGY ACQUISITION CORP UNIT EX 113028
ROCC	RANGER OIL CORPORATION CLASS A COM
ROCK	GIBRALTAR INDS INC COM
ROCL	ROTH CH ACQUISITION V CO COM
ROCLU	ROTH CH ACQUISITION V CO UNIT EX 121026
ROCLW	ROTH CH ACQUISITION V CO WT EXP 121026
RODM	LATTICE STRATEGIES TR HARTFORD MLT ETF
ROG	ROGERS CORP COM
ROIC	RETAIL OPPORTUNITY INVTS CORP COM
ROIV	ROIVANT SCIENCES LTD SHS
ROIVW	ROIVANT SCIENCES LTD WT EXP 093026
ROK	ROCKWELL AUTOMATION INC COM
ROKT	SPDR SER TR S&P KENSHO FINAL
ROKU	ROKU INC COM CL A
ROL	ROLLINS INC COM
ROM	PROSHARES TR PSHS ULTRA TECH

RONI	RICE ACQUISITION CORP II SHS CL A
RONI+	RICE ACQUISITION CORP II WT EXP 061626
RONI=	RICE ACQUISITION CORP II UNIT
ROOF	INDEXIQ ETF TR IQ CBRE NEXGEN
ROOT	ROOT INC CL A NEW
ROP	ROPER TECHNOLOGIES INC COM
RORO	TIDAL ETF TR ATAC US ROTATION
ROSC	LATTICE STRATEGIES TR HARTFORD MLT SML
ROSE	ROSE HILL ACQUISITION CORP CLASS A ORD
ROSEU	ROSE HILL ACQUISITION CORP UNIT EX 100726
ROSEW	ROSE HILL ACQUISITION CORP WT EXP 100726
ROSS	ROSS ACQUISITION CORP II SHS CL A
ROSS+	ROSS ACQUISITION CORP II WT EXP 020126
ROSS=	ROSS ACQUISITION CORP II UNIT
ROST	ROSS STORES INC COM
ROUS	LATTICE STRATEGIES TR HARTFORD US EQTY
ROVR	ROVER GROUP INC COM CL A
RPAR	TIDAL ETF TR RPAR RISK PARI
RPAY	REPAY HLDGS CORP COM CL A
RPD	RAPID7 INC COM
RPG	INVESCO EXCHANGE TRADED FD TR S&P500 PUR GWT
RPHM	RENEO PHARMACEUTICALS INC COM
RPID	RAPID MICRO BIOSYSTEMS INC CLASS A COM
RPM	RPM INTL INC COM
RPRX	ROYALTY PHARMA PLC SHS CLASS A
RPT	RPT REALTY SH BEN INT
RPT-D	RPT REALTY 7.25 PFD D CONV
RPTX	REPARE THERAPEUTICS INC COM
RPV	INVESCO EXCHANGE TRADED FD TR S&P500 PUR VAL
RQI	COHEN & STEERS QUALITY INCOME COM
RRAC	RIGEL RESOURCE ACQ CORP CL A ORD SHS
RRAC+	RIGEL RESOURCE ACQ CORP WT EXP
RRAC=	RIGEL RESOURCE ACQ CORP UNIT
RRBI	RED RIVER BANCSHARES INC COM

RRC	RANGE RES CORP COM
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRH	ADVISORS INNER CIRCLE FD III ADVOCATE RISING
RRR	RED ROCK RESORTS INC CL A
RRX	REGAL REXNORD CORPORATION COM
RS	RELIANCE STEEL & ALUMINUM CO COM
RSF	RIVERNORTH CAP AND INCM FD INC COM
RSG	REPUBLIC SVCS INC COM
RSHO	TEMA ETF TRUST AMERICAN RESH
RSI	RUSH STREET INTERACTIVE INC COM
RSKD	RISKIFIED LTD SHS CL A
RSLS	RESHAPE LIFESCIENCES INC COM
RSP	INVESCO EXCHANGE TRADED FD TR S&P500 EQL WGT
RSPC	INVESCO EXCHANGE TRADED FD TR S&P 500A EQL
RSPD	INVESCO EXCHANGE TRADED FD TR S&P500 EQL DIS
RSPE	INVESCO EXCH TRADED FD TR II ESG S&P 500 EQL
RSPF	INVESCO EXCHANGE TRADED FD TR S&P500 EQL FIN
RSPG	INVESCO EXCHANGE TRADED FD TR S&P500 EQL ENR
RSPH	INVESCO EXCHANGE TRADED FD TR S&P500 EQL HLT
RSPM	INVESCO EXCHANGE TRADED FD TR S&P500 EQL MAT
RSPN	INVESCO EXCHANGE TRADED FD TR S&P500 EQL IND
RSPR	INVESCO EXCHANGE TRADED FD TR S&P500 EQL REL
RSPS	INVESCO EXCHANGE TRADED FD TR S&P500 EQL STP
RSPT	INVESCO EXCHANGE TRADED FD TR S&P500 EQL TEC
RSPU	INVESCO EXCHANGE TRADED FD TR S&P500 EQL UTL
RSPY	COLLABORATIVE INVESTMNT SER TR REVERE SECTOR
RSSS	RESEARCH SOLUTIONS INC COM
RSVR	RESERVOIR MEDIA INC COM
RSVRW	RESERVOIR MEDIA INC WT EXP 082626
RTC	BAIJIAYUN GROUP LTD SHS CL A
RTH	VANECK ETF TRUST RETAIL ETF
RTL	THE NECESSITY RETAIL REIT INC COM CLASS A
RTLPO	THE NECESSITY RETAIL REIT INC 7.375% CUM PFD C
RTLPP	THE NECESSITY RETAIL REIT INC 7.50% PFD A

RTO	RENTOKIL INITIAL PLC SPONSORED ADR
RTX	RAYTHEON TECHNOLOGIES CORP COM
RUFF	ETF OPPORTUNITIES TRUST ALPHA DOG ETF
RUM	RUMBLE INC COM CL A
RUMBW	RUMBLE INC WT EXP 091627
RUN	SUNRUN INC COM
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RUTH	RUTHS HOSPITALITY GROUP INC COM
RVLP	RVL PHARMACEUTICALS PLC SHS
RVLV	REVOLVE GROUP INC CL A
RVMD	REVOLUTION MEDICINES INC COM
RVNC	REVANCE THERAPEUTICS INC COM
RVNU	DBX ETF TR XTRACK MUN INFRA
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVPH	REVIVA PHARMACEUTCLS HLDGS INC COM
RVPHW	REVIVA PHARMACEUTCLS HLDGS INC WT EXP 122525
RVSB	RIVERVIEW BANCORP INC COM
RVSN	RAIL VISION LTD ORDINARY SHS
RVSNW	RAIL VISION LTD WT EXP 032727
RVT	ROYCE VALUE TR INC COM
RVTY	REVVITY INC COM
RVYL	RYVYL INC COM NEW
RWAY	RUNWAY GROWTH FINANCE CORP COM
RWAYL	RUNWAY GROWTH FINANCE CORP NT CAL 27
RWAYZ	RUNWAY GROWTH FINANCE CORP NT CAL 27
RWJ	INVESCO EXCH TRADED FD TR II S&P SMALLCAP 600
RWK	INVESCO EXCH TRADED FD TR II S&P MDCP 400 REV
RWL	INVESCO EXCH TRADED FD TR II S&P 500 REVENUE
RWLK	REWALK ROBOTICS LTD SHS
RWM	PROSHARES TR SHRT RUSSELL2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF
RWOD	REDWOODS ACQUISITION CORP COM
RWODR	REDWOODS ACQUISITION CORP RT

RWODU	REDWOODS ACQUISITION CORP UNIT EX 031527
RWODW	REDWOODS ACQUISITION CORP WT EXP 031527
RWR	SPDR SER TR DJ REIT ETF
RWT	REDWOOD TRUST INC COM
RWT-A	REDWOOD TRUST INC 10% FXD RT PFD A
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RXD	PROSHARES TR ULTSHT HLTHCRE
RXDX	PROMETHEUS BIOSCIENCES INC COM
RXI	ISHARES TR GLB CNS DISC ETF
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXO	RXO INC COMMON STOCK
RXRX	RECURSION PHARMACEUTICALS INC CL A
RXST	RXSIGHT INC COM
RXT	RACKSPACE TECHNOLOGY INC COM
RY	ROYAL BK CDA COM
RY-T	ROYAL BK OF CDA BD CDS DEP 1/40 6.75% C
RYAAY	RYANAIR HOLDINGS PLC SPONSORED ADS
RYAM	RAYONIER ADVANCED MATLS INC COM
RYAN	RYAN SPECIALTY HOLDINGS INC CL A
RYI	RYERSON HLDG CORP COM
RYJ	INVESCO EXCHANGE TRADED FD TR RYMND JMS SB 1
RYLD	GLOBAL X FDS RUSSELL 2000
RYLG	GLOBAL X FDS RUSSELL 2000 COV
RYN	RAYONIER INC COM
RYTM	RHYTHM PHARMACEUTICALS INC COM
RZB	REINSURANCE GRP OF AMERICA INC SB DB FX/FL56
RZC	REINSURANCE GRP OF AMERICA INC NT CAL 52
RZG	INVESCO EXCHANGE TRADED FD TR S&P SML600 GWT
RZLT	REZOLUTE INC COM NEW
RZV	INVESCO EXCHANGE TRADED FD TR S&P SML600 VAL
S	SENTINELONE INC CL A
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SABR	SABRE CORP COM

SABRP	SABRE CORP 6.50% CONV PFD A
SABS	SAB BIOTHERAPEUTICS INC COM
SABSW	SAB BIOTHERAPEUTICS INC WT EXP 102226
SACC	SACHEM CAP CORP NT 24
SACH	SACHEM CAP CORP COM
SACH-A	SACHEM CAP CORP 7.75% RED PFD A
SAEF	SCHWAB STRATEGIC TR ARIEL ESG ETF
SAFE	SAFEHOLD INC COM
SAFT	SAFETY INS GROUP INC COM
SAGA	SAGALIAM ACQUISITION CORP COM CL A
SAGAR	SAGALIAM ACQUISITION CORP RT
SAGAU	SAGALIAM ACQUISITION CORP UNIT EX 053128
SAGE	SAGE THERAPEUTICS INC COM
SAGP	ADVISORS INNER CIRCLE FD III STRATEGAS GBL PO
SAH	SONIC AUTOMOTIVE INC CL A
SAI	SAI TECH GLOBAL CORP CLASS A ORD SHS
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATIONS INTL CORP COM
SAITW	SAI TECH GLOBAL CORP WT EXP 042927
SAJ	SARATOGA INVT CORP CALL NT 27
SAL	SALISBURY BANCORP INC COM
SALM	SALEM MEDIA GROUP INC CL A
SAM	BOSTON BEER INC CL A
SAMA	SCHULTZE SPL PURP ACQ CORP II CLASS A COM
SAMAU	SCHULTZE SPL PURP ACQ CORP II UNIT EXP 032528
SAMAW	SCHULTZE SPL PURP ACQ CORP II WT EXP 041328
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAMT	ADVISORS INNER CIRCLE FD III STRATEGAS MACRO
SAN	BANCO SANTANDER S.A. ADR
SANA	SANA BIOTECHNOLOGY INC COM
SAND	SANDSTORM GOLD LTD COM NEW
SANG	SANGOMA TECHNOLOGIES CORP COM NEW
SANM	SANMINA CORPORATION COM
SANW	S&W SEED CO COM

SAP	SAP SE SPON ADR
SAR	SARATOGA INVT CORP COM NEW
SARK	INVESTMENT MANAGERS SER TR II AXS SHORT INNOV
SASI	SIGMA ADDITIVE SOLUTIONS INC COM
SASR	SANDY SPRING BANCORP INC COM
SAT	SARATOGA INVT CORP CAL NT 27
SATL	SATELLOGIC INC CLASS A ORD SHS
SATLW	SATELLOGIC INC WT EXP 012527
SATS	ECHOSTAR CORP CL A
SATX	SATIXFY COMMUNICATIONS LTD ORD SHS
SATX+A	SATIXFY COMMUNICATIONS LTD WT EXP
SAVA	CASSAVA SCIENCES INC COM
SAVE	SPIRIT AIRLS INC COM
SAVN	NORTHERN LTS FD TR II LIFEGOAL CONSERV
SAY	SARATOGA INVT CORP CAL 8.125% 27
SAZ	SARATOGA INVT CORP CAL NT 28
SB	SAFE BULKERS INC COM
SB-C	SAFE BULKERS INC RED PERP PFD C%
SB-D	SAFE BULKERS INC PERP PFD SER D
SBAC	SBA COMMUNICATIONS CORP NEW CL A
SBB	PROSHARES TR SHRT SMALLCAP60
SBBA	SCORPIO TANKERS INC 7.0% SR NT 25
SBCF	SEACOAST BKG CORP FLA COM NEW
SBET	SHARPLINK GAMING LTD SHS NEW
SBEV	SPLASH BEVERAGE GROUP INC COM NEW
SBEV+	SPLASH BEVERAGE GROUP INC WT EXP 061526
SBFG	SB FINL GROUP INC COM
SBFM	SUNSHINE BIOPHARMA INC COM NEW
SBFMW	SUNSHINE BIOPHARMA INC WT EXP 021527
SBGI	SINCLAIR INC CL A
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTER MUNI FD IN COM
SBIG	SPRINGBIG HOLDINGS INC COMMON STOCK
SBIGW	SPRINGBIG HOLDINGS INC WT EXP 061427

SBIO	ALPS ETF TR MED BREAKTHGH
SBLK	STAR BULK CARRIERS CORP. SHS PAR
SBND	COLUMBIA ETF TR I SHORT DURATION
SBOW	SILVERBOW RES INC COM
SBR	SABINE RTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSI	SOUTHSIDE BANCSHARES INC COM
SBSW	SIBANYE STILLWATER LTD SPONSORED ADR
SBT	STERLING BANCORP INC COM
SBUX	STARBUCKS CORP COM
SBXC	SILVERBOX CORP III COM CL A
SBXC+	SILVERBOX CORP III WT EXP 022828
SBXC=	SILVERBOX CORP III UNIT EX 022828
SCAQ	STRATIM CLOUD ACQUISITION CORP CLASS A COM
SCAQU	STRATIM CLOUD ACQUISITION CORP UNIT EX 030526
SCAQW	STRATIM CLOUD ACQUISITION CORP WT EXP 030526
SCC	PROSHARES TR ULTRASHORT CONSU
SCCB	SACHEM CAP CORP 7.125 NT 24
SCCC	SACHEM CAP CORP 7.75 NT 25
SCCD	SACHEM CAP CORP CAL NT 26
SCCE	SACHEM CAP CORP CAL NT 27
SCCF	SACHEM CAP CORP CAL NT 27
SCCG	SACHEM CAP CORP CAL NT 27
SCCO	SOUTHERN COPPER CORP COM
SCD	LMP CAP & INCOME FD INC COM
SCDL	UBS AG LONDON BRANCH NT LKD 51
SCE-G	SCE TR II TR PFD SECS 5.1%
SCE-H	SCE TR III FXD/FLT RT PFD
SCE-J	SCE TRUST IV PFD SER J
SCE-K	SCE TR V PFD SEC
SCE-L	SCE TRUST VI 5% TR PREF SECS
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF

SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHI	SCHWAB STRATEGIC TR 5 10YR CORP BD
SCHJ	SCHWAB STRATEGIC TR 1 5YR CORP BD
SCHK	SCHWAB STRATEGIC TR 1000 INDEX ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHN	SCHNITZER STEEL INDS INC CL A
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHQ	SCHWAB STRATEGIC TR LONG TERM US
SCHR	SCHWAB STRATEGIC TR INT-TRM U.S TRES
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP COM
SCHW-D	SCHWAB CHARLES CORP DEP SHS 1/40 PFD
SCHW-J	SCHWAB CHARLES CORP 4.450% DEP PFD J
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHY	SCHWAB STRATEGIC TR INTERNL DIVID
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCJ	ISHARES INC MSCI JAPN SMCETF
SCKT	SOCKET MOBILE INC COM NEW
SCL	STEPAN CO COM
SCLX	SCILEX HOLDING CO COM
SCLXW	SCILEX HOLDING CO WT EXP 111027
SCM	STELLUS CAP INVT CORP COM
SCMB	SCHWAB STRATEGIC TR MUN BD ETF
SCO	PROSHARES TR II ULSHT BLOOMB OIL
SCOR	COMSCORE INC COM
SCPH	SCPHARMACEUTICALS INC COM

SCPL	SCIPLAY CORPORATION CL A
SCRD	JANUS DETROIT STR TR SUSTAINABLE CORP
SCRM	SCREAMING EAGLE ACQUISITN CORP CLASS A ORD SHS
SCRMU	SCREAMING EAGLE ACQUISITN CORP UNIT EX 010527
SCRMW	SCREAMING EAGLE ACQUISITN CORP WT EXP 010527
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCTL	SOCIETAL CDMO INC COM
SCTXX	SCHWAB CHARLES FAMILY FD AMT TAX FREE MNY
SCU	SCULPTOR CAP MGMT COM CL A
SCUA	SCULPTOR ACQUISITION CORP I CL A COM
SCUA+	SCULPTOR ACQUISITION CORP I WT EXP
SCUA=	SCULPTOR ACQUISITION CORP I UNIT
SCVL	SHOE CARNIVAL INC COM
SCWO	374WATER INC COM
SCWX	SECUREWORKS CORP CL A
SCX	STARRETT L S CO CL A
SCYX	SCYNEXIS INC COM NEW
SCZ	ISHARES TR EAFE SML CP ETF
SD	SANDRIDGE ENERGY INC COM NEW
SDA	SUNCAR TECHNOLOGY GROUP INC CL A
SDAC	SUSTAINABLE DEVELP ACQU I CORP COM CL A
SDACU	SUSTAINABLE DEVELP ACQU I CORP UNIT EX 020426
SDACW	SUSTAINABLE DEVELP ACQU I CORP WT EXP 020428
SDAWW	SUNCAR TECHNOLOGY GROUP INC WT EXP 051728
SDC	SMILEDIRECTCLUB INC CL A COM
SDCI	USCF ETF TR SUMMERHAVEN K1
SDD	PROSHARES TR ULTSHT SMLCP600
SDEM	GLOBAL X FDS MSCI SUPR EM ETF
SDG	ISHARES TR MSCI GBL SUS DEV
SDGR	SCHRODINGER INC COM
SDHY	PGIM SHORT DUR HIG YLD OPP FD COM
SDIG	STRONGHOLD DIGITAL MINING INC CLASS A COM
SDIV	GLOBAL X FDS SUPERDIVIDEND

SDOG	ALPS ETF TR SECTR DIV DOGS
SDOW	PROSHARES TR ULTRASHRT DOW 30
SDP	PROSHARES TR ULSHRT UTILS NEW
SDPI	SUPERIOR DRILLING PRODS INC COM
SDRL	SEADRILL 2021 LTD COM
SDS	PROSHARES TR ULTRASHRT S&P500
SDSI	AMERICAN CENTY ETF TR SHORT DURTN STRG
SDVY	FIRST TR EXCHANGE-TRADED FD VI SMID RISNG ETF
SDY	SPDR SER TR S&P DIVID ETF
SE	SEA LTD SPONSORD ADS
SEA	ETF SER SOLUTIONS U S GLOBAL SEA T
SEAC	SEACHANGE INTL INC COM NEW
SEAL-A	SEAPEAK LLC 9% PFD UT SER A
SEAL-B	SEAPEAK LLC 8.50% PFD UNIT B
SEAS	SEAWORLD ENTMT INC COM
SEAT	VIVID SEATS INC COM CL A
SEATW	VIVID SEATS INC WT EXP 101826
SEB	SEABOARD CORP DEL COM
SECD	TIDAL ETF TR II SENIOR SECRD CRD
SECO	SECOO HLDG LTD SPONSRD ADS NEW
SEDA	SDCL EDGE ACQUISITION CORP CL A ORD SHS
SEDA+	SDCL EDGE ACQUISITION CORP WT EXP
SEDA=	SDCL EDGE ACQUISITION CORP UNIT
SEDG	SOLAREDGE TECHNOLOGIES INC COM
SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS NEW
SEEL	SEELOS THERAPEUTICS INC COM
SEER	SEER INC COM CL A
SEF	PROSHARES TR PSHS SHTFINL ETF
SEIC	SEI INVTS CO COM
SEIX	VIRTUS ETF TR II SEIX SR LN ETF
SELB	SELECTA BIOSCIENCES INC COM
SELF	GLOBAL SELF STORAGE INC COM
SEM	SELECT MED HLDGS CORP COM

SEMI	COLUMBIA ETF TR I SELIGMAN SEMICON
SEMR	SEMRUSH HLDGS INC CL A COM
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SENS	SENSEONICS HLDGS INC COM
SENT	ADVISORSHARES TR ALPHA DNA EQUITY
SEPA	SEP ACQUISITION CORP CLASS A COM
SEPAU	SEP ACQUISITION CORP UNIT EX 072726
SEPAW	SEP ACQUISITION CORP WT EXP 072726
SERA	SERA PROGNOSTICS INC CLASS A COM
SES	SES AI CORPORATION CL A COM
SES+	SES AI CORPORATION WT EXP 121026
SESG	SPROTT ESG GOLD ETF UNITS BEN INT
SETM	SPROTT FDS TR ENERGY TRANSITIN
SEV	SONO GROUP N V COM
SEVN	SEVEN HILLS REALTY TRUST COM
SF	STIFEL FINL CORP COM
SF-B	STIFEL FINL CORP 6.25 DPSHS PFD B
SF-C	STIFEL FINL CORP DEP RP SHS PFD C
SF-D	STIFEL FINL CORP 4.50% DEP PFD D
SFB	STIFEL FINL CORP 5.20% SR NT 47
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SFE	SAFEGUARD SCIENTIFICS INC COM NEW
SFIX	STITCH FIX INC COM CL A
SFL	SFL CORPORATION LTD SHS
SFLR	INNOVATOR ETFS TR QUITY MANAGD FLR
SFM	SPROUTS FMRS MKT INC COM
SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFR	APPRECIATE HOLDINGS INC CLASS A COM
SFRWW	APPRECIATE HOLDINGS INC WT EXP 112927
SFST	SOUTHERN FIRST BANCSHARES COM
SFT	SHIFT TECHNOLOGIES INC CL A NEW
SFWL	SHENGFENG DEV LTD CL A ORD SHS

SFY	TIDAL ETF TR SOFI SELCT 500
SFYF	TIDAL ETF TR SOFI SOCIAL 50
SFYX	TIDAL ETF TR SOFI NEXT 500
SG	SWEETGREEN INC COM CL A
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGBX	SAFE & GREEN HOLDINGS CORP COM NEW
SGC	SUPERIOR GROUP OF CO INC COM
SGDJ	SPROTT ETF TRUST JR GOLD MINERS E
SGDM	SPROTT ETF TRUST GOLD MINERS ETF
SGE	STRONG GLOBAL ENTMT INC CL A COM VOTING
SGEN	SEAGEN INC COM
SGG	BARCLAYS BANK PLC ETN LKD 48
SGH	SMART GLOBAL HLDGS INC SHS
SGHC	SUPER GROUP SGHC LIMITED ORD SHS
SGHT	SIGHT SCIENCES INC COM
SGII	SEAPORT GLOBAL ACQUISITION II CLASS A COM
SGIIU	SEAPORT GLOBAL ACQUISITION II UNIT EX 111726
SGIIW	SEAPORT GLOBAL ACQUISITION II WT EXP 111726
SGLC	RBB FD INC SGI US LARGE CAP
SGLY	SINGULARITY FUTURE TECH LTD COM NEW
SGMA	SIGMATRON INTL INC COM
SGML	SIGMA LITHIUM CORPORATION COM
SGMO	SANGAMO THERAPEUTICS INC COM
SGOL	ABRDN GOLD ETF TRUST PHYSCL GOLD SHS
SGOV	ISHARES TR 0-3 MNTH TREASRY
SGRP	SPAR GROUP INC COM
SGRY	SURGERY PARTNERS INC COM
SGTX	SIGILON THERAPEUTICS INC COM NEW
SGU	STAR GROUP L P UNIT LTD PARTNR
SH	PROSHARES TR SHORT S&P 500 NE
SHAK	SHAKE SHACK INC CL A
SHAP	SPREE ACQUISITION CORP 1 LTD CL A ORD SHS
SHAP+	SPREE ACQUISITION CORP 1 LTD WT EXP 122228
SHAP=	SPREE ACQUISITION CORP 1 LTD UNIT

SHBI	SHORE BANCSHARES INC COM
SHC	SOTERA HEALTH CO COM
SHCO	SOHO HOUSE & CO INC COM CL A
SHCR	SHARECARE INC COM CL A
SHCRW	SHARECARE INC WT EXP 070126
SHE	SPDR SER TR SPDR MSCI USA GE
SHEL	SHELL PLC SPON ADS
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHFS	SHF HOLDINGS INC CLASS A COM
SHFSW	SHF HOLDINGS INC WT EXP 092827
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHIP	SEANERGY MARITIME HLDGS CORP SHS
SHLS	SHOALS TECHNOLOGIES GROUP INC CL A
SHLT	SHL TELEMEDICINE LTD SPONSORED ADS
SHM	SPDR SER TR NUVEEN BLMBRG SH
SHNY	BANK MONTREAL MEDIUM CAL LKD 43
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHO-H	SUNSTONE HOTEL INVS INC NEW 6.125 CUM PFD H
SHO-I	SUNSTONE HOTEL INVS INC NEW 5.70% CUM PFD I
SHOC	EA SERIES TRUST STRIVE US SEMICO
SHOO	MADDEN STEVEN LTD COM
SHOP	SHOPIFY INC CL A
SHPH	SHUTTLE PHARMACTCLS HLDGS INC COM
SHPP	PACER FDS TR INDLS & LOGISTIC
SHPW	SHAPEWAYS HOLDINGS INC COMMON STOCK
SHPW+	SHAPEWAYS HOLDINGS INC WT EXP 092926
SHUA	SHUAA PARTNERS ACQUISTN CORP I CLASS A ORD SHS
SHUAU	SHUAA PARTNERS ACQUISTN CORP I UNIT EX 022427
SHUAW	SHUAA PARTNERS ACQUISTN CORP I WT EXP 022427
SHUS	SYNTAX ETF TR STRATIFIED US TT
SHV	ISHARES TR SHORT TREAS BD
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR 1 3 YR TREAS BD
SHYF	SHYFT GROUP INC COM

SHYG	ISHARES TR 0-5YR HI YL CP
SHYL	DBX ETF TR XTRACKERS SHRT
SIBN	SI-BONE INC COM
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIDU	SIDUS SPACE INC CLASS A COM
SIEB	SIEBERT FINL CORP COM
SIEN	SIENTRA INC COM
SIF	SIFCO INDS INC COM
SIFI	HARBOR ETF TRUST SCIENTIFIC INCOM
SIFY	SIFY TECHNOLOGIES LTD SPONSORED ADS
SIG	SIGNET JEWELERS LIMITED SHS
SIGA	SIGA TECHNOLOGIES INC COM
SIGI	SELECTIVE INS GROUP INC COM
SIGIP	SELECTIVE INS GROUP INC 4.60 DP SH PFD B
SIHY	HARBOR ETF TRUST SCIENTIFIC HIGH
SII	SPROTT INC COM NEW
SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS GLOBAL X SILVER
SILC	SILICOM LTD ORD
SILJ	ETF MANAGERS TR PRIME JUNIR SLVR
SILK	SILK RD MED INC COM
SILO	SILO PHARMA INC COM NEW
SILV	SILVERCREST METALS INC COM
SILX	ETF MANAGERS TR PRIME 2X DLY JUR
SIM	GRUPO SIMEC SAB DE C V ADR
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SIMS	SPDR SER TR S&P KENSHO INTLG
SINT	SINTX TECHNOLOGIES INC COM
SIO	TOUCHSTONE ETF TRUST STRATG INCM OPPR
SIRI	SIRIUS XM HOLDINGS INC COM
SISI	SHINECO INC COM
SITC	SITE CTRS CORP COM
SITC-A	SITE CTRS CORP DEP SH CUM PFD A
SITE	SITEONE LANDSCAPE SUPPLY INC COM

SITM	SITIME CORP COM
SIVR	ABRDN SILVER ETF TRUST PHYSCL SILVR SHS
SIX	SIX FLAGS ENTMT CORP NEW COM
SIXA	EXCHANGE TRADED CONCEPTS TR ETC 6 MEGA CAP
SIXH	EXCHANGE TRADED CONCEPTS TR ETC 6 HEDGED EQU
SIXJ	AIM ETF PRODUCTS TRUST U S LRGCP 6M JAN
SIXL	EXCHANGE TRADED CONCEPTS TR ETC 6 LOW BETA
SIXO	AIM ETF PRODUCTS TRUST U S LRGCP 6M APR
SIXS	EXCHANGE TRADED CONCEPTS TR ETC 6 SMALL CAP
SIZE	ISHARES TR MSCI USA SZE FT
SJ	SCIENJOY HOLDING CORP CLASS A ORD
SJB	PROSHARES TR SHRT HGH YIELD
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SER TR BLOOMBERG SHT TE
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SJW	SJW GROUP COM
SKE	SKEENA RES LTD NEW COM
SKF	PROSHARES TR ULTSHT FINLS NEW
SKGR	SK GROWTH OPPORTUNITIES CORP CLASS A COM
SKGRU	SK GROWTH OPPORTUNITIES CORP UNIT EX 062829
SKGRW	SK GROWTH OPPORTUNITIES CORP WT EXP 062829
SKIL	SKILLSOFT CORP CL A
SKIL+	SKILLSOFT CORP WT EXP 061126
SKIN	THE BEAUTY HEALTH COMPANY COM CL A
SKLZ	SKILLZ INC COM
SKM	SK TELECOM LTD SPONSORED ADR
SKOR	FLEXSHARES TR CR SCD US BD
SKT	TANGER FACTORY OUTLET CTRS INC COM
SKWD	SKYWARD SPECIALTY INS GROUP IN COM
SKX	SKECHERS U S A INC CL A
SKY	SKYLINE CHAMPION CORPORATION COM
SKYH	SKY HARBOUR GROUP CORPORATION COM CL A
SKYH+	SKY HARBOUR GROUP CORPORATION WT EXP 102125
SKYT	SKYWATER TECHNOLOGY INC COM

SKYU	PROSHARES TR ULTR NASDAQCMPTG
SKYW	SKYWEST INC COM
SKYX	SKYX PLATFORMS CORP COM
SKYY	FIRST TR EXCHANGE TRADED FD II CLOUD COMPUTING
SLAB	SILICON LABORATORIES INC COM
SLAC	SOCIAL LEVERAGE ACQUISN CORP I CL A COM
SLACU	SOCIAL LEVERAGE ACQUISN CORP I UNIT EX 120227
SLACW	SOCIAL LEVERAGE ACQUISN CORP I WT EXP 021728
SLAM	SLAM CORP CL A SHS
SLAMU	SLAM CORP UNIT
SLAMW	SLAM CORP WT EXP 022326
SLB	SCHLUMBERGER LTD COM STK
SLCA	U S SILICA HLDGS INC COM
SLDB	SOLID BIOSCIENCES INC COM NEW
SLDP	SOLID POWER INC CLASS A COM
SLDPW	SOLID POWER INC WT EXP 120826
SLF	SUN LIFE FINANCIAL INC. COM
SLG	SL GREEN RLTY CORP COM
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGC	SOMALOGIC INC CLASS A COM
SLGCW	SOMALOGIC INC WT EXP 083126
SLGG	SUPER LEAGUE GAMING INC COM
SLGL	SOL GEL TECHNOLOGIES SHS
SLGN	SILGAN HLDGS INC COM
SLI	STANDARD LITHIUM LTD COM
SLM	SLM CORP COM
SLMBP	SLM CORP PFD SER B
SLN	SILENCE THERAPEUTICS PLC ADS
SLNA	SELINA HOSPITALITY PLC ORDINARY SHARES
SLNAW	SELINA HOSPITALITY PLC WT EXP 102727
SLND	SOUTHLAND HLDGS INC COM
SLND+	SOUTHLAND HLDGS INC WT EXP 090126
SLNG	STABILIS SOLUTIONS INC COM
SLNH	SOLUNA HOLDINGS INC COM NEW

SLNHP	SOLUNA HOLDINGS INC 9% CUM PFD A
SLNO	SOLENO THERAPEUTICS INC COM
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLQT	SELECTQUOTE INC COM
SLRC	SLR INVESTMENT CORP COM
SLRN	ACELYRIN INC COM
SLRX	SALARIUS PHARMACEUTICALS INC COM NEW
SLS	SELLAS LIFE SCIENCES GROUP INC COM NEW
SLV	ISHARES SILVER TR ISHARES
SLVM	SYLVAMO CORP COMMON STOCK
SLVO	CREDIT SUISSE AG NASSAU BRH X LINK SILVER
SLVR	SILVERSPAC INC CLASS A ORD
SLVRU	SILVERSPAC INC UNIT EX 090926
SLVRW	SILVERSPAC INC WT EXP 090926
SLX	VANECK ETF TRUST STEEL ETF
SLY	SPDR SER TR S&P 600 SML CAP
SLYG	SPDR SER TR S&P 600 SMCP GRW
SLYV	SPDR SER TR S&P 600 SMCP VAL
SM	SM ENERGY CO COM
SMAP	SPORTSMAP TECH ACQUISITIN CORP COM
SMAPU	SPORTSMAP TECH ACQUISITIN CORP UNIT EX 090127
SMAPW	SPORTSMAP TECH ACQUISITIN CORP WT EXP 090127
SMAR	SMARTSHEET INC COM CL A
SMBC	SOUTHERN MO BANCORP INC COM
SMBK	SMARTFINANCIAL INC COM NEW
SMCI	SUPER MICRO COMPUTER INC COM
SMCP	ETF SER SOLUTIONS ALPHAMARK SM
SMDD	PROSHARES TR ULTPRO SHT
SMDY	SYNTAX ETF TR STRATIFIE MDCP
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMFL	SMART FOR LIFE INC COM NEW
SMG	SCOTTS MIRACLE-GRO CO CL A
SMH	VANECK ETF TRUST SEMICONDUCTR ETF

SMHB	UBS AG LONDON BRANCH ETRACS MNTHLY B
SMHI	SEACOR MARINE HLDGS INC COM
SMID	SMITH MIDLAND CORP COM
SMIG	ETF SER SOLUTIONS AAM BAHL & GAYN
SMLE	DBX ETF TR XTRACKERS S&P SM
SMLF	ISHARES TR US SML CAP EQT
SMLP	SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD
SMLR	SEMLER SCIENTIFIC INC COM
SMLV	SPDR SER TR SSGA US SMAL ETF
SMMF	SUMMIT FINL GROUP INC COM
SMMT	SUMMIT THERAPEUTICS INC COM
SMMU	PIMCO ETF TR SHTRM MUN BD ACT
SMN	PROSHARES TR ULTRASHORT MATER
SMOG	VANECK ETF TRUST LOW CARBN ENERGY
SMP	STANDARD MTR PRODS INC COM
SMPL	SIMPLY GOOD FOODS CO COM
SMR	NUSCALE PWR CORP CL A COM
SMR+	NUSCALE PWR CORP WT EXP 050227
SMRT	SMARTRENT INC COM CL A
SMSI	SMITH MICRO SOFTWARE INC COM NEW
SMTC	SEMTECH CORP COM
SMTI	SANARA MEDTECH INC COM
SMWB	SIMILARWEB LTD SHS
SMX	SMX SEC MATTERS PLC CLASS A ORD
SMXWW	SMX SEC MATTERS PLC WT EXP 030728
SNA	SNAP ON INC COM
SNAL	SNAIL INC CLASS A COM
SNAP	SNAP INC CL A
SNAX	STRYVE FOODS INC CLASS A COM
SNAXW	STRYVE FOODS INC WT EXP 073126
SNBR	SLEEP NUMBER CORP COM
SNCE	SCIENCE 37 HOLDINGS INC COM
SNCR	SYNCHRONOSS TECHNOLOGIES INC COM
SNCRL	SYNCHRONOSS TECHNOLOGIES INC 8.375% NT 26

SNCY	SUN CTRY AIRLS HLDGS INC COM
SND	SMART SAND INC COM
SNDA	SONIDA SENIOR LIVING INC COM
SNDL	SNDL INC COM
SNDR	SCHNEIDER NATIONAL INC CL B
SNDX	SYNDAX PHARMACEUTICALS INC COM
SNES	SENESTECH INC COM
SNEX	STONEX GROUP INC COM
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNGX	SOLIGENIX INC COM NEW
SNLN	HIGHLAND FDS I HI LD IBOXX SRLN
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOA	SONOMA PHARMACEUTICALS INC COM NEW
SNOW	SNOWFLAKE INC CL A
SNPE	DBX ETF TR XTRACKERS S&P
SNPO	SNAP ONE HOLDINGS CORP COM
SNPS	SYNOPSYS INC COM
SNPX	SYNAPTOGENIX INC COM NEW
SNRH	SENIOR CONNECT ACQUISITN CORP COM CL A
SNRHU	SENIOR CONNECT ACQUISITN CORP UNIT EXP 120923
SNRHW	SENIOR CONNECT ACQUISITN CORP WT EXP 123127
SNSE	SENSEI BIOTHERAPEUTICS INC COM
SNSR	GLOBAL X FDS INTERNET OF THNG
SNT	SENSTAR TECHNOLOGIES LTD ORD
SNTG	SENTAGE HOLDINGS INC SHS NEW
SNTI	SENTI BIOSCIENCES INC COM
SNV	SYNOVUS FINL CORP COM NEW
SNV-D	SYNOVUS FINL CORP PERP PFD SER D
SNV-E	SYNOVUS FINL CORP 5.875 PFD SER E
SNX	TD SYNNEX CORPORATION COM
SNY	SANOFI SPONSORED ADR
SO	SOUTHERN CO COM
SOBR	SOBR SAFE INC COM NEW
SOCL	GLOBAL X FDS SOCIAL MED ETF

SOFI	SOFI TECHNOLOGIES INC COM
SOFO	SONIC FDRY INC COM NEW
SOGU	INVESTMENT MANAGERS SER TR II AXS SHRT DE SPAC
SOHO	SOTHERLY HOTELS INC COM
SOHOB	SOTHERLY HOTELS INC PFD SER B
SOHON	SOTHERLY HOTELS INC 8.25% CM PFD D
SOHOO	SOTHERLY HOTELS INC 7.875% PFD SER C
SOHU	SOHU COM LTD SPONSORED ADS
SOI	SOLARIS OILFIELD INFRASTRUCTUR COM CL A
SOJC	SOUTHERN CO JR 2017B NT 77
SOJD	SOUTHERN CO NT 4.95% 80
SOJE	SOUTHERN CO 4.20% NT S20C 60
SOL	EMEREN GROUP LTD SPONSORED ADS
SOLO	ELECTRAMECCANICA VEHS CORP COM NEW
SOLOW	ELECTRAMECCANICA VEHS CORP WT EXP 080323
SOLR	GUINNESS ATKINSON FDS SUSTNBL ENRGY II
SON	SONOCO PRODS CO COM
SOND	SONDER HOLDINGS INC CLASS A COM
SONDW	SONDER HOLDINGS INC WT EXP 011827
SONM	SONIM TECHNOLOGIES INC COM NEW
SONN	SONNET BIOTHERAPEUTC HLDNG INC COM NEW
SONO	SONOS INC COM
SONX	SONENDO INC COM
SONY	SONY GROUP CORPORATION SPONSORED ADR
SOPA	SOCIETY PASS INC COM
SOPH	SOPHIA GENETICS SA ORDINARY SHARES
SOR	SOURCE CAP INC COM
SOS	SOS LIMITED SPON ADS
SOTK	SONO TEK CORP COM
SOUN	SOUNDHOUND AI INC CLASS A COM
SOUNW	SOUNDHOUND AI INC WT EXP 042627
SOVO	SOVOS BRANDS INC COM
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXQ	INVESCO EXCH TRADED FD TR II INVESCO PHLX SM

SOXS	DIREXION SHS ETF TR DLY SEMICNDTR BR
SOXX	ISHARES TR ISHARES SEMICDTR
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SP	SP PLUS CORP COM
SPAB	SPDR SER TR PORTFOLIO AGRGTE
SPAQ	LISTED FD TR HORZN KNTCS SPAC
SPAX	TIDAL ETF TR ROBINSON ALTERNT
SPB	SPECTRUM BRANDS HLDGS INC NEW COM
SPBC	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY US EQT
SPBO	SPDR SER TR PORTFOLIO CRPORT
SPC	TRUST FOR PROFESSIONAL MANAGER CROSSINGBRDG PRE
SPCB	SUPERCOM LTD NEW SHS
SPCE	VIRGIN GALACTIC HOLDINGS INC COM
SPCX	COLLABORATIVE INVESTMNT SER TR THE SPAC AND NEW
SPD	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS DWNSD
SPDN	DIREXION SHS ETF TR DLY S&P500 BR 1X
SPDV	ETF SER SOLUTIONS AAM S&P 500
SPDW	SPDR INDEX SHS FDS PORTFOLIO DEVLPD
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPE-C	SPECIAL OPPORTUNITIES FD INC 2.75% CNV PFD C
SPEM	SPDR INDEX SHS FDS PORTFOLIO EMG MK
SPEU	SPDR INDEX SHS FDS PORTFLO EURP ETF
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPFI	SOUTH PLAINS FINANCIAL INC COM
SPG	SIMON PPTY GROUP INC NEW COM
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGI	S&P GLOBAL INC COM
SPGM	SPDR INDEX SHS FDS PORTFLI MSCI GBL
SPGP	INVESCO EXCHANGE TRADED FD TR S&P 500 GARP ETF
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	INVESCO EXCH TRADED FD TR II S&P 500 HB ETF
SPHD	INVESCO EXCH TRADED FD TR II S&P500 HDL VOL
SPHQ	INVESCO EXCHANGE TRADED FD TR S&P500 QUALITY
SPHR	SPHERE ENTERTAINMENT CO CL A

SPHY	SPDR SER TR PORTFLI HIGH YLD
SPI	SPI ENERGY CO LTD SHS NEW
SPIB	SPDR SER TR PORTFOLIO INTRMD
SPIP	SPDR SER TR PORTFLI TIPS ETF
SPIR	SPIRE GLOBAL INC COM CL A
SPKX	CONVEXITYSHARES TRUST 1X SPIKES FUTURE
SPKY	CONVEXITYSHARES TRUST DAILY 1.5X SPIKS
SPLB	SPDR SER TR PORTFOLIO LN COR
SPLG	SPDR SER TR PORTFOLIO S&P500
SPLK	SPLUNK INC COM
SPLP	STEEL PARTNERS HLDGS L P LTD PRTRSHIP U
SPLP-A	STEEL PARTNERS HLDGS L P PFD SER A
SPLV	INVESCO EXCH TRADED FD TR II S&P500 LOW VOL
SPMB	SPDR SER TR PORT MTG BK ETF
SPMD	SPDR SER TR PORTFOLIO S&P400
SPMO	INVESCO EXCH TRADED FD TR II S&P 500 MOMNTM
SPNS	SAPIENS INTL CORP N V SHS
SPNT	SIRIUSPOINT LTD COM
SPNT-B	SIRIUSPOINT LTD 8% RSTBLE PFD B
SPOK	SPOK HLDGS INC COM
SPOT	SPOTIFY TECHNOLOGY S A SHS
SPPI	SPECTRUM PHARMACEUTICALS INC COM
SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRB	SPRUCE BIOSCIENCES INC COM
SPRC	SCISPARC LTD COM
SPRE	TIDAL ETF TR SP FUNDS S&P GBL
SPRO	SPERO THERAPEUTICS INC COM
SPRU	SPRUCE POWER HOLDING CORP COM CL A
SPRX	LISTED FD TR SPEAR ALPHA ETF
SPRY	ARS PHARMACEUTICALS INC COM
SPSB	SPDR SER TR PORTFOLIO SHORT
SPSC	SPS COMM INC COM
SPSK	TIDAL ETF TR SP DWJNS SUKUK

SPSM	SPDR SER TR PORTFOLIO S&P600
SPT	SPROUT SOCIAL INC COM CL A
SPTI	SPDR SER TR PORTFLI INTRMDIT
SPTL	SPDR SER TR PORTFOLIO LN TSR
SPTM	SPDR SER TR PORTFOLI S&P1500
SPTN	SPARTANNASH CO COM
SPTS	SPDR SER TR PORTFOLIO SH TSR
SPUC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS UPSID
SPUS	TIDAL ETF TR SP FDS S&P 500
SPUU	DIREXION SHS ETF TR DLY S&P500 2XS
SPVM	INVESCO EXCHANGE TRADED FD TR S&P 500 VLU MOMN
SPVU	INVESCO EXCH TRADED FD TR II S&P 500 ENHNCD
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWR	SUNPOWER CORP COM
SPXB	PROSHARES TR S&P 500 BD ETF
SPXC	SPX TECHNOLOGIES INC COM
SPXE	PROSHARES TR SP500 EX ENRGY
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXN	PROSHARES TR SP500 EX FINLS
SPXS	DIREXION SHS ETF TR DLY S&P500 BR 3X
SPXT	PROSHARES TR SP500 EX TECH
SPXU	PROSHARES TR ULTRAPRO SHORT S
SPXV	PROSHARES TR SP500 EX HLTH
SPXX	NUVEEN S&P 500 DYNAMIC OVERWRI COM
SPY	SPDR S&P 500 ETF TR TR UNIT
SPYC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS CNVEX
SPYD	SPDR SER TR PRTFLO S&P500 HI
SPYG	SPDR SER TR PRTFLO S&P500 GW
SPYV	SPDR SER TR PRTFLO S&P500 VL
SPYX	SPDR SER TR SPDR S&P 500 ETF
SQ	BLOCK INC CL A
SQEW	TWO RDS SHARED TR LEADERSHARES EQT
SQFT	PRESIDIO PPTY TR INC COM CL A
SQFTP	PRESIDIO PPTY TR INC 9.375 RED PFD D

SQFTW	PRESIDIO PPTY TR INC WT EXP 012427
SQL	SEQLL INC COM
SQLLW	SEQLL INC WT EXP 083126
SQLV	LEGG MASON ETF INVT ROYCE QUANT SML
SQM	SOCIEDAD QUIMICA Y MINERA DE SPON ADR SER B
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SHT QQQ
SQSP	SQUARESPACE INC CLASS A
SQZ	SQZ BIOTECHNOLOGIES CO COM
SR	SPIRE INC COM
SR-A	SPIRE INC 5.9 DEP RP PFD A
SRAD	SPORTRADAR GROUP AG CLASS A ORD SHS
SRC	SPIRIT RLTY CAP INC NEW COM NEW
SRC-A	SPIRIT RLTY CAP INC NEW 6% PFD SER A
SRCE	1ST SOURCE CORP COM
SRCL	STERICYCLE INC COM
SRDX	SURMODICS INC COM
SRE	SEMPRA COM
SREA	SEMPRA FXD NT 79
SRET	GLOBAL X FDS SUPERDVDND REIT
SRG	SERITAGE GROWTH PPTYS CL A
SRG-A	SERITAGE GROWTH PPTYS 7% CUM PFD SR A
SRGA	SURGALIGN HOLDINGS INC COM NEW
SRHQ	ELEVATION SERIES TRUST SRH US QUALITY
SRI	STONERIDGE INC COM
SRL	SCULLY ROYALTY LTD COM SHS
SRLN	SSGA ACTIVE ETF TR BLACKSTONE SENR
SROI	CALAMOS ETF TR ANTETOKOUNMPO GL
SRPT	SAREPTA THERAPEUTICS INC COM
SRRK	SCHOLAR ROCK HLDG CORP COM
SRS	PROSHARES TR ULTSHT REAL EST
SRT	STARTEK INC COM
SRTS	SENSUS HEALTHCARE INC COM
SRTY	PROSHARES TR ULTPRO SHT 2017

SRV	NXG CUSHING MIDSTREAM ENERGY COM NEW
SRVR	PACER FDS TR DATA AND INFRAST
SRZN	SURROZEN INC COM
SRZNW	SURROZEN INC WT EXP 080131
SSB	SOUTHSTATE CORPORATION COM
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSBK	SOUTHERN STS BANCSHARES INC COM
SSD	SIMPSON MFG INC COM
SSFI	STRATEGY SHS DAY HAGAN NED
SSG	PROSHARES TR ULSHRT SEMIC NEW
SSIC	SILVER SPIKE INVESTMENT CORP COM
SSKN	STRATA SKIN SCIENCES INC COM NEW
SSL	SASOL LTD SPONSORED ADR
SSLY	SYNTAX ETF TR STRATIFIED SMCP
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSNT	SILVERSUN TECHNOLOGIES INC COM NEW
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSPX	JANUS DETROIT STR TR US SUSTAINABLE
SSPY	SYNTAX ETF TR STRATIFD LRG CAP
SSRM	SSR MINING IN COM
SSSS	SURO CAPITAL CORP COM NEW
SSSSL	SURO CAPITAL CORP CAL NT 26
SST	SYSTEM1 INC CL A COM
SST+	SYSTEM1 INC WT EXP
SSTI	SOUNDTHINKING INC COM
SSTK	SHUTTERSTOCK INC COM
SSU	SIGNA SPORTS UNITED NV ORD SHS
SSU+	SIGNA SPORTS UNITED NV WT EXP 121426
SSUS	STRATEGY SHS DAY HAGAN NED
SSXU	STRATEGY SHS DAY HAGAN NED DA
SSY	SUNLINK HEALTH SYS INC COM
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG PLC SHS

STAA	STAAR SURGICAL CO COM PAR $0.01
STAF	STAFFING 360 SOLUTIONS INC COM NEW 2022
STAG	STAG INDL INC COM
STBA	S & T BANCORP INC COM
STBX	STARBOX GROUP HLDGS LTD. ORDINARY SHARES
STC	STEWART INFORMATION SVCS CORP COM
STCE	SCHWAB STRATEGIC TR CRYPTO THEMATIC
STCN	STEEL CONNECT INC COM
STE	STERIS PLC SHS USD
STEL	STELLAR BANCORP INC COM
STEM	STEM INC COM
STEP	STEPSTONE GROUP INC COM CL A
STER	STERLING CHECK CORP COM
STET	ST ENERGY TRANSITION I LTD CL A ORD SHS
STET=	ST ENERGY TRANSITION I LTD UNIT
STEW	SRH TOTAL RETURN FUND INC COM
STG	SUNLANDS TECHNOLOGY GROUP SPONSRD ADS NEW
STGF	LISTED FD TR MERK STAGFLATION
STGW	STAGWELL INC COM CL A
STHO	STAR HLDGS SHS BEN INT
STIM	NEURONETICS INC COM
STIP	ISHARES TR 0-5 YR TIPS ETF
STIX	SEMANTIX INC CL A ORD SHS
STIXW	SEMANTIX INC WT EXP 080327
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKH	STEAKHOLDER FOODS LTD SPONSORED ADS
STKL	SUNOPTA INC COM
STKS	THE ONE GROUP HOSPITALITY INC COM
STLA	STELLANTIS N.V SHS
STLD	STEEL DYNAMICS INC COM
STM	STMICROELECTRONICS N V NY REGISTRY
STN	STANTEC INC COM
STNC	HENNESSY FDS TR STANCE ESG ETF
STNE	STONECO LTD COM CL A

STNG	SCORPIO TANKERS INC SHS
STOK	STOKE THERAPEUTICS INC COM
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STR	SITIO ROYALTIES CORP CLASS A COM
STRA	STRATEGIC ED INC COM
STRC	SARCOS TECHN AND ROBOTICS CORP COM
STRCW	SARCOS TECHN AND ROBOTICS CORP WT EXP 092426
STRL	STERLING INFRASTRUCTURE INC COM
STRM	STREAMLINE HEALTH SOLUTIONS IN COM
STRO	SUTRO BIOPHARMA INC COM
STRR	STAR EQUITY HOLDINGS INC COM
STRRP	STAR EQUITY HOLDINGS INC PERP PFD SER A
STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STRV	EA SERIES TRUST STRIVE 500 ETF
STRW	STRAWBERRY FIELDS REIT INC COM
STSA	SATSUMA PHARMACEUTICALS INC COM
STSS	SHARPS TECHNOLOGY INC COMMON STOCK
STSSW	SHARPS TECHNOLOGY INC WT EXP 041327
STT	STATE STR CORP COM
STT-D	STATE STR CORP DEP SHS 1/4000 D
STT-G	STATE STR CORP DEP SHS PFD G
STTK	SHATTUCK LABS INC COM
STVN	STEVANATO GROUP S P A ORD SHS
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY HLDNGS PLC ORD SHS
STXD	EA SERIES TRUST STRIVE 1000 DIV
STXE	EA SERIES TRUST STRIVE EMERGING
STXG	EA SERIES TRUST STRIVE 1000 GRWT
STXK	EA SERIES TRUST STRIVE SML CAP
STXS	STEREOTAXIS INC COM NEW
STXV	EA SERIES TRUST STRIVE 1000 VALU
STZ	CONSTELLATION BRANDS INC CL A
SU	SUNCOR ENERGY INC NEW COM

SUAC	SHOULDERUP TECHNOLOGY ACQUISIT CL A COM
SUAC+	SHOULDERUP TECHNOLOGY ACQUISIT WT EXP 111726
SUAC=	SHOULDERUP TECHNOLOGY ACQUISIT UNIT
SUB	ISHARES TR SHRT NAT MUN ETF
SUI	SUN CMNTYS INC COM
SUM	SUMMIT MATLS INC CL A
SUN	SUNOCO LP/SUNOCO FIN CORP COM UT REP LP
SUNL	SUNLIGHT FINANCIAL HOLDINGS COM
SUNL+	SUNLIGHT FINANCIAL HOLDINGS WT EXP 070926
SUNW	SUNWORKS INC COM NEW
SUP	SUPERIOR INDS INTL INC COM
SUPL	PROSHARES TR SUPPLY CHAIN LOG
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SUPV	GRUPO SUPERVIELLE S.A. SPONSORED ADR
SURE	ADVISORSHARES TR INSIDER ADVANTA
SURF	SURFACE ONCOLOGY INC COM
SURG	SURGEPAYS INC COM NEW
SURGW	SURGEPAYS INC WT EXP 102224
SURI	SIMPLIFY EXCHANGE TRADED FUNDS PROPEL OPPORTUNI
SUSA	ISHARES TR MSCI USA ESG SLC
SUSB	ISHARES TR ESG AWRE 1 5 YR
SUSC	ISHARES TR ESG AWRE USD ETF
SUSL	ISHARES TR ESG MSCI LEADR
SUZ	SUZANO S A SPON ADS
SVA	SINOVAC BIOTECH LTD SHS
SVC	SERVICE PPTYS TR COM SH BEN INT
SVFD	SAVE FOODS INC COM
SVII	SPRING VALLEY ACQUISTN CORP II CLASS A ORD
SVIIR	SPRING VALLEY ACQUISTN CORP II RIGHTS
SVIIU	SPRING VALLEY ACQUISTN CORP II UNIT EX 101227
SVIIW	SPRING VALLEY ACQUISTN CORP II WT EXP 022526
SVM	SILVERCORP METALS INC COM
SVOL	SIMPLIFY EXCHANGE TRADED FUNDS VOLATILITY PREM
SVRA	SAVARA INC COM

SVRE	SAVERONE 2014 LTD SPONSORED ADS
SVREW	SAVERONE 2014 LTD WT EXP 060227
SVT	SERVOTRONICS INC COM
SVVC	FIRSTHAND TECHNOLOGY VALUE FD COM
SWAG	STRAN & COMPANY INC COMMON STOCK
SWAGW	STRAN & COMPANY INC WT EXP 110126
SWAN	AMPLIFY ETF TR BLACKSWAN GRWT
SWAV	SHOCKWAVE MED INC COM
SWBI	SMITH & WESSON BRANDS INC COM
SWEB	INVESTMENT MANAGERS SER TR II AXS SHRT CHINA
SWI	SOLARWINDS CORP COM NEW
SWIM	LATHAM GROUP INC COM
SWK	STANLEY BLACK & DECKER INC COM
SWKH	SWK HLDGS CORP COM NEW
SWKS	SKYWORKS SOLUTIONS INC COM
SWN	SOUTHWESTERN ENERGY CO COM
SWSS	SPRINGWATER SPL SITUATIONS COR COM
SWSSU	SPRINGWATER SPL SITUATIONS COR UNIT EX 120127
SWSSW	SPRINGWATER SPL SITUATIONS COR WT EXP 120127
SWTX	SPRINGWORKS THERAPEUTICS INC COM
SWVL	SWVL HOLDINGS CORP CLASS A ORD NEW
SWVLW	SWVL HOLDINGS CORP WT EXP 033127
SWX	SOUTHWEST GAS HLDGS INC COM
SWZ	SWISS HELVETIA FD INC COM
SXC	SUNCOKE ENERGY INC COM
SXI	STANDEX INTL CORP COM
SXQG	EXCHANGE TRADED CONCEPTS TR ETC 6 QUALITY G
SXT	SENSIENT TECHNOLOGIES CORP COM
SXTC	CHINA SXT PHARMACEUTICALS INC SHS NEW
SXUS	JANUS DETROIT STR TR INTERN SUSTAINBL
SY	SO YOUNG INTERNATIONAL INC SPONSORED ADS
SYBT	STOCK YDS BANCORP INC COM
SYBX	SYNLOGIC INC COM
SYF	SYNCHRONY FINANCIAL COM

SYF-A	SYNCHRONY FINANCIAL 5.625 DPSH PF A
SYII	SYNTAX ETF TR STRATIFIED TTL
SYK	STRYKER CORPORATION COM
SYM	SYMBOTIC INC CLASS A COM
SYNA	SYNAPTICS INC COM
SYNB	PUTNAM ETF TRUST BIOREVOLUTION
SYNH	SYNEOS HEALTH INC CL A
SYPR	SYPRIS SOLUTIONS INC COM
SYRS	SYROS PHARMACEUTICALS INC COM NEW
SYT	SYLA TECHNOLOGIES CO LTD ADS
SYTA	SIYATA MOBILE INC COM NEW
SYTAW	SIYATA MOBILE INC WT EXP 092425
SYUS	SYNTAX ETF TR STRATIFIED US TT
SYY	SYSCO CORP COM
SZK	PROSHARES TR ULTRASHORT CONSM
SZNE	PACER FDS TR CFRA STVAL EQL
SZZL	SIZZLE ACQUISITION CORP COMMON STOCK
SZZLU	SIZZLE ACQUISITION CORP UNIT EX 110226
SZZLW	SIZZLE ACQUISITION CORP WT EX 110226
T	AT&T INC COM
T-A	AT&T INC 5% DEP RP PFD A
T-C	AT&T INC 4.7 DP SHS PFD C
TAC	TRANSALTA CORP COM
TACK	CAPITOL SER TR FAIRLEAD TACTICA
TACT	TRANSACT TECHNOLOGIES INC COM
TAFI	AB ACTIVE ETFS INC TAX AWARE SHRT
TAGG	T ROWE PRICE ETF INC QM US BOND ETF
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAIT	TAITRON COMPONENTS INC CL A
TAK	TAKEDA PHARMACEUTICAL CO LTD SPONSORED ADS
TAL	TAL EDUCATION GROUP SPONSORED ADS
TALK	TALKSPACE INC COM
TALKW	TALKSPACE INC WT EXP 062125
TALO	TALOS ENERGY INC COM

TALS	TALARIS THERAPEUTICS INC COM
TAN	INVESCO EXCH TRADED FD TR II SOLAR ETF
TANH	TANTECH HLDGS LTD SHS NEW
TAOP	TAOPING INC SHS NEW
TAP	MOLSON COORS BEVERAGE CO CL B
TAP.A	MOLSON COORS BEVERAGE CO CL A
TARA	PROTARA THERAPEUTICS INC COM STK
TARK	INVESTMENT MANAGERS SER TR II AXS 2X INVTN NEW
TARO	TARO PHARMACEUTICAL INDS LTD SHS
TARS	TARSUS PHARMACEUTICALS INC COM
TASK	TASKUS INC CLASS A COM
TAST	CARROLS RESTAURANT GROUP INC COM
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAXF	AMERICAN CENTY ETF TR DIVERSIFIED MU
TAYD	TAYLOR DEVICES INC COM
TBB	AT&T INC 5.35% GLB NTS 66
TBBK	BANCORP INC DEL COM
TBC	AT&T INC 5.625% NT 67
TBCP	THUNDER BRIDGE CAP PRTNRS III COM CL A
TBCPU	THUNDER BRIDGE CAP PRTNRS III UNIT EX 021528
TBCPW	THUNDER BRIDGE CAP PRTNRS III WT EXP 020125
TBF	PROSHARES TR SHRT 20+YR TRE
TBI	TRUEBLUE INC COM
TBIL	RBB FD INC US TREAS 3 MNTH
TBIO	TELESIS BIO INC COM
TBLA	TABOOLA.COM LTD ORD SHS
TBLAW	TABOOLA.COM LTD WT EXP 062926
TBLD	THORNBURG INCM BUILDER OPP TR COM
TBLT	TOUGHBUILT INDS INC COM
TBLTW	TOUGHBUILT INDS INC WT EXP 111423
TBMC	TRAILBLAZER MERGER CORP I CL A
TBMCR	TRAILBLAZER MERGER CORP I RT
TBNK	TERRITORIAL BANCORP INC COM
TBPH	THERAVANCE BIOPHARMA INC COM

TBT	PROSHARES TR PSHS ULTSH 20YRS
TBUX	T ROWE PRICE ETF INC ULTRA SHRT TRM
TBX	PROSHARES TR SHT 7-10 YR TR
TC	TUANCHE LTD ADS NEW
TCBC	TC BANCSHARES INC COM
TCBI	TEXAS CAP BANCSHARES INC COM
TCBIO	TEXAS CAP BANCSHARES INC 5.75% DEP PFD B
TCBK	TRICO BANCSHARES COM
TCBP	TC BIOPHARM HOLDINGS PLC SPONSORD ADS NEW
TCBPW	TC BIOPHARM HOLDINGS PLC WT EXP 020828
TCBS	TEXAS COMMUNITY BANCSHARES INC COM
TCBX	THIRD COAST BANCSHARES INC COM
TCFC	COMMUNITY FINL CORP MD COM
TCHI	ISHARES TR MSCI CHINA MLTSE
TCHP	T ROWE PRICE ETF INC PRICE BLUE CHIP
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCJH	TOP KINGWIN LTD SHS CL A
TCMD	TACTILE SYS TECHNOLOGY INC COM
TCN	TRICON RESIDENTIAL INC COM NPV
TCOA	TRAJECTORY ALPHA ACQUISITION C COM CL A
TCOA+	TRAJECTORY ALPHA ACQUISITION C WT EXP
TCOA=	TRAJECTORY ALPHA ACQUISITION C UNIT
TCOM	TRIP COM GROUP LTD ADS
TCON	TRACON PHARMACEUTICALS INC COM NEW
TCPC	BLACKROCK TCP CAPITAL CORP COM
TCRT	ALAUNOS THERAPEUTICS INC COM
TCRX	TSCAN THERAPEUTICS INC COM
TCS	CONTAINER STORE GROUP INC COM
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDC	TERADATA CORP DEL COM
TDCX	TDCX INC ADS
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM

TDIV	FIRST TR EXCHANGE-TRADED FD VI NASD TECH DIV
TDOC	TELADOC HEALTH INC COM
TDS	TELEPHONE & DATA SYS INC COM NEW
TDS-U	TELEPHONE & DATA SYS INC 6.625% DP PFD UU
TDS-V	TELEPHONE & DATA SYS INC 6% DEP PFD SR VV
TDSA	EXCHANGE LISTED FDS TR CABANA TARGET 5
TDSB	EXCHANGE LISTED FDS TR CABANA TARGET 7
TDSC	EXCHANGE LISTED FDS TR CABANA TARGET 10
TDSD	EXCHANGE LISTED FDS TR CABANA TARGET 13
TDSE	EXCHANGE LISTED FDS TR CABANA TARGET 16
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDUP	THREDUP INC CL A
TDVG	T ROWE PRICE ETF INC PRICE DIV GRWT
TDW	TIDEWATER INC NEW COM
TDW+	TIDEWATER INC NEW WT EXP 112424
TDW+A	TIDEWATER INC NEW WT A EXP 073123
TDW+B	TIDEWATER INC NEW WT B EXP 073123
TDY	TELEDYNE TECHNOLOGIES INC COM
TEAF	ECOFIN SUSTAINABLE AND SOCIAL COM SH BEN INT
TEAM	ATLASSIAN CORPORATION CL A
TECB	ISHARES TR US TECH BRKTHR
TECH	BIO-TECHNE CORP COM
TECK	TECK RESOURCES LTD CL B
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR DAILY TECH OCT21
TECTP	TECTONIC FINANCIAL INC 9% NCUM PFD B
TEDU	TARENA INTL INC SPONSORED ADS
TEF	TELEFONICA S A SPONSORED ADR
TEI	TEMPLETON EMERGING MKTS INCOME COM
TEL	TE CONNECTIVITY LTD SHS
TELA	TELA BIO INC COM
TELL	TELLURIAN INC NEW COM
TELZ	TELLURIAN INC NEW NT CAL 28

TEMP	J P MORGAN EXCHANGE TRADED FD CLIMATE CHANGE S
TENB	TENABLE HLDGS INC COM
TENK	TENX KEANE ACQUISITION ORD SHS
TENKR	TENX KEANE ACQUISITION RT
TENKU	TENX KEANE ACQUISITION UNIT EX 063028
TENX	TENAX THERAPEUTICS INC COM
TEO	TELECOM ARGENTINA SA SPON ADR REP B
TEQI	T ROWE PRICE ETF INC PRICE EQT INCOME
TER	TERADYNE INC COM
TERN	TERNS PHARMACEUTICALS INC COM
TESS	TESSCO TECHNOLOGIES INC COM
TETE	TECHNOLOGY & TELECOM ACQ CORP CLASS A ORD SHS
TETEU	TECHNOLOGY & TELECOM ACQ CORP UNIT EX 011327
TETEW	TECHNOLOGY & TELECOM ACQ CORP WT EXP 041527
TEVA	TEVA PHARMACEUTICAL INDS LTD SPONSORED ADS
TEX	TEREX CORP NEW COM
TFC	TRUIST FINL CORP COM
TFC-I	TRUIST FINL CORP DEP PFD 1/4000 I
TFC-O	TRUIST FINL CORP 5.25 DP SH PF O
TFC-R	TRUIST FINL CORP DP SH RP PFD R
TFFP	TFF PHARMACEUTICALS INC COM
TFI	SPDR SER TR NUVEEN BLMBRG MU
TFII	TFI INTL INC COM
TFIN	TRIUMPH FINANCIAL INC COM
TFINP	TRIUMPH FINANCIAL INC 7.125 DP SH PF C
TFLO	ISHARES TR TRS FLT RT BD
TFLR	T ROWE PRICE ETF INC FLOATING RATE
TFPM	TRIPLE FLAG PRECIOUS METAL COM
TFSA	TERRA INCOME FUND 6 LLC 7% NT 26
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INCORPORATED COM
TG	TREDEGAR CORP COM
TGAA	TARGET GLOBAL ACQUISI I CORP CLASS A ORD SHS
TGAAU	TARGET GLOBAL ACQUISI I CORP UNIT

TGAAW	TARGET GLOBAL ACQUISI I CORP WT EXP 120826
TGAN	TRANSPHORM INC COM
TGB	TASEKO MINES LTD COM
TGH	TEXTAINER GROUP HOLDINGS LTD SHS
TGH-A	TEXTAINER GROUP HOLDINGS LTD 7% DEP PFD SHS A
TGH-B	TEXTAINER GROUP HOLDINGS LTD 6.250% DEP PFD B
TGI	TRIUMPH GROUP INC NEW COM
TGIF	TIDAL ETF TR SOFI WEEKLY INM
TGL	TREASURE GLOBAL INC COM
TGLS	TECNOGLASS INC ORD SHS
TGN	INVESTMENT MANAGERS SER TR II AXS BRENDAN WOOD
TGNA	TEGNA INC COM
TGRW	T ROWE PRICE ETF INC PRICE GRW STOCK
TGS	TRANSPORTADORA DE GAS SUR SPONSORED ADS B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
TGVC	TG VENTURE ACQUISITION CORP CLASS A COM
TGVCU	TG VENTURE ACQUISITION CORP UNIT EX 081528
TGVCW	TG VENTURE ACQUISITION CORP WT EXP 081528
TH	TARGET HOSPITALITY CORP COM
THC	TENET HEALTHCARE CORP COM NEW
THCH	TH INTERNATIONAL LIMITED ORDINARY SHARES
THCHW	TH INTERNATIONAL LIMITED WT EXP 092827
THCP	THUNDER BRDG CAP PRTNRS IV INC CLASS A COM
THCPU	THUNDER BRDG CAP PRTNRS IV INC UNIT EX 063026
THCPW	THUNDER BRDG CAP PRTNRS IV INC WT EXP 043028
THCX	INVESTMENT MANAGERS SER TR II AXS CANNABIS ETF
THD	ISHARES INC MSCI THAILND ETF
THFF	FIRST FINL CORP IND COM
THG	HANOVER INS GROUP INC COM
THLV	THOR LOW VOLATILITY ETF LOW VOLATILITY
THM	INTERNATIONAL TOWER HILL MINES COM
THMO	THERMOGENESIS HLDGS INC COM NEW
THNQ	EXCHANGE TRADED CONCEPTS TR ROBO GLB ARTIF

THO	THOR INDS INC COM
THQ	TEKLA HEALTHCARE OPPORTUNITIES SHS
THR	THERMON GROUP HLDGS INC COM
THRD	THIRD HARMONIC BIO INC COM
THRM	GENTHERM INC COM
THRN	THORNE HEALTHTECH INC COM
THRX	THESEUS PHARMACEUTICALS INC COM
THRY	THRYV HLDGS INC COM NEW
THS	TREEHOUSE FOODS INC COM
THTX	THERATECHNOLOGIES INC COM
THW	TEKLA WORLD HEALTHCARE FD BEN INT SHS
THWWW	TARGET HOSPITALITY CORP WT EXP 031524
THY	NORTHERN LIGHTS FD TR TOEWS AGLTY DNYM
THYF	T ROWE PRICE ETF INC US HIGH YIELD
TIGO	MILLICOM INTL CELLULAR S A COM STK
TIGR	UP FINTECH HLDG LTD SPONSORED ADS
TIL	INSTIL BIO INC COM
TILE	INTERFACE INC COM
TILL	LISTED FD TR TEUCRIUM AGRI ST
TIMB	TIM S A SPONSORED ADR
TIME	CAPITOL SER TR CLOCKWISE CAPITA
TINT	PROSHARES TR SMART MATLS ETF
TINY	PROSHARES TR NANOTECH ETF
TIO	TINGO GROUP INC COM
TIP	ISHARES TR TIPS BD ETF
TIPT	TIPTREE INC COM
TIPX	SPDR SER TR BLOOMBERG 1 10 Y
TIPZ	PIMCO ETF TR BROAD US TIPS
TIRX	TIAN RUIXIANG HLDGS LTD CL A SHS NEW
TISI	TEAM INC COM NEW
TITN	TITAN MACHY INC COM
TIVC	TIVIC HEALTH SYSTEMS INC COMMON STOCK
TIXT	TELUS INTL CDA INC SUB VTG SHS
TJX	TJX COS INC NEW COM

TK	TEEKAY CORPORATION COM
TKAT	TAKUNG ART LTD COM NEW
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKLF	YOSHITSU CO LTD SPONSORED ADS
TKNO	ALPHA TEKNOVA INC COM
TKR	TIMKEN CO COM
TLF	TANDY LEATHER FACTORY INC COM
TLGA	TLG ACQUISITION ONE CORP COM CL A
TLGA=	TLG ACQUISITION ONE CORP UNIT 012528
TLGY	TLGY ACQUISITION CORPORATION CLASS A ORD SHS
TLGYU	TLGY ACQUISITION CORPORATION UNIT
TLGYW	TLGY ACQUISITION CORPORATION WT EXP 110926
TLH	ISHARES TR 10-20 YR TRS ETF
TLIS	TALIS BIOMEDICAL CORP COM
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLRY	TILRAY BRANDS INC COM
TLS	TELOS CORP MD COM
TLSA	TIZIANA LIFE SCIENCES LTD COMMON SHARES
TLT	ISHARES TR 20 YR TR BD ETF
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLYS	TILLYS INC CL A
TM	TOYOTA MOTOR CORP ADS
TMBR	TIMBER PHARMACEUTICALS INC COM NEW
TMC	TMC THE METALS COMPANY INC COM
TMCI	TREACE MED CONCEPTS INC COM
TMCWW	TMC THE METALS COMPANY INC WT EXP 090926
TMDX	TRANSMEDICS GROUP INC COM
TME	TENCENT MUSIC ENTMT GROUP SPON ADS
TMF	DIREXION SHS ETF TR 20YR TRES BULL
TMFE	RBB FD INC MOTLEY FOOL CAPI
TMFX	RBB FD INC MOTLEY FOOL NEXT
TMHC	TAYLOR MORRISON HOME CORP COM
TMKR	TASTEMAKER ACQUISITION CORP COM CL A

TMKRU	TASTEMAKER ACQUISITION CORP UNIT EX 123125
TMKRW	TASTEMAKER ACQUISITION CORP WT EXP 010727
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINL CORP COM
TMPO	TEMPO AUTOMATION HOLDINGS INC COM
TMPOW	TEMPO AUTOMATION HOLDINGS INC WT EXP 093027
TMQ	TRILOGY METALS INC NEW COM
TMST	TIMKENSTEEL CORPORATION COM
TMTC	TMT ACQUISITION CORP SHS
TMTCR	TMT ACQUISITION CORP RT
TMTCU	TMT ACQUISITION CORP UNIT EX 032728
TMUS	T-MOBILE US INC COM
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM NEW
TNET	TRINET GROUP INC COM
TNGX	TANGO THERAPEUTICS INC COM
TNK	TEEKAY TANKERS LTD CL A
TNL	TRAVEL PLUS LEISURE CO COM
TNON	TENON MEDICAL INC COM
TNP	TSAKOS ENERGY NAVIGATION LTD SHS
TNP-D	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER D
TNP-E	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER E
TNP-F	TSAKOS ENERGY NAVIGATION LTD CUM PFD SER F
TNXP	TONIX PHARMACEUTICALS HLDG CO COM NEW
TNYA	TENAYA THERAPEUTICS INC COM
TOAC	TALON 1 ACQUISITION CORP CLASS A ORD
TOACU	TALON 1 ACQUISITION CORP UNIT EX 110226
TOACW	TALON 1 ACQUISITION CORP WT EXP 073026
TOI	THE ONCOLOGY INSTITUTE INC COM
TOIIW	THE ONCOLOGY INSTITUTE INC WT EXP 111526
TOK	ISHARES TR MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM

TOLZ	PROSHARES TR DJ BRKFLD GLB
TOMZ	TOMI ENVIRONMENTAL SOLUTIONS I COM NEW
TOP	TOP FINANCIAL GROUP LTD ORDINARY SHARES
TOPS	TOP SHIPS INC SHS NEW
TORO	TORO CORP COM
TOST	TOAST INC CL A
TOTL	SSGA ACTIVE ETF TR SPDR TR TACTIC
TOTR	T ROWE PRICE ETF INC TOTAL RETURN ETF
TOUR	TUNIU CORP SPONSORED ADS
TOVX	THERIVA BIOLOGICS INC COM NEW
TOWN	TOWNEBANK PORTSMOUTH VA COM
TPB	TURNING PT BRANDS INC COM
TPC	TUTOR PERINI CORP COM
TPCS	TECHPRECISION CORP COM NEW
TPET	TRIO PETROLEUM CORP COMMON STOCK
TPG	TPG INC COM CL A
TPH	TRI POINTE HOMES INC COM
TPHD	TIMOTHY PLAN HIG DV STK ETF
TPHE	TIMOTHY PLAN HIGH DIVIDEND
TPHS	TRINITY PL HLDGS INC COM
TPIC	TPI COMPOSITES INC COM
TPIF	TIMOTHY PLAN INTL ETF
TPL	TEXAS PACIFIC LAND CORPORATION COM
TPLC	TIMOTHY PLAN US LRGMD CP CORE
TPLE	TIMOTHY PLAN US LARGE MID CP
TPMN	TIMOTHY PLAN PLAN MARKET NEUT
TPOR	DIREXION SHS ETF TR DAILY TRANS 3X
TPR	TAPESTRY INC COM
TPSC	TIMOTHY PLAN U S SM CP CORE
TPST	TEMPEST THERAPEUTICS INC COM
TPTA	TERRA PPTY TR INC CAL 26
TPVG	TRIPLEPOINT VENTURE GROWTH BDC COM
TPX	TEMPUR SEALY INTL INC COM
TPYP	MANAGED PORTFOLIO SERIES TORTOISE NRAM PI

TPZ	TORTOISE PWR & ENERGY INFRASTR COM
TQQQ	PROSHARES TR ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC COM
TRC	TEJON RANCH CO COM
TRCA	TWIN RIDGE CAPITAL ACQUIS CORP SHS CL A
TRCA+	TWIN RIDGE CAPITAL ACQUIS CORP WT EXP 030728
TRCA=	TWIN RIDGE CAPITAL ACQUIS CORP UNIT
TRDA	ENTRADA THERAPEUTICS INC COM
TREE	LENDINGTREE INC NEW COM
TREX	TREX CO INC COM
TRFK	PACER FDS TR DATA & DIGI REVO
TRFM	ETF SER SOLUTIONS AAM TRANSFORMERS
TRGP	TARGA RES CORP COM
TRHC	TABULA RASA HEALTHCARE INC COM
TRI	THOMSON REUTERS CORP. COM NEW
TRIB	TRINITY BIOTECH PLC SPON ADR NEW
TRIN	TRINITY CAP INC COM
TRINL	TRINITY CAP INC 7% NT 25
TRIP	TRIPADVISOR INC COM
TRIS	TRISTAR ACQUISITION I CORP CL A ORD SHS
TRIS+	TRISTAR ACQUISITION I CORP WT EXP
TRIS=	TRISTAR ACQUISITION I CORP UNIT
TRKA	TROIKA MEDIA GROUP INC COM NEW
TRKAW	TROIKA MEDIA GROUP INC WT EXP 041324
TRMB	TRIMBLE INC COM
TRMD	TORM PLC SHS CL A
TRMK	TRUSTMARK CORP COM
TRMR	TREMOR INTL LTD ADS
TRN	TRINITY INDS INC COM
TRND	PACER FDS TR TRENDPILOT FD
TRNO	TERRENO RLTY CORP COM
TRNR	INTERACTIVE STRENGTH INC COM
TRNS	TRANSCAT INC COM
TRON	CORNER GROWTH ACQUISITN CORP 2 CLASS A ORD SHS

TRONU	CORNER GROWTH ACQUISITN CORP 2 UNIT EX 052726
TRONW	CORNER GROWTH ACQUISITN CORP 2 WT EXP 040926
TROO	TROOPS INC SHS
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX HOLDINGS PLC SHS
TRP	TC ENERGY CORP COM
TRPL	PACER FDS TR METAURUS CAP 300
TRS	TRIMAS CORP COM NEW
TRST	TRUSTCO BK CORP N Y COM NEW
TRT	TRIO TECH INTL COM NEW
TRTL	TORTOISEECOFIN ACQUISITION CO SHS CL A
TRTL+	TORTOISEECOFIN ACQUISITION CO WT EXP 072228
TRTL=	TORTOISEECOFIN ACQUISITION CO UNITS
TRTN	TRITON INTL LTD CL A
TRTN-A	TRITON INTL LTD 8.5% CUM RED A
TRTN-B	TRITON INTL LTD 8% CUM PFD SER B
TRTN-C	TRITON INTL LTD 7.375 SR C PFD
TRTN-D	TRITON INTL LTD 6.875% SR D PFD
TRTN-E	TRITON INTL LTD 5.75% CUM PFD E
TRTX	TPG RE FIN TR INC COM
TRTX-C	TPG RE FIN TR INC 6.25% RED PFD C
TRU	TRANSUNION COM
TRUE	TRUECAR INC COM
TRUP	TRUPANION INC COM
TRV	TRAVELERS COMPANIES INC COM
TRVG	TRIVAGO N V SPON ADS A SHS
TRVI	TREVI THERAPEUTICS INC COM
TRVN	TREVENA INC COM NEW
TRX	TRX GOLD CORPORATION COM
TS	TENARIS S A SPONSORED ADS
TSAT	TELESAT CORP CL A & CL B SHS
TSBK	TIMBERLAND BANCORP INC COM
TSCO	TRACTOR SUPPLY CO COM
TSE	TRINSEO PLC SHS

TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSHA	TAYSHA GENE THERAPIES INC COM SHS
TSI	TCW STRATEGIC INCOME FD INC COM
TSL	GRANITESHARES ETF TR 1.25X LNG TESLA
TSLA	TESLA INC COM
TSLI	GRANITESHARES ETF TR 1X SHRT TSLA DLY
TSLL	DIREXION SHS ETF TR TSLA BULL 1.5X
TSLQ	INVESTMENT MANAGERS SER TR II AXS TSLA BEAR DL
TSLS	DIREXION SHS ETF TR DLY TSLA BEAR 1X
TSLX	SIXTH STREET SPECIALTY LENDING COM
TSLY	TIDAL ETF TR II TSLA OPTION INCM
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADS
TSME	THRIVENT ETF TRUST SMALL MID CAP
TSN	TYSON FOODS INC CL A
TSP	TUSIMPLE HLDGS INC CL A
TSPA	T ROWE PRICE ETF INC US EQUITY RESEAR
TSQ	TOWNSQUARE MEDIA INC CL A
TSRI	TSR INC COM
TSVT	2SEVENTY BIO INC COMMON STOCK
TT	TRANE TECHNOLOGIES PLC SHS
TTC	TORO CO COM
TTCF	TATTOOED CHEF INC COM CL A
TTD	THE TRADE DESK INC COM CL A
TTE	TOTALENERGIES SE SPONSORED ADS
TTEC	TTEC HLDGS INC COM
TTEK	TETRA TECH INC NEW COM
TTGT	TECHTARGET INC COM
TTI	TETRA TECHNOLOGIES INC DEL COM
TTMI	TTM TECHNOLOGIES INC COM
TTNP	TITAN PHARMACEUTICALS INC DEL COM NEW
TTOO	T2 BIOSYSTEMS INC COM NEW
TTP	TORTOISE PIPELINE & ENERGY FD COM
TTSH	TILE SHOP HLDGS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW

TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TU	TELUS CORPORATION COM
TUA	SIMPLIFY EXCHANGE TRADED FUNDS SHORT TERM TREA
TUG	LISTED FD TR STF TACTICAL GRW
TUGN	LISTED FD TR STF TAC GW & INC
TUP	TUPPERWARE BRANDS CORP COM
TUR	ISHARES INC MSCI TURKEY ETF
TURN	180 DEGREE CAP CORP COM NEW
TUSK	MAMMOTH ENERGY SVCS INC COM
TUYA	TUYA INC SPONSERED ADS
TV	GRUPO TELEVISA S A B SPON ADR REP ORD
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVTX	TRAVERE THERAPEUTICS INC COM
TW	TRADEWEB MKTS INC CL A
TWCB	BILANDER ACQUISITION CORP CL A COM
TWCBU	BILANDER ACQUISITION CORP UNIT EX 051926
TWCBW	BILANDER ACQUISITION CORP WT EXP 051926
TWEB	TIDAL ETF TR SOFI WEB 3 ETF
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWIO	SPINNAKER ETF SERIES TRAJAN WEALTH
TWKS	THOUGHTWORKS HOLDING INC COM
TWLO	TWILIO INC CL A
TWLV	TWELVE SEAS INVESTMENT CO II COM CL A
TWLVU	TWELVE SEAS INVESTMENT CO II UNIT
TWLVW	TWELVE SEAS INVESTMENT CO II WT EXP 030228
TWM	PROSHARES TR ULTSHT RUSS2000
TWN	TAIWAN FD INC COM
TWNK	HOSTESS BRANDS INC CL A
TWO	TWO HBRS INVT CORP COM
TWO-A	TWO HBRS INVT CORP PFD SER A
TWO-B	TWO HBRS INVT CORP 7.625% PFD B FXD
TWO-C	TWO HBRS INVT CORP 7.25% CUM PFD C

TWOA	TWO COM CL A
TWOU	2U INC COM
TWST	TWIST BIOSCIENCE CORP COM
TX	TERNIUM SA SPONSORED ADS
TXG	10X GENOMICS INC CL A COM
TXMD	THERAPEUTICSMD INC COM NEW
TXN	TEXAS INSTRS INC COM
TXO	TXO PARTNERS LP COM UNIT
TXRH	TEXAS ROADHOUSE INC COM
TXT	TEXTRON INC COM
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRA CORP COM
TYGO	TIGO ENERGY INC COM
TYGOW	TIGO ENERGY INC WT EXP 052328
TYL	TYLER TECHNOLOGIES INC COM
TYLG	GLOBAL X FDS INFORMATION TEC
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR
TYRA	TYRA BIOSCIENCES INC COM
TZA	DIREXION SHS ETF TR DAILY SM CP BEAR
TZOO	TRAVELZOO COM NEW
U	UNITY SOFTWARE INC COM
UA	UNDER ARMOUR INC CL C
UAA	UNDER ARMOUR INC CL A
UAE	ISHARES TR MSCI UAE ETF
UAL	UNITED AIRLS HLDGS INC COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UAV	ADVISORSHARES TR DRONE TECH ETF
UAVS	AGEAGLE AERIAL SYS INC NEW COM
UBA	URSTADT BIDDLE PPTYS INC CL A
UBCP	UNITED BANCORP INC OHIO COM
UBER	UBER TECHNOLOGIES INC COM

UBFO	UNITED SEC BANCSHARES CALIF COM
UBND	VICTORY PORTFOLIOS II CORE INTRMEDIATE
UBOT	DIREXION SHS ETF TR DAILY ROBOTICS
UBP	URSTADT BIDDLE PPTYS INC COM
UBP-H	URSTADT BIDDLE PPTYS INC 6.25% CUM PFD H
UBP-K	URSTADT BIDDLE PPTYS INC 5.875% SR K PFD
UBR	PROSHARES TR ULTRA MSCI BRAZI
UBS	UBS GROUP AG SHS
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UBX	UNITY BIOTECHNOLOGY INC COM NEW
UCAR	U POWER LTD SHS
UCBI	UNITED CMNTY BKS BLAIRSVLE GA COM
UCBIO	UNITED CMNTY BKS INC 6.875 DP PF I
UCC	PROSHARES TR ULTRA CONS DISCR
UCIB	UBS AG LONDON BRANCH ETRACS UBS BLOOM
UCL	UCLOUDLINK GROUP INC SPONSORED ADS
UCO	PROSHARES TR II ULTA BLMBG 2017
UCON	FIRST TR EXCHNG TRADED FD VIII TCW UNCONSTRAI
UCRD	VICTORY PORTFOLIOS II CORPORATE BD ETF
UCTT	ULTRA CLEAN HLDGS INC COM
UCYB	PROSHARES TR ULTRA CYBRSCURTY
UDI	USCF ETF TR DIVIDEND INC FD
UDIV	FRANKLIN TEMPLETON ETF TR US CORE DIV TILT
UDMY	UDEMY INC COM
UDN	INVESCO DB US DLR INDEX TR BEARISH FD
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM
UE	URBAN EDGE PPTYS COM
UEC	URANIUM ENERGY CORP COM
UEIC	UNIVERSAL ELECTRS INC COM
UEVM	VICTORY PORTFOLIOS II VICTORYSHS EMERG
UFAB	UNIQUE FABRICATING INC COM
UFCS	UNITED FIRE GROUP INC COM

UFI	UNIFI INC COM NEW
UFIV	RBB FD INC US TREAS 5 YR NT
UFO	PROCURE ETF TRUST II SPACE ETF
UFPI	UFP INDUSTRIES INC COM
UFPT	UFP TECHNOLOGIES INC COM
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGE	PROSHARES TR ULTRA CONSU STAP
UGI	UGI CORP NEW COM
UGIC	UGI CORP NEW UNIT 06/01/24
UGL	PROSHARES TR II ULTRA GOLD
UGP	ULTRAPAR PARTICIPACOES SA SP ADR REP COM
UGRO	URBAN-GRO INC COM NEW
UHAL	U HAUL HOLDING COMPANY COM
UHAL.B	U HAUL HOLDING COMPANY COM SER N
UHG	UNITED HOMES GROUP INC CL A
UHGWW	UNITED HOMES GROUP INC WT EXP 033028
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCOME T SH BEN INT
UI	UBIQUITI INC COM
UIHC	UNITED INS HLDGS CORP COM
UIS	UNISYS CORP COM NEW
UITB	VICTORY PORTFOLIOS II CORE INTERMEDIAT
UIVM	VICTORY PORTFOLIOS II VCTRYSHS INTL MO
UJB	PROSHARES TR ULTRA HIGH YLD
UK	UCOMMUNE INTERNATIONAL LTD ORD SHS CL A NEW
UKOMW	UCOMMUNE INTERNATIONAL LTD WT EXP 110125
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULCC	FRONTIER GROUP HLDGS INC COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULH	UNIVERSAL LOGISTICS HLDGS INC COM
ULST	SSGA ACTIVE ETF TR ULT SHT TRM BD
ULTA	ULTA BEAUTY INC COM

ULTR	INDEXIQ ACTIVE ETF TR IQ ULTR SHT DU
ULVM	VICTORY PORTFOLIOS II VCTRYSHS US VAL
UMBF	UMB FINL CORP COM
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	UMH PPTYS INC COM
UMH-D	UMH PPTYS INC 6.375% CUM PFD D
UMI	USCF ETF TR MIDSTREAM ENERGY
UMMA	LISTED FD TR WAHED DOW JONES
UNAM	UNICO AMERN CORP COM
UNB	UNION BANKSHARES INC COM
UNCY	UNICYCIVE THERAPEUTICS INC COM
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STS NAT GAS FD LP UNIT PAR
UNH	UNITEDHEALTH GROUP INC COM
UNIT	UNITI GROUP INC COM
UNIY	WISDOMTREE TR VOYA YLD ENHNCD
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNMA	UNUM GROUP 6.250% JR NT58
UNP	UNION PAC CORP COM
UNTY	UNITY BANCORP INC COM
UNVR	UNIVAR SOLUTIONS INC COM
UONE	URBAN ONE INC CL A
UONEK	URBAN ONE INC CL D NON VTG
UP	WHEELS UP EXPERIENCE INC COM CL A
UP+	WHEELS UP EXPERIENCE INC WT EXP 071326
UPAR	TIDAL ETF TR UPAR ULTRA RISK
UPBD	UPBOUND GROUP INC COM
UPC	UNIVERSE PHARMACEUTICALS INC SHS
UPH	UPHEALTH INC COM NEW
UPH+	UPHEALTH INC WT EXP 060826
UPLD	UPLAND SOFTWARE INC COM

UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SERVICE INC CL B
UPST	UPSTART HLDGS INC COM
UPTD	TRADEUP ACQUISITION CORP COM
UPTDU	TRADEUP ACQUISITION CORP UNIT EX 101527
UPTDW	TRADEUP ACQUISITION CORP WT EXP 071928
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UPWD	J P MORGAN EXCHANGE TRADED FD SOCIAL ADVANCMNT
UPWK	UPWORK INC COM
UPXI	UPEXI INC COM
URA	GLOBAL X FDS GLOBAL X URANIUM
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR-ENERGY INC COM
URGN	UROGEN PHARMA LTD COM
URI	UNITED RENTALS INC COM
URNJ	SPROTT FDS TR JUNIOR URANIUM
URNM	SPROTT FDS TR URANIUM MINERS E
UROY	URANIUM RTY CORP COM
URTH	ISHARES INC MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAI	PACER FDS TR AMERCN ENRGY IND
USAP	UNIVERSAL STAINLESS & ALLOY PR COM
USAS	AMERICAS GOLD AND SILVER CORP COM
USAU	U S GOLD CORP COM NEW
USB	US BANCORP DEL COM NEW
USB-A	US BANCORP DEL DEP PFD SER A
USB-H	US BANCORP DEL PFD B 1/1000DP
USB-P	US BANCORP DEL DEP PERP PFD K
USB-Q	US BANCORP DEL DEP PER PFD SR L
USB-R	US BANCORP DEL 4% DEP PFD SER M

USB-S	US BANCORP DEL 4.50% DEP PFD O
USBF	ISHARES TR USD BD FACTR ETF
USCA	DBX ETF TR XTRACKERS MSCI
USCB	USCB FINANCIAL HOLDINGS INC CLASS A COM
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCT	TKB CRITICAL TECHNOLOGIES 1 CLASS A ORD
USCTU	TKB CRITICAL TECHNOLOGIES 1 UNIT EX 102026
USCTW	TKB CRITICAL TECHNOLOGIES 1 WT EXP 102026
USD	PROSHARES TR PSHS ULT SEMICDT
USDP	USD PARTNERS LP COM UT REP LTD
USDU	WISDOMTREE TR BLMBG US BULL
USE	USCF ETF TR ENERGY COMMODITY
USEA	UNITED MARITIME CORPORATION COM
USEG	U S ENERGY CORP DEL COM
USFD	US FOODS HLDG CORP COM
USFR	WISDOMTREE TR FLOATNG RAT TREA
USGO	US GOLDMINING INC COM
USGOW	US GOLDMINING INC WT EXP
USIG	ISHARES TR USD INV GRDE ETF
USIO	USIO INC COM
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLM	UNITED STS LIME & MINERALS INC COM
USM	UNITED STATES CELLULAR CORP COM
USMC	PRINCIPAL EXCHANGE TRADED FDS US MEGA CP ETF
USML	UBS AG LONDON BRANCH CAL LKD 51
USNA	USANA HEALTH SCIENCES INC COM
USNZ	DBX ETF TR XTRACKERS NET ZE
USO	UNITED STS OIL FD LP UNITS
USOI	CREDIT SUISSE NASSAU BRANCH XLINK CRD ETN37
USPH	U S PHYSICAL THERAPY COM
USPX	FRANKLIN TEMPLETON ETF TR US EQUITY INDEX
USRT	ISHARES TR CRE U S REIT ETF
USSG	DBX ETF TR XTRCKR MSCI US
UST	PROSHARES TR ULTR 7-10 TREA

USTB	VICTORY PORTFOLIOS II SHORT TRM BD ETF
USVM	VICTORY PORTFOLIOS II USAA MSCI USA SM
USVN	RBB FD INC US TREAS 7 YR NT
USVT	ULTIMUS MANAGERS TR US VALUE ETF
USX	U S XPRESS ENTERPRISES INC COM CL A
USXF	ISHARES TR ESG MSCI USA ETF
UTAA	UTA ACQUISITION CORPORATION CLASS A ORD SHS
UTAAU	UTA ACQUISITION CORPORATION UNIT EX 120126
UTAAW	UTA ACQUISITION CORPORATION WT EXP 103026
UTEN	RBB FD INC US TREASR 10 YR
UTES	ETFIS SER TR I VIRTUS REAVES UT
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTHY	RBB FD INC US TREAS 30YR BD
UTI	UNIVERSAL TECHNICAL INST INC COM
UTL	UNITIL CORP COM
UTMD	UTAH MED PRODS INC COM
UTME	UTIME LTD SHS
UTRE	RBB FD INC US TREAS 3 YR NT
UTRN	EXCHANGE TRADED CONCEPTS TR VSPR US LC ETF
UTRS	MINERVA SURGICAL INC COM
UTSI	UTSTARCOM HOLDINGS CORP ORDINARY SHARES
UTSL	DIREXION SHS ETF TR DLY UTLTIES 3X
UTWO	RBB FD INC US TREASY 2 YR
UTWY	RBB FD INC US TREAS 20YR BD
UTZ	UTZ BRANDS INC COM CL A
UUP	INVESCO DB US DLR INDEX TR BULLISH FD
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUUU	ENERGY FUELS INC COM NEW
UVDV	SPINNAKER ETF SERIES UVA DIVIDEND VAL
UVE	UNIVERSAL INS HLDGS INC COM
UVSP	UNIVEST FINANCIAL CORPORATION COM
UVV	UNIVERSAL CORP VA COM

UWM	PROSHARES TR PSHS ULTRUSS2000
UWMC	UWM HOLDINGS CORPORATION COM CL A
UWMC+	UWM HOLDINGS CORPORATION WT EXP 012126
UXI	PROSHARES TR PSHS ULTRA INDL
UXIN	UXIN LTD SPON ADS NEW
UYG	PROSHARES TR ULTRA FNCLS NEW
UYLD	ANGEL OAK FUNDS TRUST OAK ULTRASHORT
UYM	PROSHARES TR ULTRA MATERIALS
UZD	UNITED STATES CELLULAR CORP 6.25% SR NT 69
UZE	UNITED STATES CELLULAR CORP 5.500% SNR NT 70
UZF	UNITED STATES CELLULAR CORP NT 70
V	VISA INC COM CL A
VABK	VIRGINIA NATL BANKSHARES CORP COM
VABS	VIRTUS ETF TR II NEWFLEET ABS MBS
VAC	MARRIOTT VACATIONS WORLDWIDE C COM
VACC	VACCITECH PLC ADS
VAL	VALARIS LIMITED CL A
VAL+	VALARIS LIMITED WT EXP 042928
VALE	VALE S A SPONSORED ADS
VALN	VALNEVA SE SPONSORED ADS
VALQ	AMERICAN CENTY ETF TR US QUALITY VAL
VALT	ETF MANAGERS TR ETFMG SIT ULTR
VALU	VALUE LINE INC COM
VANI	VIVANI MEDICAL INC COMMON STOCK
VAPO	VAPOTHERM INC COM
VAQC	VECTOR ACQUISITION CORP II CL A SHS
VATE	INNOVATE CORP COM
VAW	VANGUARD WORLD FDS MATERIALS ETF
VAXX	VAXXINITY INC COM CL A
VB	VANGUARD INDEX FDS SMALL CP ETF
VBF	INVESCO BD FD COM
VBFC	VILLAGE BK & TR FINL CORP COM NEW
VBIV	VBI VACCINES INC CDA COM NEW
VBK	VANGUARD INDEX FDS SML CP GRW ETF

VBLT	VASCULAR BIOGENICS LTD COM
VBND	ETF SER SOLUTIONS VIDENT US BOND
VBNK	VERSABANK NEW COM
VBOC	VISCOGLIOSI BROS ACQUISTN CORP COMMON STOCK
VBOCU	VISCOGLIOSI BROS ACQUISTN CORP UNIT EX 031827
VBOCW	VISCOGLIOSI BROS ACQUISTN CORP WT EXP 031827
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VBTX	VERITEX HLDGS INC COM
VC	VISTEON CORP COM NEW
VCAR	SIMPLIFY EXCHANGE TRADED FUNDS VOLT ROBOCAR DI
VCEL	VERICEL CORP COM
VCIF	VERTICAL CAP INCOME FD SHS BEN INT
VCIG	VCI GLOBAL LTD ORD SHS
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLN	VIRTUS ETF TR II DUFF & PHELPS CL
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCNX	VACCINEX INC COM
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCSA	VACASA INC CLASS A COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCTR	VICTORY CAP HLDGS INC COM CL A
VCV	INVESCO CALIF VALUE MUN INCOME COM
VCXA	10X CAP VENTURE ACQSTN CORP II COM CL A
VCXAU	10X CAP VENTURE ACQSTN CORP II UNIT EX 041928
VCXAW	10X CAP VENTURE ACQSTN CORP II WT EX 041928
VCXB	10X CAPITAL VENTURE ACQ III CL A ORD SHS
VCXB+	10X CAPITAL VENTURE ACQ III WT EXP 063028
VCXB=	10X CAPITAL VENTURE ACQ III UNIT
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VDNI	MANAGED PORTFOLIO SERIES V SHARES US DIV
VEA	VANGUARD TAX-MANAGED FDS VAN FTSE DEV MKT
VECO	VEECO INSTRS INC DEL COM

VECT	VECTIVBIO HLDG AG ORD SHS
VEDU	VISIONARY ED TEC HLDGS GRP INC COM
VEEE	TWIN VEE POWERCATS CO COM
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES INC MSCI AGRICULTURE
VEL	VELOCITY FINL INC COM
VEMY	VIRTUS ETF TR II STONE HARBOR EMG
VEON	VEON LTD SPONSORED ADS
VERA	VERA THERAPEUTICS INC CL A
VERB	VERB TECHNOLOGY CO INC COM NEW
VERBW	VERB TECHNOLOGY CO INC WT EXP 031424
VERI	VERITONE INC COM
VERO	VENUS CONCEPT INC COM NEW
VERS	PROSHARES TR METAVERSE ETF
VERU	VERU INC COM
VERV	VERVE THERAPEUTICS INC COM
VERX	VERTEX INC CL A
VERY	VERICITY INC COM
VET	VERMILION ENERGY INC COM
VEU	VANGUARD INTL EQUITY INDEX FDS ALLWRLD EX US
VEV	VICINITY MOTOR CORP COM
VFC	V F CORP COM
VFF	VILLAGE FARMS INTL INC COM
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFL	DELAWARE INVTS NATL MUN INCOME SH BEN INT
VGAS	VERDE CLEAN FUELS INC CLASS A COM
VGASW	VERDE CLEAN FUELS INC WT EXP 021528
VGI	VIRTUS GLOBAL MULTI-SECTOR INC COM
VGIT	VANGUARD SCOTTSDALE FDS INTER TERM TREAS
VGK	VANGUARD INTL EQUITY INDEX FDS FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG TERM TREAS
VGM	INVESCO TR INVT GRADE MUNS COM
VGR	VECTOR GROUP LTD COM

VGSH	VANGUARD SCOTTSDALE FDS SHORT TERM TREAS
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHAQ	VIVEON HEALTH ACQUISITION CORP COMMON STOCK
VHAQ+	VIVEON HEALTH ACQUISITION CORP WT EXP
VHAQ=	VIVEON HEALTH ACQUISITION CORP UNIT
VHAQ^	VIVEON HEALTH ACQUISITION CORP RT
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHNA	VAHANNA TECH EDGE ACQSTN I CRP CLASS A ORD
VHNAU	VAHANNA TECH EDGE ACQSTN I CRP UNIT EX 112226
VHNAW	VAHANNA TECH EDGE ACQSTN I CRP WT EXP 113028
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIA	VIA RENEWABLES INC CL A COM NEW
VIAO	VIA OPTRONICS AG SPONSORED ADS
VIASP	VIA RENEWABLES INC 8.75% PFD SER A
VIAV	VIAVI SOLUTIONS INC COM
VICE	ADVISORSHARES TR VICE E T F
VICI	VICI PPTYS INC COM
VICR	VICOR CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTERNATI
VIEW	VIEW INC COM CL A
VIEWW	VIEW INC WT EXP 030826
VIG	VANGUARD SPECIALIZED FUNDS DIV APP ETF
VIGI	VANGUARD WHITEHALL FDS INTL DVD ETF
VIGL	VIGIL NEUROSCIENCE INC COM
VII	7GC & CO HOLDINGS INC COM CL A
VIIAU	7GC & CO HOLDINGS INC UNIT EXP 122325
VIIAW	7GC & CO HOLDINGS INC WT EXP 122325
VINC	VINCERX PHARMA INC COM NEW
VINE	FRESH VINE WINE INC COM
VINO	GAUCHO GROUP HLDGS INC COM NEW
VINP	VINCI PARTNERS INVTS LTD COM CL A
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH

VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOT	VIOMI TECHNOLOGY CO LTD SPONSORED ADS
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIPS	VIPSHOP HOLDINGS LIMITED SPONSORED ADS A
VIR	VIR BIOTECHNOLOGY INC COM
VIRC	VIRCO MFG CO COM
VIRI	VIRIOS THERAPEUTICS INC COM
VIRT	VIRTU FINL INC CL A
VIRX	VIRACTA THERAPEUTICS INC COM
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISL	VISLINK TECHNOLOGIES INC COM NEW
VIST	VISTA ENERGY S.A.B. DE C.V. SPONSORED ADS
VITL	VITAL FARMS INC COM
VIV	TELEFONICA BRASIL SA NEW ADR
VIVK	VIVAKOR INC COM NEW
VJET	VOXELJET AG ADS
VKI	INVESCO ADVANTAGE MUN INCOME T SH BEN INT
VKQ	INVESCO MUNICIPAL TRUST COM
VKTX	VIKING THERAPEUTICS INC COM
VLCN	VOLCON INC COM
VLD	VELO3D INC COMMON STOCK
VLD+	VELO3D INC WT EXP 092926
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLN	VALENS SEMICONDUCTOR LTD ORDINARY SHARES
VLN+	VALENS SEMICONDUCTOR LTD WT EXP 093026
VLO	VALERO ENERGY CORP COM
VLRS	CONTROLADORA VUELA COMP DE AVI SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLU	SPDR SER TR SPDR S&P1500VL
VLY	VALLEY NATL BANCORP COM
VLYPO	VALLEY NATL BANCORP 5.50% PFD SER B
VLYPP	VALLEY NATL BANCORP 6.25% PFD SER A
VMAR	VISION MARINE TECHNOLOGIES INC COM
VMBS	VANGUARD SCOTTSDALE FDS MTG-BKD SECS ETF

VMC	VULCAN MATLS CO COM
VMCA	VALUENCE MERGER CORP I CLASS A ORD SHS
VMCAU	VALUENCE MERGER CORP I UNIT EX 021827
VMCAW	VALUENCE MERGER CORP I WT EXP 021827
VMD	VIEMED HEALTHCARE INC COM
VMEO	VIMEO INC COMMON STOCK
VMI	VALMONT INDS INC COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VMW	VMWARE INC CL A COM
VNAM	GLOBAL X FDS MSCI VIETNAM ETF
VNCE	VINCE HLDG CORP COM NEW
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	VNET GROUP INC SPONSORED ADS A
VNLA	JANUS DETROIT STR TR HENDRSN SHRT ETF
VNMC	NATIXIS ETF TRUST II VAUGHAN NLSN MDC
VNO	VORNADO RLTY TR SH BEN INT
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNO-M	VORNADO RLTY TR 5.25% CUM PFD M
VNO-N	VORNADO RLTY TR 5.25 PFD SR N
VNO-O	VORNADO RLTY TR 4.45% CUM PFD O
VNOM	VIPER ENERGY PARTNERS LP COM UNT RP INT
VNQ	VANGUARD INDEX FDS REAL ESTATE ETF
VNQI	VANGUARD INTL EQUITY INDEX FDS GLB EX US ETF
VNRX	VOLITIONRX LTD COM
VNSE	NATIXIS ETF TRUST II VAUGHAN NELSN SL
VNT	VONTIER CORPORATION COM
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPONSORED ADR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS

VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOR	VOR BIOPHARMA INC COM
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS COMM SRVC ETF
VOXR	VOX ROYALTY CORP COM
VOXX	VOXX INTL CORP CL A
VOYA	VOYA FINANCIAL INC COM
VOYA-B	VOYA FINANCIAL INC 5.35% DP PFD B
VPC	ETFIS SER TR I VIRTUS PVT CR
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FDS FTSE PACIFIC ETF
VPN	GLOBAL X FDS DATA CTR REITS
VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INC TR COM
VQS	VIQ SOLUTIONS INC COM NEW
VR	GLOBAL X FDS METAVERSE ETF
VRA	VERA BRADLEY INC COM
VRAI	ETFIS SER TR I VIRTUS REAL AS
VRAR	GLIMPSE GROUP INC COM
VRAX	VIRAX BIOLABS GROUP LTD ORD SHS
VRAY	VIEWRAY INC COM
VRCA	VERRICA PHARMACEUTICALS INC COM
VRDN	VIRIDIAN THERAPEUTICS INC COM
VRE	VERIS RESIDENTIAL INC COM
VREX	VAREX IMAGING CORP COM
VRIG	INVESCO ACTIVELY MANAGED ETF VAR RATE INVT
VRM	VROOM INC COM
VRME	VERIFYME INC COM NEW
VRMEW	VERIFYME INC WT EXP 062225
VRNA	VERONA PHARMA PLC SPONSORED ADS
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	INVESCO EXCH TRADED FD TR II VAR RATE PFD

VRPX	VIRPAX PHARMACEUTICALS INC COM
VRRM	VERRA MOBILITY CORP CL A COM STK
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM
VRT	VERTIV HOLDINGS CO COM CL A
VRTS	VIRTUS INVT PARTNERS INC COM
VRTV	VERITIV CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VS	VERSUS SYSTEMS INC COM
VSAC	VISION SENSING ACQUISITION COR CLASS A COM
VSACU	VISION SENSING ACQUISITION COR UNIT EX 102126
VSACW	VISION SENSING ACQUISITION COR WT EXP 102126
VSAT	VIASAT INC COM
VSCO	VICTORIAS SECRET AND CO COMMON STOCK
VSDA	VICTORY PORTFOLIOS II VICSHS DV AC ETF
VSEC	VSE CORP COM
VSH	VISHAY INTERTECHNOLOGY INC COM
VSLU	ETF OPPORTUNITIES TRUST APPLIED FINA VAL
VSMV	VICTORY PORTFOLIOS II VICTORYSHS US
VSS	VANGUARD INTL EQUITY INDEX FDS FTSE SMCAP ETF
VSSYW	VERSUS SYSTEMS INC WT EXP 121725
VST	VISTRA CORP COM
VST+A	VISTRA CORP WT EXP 020224
VSTA	VASTA PLATFORM LTD CL A
VSTM	VERASTEM INC COM NEW
VSTO	VISTA OUTDOOR INC COM
VT	VANGUARD INTL EQUITY INDEX FDS TT WRLD ST ETF
VTC	VANGUARD SCOTTSDALE FDS TOTAL CORP BND
VTEB	VANGUARD MUN BD FDS TAX EXEMPT BD
VTES	VANGUARD WELLINGTON FD SHORT TRM TAX EX
VTEX	VTEX SHS CL A
VTGN	VISTAGEN THERAPEUTICS INC COM
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT

VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTLE	VITAL ENERGY INC COM
VTN	INVESCO TR INVT GRADE NEW YORK COM
VTNR	VERTEX ENERGY INC COM
VTOL	BRISTOW GROUP INC COM
VTR	VENTAS INC COM
VTRS	VIATRIS INC COM
VTRU	VITRU LTD COM
VTS	VITESSE ENERGY INC COMMON STOCK
VTSI	VIRTRA INC COM PAR
VTV	VANGUARD INDEX FDS VALUE ETF
VTVT	VTV THERAPEUTICS INC CL A
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VTYX	VENTYX BIOSCIENCES INC COM
VUG	VANGUARD INDEX FDS GROWTH ETF
VUSE	ETF SER SOLUTIONS VIDENT US EQUITY
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVI	VIAD CORP COM
VVOS	VIVOS THERAPEUTICS INC COM
VVPR	VIVOPOWER INTERNATIONAL PLC SHS
VVR	INVESCO SR INCOME TR COM
VVV	VALVOLINE INC COM
VVX	V2X INC COM
VWE	VINTAGE WINE ESTATES INC COM
VWEWW	VINTAGE WINE ESTATES INC WT EXP 060826
VWO	VANGUARD INTL EQUITY INDEX FDS FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS EM MK GOV BD ETF
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXRT	VAXART INC COM NEW
VXUS	VANGUARD STAR FDS VG TL INTL STK F
VYGR	VOYAGER THERAPEUTICS INC COM

VYM	VANGUARD WHITEHALL FDS HIGH DIV YLD
VYMI	VANGUARD WHITEHALL FDS INTL HIGH ETF
VYNE	VYNE THERAPEUTICS INC COM
VZ	VERIZON COMMUNICATIONS INC COM
VZIO	VIZIO HLDG CORP CL A COM
VZLA	VIZSLA SILVER CORP COM NEW
W	WAYFAIR INC CL A
WAB	WABTEC COM
WABC	WESTAMERICA BANCORPORATION COM
WAFD	WASHINGTON FED INC COM
WAFDP	WASHINGTON FED INC 4.875% DEP PFD A
WAFU	WAH FU EDUCATION GROUP LIMITED SHS
WAL	WESTERN ALLIANCE BANCORP COM
WAL-A	WESTERN ALLIANCE BANCORP 4.250% DEP PFD A
WALD	WALDENCAST PLC CLASS A ORD SHS
WALDW	WALDENCAST PLC WT EXP 072727
WANT	DIREXION SHS ETF TR DLY CNMSR BULL
WASH	WASHINGTON TR BANCORP INC COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM
WAVC	WAVERLEY CAPITAL ACQUIS CORP 1 SHS CL A
WAVC+	WAVERLEY CAPITAL ACQUIS CORP 1 WT EXP 071526
WAVC=	WAVERLEY CAPITAL ACQUIS CORP 1 UNIT
WAVD	WAVEDANCER INC COM
WAVE	ECO WAVE POWER GLOBAL AB SPONSORED ADS
WAVS	WESTERN ACQSTN VENTURES CORP COM
WAVSU	WESTERN ACQSTN VENTURES CORP UNIT EX 090126
WAVSW	WESTERN ACQSTN VENTURES CORP WT EXP 090126
WB	WEIBO CORP SPONSORED ADR
WBA	WALGREENS BOOTS ALLIANCE INC COM
WBD	WARNER BROS DISCOVERY INC COM SER A
WBIF	ABSOLUTE SHS TR WBI BBR VAL 3000
WBIG	ABSOLUTE SHS TR WBI BBR YLD 3000
WBIL	ABSOLUTE SHS TR WBI BBR QTY 3000

WBIY	ABSOLUTE SHS TR WBI PWR FCTR ETF
WBND	LEGG MASON ETF INVT WESTN ASET TTL
WBS	WEBSTER FINL CORP COM
WBS-F	WEBSTER FINL CORP DEP SHS RP PFD F
WBS-G	WEBSTER FINL CORP 6.50% CUM PFD G
WBX	WALLBOX NV SHS CL A
WBX+	WALLBOX NV WT EXP 100126
WCBR	WISDOMTREE TR CYBERSECURITY FD
WCC	WESCO INTL INC COM
WCC-A	WESCO INTL INC DP SH FXRT PFD A
WCEO	TWO RDS SHARED TR HYPATIA WOMEN
WCLD	WISDOMTREE TR CLOUD COMPUTNG
WCN	WASTE CONNECTIONS INC COM
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP. COM
WDFC	WD 40 CO COM
WDH	WATERDROP INC ADS
WDI	WESTERN ASSET DIVERSIFIED INCM COM SHS BEN INT
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDS	WOODSIDE ENERGY GROUP LTD SPONSORED ADR
WE	WEWORK INC CL A
WE+	WEWORK INC WT EXP 102026
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEAV	WEAVE COMMUNICATIONS INC COM
WEBL	DIREXION SHS ETF TR DAILY DJ BULL
WEBS	DIREXION SHS ETF TR DAILY DJ BEAR
WEC	WEC ENERGY GROUP INC COM
WEIX	DYNAMIC SHARES TRUST SHORT SHRT TR VL
WEJO	WEJO GROUP LIMITED COMMON SHARES
WEJOW	WEJO GROUP LIMITED WT EXP 111826
WEL	INTEGRATED WELLNESS ACQ CORP ORD SHS CL A
WEL+	INTEGRATED WELLNESS ACQ CORP WT EXP 103128

WEL=	INTEGRATED WELLNESS ACQ CORP UNIT
WELL	WELLTOWER INC COM
WEN	WENDYS CO COM
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN MIDSTREAM PARTNERS LP COM UNIT LP INT
WEST	WESTROCK COFFEE CO COM
WESTW	WESTROCK COFFEE CO WT EXP 082927
WETG	WETRADE GROUP INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI FINL GROUP INC SPONSORED ADS
WFC	WELLS FARGO CO NEW COM
WFC-A	WELLS FARGO CO NEW DEP SH PFD CL A
WFC-C	WELLS FARGO & CO NEW 4.37 DP A PFD CC
WFC-D	WELLS FARGO & CO NEW DEP CL A PFD DD
WFC-L	WELLS FARGO CO NEW PERP PFD CNV A
WFC-Q	WELLS FARGO CO NEW DEP SHS 1/1000 A
WFC-R	WELLS FARGO CO NEW DEP 1/1000 PFD A
WFC-Y	WELLS FARGO CO NEW NON CUM PFD Y
WFC-Z	WELLS FARGO CO NEW DP PF CL A SR Z
WFCF	WHERE FOOD COMES FROM INC COM NEW
WFG	WEST FRASER TIMBER CO LTD COM
WFH	DIREXION SHS ETF TR WORK FROM HOME
WFRD	WEATHERFORD INTL PLC ORD SHS
WGMI	VALKYRIE ETF TRUST II BITCOIN MINERS
WGO	WINNEBAGO INDS INC COM
WGRO	WISDOMTREE TR U S GRWT & MNTM
WGS	GENEDX HOLDINGS CORP COM CL A
WGSWW	GENEDX HOLDINGS CORP WT EXP 072226
WH	WYNDHAM HOTELS & RESORTS INC COM
WHD	CACTUS INC CL A
WHF	WHITEHORSE FIN INC COM
WHG	WESTWOOD HLDGS GROUP INC COM
WHLM	WILHELMINA INTL INC COM NEW

WHLR	WHEELER REAL ESTATE INVT TR COM NEW
WHLRD	WHEELER REAL ESTATE INVT TR PFD CNV SER D
WHLRL	WHEELER REAL ESTATE INVT TR 7% SR NT 31
WHLRP	WHEELER REAL ESTATE INVT TR CV PFD SER B
WHR	WHIRLPOOL CORP COM
WIA	WESTERN ASST INFLTN LKD INM FD COM SH BEN INT
WILC	G WILLI FOOD INTL LTD ORD
WIMI	WIMI HOLOGRAM CLOUD INC SPON ADS CL B
WINA	WINMARK CORP COM
WINC	LEGG MASON ETF INVT WESTN AST SHRT
WING	WINGSTOP INC COM
WINN	HARBOR ETF TRUST LONG TERM GROWER
WINT	WINDTREE THERAPEUTICS INC COM NEW
WINV	WINVEST ACQUISITION CORP COMMON STOCK
WINVR	WINVEST ACQUISITION CORP RT
WINVU	WINVEST ACQUISITION CORP UNIT EX 080926
WINVW	WINVEST ACQUISITION CORP WT EXP 080926
WIP	SPDR SER TR FTSE INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WISA	WISA TECHNOLOGIES INC COM NEW
WISH	CONTEXTLOGIC INC CL A NEW
WIT	WIPRO LTD SPON ADR 1 SH
WIW	WESTERN AST INFL LKD OPP & INM COM
WIX	WIX COM LTD SHS
WIZ	EA SERIES TRUST MERLYN AI BULL
WK	WORKIVA INC COM CL A
WKEY	WISEKEY INTERNATIONAL HLDS LTD SPON ADS
WKHS	WORKHORSE GROUP INC COM NEW
WKLY	TIDAL ETF TR SOFI WEEKLY DIVI
WKME	WALKME LTD ORD SHS
WKSP	WORKSPORT LTD COM NEW
WKSPW	WORKSPORT LTD WT EXP 060126
WLDN	WILLDAN GROUP INC COM
WLDS	WEARABLE DEVICES LTD ORDINARY SHS

WLDSW	WEARABLE DEVICES LTD WT EXP 091427
WLFC	WILLIS LEASE FIN CORP COM
WLGS	WANG LEE GROUP INC SHS
WLK	WESTLAKE CORPORATION COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP
WLMS	WILLIAMS INDL SVCS GROUP INC COM
WLTG	ETF OPPORTUNITIES TRUST WEALTHTRUST DBS
WLTH	NORTHERN LTS FD TR II LIFEGOAL WEALTH
WLY	WILEY JOHN & SONS INC CL A
WLYB	WILEY JOHN & SONS INC CL B
WM	WASTE MGMT INC DEL COM
WMB	WILLIAMS COS INC COM
WMC	WESTERN ASSET MTG CAP CORP COM
WMG	WARNER MUSIC GROUP CORP COM CL A
WMK	WEIS MKTS INC COM
WMPN	WILLIAM PENN BANCORPORATION COM
WMS	ADVANCED DRAIN SYS INC DEL COM
WMT	WALMART INC COM
WNC	WABASH NATL CORP COM
WNDY	GLOBAL X FDS WIND ENERGY ETF
WNEB	WESTERN NEW ENG BANCORP INC COM
WNNR	ANDRETTI ACQUISITION CORP CL A ORD SHS
WNNR+	ANDRETTI ACQUISITION CORP WT EXP
WNNR=	ANDRETTI ACQUISITION CORP UNIT
WNS	WNS HLDGS LTD SPON ADR
WNW	MEIWU TECHNOLOGY COMPANY LTD ORD SHS
WOLF	WOLFSPEED INC COM
WOMN	IMPACT SHS TR I YWCA WOMENS ETF
WOOD	ISHARES TR GL TIMB FORE ETF
WOOF	PETCO HEALTH & WELLNESS CO INC COM
WOR	WORTHINGTON INDS INC COM
WORX	SCWORX CORP COM
WOW	WIDEOPENWEST INC COM
WPC	WP CAREY INC COM

WPM	WHEATON PRECIOUS METALS CORP COM
WPP	WPP PLC NEW ADR
WPRT	WESTPORT FUEL SYSTEMS INC COM
WPS	ISHARES TR INTL DEVPPTY ETF
WRAC	WILLIAMS ROWLAND ACQUISITION C COM
WRAC+	WILLIAMS ROWLAND ACQUISITION C WT EXP 121126
WRAC=	WILLIAMS ROWLAND ACQUISITION C UNIT EX 111226
WRAP	WRAP TECHNOLOGIES INC COM
WRB	BERKLEY W R CORP COM
WRB-E	BERKLEY W R CORP 5.70% SB DB 2058
WRB-F	BERKLEY W R CORP CAL SUB DEB 59
WRB-G	BERKLEY W R CORP 4.25% DEB 60
WRB-H	BERKLEY W R CORP 4.125 % SUB 61
WRBY	WARBY PARKER INC CL A COM
WRK	WESTROCK CO COM
WRLD	WORLD ACCEP CORPORATION COM
WRN	WESTERN COPPER & GOLD CORP COM
WRND	INDEXIQ ETF TR IQ GLOBAL EQUITY
WSBC	WESBANCO INC COM
WSBCP	WESBANCO INC 6.75% DP PFD A
WSBF	WATERSTONE FINL INC MD COM
WSC	WILLSCOT MOBIL MINI HLDNG CORP COM CL A
WSFS	WSFS FINL CORP COM
WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM
WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WT	WISDOMTREE INC COM
WTBA	WEST BANCORPORATION INC CAP STK
WTER	ALKALINE WTR CO INC COM
WTFC	WINTRUST FINL CORP COM
WTFCM	WINTRUST FINL CORP PFD-D FIX/FLT
WTFCP	WINTRUST FINL CORP 6.875 DP SH PF E

WTI	W & T OFFSHORE INC COM
WTID	BANK MONTREAL MEDIUM MICROSE LKD 43
WTIU	BANK MONTREAL MEDIUM MICROSECTORS LVG
WTM	WHITE MTNS INS GROUP LTD COM
WTMA	WELSBACH TECH METALS ACQU CORP COM
WTMAR	WELSBACH TECH METALS ACQU CORP RT
WTMAU	WELSBACH TECH METALS ACQU CORP UNIT EX 122226
WTMF	WISDOMTREE TR FUTRE STRAT FD
WTRE	WISDOMTREE TR NEW ECON REAL ES
WTRG	ESSENTIAL UTILS INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTTR	SELECT WATER SOLUTIONS INC CL A COM
WTV	WISDOMTREE TR WISDOMTREE US VA
WTW	WILLIS TOWERS WATSON PLC LTD SHS
WU	WESTERN UN CO COM
WUCT	UBS AG LONDON BRANCH CALL LKD 53
WULF	TERAWULF INC COM
WVE	WAVE LIFE SCIENCES LTD SHS
WVVI	WILLAMETTE VY VINEYARD INC COM
WVVIP	WILLAMETTE VY VINEYARD INC RED PFD SER A
WW	WW INTL INC COM
WWAC	WORLDWIDE WEBB ACQUISITION COR CLASS A ORD SHS
WWACU	WORLDWIDE WEBB ACQUISITION COR UNIT EX 102026
WWACW	WORLDWIDE WEBB ACQUISITION COR WT EXP 102026
WWD	WOODWARD INC COM
WWE	WORLD WRESTLING ENTMT INC CL A
WWJD	NORTHERN LTS FD TR IV INSPIRE INTL ETF
WWR	WESTWATER RES INC COM NEW
WWW	WOLVERINE WORLD WIDE INC COM
WY	WEYERHAEUSER CO MTN BE COM NEW
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COMMON
X	UNITED STATES STL CORP NEW COM

XAIR	BEYOND AIR INC COM
XAR	SPDR SER TR AEROSPACE DEF
XB	BONDBLOXX ETF TRUST B RT USD HI YLD
XBB	BONDBLOXX ETF TRUST BB RT USD HI YLD
XBI	SPDR SER TR S&P BIOTECH
XBIL	RBB FD INC US TRSRY 6 MNTH
XBIO	XENETIC BIOSCIENCES INC COM
XBIOW	XENETIC BIOSCIENCES INC WT EXP 071924
XBIT	XBIOTECH INC COM
XC	WISDOMTREE TR EMERGING MKT EXC
XCCC	BONDBLOXX ETF TRUST CCC RT USD HI YL
XCEM	COLUMBIA ETF TR II EM CORE EX ETF
XCLR	GLOBAL X FDS S&P 500 COLLAR
XCOR	FUNDX INVT TR FUNDX ETF
XCUR	EXICURE INC COM NEW
XDNA	KELLY STRATEGIC ETF TRUST CRISPR & GENE ED
XEL	XCEL ENERGY INC COM
XELA	EXELA TECHNOLOGIES INC COM
XELAP	EXELA TECHNOLOGIES INC 6% CONV PFD SR B
XELB	XCEL BRANDS INC COM NEW
XENE	XENON PHARMACEUTICALS INC COM
XERS	XERIS BIOPHARMA HOLDINGS INC COM
XES	SPDR SER TR OILGAS EQUIP
XFIN	EXCELFIN ACQUISITION CORP COM CL A
XFINU	EXCELFIN ACQUISITION CORP UNIT EX 102528
XFINW	EXCELFIN ACQUISITION CORP WT EXP 102528
XFIV	BONDBLOXX ETF TRUST BLOOMBERG FVE YR
XFLT	XAI OCTAGON FLOATING RATE & AL COM
XFLT-A	XAI OCTAGON FLOATING RATE & AL 6.50% 26 TRM PFD
XFOR	X4 PHARMACEUTICALS INC COM
XGN	EXAGEN INC COM
XHB	SPDR SER TR S&P HOMEBUILD
XHE	SPDR SER TR HLTH CR EQUIP
XHLF	BONDBLOXX ETF TRUST BLOOMBERG SIX MN

XHR	XENIA HOTELS & RESORTS INC COM
XHS	SPDR SER TR HLTH CARE SVCS
XHYC	BONDBLOXX ETF TRUST USD HI YLD CONSU
XHYD	BONDBLOXX ETF TRUST USD HI YLD NON C
XHYE	BONDBLOXX ETF TRUST USD HI YLD ENERG
XHYF	BONDBLOXX ETF TRUST USD HI YLD FINAN
XHYH	BONDBLOXX ETF TRUST USD HI YLD HEALT
XHYI	BONDBLOXX ETF TRUST USD HI YLD INDUS
XHYT	BONDBLOXX ETF TRUST USD HI YLD TELEC
XIN	XINYUAN REAL ESTATE CO LTD SPON ADR
XITK	SPDR SER TR FACTST INV ETF
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLC	SELECT SECTOR SPDR TR COMMUNICATION
XLE	SELECT SECTOR SPDR TR ENERGY
XLF	SELECT SECTOR SPDR TR FINANCIAL
XLG	INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLO	XILIO THERAPEUTICS INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRE	SELECT SECTOR SPDR TR RL EST SEL SEC
XLSR	SSGA ACTIVE TR SPDR SSGA US SCT
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XM	QUALTRICS INTL INC COM CL A
XME	SPDR SER TR S&P METALS MNG
XMHQ	INVESCO EXCHANGE TRADED FD TR S&P MDCP QUALITY
XMLV	INVESCO EXCH TRADED FD TR II S&P MIDCP LOW
XMMO	INVESCO EXCHANGE TRADED FD TR S&P MDCP MOMNTUM
XMTR	XOMETRY INC CLASS A COM
XMVM	INVESCO EXCHANGE TRADED FD TR S&P MDCP VLU MNT
XNAV	FUNDX INVT TR AGGRESSIVE ETF
XNCR	XENCOR INC COM

XNET	XUNLEI LTD SPONSORED ADR
XNTK	SPDR SER TR NYSE TECH ETF
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM NEW
XOMAO	XOMA CORP DEL 8.375% DP PFD B
XOMAP	XOMA CORP DEL 8.625% CUM PFD A
XONE	BONDBLOXX ETF TRUST BLOOMBERG ONE YR
XOP	SPDR SER TR S&P OILGAS EXP
XOS	XOS INC COMMON STOCK
XOSWW	XOS INC WT EXP
XOUT	GRANITESHARES ETF TR XOUT US LRG CP
XP	XP INC CL A
XPAX	XPAC ACQUISITION CORP CLASS A ORD
XPAXU	XPAC ACQUISITION CORP UNIT EX 072721
XPAXW	XPAC ACQUISITION CORP WT EXP
XPDB	POWER & DIGITAL INFRASTRUCTURE CLASS A COM
XPDBU	POWER & DIGITAL INFRASTRUCTURE UNIT EX 120926
XPDBW	POWER & DIGITAL INFRASTRUCTURE WT EXP 120926
XPEL	XPEL INC COM
XPER	XPERI INC COMMON STOCK
XPEV	XPENG INC ADS
XPH	SPDR SER TR S&P PHARMAC
XPL	SOLITARIO ZINC CORP COM
XPND	FIRST TR EXCHNG TRADED FD VIII EXPANDED TECHNOL
XPO	XPO INC COM
XPOF	XPONENTIAL FITNESS INC COM CL A
XPON	EXPION360 INC COM
XPP	PROSHARES TR ULT FTSE CHIN 50
XPRO	EXPRO GROUP HOLDINGS NV COM
XRAY	DENTSPLY SIRONA INC COM
XRLV	INVESCO EXCH TRADED FD TR II S&P 500 EX RAT
XRMI	GLOBAL X FDS S&P 500 RISK
XRT	SPDR SER TR S&P RETAIL ETF
XRTX	XORTX THERAPEUTICS INC COM NEW

XRX	XEROX HOLDINGS CORP COM NEW
XSD	SPDR SER TR S&P SEMICNDCTR
XSLV	INVESCO EXCH TRADED FD TR II S&P SMLCP LOW
XSMO	INVESCO EXCHANGE TRADED FD TR S&P SMLCP MOMENT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSVM	INVESCO EXCHANGE TRADED FD TR S&P SMCP VLU MNT
XSVN	BONDBLOXX ETF TRUST BLOOMBERG SEVEN
XSW	SPDR SER TR COMP SOFTWARE
XT	ISHARES TR EXPONENTIAL TECH
XTEN	BONDBLOXX ETF TRUST BLOOMBERG TEN YR
XTL	SPDR SER TR S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE
XTN	SPDR SER TR S&P TRANSN ETF
XTNT	XTANT MED HLDGS INC COM NEW
XTR	GLOBAL X FDS S&P 500 TAIL
XTRE	BONDBLOXX ETF TRUST BLOOMBERG THREE
XTWO	BONDBLOXX ETF TRUST BLOOMBERG TWO YR
XTWY	BONDBLOXX ETF TRUST BLOOMBERG TWENTY
XWEB	SPDR SER TR S&P INTERNET ETF
XWEL	XWELL INC COM
XXII	22ND CENTY GROUP INC COM
XYF	X FINL SPONSORED ADS
XYL	XYLEM INC COM
XYLD	GLOBAL X FDS S&P 500 COVERED
XYLE	GLOBAL X FDS S&P 500 ESG COVE
XYLG	GLOBAL X FDS S&P 500 COVERED
YALA	YALLA GROUP LTD ADS
YALL	TIDAL ETF TR GOD BLESS AMER
YANG	DIREXION SHS ETF TR DAILY FTSE CHINA
YCBD	CBDMD INC COM NEW
YCBD-A	CBDMD INC 8% SER A CUM PFD
YCL	PROSHARES TR II ULTRA YEN NEW
YCS	PROSHARES TR II ULTRASHORT YEN N
YEAR	AB ACTIVE ETFS INC ULTRA SHORT INCM

YELL	YELLOW CORP COM
YELP	YELP INC CL A
YETI	YETI HLDGS INC COM
YEXT	YEXT INC COM
YGF	YANGUFANG INTERNATIONAL GROUP ORDINARY SHARES
YGMZ	MINGZHU LOGISTICS HLDGS LTD COM
YI	111 INC ADS
YINN	DIREXION SHS ETF TR DL FTSE BULL 3X
YJ	YUNJI INC ADS RP CL A
YLD	PRINCIPAL EXCHANGE TRADED FDS ACTIVE HIGH YL
YLDE	LEGG MASON ETF INVT CLEARBRIDGE DI
YMAB	Y-MABS THERAPEUTICS INC COM
YMM	FULL TRUCK ALLIANCE CO LTD SPONSORED ADS
YNDX	YANDEX N V SHS CLASS A
YOLO	ADVISORSHARES TR PURE CANNABIS
YORW	YORK WTR CO COM
YOSH	YOSHIHARU GLOBAL CO COM CL A
YOTA	YOTTA ACQUISITION CORPORATION COMMON STOCK
YOTAR	YOTTA ACQUISITION CORPORATION RT
YOTAU	YOTTA ACQUISITION CORPORATION UNIT EX 031527
YOTAW	YOTTA ACQUISITION CORPORATION WT EXP 031527
YOU	CLEAR SECURE INC COM CL A
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YQ	17 ED & TECHNOLOGY GROUP INC ADS
YRD	YIREN DIGITAL LTD SPONSORED ADS
YS	YS BIOPHARMA CO LTD ORDINARY SHARES
YSBPW	YS BIOPHARMA CO LTD WT EXP 031528
YSG	YATSEN HLDG LTD ADS
YTEN	YIELD10 BIOSCIENCE INC COM
YTRA	YATRA ONLINE INC ORD SHS
YUM	YUM BRANDS INC COM
YUMC	YUM CHINA HLDGS INC COM
YUMY	VANECK ETF TRUST FUTURE OF FOOD
YVR	LIQUID MEDIA GROUP LTD NEW COM NEW

YXI	PROSHARES TR SHT FTSE CHIN 50
YY	JOYY INC ADS REPSTG COM A
YYY	AMPLIFY ETF TR HIGH INCOME
Z	ZILLOW GROUP INC CL C CAP STK
ZAPP	ZAPP ELEC VEHS GROUP LTD SHS
ZAPPW	ZAPP ELEC VEHS GROUP LTD WT EXP 042828
ZBH	ZIMMER BIOMET HOLDINGS INC COM
ZBRA	ZEBRA TECHNOLOGIES CORPORATION CL A
ZCMD	ZHONGCHAO INC CL A
ZD	ZIFF DAVIS INC COM
ZDGE	ZEDGE INC CL B
ZENV	ZENVIA INC CLASS A COM
ZEPP	ZEPP HEALTH CORPORATION SPONSORED ADS
ZETA	ZETA GLOBAL HOLDINGS CORP CL A
ZEUS	OLYMPIC STEEL INC COM
ZEV	LIGHTNING EMOTORS INC COM
ZEV+	LIGHTNING EMOTORS INC WT EXP 051825
ZFOX	ZEROFOX HLDGS INC COM
ZFOXW	ZEROFOX HLDGS INC WT EXP 080327
ZG	ZILLOW GROUP INC CL A
ZGN	ERMENEGILDO ZEGNA N V ORD SHS
ZH	ZHIHU INC ADS
ZHDG	TIDAL ETF TR ZEGA BUY AND HED
ZI	ZOOMINFO TECHNOLOGIES INC COMMON STOCK
ZIG	ETF SER SOLUTIONS ACQUIRERS FD
ZIM	ZIM INTEGRATED SHIPPING SERV SHS
ZIMV	ZIMVIE INC COM
ZING	FTAC ZEUS ACQUISITION COR CLASS A COM
ZINGU	FTAC ZEUS ACQUISITION COR UNIT EX 041526
ZINGW	FTAC ZEUS ACQUISITION COR WT EXP 041526
ZION	ZIONS BANCORPORATION N A COM
ZIONL	ZIONS BANCORPORATION N A SUB NT FX/FLT 28
ZIONO	ZIONS BANCORPORATION N A DEP 1/40TH PFD
ZIONP	ZIONS BANCORPORATION N A PFD 1/40 SER A

ZIP	ZIPRECRUITER INC CL A
ZIVO	ZIVO BIOSCIENCE INC COM NEW
ZIVOW	ZIVO BIOSCIENCE INC WT EXP 051426
ZJYL	JIN MED INTL LTD. ORD SHS
ZKIN	ZK INTL GROUP CO LTD SHS
ZLAB	ZAI LAB LTD ADR
ZM	ZOOM VIDEO COMMUNICATIONS INC CL A
ZNTL	ZENTALIS PHARMACEUTICALS INC COM
ZOM	ZOMEDICA CORP COM
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZS	ZSCALER INC COM
ZSB	USCF ETF TR SUSTAINABLE BAT
ZSL	PROSHARES TR II PSHS ULSSLVR NEW
ZSPY	ASYMMETRIC ETFS TRUST SMART ALPHA S&P
ZT	ZIMMER ENERGY TRANSITION ACQU COM CL A
ZTAQU	ZIMMER ENERGY TRANSITION ACQU UNIT EX 061626
ZTAQW	ZIMMER ENERGY TRANSITION ACQU WT EXP 061626
ZTAX	XSQUARE SER TR MUNICIPAL INCOME
ZTEK	ZENTEK LTD COM
ZTO	ZTO EXPRESS CAYMAN INC SPONSORED ADS A
ZTR	VIRTUS TOTAL RETURN FD INC COM
ZTS	ZOETIS INC CL A
ZUMZ	ZUMIEZ INC COM
ZUO	ZUORA INC COM CL A
ZURA	ZURA BIO LTD CLASS A ORD SHS
ZURAW	ZURA BIO LTD WT EXP 032028
ZVIA	ZEVIA PBC CL A
ZVRA	ZEVRA THERAPEUTICS INC COM NEW
ZVSA	ZYVERSA THERAPEUTICS INC COM
ZWS	ZURN ELKAY WATER SOLNS CORP COM
ZYME	ZYMEWORKS INC COM
ZYNE	ZYNERBA PHARMACEUTICALS INC COM
ZYXI	ZYNEX INC COM
ZZK	NYSE ARCA Test Symbol ZZK

VCKAU	VICKERS VANTAGE CORP I UNIT EX 091527
VCKAW	VICKERS VANTAGE CORP I WT EXP 091527
VCLN	VIRTUS ETF TR II DUFF & PHELPS CL
VCLO	SIMPLIFY EXCHANGE TRADED FUNDS VOLT CLOUD CYB
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCNX	VACCINEX INC COM
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCSA	VACASA INC CLASS A COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCTR	VICTORY CAP HLDGS INC COM CL A
VCV	INVESCO CALIF VALUE MUN INCOME COM
VCXA	10X CAP VENTURE ACQSTN CORP II COM CL A
VCXAU	10X CAP VENTURE ACQSTN CORP II UNIT EX 041928
VCXAW	10X CAP VENTURE ACQSTN CORP II WT EX 041928
VCXB	10X CAPITAL VENTURE ACQ III CL A ORD SHS
VCXB+	10X CAPITAL VENTURE ACQ III WT EXP 063028
VCXB=	10X CAPITAL VENTURE ACQ III UNIT
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VDNI	MANAGED PORTFOLIO SERIES V SHARES US DIV
VEA	VANGUARD TAX-MANAGED INTL FD VAN FTSE DEV MKT
VEC	VECTRUS INC COM
VECO	VEECO INSTRS INC DEL COM
VECT	VECTIVBIO HLDG AG ORD SHS
VEDU	VISIONARY ED TEC HLDGS GRP INC COM
VEEE	TWIN VEE POWERCATS CO COM
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES INC GLB AGRIC PR ETF
VEGN	ETF SER SOLUTIONS US VEGAN CLIMA
VEL	VELOCITY FINL INC COM
VELO	VELOCITY ACQUISITION CORP COM CL A
VELOU	VELOCITY ACQUISITION CORP UNIT

VELOW	VELOCITY ACQUISITION CORP WT EXP 022428
VENA	VENUS ACQUISITION CORPORATION SHS
VENAR	VENUS ACQUISITION CORPORATION RT
VENAU	VENUS ACQUISITION CORPORATION UNIT EX 020124
VENAW	VENUS ACQUISITION CORPORATION WT EXP 043027
VEON	VEON LTD SPONSORED ADR
VERA	VERA THERAPEUTICS INC CL A
VERB	VERB TECHNOLOGY CO INC COM
VERBW	VERB TECHNOLOGY CO INC WT EXP 031424
VERI	VERITONE INC COM
VERO	VENUS CONCEPT INC COM
VERS	PROSHARES TR METAVERSE ETF
VERU	VERU INC COM
VERV	VERVE THERAPEUTICS INC COM
VERX	VERTEX INC CL A
VERY	VERICITY INC COM
VET	VERMILION ENERGY INC COM
VEU	VANGUARD INTL EQUITY INDEX FDS ALLWRLD EX US
VEV	VICINITY MOTOR CORP COM
VFC	V F CORP COM
VFF	VILLAGE FARMS INTL INC COM
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFIN	SIMPLIFY EXCHANGE TRADED FUNDS VOLT FINTECH DIS
VFL	DELAWARE INVTS NATL MUN INCOME SH BEN INT
VG	VONAGE HLDGS CORP COM
VGFC	THE VERY GOOD FOOD CO INC COM
VGI	VIRTUS GLOBAL MULTI-SECTOR INC COM
VGII	VIRGIN GROUP ACQUISIT CORP II SHS CL A
VGII+	VIRGIN GROUP ACQUISIT CORP II WT EXP 031326
VGII=	VIRGIN GROUP ACQUISIT CORP II UNIT EX 031326
VGIT	VANGUARD SCOTTSDALE FDS INTER TERM TREAS
VGK	VANGUARD INTL EQUITY INDEX FDS FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG TERM TREAS
VGM	INVESCO TR INVT GRADE MUNS COM

VGR	VECTOR GROUP LTD COM
VGSH	VANGUARD SCOTTSDALE FDS SHORT TERM TREAS
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHAQ	VIVEON HEALTH ACQUISITION CORP COMMON STOCK
VHAQ+	VIVEON HEALTH ACQUISITION CORP WT EXP
VHAQ=	VIVEON HEALTH ACQUISITION CORP UNIT
VHAQ^	VIVEON HEALTH ACQUISITION CORP RT
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHNA	VAHANNA TECH EDGE ACQSTN I CRP CLASS A ORD
VHNAU	VAHANNA TECH EDGE ACQSTN I CRP UNIT EX 112226
VHNAW	VAHANNA TECH EDGE ACQSTN I CRP WT EXP 113028
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIA	VIA RENEWABLES INC CL A COM
VIAO	VIA OPTRONICS AG SPONSORED ADS
VIASP	VIA RENEWABLES INC 8.75% PFD SER A
VIAV	VIAVI SOLUTIONS INC COM
VICE	ADVISORSHARES TR VICE E T F
VICI	VICI PPTYS INC COM
VICR	VICOR CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTL EQ
VIEW	VIEW INC COM CL A
VIEWW	VIEW INC WT EXP 030826
VIG	VANGUARD SPECIALIZED FUNDS DIV APP ETF
VIGI	VANGUARD WHITEHALL FDS INTL DVD ETF
VIGL	VIGIL NEUROSCIENCE INC COM
VII	7GC & CO HOLDINGS INC COM CL A
VIIAU	7GC & CO HOLDINGS INC UNIT EXP 122325
VIIAW	7GC & CO HOLDINGS INC WT EXP 122325
VINC	VINCERX PHARMA INC COM NEW
VINE	FRESH VINE WINE INC COM
VINO	GAUCHO GROUP HLDGS INC COM NEW
VINP	VINCI PARTNERS INVTS LTD COM CL A

VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOT	VIOMI TECHNOLOGY CO LTD SPONSORED ADS
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIPS	VIPSHOP HOLDINGS LIMITED SPONSORED ADS A
VIR	VIR BIOTECHNOLOGY INC COM
VIRC	VIRCO MFG CO COM
VIRI	VIRIOS THERAPEUTICS INC COM
VIRT	VIRTU FINL INC CL A
VIRX	VIRACTA THERAPEUTICS INC COM
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISL	VISLINK TECHNOLOGIES INC COM
VIST	VISTA ENERGY S.A.B. DE C.V. SPONSORED ADS
VITL	VITAL FARMS INC COM
VIV	TELEFONICA BRASIL SA NEW ADR
VIVE	VIVEVE MED INC COM NEW
VIVK	VIVAKOR INC COM NEW
VIVO	MERIDIAN BIOSCIENCE INC COM
VJET	VOXELJET AG ADS
VKI	INVESCO ADVANTAGE MUN INCOME T SH BEN INT
VKQ	INVESCO MUNICIPAL TRUST COM
VKTX	VIKING THERAPEUTICS INC COM
VLAT	VALOR LATITUDE ACQUISITN CORP CLASS A ORD SHS
VLATU	VALOR LATITUDE ACQUISITN CORP UNIT EX 040226
VLATW	VALOR LATITUDE ACQUISITN CORP WT EXP 040226
VLCN	VOLCON INC COM
VLD	VELO3D INC COMMON STOCK
VLD+	VELO3D INC WT EXP 120125
VLDR	VELODYNE LIDAR INC COM
VLDRW	VELODYNE LIDAR INC WT EXP 092925
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLN	VALENS SEMICONDUCTOR LTD ORDINARY SHARES
VLN+	VALENS SEMICONDUCTOR LTD WT EXP 093026
VLNS	THE VALENS COMPANY INC COM NEW

VLO	VALERO ENERGY CORP COM
VLON	VALLON PHARMACEUTICALS INC COM
VLRS	CONTROLADORA VUELA COMP DE AVI SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLTA	VOLTA INC COM CL A
VLTA+	VOLTA INC WT EXP 082626
VLU	SPDR SER TR SPDR S&P1500VL
VLY	VALLEY NATL BANCORP COM
VLYPO	VALLEY NATL BANCORP 5.50% PFD SER B
VLYPP	VALLEY NATL BANCORP 6.25% PFD SER A
VMAR	VISION MARINE TECHNOLOGIES INC COM
VMBS	VANGUARD SCOTTSDALE FDS MTG-BKD SECS ETF
VMC	VULCAN MATLS CO COM
VMCA	VALUENCE MERGER CORP I CLASS A ORD SHS
VMCAU	VALUENCE MERGER CORP I UNIT EX 021827
VMCAW	VALUENCE MERGER CORP I WT EXP 021827
VMD	VIEMED HEALTHCARE INC COM
VMEO	VIMEO INC COMMON STOCK
VMGA	VMG CONSUMER ACQUISITION CORP CLASS A COM
VMGAU	VMG CONSUMER ACQUISITION CORP UNIT EX 110826
VMGAW	VMG CONSUMER ACQUISITION CORP WT EXP 110326
VMI	VALMONT INDS INC COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VMW	VMWARE INC CL A COM
VNAM	GLOBAL X FDS MSCI VIETNAM ETF
VNCE	VINCE HLDG CORP COM NEW
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	VNET GROUP INC SPONSORED ADS A
VNLA	JANUS DETROIT STR TR HENDRSN SHRT ETF
VNMC	NATIXIS ETF TRUST II VAUGHAN NLSN MDC
VNO	VORNADO RLTY TR SH BEN INT
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNO-M	VORNADO RLTY TR 5.25% CUM PFD M
VNO-N	VORNADO RLTY TR 5.25 PFD SR N

VNO-O	VORNADO RLTY TR 4.45% CUM PFD O
VNOM	VIPER ENERGY PARTNERS LP COM UNT RP INT
VNQ	VANGUARD INDEX FDS REAL ESTATE ETF
VNQI	VANGUARD INTL EQUITY INDEX FDS GLB EX US ETF
VNRX	VOLITIONRX LTD COM
VNSE	NATIXIS ETF TRUST II VAUGHAN NELSN SL
VNT	VONTIER CORPORATION COM
VNTR	VENATOR MATLS PLC SHS
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPONSORED ADR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOR	VOR BIOPHARMA INC COM
VORB	VIRGIN ORBIT HOLDINGS INC COMMON STOCK
VORBW	VIRGIN ORBIT HOLDINGS INC WT EXP
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS COMM SRVC ETF
VOXX	VOXX INTL CORP CL A
VOYA	VOYA FINANCIAL INC COM
VOYA-B	VOYA FINANCIAL INC 5.35% DP PFD B
VPC	ETFIS SER TR I VIRTUS PVT CR
VPCB	VPC IMPACT ACQUISITION HLDG II CLASS A ORD
VPCBU	VPC IMPACT ACQUISITION HLDG II UNIT EXP 030526
VPCBW	VPC IMPACT ACQUISITION HLDG II WT EXP 030526
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FDS FTSE PACIFIC ETF
VPN	GLOBAL X FDS DATA CTR REITS
VPOP	SIMPLIFY EXCHANGE TRADED FUNDS VOLT POP CULTURE

VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INC TR COM
VQS	VIQ SOLUTIONS INC COM NEW
VR	GLOBAL X FDS METAVERSE ETF
VRA	VERA BRADLEY INC COM
VRAI	ETFIS SER TR I VIRTUS REAL AS
VRAR	GLIMPSE GROUP INC COM
VRAY	VIEWRAY INC COM
VRCA	VERRICA PHARMACEUTICALS INC COM
VRDN	VIRIDIAN THERAPEUTICS INC COM
VRE	VERIS RESIDENTIAL INC COM
VREX	VAREX IMAGING CORP COM
VRIG	INVESCO ACTIVELY MANAGED ETF VAR RATE INVT
VRM	VROOM INC COM
VRME	VERIFYME INC COM NEW
VRMEW	VERIFYME INC WT EXP 062225
VRNA	VERONA PHARMA PLC SPONSORED ADS
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	INVESCO EXCH TRADED FD TR II VAR RATE PFD
VRPX	VIRPAX PHARMACEUTICALS INC COM
VRRM	VERRA MOBILITY CORP CL A COM STK
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM
VRT	VERTIV HOLDINGS CO COM CL A
VRTS	VIRTUS INVT PARTNERS INC COM
VRTV	VERITIV CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VS	VERSUS SYSTEMS INC COM NEW
VSAC	VISION SENSING ACQUISITION COR CLASS A COM
VSACU	VISION SENSING ACQUISITION COR UNIT EX 102126
VSACW	VISION SENSING ACQUISITION COR WT EXP 102126
VSAT	VIASAT INC COM
VSCO	VICTORIAS SECRET AND CO COMMON STOCK

VSDA	VICTORY PORTFOLIOS II VICSHS DV AC ETF
VSEC	VSE CORP COM
VSH	VISHAY INTERTECHNOLOGY INC COM
VSL	ETF SER SOLUTIONS VOLSHARES LARG
VSLU	ETF OPPORTUNITIES TRUST APPLIED FINA VAL
VSMV	VICTORY PORTFOLIOS II VICTORYSHS US
VSPY	SPINNAKER ETF SERIES VECTORSHARES MIN
VSS	VANGUARD INTL EQUITY INDEX FDS FTSE SMCAP ETF
VSSYW	VERSUS SYSTEMS INC WT EXP 121725
VST	VISTRA CORP COM
VST+A	VISTRA CORP WT EXP 020224
VSTA	VASTA PLATFORM LTD CL A
VSTM	VERASTEM INC COM
VSTO	VISTA OUTDOOR INC COM
VT	VANGUARD INTL EQUITY INDEX FDS TT WRLD ST ETF
VTAQ	VENTOUX CCM ACQUISITION CORP COM
VTAQR	VENTOUX CCM ACQUISITION CORP RT
VTAQU	VENTOUX CCM ACQUISITION CORP UNIT EXP 093025
VTAQW	VENTOUX CCM ACQUISITION CORP WT EXP 093025
VTC	VANGUARD SCOTTSDALE FDS TOTAL CORP BND
VTEB	VANGUARD MUN BD FDS TAX EXEMPT BD
VTEX	VTEX SHS CL A
VTGN	VISTAGEN THERAPEUTICS INC COM NEW
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTIQ	VECTOIQ ACQUISITION CORP II COM CL A
VTIQU	VECTOIQ ACQUISITION CORP II UNIT
VTIQW	VECTOIQ ACQUISITION CORP II WT EXP 010728
VTN	INVESCO TR INVT GRADE NEW YORK COM
VTNR	VERTEX ENERGY INC COM
VTOL	BRISTOW GROUP INC COM
VTR	VENTAS INC COM
VTRS	VIATRIS INC COM

VTRU	VITRU LTD COM
VTSI	VIRTRA INC COM PAR
VTV	VANGUARD INDEX FDS VALUE ETF
VTVT	VTV THERAPEUTICS INC CL A
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VTYX	VENTYX BIOSCIENCES INC COM
VUG	VANGUARD INDEX FDS GROWTH ETF
VUSE	ETF SER SOLUTIONS VIDENTCORE EQ FD
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVI	VIAD CORP COM
VVNT	VIVINT SMART HOME INC COM CL A
VVOS	VIVOS THERAPEUTICS INC COM
VVPR	VIVOPOWER INTERNATIONAL PLC SHS
VVR	INVESCO SR INCOME TR COM
VVV	VALVOLINE INC COM
VWE	VINTAGE WINE ESTATES INC COM
VWEWW	VINTAGE WINE ESTATES INC WT EXP 060826
VWO	VANGUARD INTL EQUITY INDEX FDS FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS EM MK GOV BD ETF
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXRT	VAXART INC COM NEW
VXUS	VANGUARD STAR FDS VG TL INTL STK F
VYGG	VY GLOBAL GROWTH COM CL A
VYGG+	VY GLOBAL GROWTH WT EXP 013030
VYGG=	VY GLOBAL GROWTH UNIT
VYGR	VOYAGER THERAPEUTICS INC COM
VYM	VANGUARD WHITEHALL FDS HIGH DIV YLD
VYMI	VANGUARD WHITEHALL FDS INTL HIGH ETF
VYNE	VYNE THERAPEUTICS INC COM
VYNT	VYANT BIO INC COM
VZ	VERIZON COMMUNICATIONS INC COM

VZIO	VIZIO HLDG CORP CL A COM
VZLA	VIZSLA SILVER CORP COM NEW
W	WAYFAIR INC CL A
WAB	WABTEC COM
WABC	WESTAMERICA BANCORPORATION COM
WAFD	WASHINGTON FED INC COM
WAFDP	WASHINGTON FED INC 4.875% DEP PFD A
WAFU	WAH FU EDUCATION GROUP LIMITED SHS
WAL	WESTERN ALLIANCE BANCORP COM
WAL-A	WESTERN ALLIANCE BANCORP 4.250% DEP PFD A
WALD	WALDENCAST ACQUISITION CORP CLASS A ORD SHS
WALDU	WALDENCAST ACQUISITION CORP UNIT EX 031126
WALDW	WALDENCAST ACQUISITION CORP WT EXP 031126
WANT	DIREXION SHS ETF TR DLY CNMSR BULL
WARR	WARRIOR TECHNOLOGIES ACQUI CO COM CL A
WARR+	WARRIOR TECHNOLOGIES ACQUI CO WT EXP 033128
WARR=	WARRIOR TECHNOLOGIES ACQUI CO UNIT EX 033128
WASH	WASHINGTON TR BANCORP INC COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM
WAVC	WAVERLEY CAPITAL ACQUIS CORP 1 SHS CL A
WAVC+	WAVERLEY CAPITAL ACQUIS CORP 1 WT EXP 071526
WAVC=	WAVERLEY CAPITAL ACQUIS CORP 1 UNIT
WAVD	WAVEDANCER INC COM
WAVE	ECO WAVE POWER GLOBAL AB SPONSORED ADS
WAVS	WESTERN ACQSTN VENTURES CORP COM
WAVSU	WESTERN ACQSTN VENTURES CORP UNIT EX 090126
WAVSW	WESTERN ACQSTN VENTURES CORP WT EXP 090126
WB	WEIBO CORP SPONSORED ADR
WBA	WALGREENS BOOTS ALLIANCE INC COM
WBD	WARNER BROS DISCOVERY INC COM SER A
WBEV	WINC INC COMMON STOCK
WBIF	ABSOLUTE SHS TR WBI BBR VAL 3000
WBIG	ABSOLUTE SHS TR WBI BBR YLD 3000

WBII	ABSOLUTE SHS TR WBI BBR GBL INME
WBIL	ABSOLUTE SHS TR WBI BBR QTY 3000
WBIT	ABSOLUTE SHS TR WBI BULBEAR TR
WBIY	ABSOLUTE SHS TR WBI PWR FCTR ETF
WBND	LEGG MASON ETF INVT WESTN ASET TTL
WBS	WEBSTER FINL CORP COM
WBS-F	WEBSTER FINL CORP DEP SHS RP PFD F
WBS-G	WEBSTER FINL CORP 6.50% CUM PFD G
WBT	WELBILT INC COM
WBX	WALLBOX NV SHS CL A
WBX+	WALLBOX NV WT EXP 100126
WCBR	WISDOMTREE TR CYBERSECURITY FD
WCC	WESCO INTL INC COM
WCC-A	WESCO INTL INC DP SH FXRT PFD A
WCLD	WISDOMTREE TR CLOUD COMPUTNG
WCN	WASTE CONNECTIONS INC COM
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP. COM
WDFC	WD 40 CO COM
WDH	WATERDROP INC ADS
WDI	WESTERN ASSET DIVERSIFIED INCM COM SHS BEN INT
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDS	WOODSIDE ENERGY GROUP LTD SPONSORED ADR
WE	WEWORK INC CL A
WE+	WEWORK INC WT EXP 102026
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEAV	WEAVE COMMUNICATIONS INC COM
WEBL	DIREXION SHS ETF TR DAILY DJ BULL
WEBR	WEBER INC CL A
WEBS	DIREXION SHS ETF TR DAILY DJ BEAR
WEC	WEC ENERGY GROUP INC COM
WEIX	DYNAMIC SHARES TRUST SHORT SHRT TR VL

WEJO	WEJO GROUP LIMITED COMMON SHARES
WEJOW	WEJO GROUP LIMITED WT EXP 111826
WEL	INTEGRATED WELLNESS ACQ CORP ORD SHS CL A
WEL+	INTEGRATED WELLNESS ACQ CORP WT EXP 103128
WEL=	INTEGRATED WELLNESS ACQ CORP UNIT
WELL	WELLTOWER INC COM
WEN	WENDYS CO COM
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN MIDSTREAM PARTNERS LP COM UNIT LP INT
WETF	WISDOMTREE INVTS INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI FINL GROUP INC SPONSORED ADS
WFC	WELLS FARGO CO NEW COM
WFC-A	WELLS FARGO CO NEW DEP SH PFD CL A
WFC-C	WELLS FARGO & CO NEW 4.37 DP A PFD CC
WFC-D	WELLS FARGO & CO NEW DEP CL A PFD DD
WFC-L	WELLS FARGO CO NEW PERP PFD CNV A
WFC-Q	WELLS FARGO CO NEW DEP SHS 1/1000 A
WFC-R	WELLS FARGO CO NEW DEP 1/1000 PFD A
WFC-Y	WELLS FARGO CO NEW NON CUM PFD Y
WFC-Z	WELLS FARGO CO NEW DP PF CL A SR Z
WFCF	WHERE FOOD COMES FROM INC COM NEW
WFG	WEST FRASER TIMBER CO LTD COM
WFH	DIREXION SHS ETF TR WORK FROM HOME
WFRD	WEATHERFORD INTL PLC ORD SHS
WGLD	WSHARES ENHANCED GOLD ETF UNITS FRACTIONAL
WGMI	VALKYRIE ETF TRUST II BITCOIN MINERS
WGO	WINNEBAGO INDS INC COM
WGRO	WISDOMTREE TR U S GRWT & MNTM
WH	WYNDHAM HOTELS & RESORTS INC COM
WHD	CACTUS INC CL A
WHF	WHITEHORSE FIN INC COM
WHG	WESTWOOD HLDGS GROUP INC COM

WHLM	WILHELMINA INTL INC COM NEW
WHLR	WHEELER REAL ESTATE INVT TR COM NEW
WHLRD	WHEELER REAL ESTATE INVT TR PFD CNV SER D
WHLRL	WHEELER REAL ESTATE INVT TR 7% SR NT 31
WHLRP	WHEELER REAL ESTATE INVT TR CV PFD SER B
WHR	WHIRLPOOL CORP COM
WIA	WESTERN ASST INFLTN LKD INM FD COM SH BEN INT
WILC	G WILLI FOOD INTL LTD ORD
WIMI	WIMI HOLOGRAM CLOUD INC SPON ADS CL B
WINA	WINMARK CORP COM
WINC	LEGG MASON ETF INVT WESTN AST SHRT
WING	WINGSTOP INC COM
WINN	HARBOR ETF TRUST LONG TERM GROWER
WINT	WINDTREE THERAPEUTICS INC COM
WINV	WINVEST ACQUISITION CORP COMMON STOCK
WINVR	WINVEST ACQUISITION CORP RT
WINVU	WINVEST ACQUISITION CORP UNIT EX 080926
WINVW	WINVEST ACQUISITION CORP WT EXP 080926
WIP	SPDR SER TR FTSE INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WISA	WISA TECHNOLOGIES INC COM NEW
WISH	CONTEXTLOGIC INC COM CL A
WIT	WIPRO LTD SPON ADR 1 SH
WIW	WESTERN AST INFL LKD OPP & INM COM
WIX	WIX COM LTD SHS
WIZ	EA SERIES TRUST MERLYN AI BULL
WK	WORKIVA INC COM CL A
WKEY	WISEKEY INTERNATIONAL HLDS LTD SPON ADS
WKHS	WORKHORSE GROUP INC COM NEW
WKLY	TIDAL ETF TR SOFI WEEKLY DIVI
WKME	WALKME LTD ORD SHS
WKSP	WORKSPORT LTD COM NEW
WKSPW	WORKSPORT LTD WT EXP 060126
WLDN	WILLDAN GROUP INC COM

WLFC	WILLIS LEASE FIN CORP COM
WLK	WESTLAKE CORPORATION COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP
WLL	WHITING PETE CORP NEW COM NEW
WLMS	WILLIAMS INDL SVCS GROUP INC COM
WLTG	ETF OPPORTUNITIES TRUST WEALTHTRUST DBS
WLTH	NORTHERN LTS FD TR II LIFEGOAL WEALTH
WLY	WILEY JOHN & SONS INC CL A
WLYB	WILEY JOHN & SONS INC CL B
WM	WASTE MGMT INC DEL COM
WMB	WILLIAMS COS INC COM
WMC	WESTERN ASSET MTG CAP CORP COM
WMG	WARNER MUSIC GROUP CORP COM CL A
WMK	WEIS MKTS INC COM
WMPN	WILLIAM PENN BANCORPORATION COM
WMS	ADVANCED DRAIN SYS INC DEL COM
WMT	WALMART INC COM
WNC	WABASH NATL CORP COM
WNDY	GLOBAL X FDS WIND ENERGY ETF
WNEB	WESTERN NEW ENG BANCORP INC COM
WNNR	ANDRETTI ACQUISITION CORP CL A ORD SHS
WNNR+	ANDRETTI ACQUISITION CORP WT EXP
WNNR=	ANDRETTI ACQUISITION CORP UNIT
WNS	WNS HLDGS LTD SPON ADR
WNW	MEIWU TECHNOLOGY COMPANY LTD ORD SHS
WOLF	WOLFSPEED INC COM
WOMN	IMPACT SHS TR I YWCA WOMENS ETF
WOOD	ISHARES TR GL TIMB FORE ETF
WOOF	PETCO HEALTH & WELLNESS CO INC COM
WOR	WORTHINGTON INDS INC COM
WORX	SCWORX CORP COM
WOW	WIDEOPENWEST INC COM
WPC	WP CAREY INC COM
WPCA	WARBURG PINCUS CAPTAL CORP I A SHS CL A

WPCA+	WARBURG PINCUS CAPTAL CORP I A WT EXP
WPCA=	WARBURG PINCUS CAPTAL CORP I A UNIT
WPCB	WARBURG PINCUS CAPTAL CORP I B SHS CL A
WPCB+	WARBURG PINCUS CAPTAL CORP I B WT EXP
WPCB=	WARBURG PINCUS CAPTAL CORP I B UNIT
WPM	WHEATON PRECIOUS METALS CORP COM
WPP	WPP PLC NEW ADR
WPRT	WESTPORT FUEL SYSTEMS INC COM NEW
WPS	ISHARES TR INTL DEVPPTY ETF
WQGA	WORLD QUANTUM GROWTH ACQUISIT SHS CL A
WQGA+	WORLD QUANTUM GROWTH ACQUISIT WT EXP 080426
WQGA=	WORLD QUANTUM GROWTH ACQUISIT UNIT
WRAC	WILLIAMS ROWLAND ACQUISITION C COM
WRAC+	WILLIAMS ROWLAND ACQUISITION C WT EXP 121126
WRAC=	WILLIAMS ROWLAND ACQUISITION C UNIT
WRAP	WRAP TECHNOLOGIES INC COM
WRB	BERKLEY W R CORP COM
WRB-E	BERKLEY W R CORP 5.70% SB DB 2058
WRB-F	BERKLEY W R CORP CAL SUB DEB 59
WRB-G	BERKLEY W R CORP 4.25% DEB 60
WRB-H	BERKLEY W R CORP 4.125 % SUB 61
WRBY	WARBY PARKER INC CL A COM
WRE	WASHINGTON REAL ESTATE INVT TR SH BEN INT
WRK	WESTROCK CO COM
WRLD	WORLD ACCEP CORPORATION COM
WRN	WESTERN COPPER & GOLD CORP COM
WRND	INDEXIQ ETF TR IQ GLOBAL EQUITY
WSBC	WESBANCO INC COM
WSBCP	WESBANCO INC 6.75% DP PFD A
WSBF	WATERSTONE FINL INC MD COM
WSC	WILLSCOT MOBIL MINI HLDNG CORP COM CL A
WSFS	WSFS FINL CORP COM
WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM

WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTG	WAYSIDE TECHNOLOGY GROUP INC COM
WTBA	WEST BANCORPORATION INC CAP STK
WTER	ALKALINE WTR CO INC COM NEW
WTFC	WINTRUST FINL CORP COM
WTFCM	WINTRUST FINL CORP PFD-D FIX/FLT
WTFCP	WINTRUST FINL CORP 6.875 DP SH PF E
WTI	W & T OFFSHORE INC COM
WTM	WHITE MTNS INS GROUP LTD COM
WTMA	WELSBACH TECH METALS ACQU CORP COM
WTMAR	WELSBACH TECH METALS ACQU CORP RT
WTMAU	WELSBACH TECH METALS ACQU CORP UNIT EX 122226
WTMF	WISDOMTREE TR FUTRE STRAT FD
WTRE	WISDOMTREE TR NEW ECON REAL ES
WTRG	ESSENTIAL UTILS INC COM
WTRH	WAITR HLDGS INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTTR	SELECT ENERGY SVCS INC CL A COM
WTV	WISDOMTREE TR WISDOMTREE US VA
WTW	WILLIS TOWERS WATSON PLC LTD SHS
WU	WESTERN UN CO COM
WULF	TERAWULF INC COM
WVE	WAVE LIFE SCIENCES LTD SHS
WVFC	WVS FINL CORP COM
WVVI	WILLAMETTE VY VINEYARD INC COM
WVVIP	WILLAMETTE VY VINEYARD INC RED PFD SER A
WW	WW INTL INC COM
WWAC	WORLDWIDE WEBB ACQUISITION COR CLASS A ORD SHS
WWACU	WORLDWIDE WEBB ACQUISITION COR UNIT EX 102026
WWACW	WORLDWIDE WEBB ACQUISITION COR WT EXP 102026
WWD	WOODWARD INC COM

WWE	WORLD WRESTLING ENTMT INC CL A
WWJD	NORTHERN LTS FD TR IV INTRNTINL ESG
WWOW	DIREXION SHS ETF TR WORLD WITHOUT
WWR	WESTWATER RES INC COM NEW
WWW	WOLVERINE WORLD WIDE INC COM
WY	WEYERHAEUSER CO MTN BE COM NEW
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COMMON
X	UNITED STATES STL CORP NEW COM
XAIR	BEYOND AIR INC COM
XAR	SPDR SER TR AEROSPACE DEF
XB	BONDBLOXX ETF TRUST B RT USD HI YLD
XBB	BONDBLOXX ETF TRUST BB RT USD HI YLD
XBI	SPDR SER TR S&P BIOTECH
XBIO	XENETIC BIOSCIENCES INC COM
XBIOW	XENETIC BIOSCIENCES INC WT EXP 071924
XBIT	XBIOTECH INC COM
XCCC	BONDBLOXX ETF TRUST CCC RT USD HI YL
XCEM	COLUMBIA ETF TR II EM CORE EX ETF
XCLR	GLOBAL X FDS S&P 500 COLLAR
XCUR	EXICURE INC COM
XDNA	KELLY STRATEGIC ETF TRUST CRISPR & GENE ED
XEL	XCEL ENERGY INC COM
XELA	EXELA TECHNOLOGIES INC COM NEW
XELAP	EXELA TECHNOLOGIES INC 6% CONV PFD SR B
XELB	XCEL BRANDS INC COM NEW
XENE	XENON PHARMACEUTICALS INC COM
XERS	XERIS BIOPHARMA HOLDINGS INC COM
XES	SPDR SER TR OILGAS EQUIP
XFIN	EXCELFIN ACQUISITION CORP COM CL A
XFINU	EXCELFIN ACQUISITION CORP UNIT EX 102528
XFINW	EXCELFIN ACQUISITION CORP WT EXP 102528
XFLT	XAI OCTAGON FLOATING RATE & AL COM
XFLT-A	XAI OCTAGON FLOATING RATE & AL 6.50% 26 TRM PFD

XFOR	X4 PHARMACEUTICALS INC COM
XGN	EXAGEN INC COM
XHB	SPDR SER TR S&P HOMEBUILD
XHE	SPDR SER TR HLTH CR EQUIP
XHR	XENIA HOTELS & RESORTS INC COM
XHS	SPDR SER TR HLTH CARE SVCS
XHYC	BONDBLOXX ETF TRUST USD HI YLD CONSU
XHYD	BONDBLOXX ETF TRUST USD HI YLD NON C
XHYE	BONDBLOXX ETF TRUST USD HI YLD ENERG
XHYF	BONDBLOXX ETF TRUST USD HI YLD FINAN
XHYH	BONDBLOXX ETF TRUST USD HI YLD HEALT
XHYI	BONDBLOXX ETF TRUST USD HI YLD INDUS
XHYT	BONDBLOXX ETF TRUST USD HI YLD TELEC
XIN	XINYUAN REAL ESTATE CO LTD SPONS ADR
XITK	SPDR SER TR FACTST INV ETF
XL	XL FLEET CORP COM CL A
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLC	SELECT SECTOR SPDR TR COMMUNICATION
XLE	SELECT SECTOR SPDR TR ENERGY
XLF	SELECT SECTOR SPDR TR FINANCIAL
XLG	INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLO	XILIO THERAPEUTICS INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRE	SELECT SECTOR SPDR TR RL EST SEL SEC
XLSR	SSGA ACTIVE TR SPDR SSGA US SCT
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XM	QUALTRICS INTL INC COM CL A
XME	SPDR SER TR S&P METALS MNG
XMHQ	INVESCO EXCHANGE TRADED FD TR S&P MDCP QUALITY
XMLV	INVESCO EXCH TRADED FD TR II S&P MIDCP LOW

XMMO	INVESCO EXCHANGE TRADED FD TR S&P MDCP MOMNTUM
XMTR	XOMETRY INC CLASS A COM
XMVM	INVESCO EXCHANGE TRADED FD TR S&P MDCP VLU MNT
XNCR	XENCOR INC COM
XNET	XUNLEI LTD SPONSORED ADR
XNTK	SPDR SER TR NYSE TECH ETF
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM NEW
XOMAO	XOMA CORP DEL 8.375% DP PFD B
XOMAP	XOMA CORP DEL 8.625% CUM PFD A
XOP	SPDR SER TR S&P OILGAS EXP
XOS	XOS INC COMMON STOCK
XOSWW	XOS INC WT EXP
XOUT	GRANITESHARES ETF TR XOUT US LRG CP
XP	XP INC CL A
XPAX	XPAC ACQUISITION CORP CLASS A ORD
XPAXU	XPAC ACQUISITION CORP UNIT EX 072721
XPAXW	XPAC ACQUISITION CORP WT EXP
XPDB	POWER & DIGITAL INFRASTRUCTURE CLASS A COM
XPDBU	POWER & DIGITAL INFRASTRUCTURE UNIT EX 120926
XPDBW	POWER & DIGITAL INFRASTRUCTURE WT EXP 120926
XPEL	XPEL INC COM
XPER	XPERI HOLDING CORP COM
XPEV	XPENG INC ADS
XPH	SPDR SER TR S&P PHARMAC
XPL	SOLITARIO ZINC CORP COM
XPND	FIRST TR EXCHNG TRADED FD VIII EXPANDED TECHNOL
XPO	XPO LOGISTICS INC COM
XPOA	DPCM CAP INC COM CL A
XPOA+	DPCM CAP INC WT EXP 101427
XPOA=	DPCM CAP INC UNIT
XPOF	XPONENTIAL FITNESS INC COM CL A
XPON	EXPION360 INC COM
XPP	PROSHARES TR ULT FTSE CHIN 50

XPRO	EXPRO GROUP HOLDINGS NV COM
XRAY	DENTSPLY SIRONA INC COM
XRLV	INVESCO EXCH TRADED FD TR II S&P 500 EX RAT
XRMI	GLOBAL X FDS S&P 500 RISK
XRT	SPDR SER TR S&P RETAIL ETF
XRTX	XORTX THERAPEUTICS INC COM NEW
XRX	XEROX HOLDINGS CORP COM NEW
XSD	SPDR SER TR S&P SEMICNDCTR
XSLV	INVESCO EXCH TRADED FD TR II S&P SMLCP LOW
XSMO	INVESCO EXCHANGE TRADED FD TR S&P SMLCP MOMENT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSPA	XPRESSPA GROUP INC COM
XSVM	INVESCO EXCHANGE TRADED FD TR S&P SMCP VLU MNT
XSW	SPDR SER TR COMP SOFTWARE
XT	ISHARES TR EXPONENTIAL TECH
XTL	SPDR SER TR S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE
XTN	SPDR SER TR S&P TRANSN ETF
XTNT	XTANT MED HLDGS INC COM NEW
XTR	GLOBAL X FDS S&P 500 TAIL
XWEB	SPDR SER TR S&P INTERNET ETF
XXII	22ND CENTY GROUP INC COM
XYF	X FINL SPONSORED ADS
XYL	XYLEM INC COM
XYLD	GLOBAL X FDS S&P 500 COVERED
XYLG	GLOBAL X FDS S&P 500 COVERED
Y	ALLEGHANY CORP MD COM
YALA	YALLA GROUP LTD ADS
YANG	DIREXION SHS ETF TR DAILY FTSE CHINA
YCBD	CBDMD INC COM
YCBD-A	CBDMD INC 8% SER A CUM PFD
YCL	PROSHARES TR II ULTRA YEN NEW
YCS	PROSHARES TR II ULTRASHORT YEN N
YELL	YELLOW CORP COM

YELP	YELP INC CL A
YETI	YETI HLDGS INC COM
YEXT	YEXT INC COM
YGMZ	MINGZHU LOGISTICS HLDGS LTD COM
YI	111 INC ADS
YINN	DIREXION SHS ETF TR DL FTSE BULL 3X
YJ	YUNJI INC ADS RP CL A
YLD	PRINCIPAL EXCHANGE-TRADED FDS ACTIVE HIGH YL
YLDE	LEGG MASON ETF INVT TR CLEARBRIDGE DI
YMAB	Y-MABS THERAPEUTICS INC COM
YMM	FULL TRUCK ALLIANCE CO LTD SPONSORED ADS
YMTX	YUMANITY THERAPEUTICS INC COM
YNDX	YANDEX N V SHS CLASS A
YOLO	ADVISORSHARES TR PURE CANNABIS
YORW	YORK WTR CO COM
YOTAU	YOTTA ACQUISITION CORPORATION UNIT EX 031527
YOU	CLEAR SECURE INC COM CL A
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YQ	17 ED & TECHNOLOGY GROUP INC ADS
YRD	YIREN DIGITAL LTD SPONSORED ADS
YSG	YATSEN HLDG LTD ADS
YTEN	YIELD10 BIOSCIENCE INC COM
YTPG	TPG PACE BENEFICIAL II CORP COMMON STOCK
YTRA	YATRA ONLINE INC ORD SHS
YUM	YUM BRANDS INC COM
YUMC	YUM CHINA HLDGS INC COM
YUMY	VANECK ETF TRUST FUTURE OF FOOD
YVR	LIQUID MEDIA GROUP LTD NEW COM NEW
YXI	PROSHARES TR SHT FTSE CHIN 50
YY	JOYY INC ADS REPSTG COM A
YYY	AMPLIFY ETF TR HIGH INCOME
Z	ZILLOW GROUP INC CL C CAP STK
ZBH	ZIMMER BIOMET HOLDINGS INC COM
ZBRA	ZEBRA TECHNOLOGIES CORPORATION CL A

ZCMD	ZHONGCHAO INC CL A
ZD	ZIFF DAVIS INC COM
ZDGE	ZEDGE INC CL B
ZEAL	ZEALAND PHARMA A/S SPONSORED ADR
ZEN	ZENDESK INC COM
ZENV	ZENVIA INC CLASS A COM
ZEPP	ZEPP HEALTH CORPORATION SPONSORED ADS
ZEST	ECOARK HLDGS INC COM NEW
ZETA	ZETA GLOBAL HOLDINGS CORP CL A
ZEUS	OLYMPIC STEEL INC COM
ZEV	LIGHTNING EMOTORS INC COM
ZEV+	LIGHTNING EMOTORS INC WT EXP 051825
ZG	ZILLOW GROUP INC CL A
ZGEN	EA SERIES TRUST GENERATION Z ETF
ZGN	ERMENEGILDO ZEGNA N V ORD SHS
ZGN+	ERMENEGILDO ZEGNA N V WT EXP 121726
ZH	ZHIHU INC ADS
ZHDG	TIDAL ETF TR ZEGA BUY AND HED
ZI	ZOOMINFO TECHNOLOGIES INC COMMON STOCK
ZIG	ETF SER SOLUTIONS ACQUIRERS FD
ZIM	ZIM INTEGRATED SHIPPING SERV SHS
ZIMV	ZIMVIE INC COM
ZING	FTAC ZEUS ACQUISITION COR CLASS A COM
ZINGU	FTAC ZEUS ACQUISITION COR UNIT EX 041526
ZINGW	FTAC ZEUS ACQUISITION COR WT EXP 041526
ZION	ZIONS BANCORPORATION N A COM
ZIONL	ZIONS BANCORPORATION N A SUB NT FX/FLT 28
ZIONO	ZIONS BANCORPORATION N A DEP 1/40TH PFD
ZIONP	ZIONS BANCORPORATION N A PFD 1/40 SER A
ZIP	ZIPRECRUITER INC CL A
ZIVO	ZIVO BIOSCIENCE INC COM NEW
ZIVOW	ZIVO BIOSCIENCE INC WT EXP 051426
ZKIN	ZK INTL GROUP CO LTD SHS
ZLAB	ZAI LAB LTD ADR

ZM	ZOOM VIDEO COMMUNICATIONS INC CL A
ZNH	CHINA SOUTHERN AIRLINES CO LTD SPON ADR CL H
ZNTL	ZENTALIS PHARMACEUTICALS INC COM
ZOM	ZOMEDICA CORP COM
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZS	ZSCALER INC COM
ZSAN	ZOSANO PHARMA CORP COM
ZSL	PROSHARES TR II PSHS ULSSLVR NEW
ZT	ZIMMER ENERGY TRANSITION ACQU COM CL A
ZTAQU	ZIMMER ENERGY TRANSITION ACQU UNIT EX 061626
ZTAQW	ZIMMER ENERGY TRANSITION ACQU WT EXP 061626
ZTEK	ZENTEK LTD COM
ZTO	ZTO EXPRESS CAYMAN INC SPONSORED ADS A
ZTR	VIRTUS GLOBAL DIVID & INCOME F COM
ZTS	ZOETIS INC CL A
ZUMZ	ZUMIEZ INC COM
ZUO	ZUORA INC COM CL A
ZVIA	ZEVIA PBC CL A
ZVO	ZOVIO INC COM
ZWRK	Z-WORK ACQUISITION CORP COM CL A
ZWRKU	Z-WORK ACQUISITION CORP UNIT
ZWRKW	Z-WORK ACQUISITION CORP WT EXP 010426
ZWS	ZURN WATER SOLUTIONS CORP COM
ZY	ZYMERGEN INC COM
ZYME	ZYMEWORKS INC COM
ZYNE	ZYNERBA PHARMACEUTICALS INC COM
ZYXI	ZYNEX INC COM
ZZK	NYSE ARCA Test Symbol ZZK